File No. 82-2683

2008 Annual Report

ARS
12-31-08



09045704





Wolters Kluwer





Health

Wolters Kluwer Health is the leading global provider of information and business intelligence for healthcare professionals, serving physicians, nurses, allied health professionals, pharmacists, academics, payers, and the life sciences with solutions for research and development, at the point-of-learning, the point-of-dispensing, and the point-of-care.

Corporate & Financial Services

Wolters Kluwer Corporate & Financial Services has a leading, comprehensive portfolio of products, services, and solutions to empower professionals in the legal, banking, securities, and insurance markets in the United States and the United Kingdom.





Tax, Accounting & Legal

Wolters Kluwer Tax, Accounting & Legal is a premier provider of research, software, and workflow tools in tax, accounting, audit, and in specialized key practice areas in the legal and business compliance markets in the United States, Canada, Europe, and Asia Pacific.

Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe is the leading provider of a broad range of information, software, and services to professional customers in the European markets for legal, tax and accounting, human resources, public and government administration, health, safety, and environment, and transport.

Strategy that Adds Value to Customers

Accelerate Profitable Growth

Wolters Kluwer's strategy is to accelerate profitable growth through four strategic actions to deliver enhanced value for our customers, investors, and employees.

Grow our leading positions

We will strengthen our leading positions in core vertical markets by continuing to invest in new and enhanced products as well as expanded sales and market initiatives to participate more deeply in our customers' workflows.

Capture key adjacencies

We will expand into attractive adjacent customer segments and markets which leverages our leading positions, brands, and technology platforms and offer opportunities to extend the growth potential of our core markets.

Exploit global scale and scope

We will expand our global footprint in new and emerging markets and selectively extend our product lines and platforms on a worldwide basis. With our deep understanding of local markets and wide geographical spread, Wolters Kluwer is well positioned to benefit from globalization.

Institutionalize operational excellence

We will pursue opportunities to achieve greater effectiveness and efficiencies by instilling a culture of continuous improvements throughout our operations.

Company values

Wolters Kluwer's company values – Customer focus, Innovation, Accountability, Integrity, Value creation, and Teamwork – connect all Wolters Kluwer employees and support the successful execution of our strategy to accelerate profitable growth.

Partner with our customers

Our customers are at the center of what we do. We are continuously engaged in an ongoing exchange of expertise and ideas with our customers about their work. This value-adding partnership is fundamental to meeting our commitment to the customers we serve, globally and locally. Deep knowledge of their professional workflows and the ability to apply emerging technologies to make them more efficient, productive, and provide the best service to their own clients is what sets us apart. It is this superior customer insight which lies at the heart of our competitive advantage.

Customer insight at Wolters Kluwer

Wolters Kluwer works with a company-wide program around customer insight, which was aligned with the introduction of the company's strategy to accelerate profitable growth. The company is fully dedicated to achieve a state where the voice of the customer is prominent in all product life stages, having deep knowledge of our customers, being able to anticipate new market needs, and creating differentiation through superior customer insight. The customer insight program is unique to our products, culture, and expertise, representing Wolters Kluwer's best and offers a continuous cycle of improvement in innovation, development, and management to support our strategy to accelerate profitable growth. You can find more information on our customer insight on our website and in our Customer Focus brochure.

Grow Our Leading Positions

Capture Key Adjacencies

Institutionalize Operational Excellence

Exploit Global Scale and Scope

Wolters Kluwer
2008 Annual Report

The Professional's First Choice

2008 Highlights

Total Revenues €3,374 million



Revenues breakdown by division
in millions of euros (in % of total)

- 687 Health (20%)
- 480 Corporate & Financial Services (14%)
- 879 Tax, Accounting & Legal (26%)
- 1,328 Legal, Tax & Regulatory Europe (40%)



Geographical spread of revenues
in %

- 48 Europe
- 48 North America
- 3 Asia Pacific
- 1 Rest of the world



Revenues by media
in %

- 49 Electronic:
  - 29 Internet / Online
  - 20 Software / CD-ROM
- 36 Print
- 15 Services

Total Ordinary EBITA €678 million



Ordinary EBITA per division
in millions of euros
- 86 Health
- 133 Corporate & Financial Services
- 223 Tax, Accounting & Legal
- 274 Legal, Tax & Regulatory Europe



Geographical spread of ordinary EBITA
in %
- 38 Europe
- 60 North America
- 2 Asia Pacific
- 0 Rest of the world

Key Performance Indicators

Key performance indicators	2008	Target 2008[2]	2007
Organic revenue growth	0%	Positive	4%
Ordinary EBITA margin	20.1%	20%	19.5%
Free cash flow[1]	€415 million	±€400 million	€405 million
Return on invested capital	8%	8%	8%
Diluted ordinary earnings per share[1]	€1.52	€1.52 – €1.57	€1.38

1 At constant currencies (EUR / USD = 1.37)
2 The revised organic revenue growth target was communicated with the 2008 Trading Update (November 5, 2008). All other key performance indicators were reiterated.

Table of Contents

2008 Financial Statements

Other Information



Message from the Chairman

In 2008, Wolters Kluwer remained steadfast in the pursuit of our long-term strategy to accelerate profitable growth despite an unprecedented economic downturn. We continued to focus on customers and growing our leading positions while making major investments in emerging markets, unique 'must-have' content, and software solutions in fast growing verticals. In addition, we made major gains against our goal to become a globally integrated enterprise by standardizing core processes and establishing global supply chains, expanding shared services, and launching product delivery platforms.

Challenging economic conditions created market contractions which were felt throughout our industry and across all geographies, impacting our customers and, in turn, the purchasing of our more economically sensitive products and services. Yet, despite these unfavorable conditions, Wolters Kluwer showed resilience and the company remains well positioned for sustained profitability and long-term growth.

Financial strength

In the face of these market challenges Wolters Kluwer performed well against the key performance indicators we use to measure our progress, meeting nearly all of our financial goals. The company delivered improved ordinary EBITA by 5% in constant currencies, and ordinary operating margins of 20.1%, compared to 19.5% for 2007. This margin improvement was driven by strong growth in electronic products, tight cost controls, the benefit of structural improvements, and operational excellence programs including project Springboard. Diluted ordinary earnings per share in constant currencies grew by 10% in 2008 to €1.52. Free cash flow in constant currencies totaled €415 million, a 3% growth.

Overall revenues grew 3% in constant currencies driven by acquisitions made in key market segments. While organic revenue was in line with the previous year, growth in the subscription and other non-cyclical product portfolio was 3%, offset by volume declines in our transactional product lines. Our investments in online and software products continued to yield results as customer demand drove electronic organic revenue growth to 9% in constant currencies. Electronic products, including online customer research tools, workflow solutions and software, represented half of total revenues.

Our resilient portfolio and strong cash generation continue to support a solid financial position. The majority of our revenue are derived from must-have content, software, and services delivered to professional market segments. Approximately two-thirds of the revenues are subscription based with improving retention rates. Wolters Kluwer also has a healthy regional balance between Europe and North America and a growing presence in Asia's professional markets.

Our sound debt and capital structure ensure a strong liquidity position. The proposal to distribute a dividend that is 2% higher compared to 2007 reflects again our commitment to generate long-term shareholder value while continuing to deliver attractive returns year on year. The financial strength of Wolters Kluwer is reflected in our healthy balance sheet and our ability to continuously invest in market expansion, technology, and product innovation.

Strong fundamentals and favorable long-term trends

Across the globe, more and more customers in the health, legal, tax, and regulatory markets use our content, software, and services for their information, productivity, and compliance needs. Today, our professional customers demand workflow and software solutions that address their productivity requirements, while allowing them to focus their attention on serving their clients and building value. Customers partner with Wolters Kluwer, not only for our deep understanding of their professional and research needs, but also for our technology expertise and innovative approach to meeting their productivity challenges.

In 2008, Wolters Kluwer focused its innovation efforts on driving new online offerings and building next-generation delivery platforms across all divisions. Accomplishments for the year included the launch of Ovid Universal Search™ in Health, the introduction of the next-generation .net platform for CCH Prosystem *fx* in Tax and Accounting, and the significant growth of 12% in electronic revenues in Europe driven by numerous new products offered in 2008. Our leading positions were strengthened not only through innovation but also through key strategic acquisitions. Our position in the global tax and accounting market was expanded significantly with the acquisitions of Addison in Germany, IntelliTax in the United States, and MYOB in the United Kingdom. The acquisition of UpToDate, the leader in evidence-based clinical solutions, solidified our leadership position in the fast growing market for clinical decision support tools.

Looking to the future, we remain excited by the long-term trends that drive demand for our products and services in our core markets. Increased regulation, growth in emerging markets, staffing shortages in key professions, and increased pressure on productivity improvements to drive business results will continue to fuel demand for our information, software, and services.

A global operating company

With our worldwide customer base and growing global lines of business, we are accelerating the pace at which we will become a global operating organization. We recently introduced a Global Shared Services organization, continued to make investments in Global Atlas, our worldwide online delivery platform, and expanded Springboard, our program focused on achieving the next wave of efficiency improvements. Each of these initiatives reflects our strategy to exploit global scale and scope and instill operational excellence throughout Wolters Kluwer, by benefiting from global synergies and leveraging our investments, knowledge, and expertise.

Responsible leadership in 2009

2008 demonstrated that the fundamentals of Wolters Kluwer are strong and that we have the vision and capabilities necessary to address the demands of the market. The strengths of Wolters Kluwer that help the organization overcome the present market challenges are the result of the investments in our infrastructure, capabilities, and people.

Wolters Kluwer's talented and dedicated employees across the globe are one of the company's greatest assets and we will continue to focus on their professional growth and development. We have a strong team and, as past experiences have shown, Wolters Kluwer has an excellent track record as well as a great capacity to deal with difficult situations. We strongly believe in managing the business for the long term, which has proven to pay off in the past and will continue to do so in the future.

With the challenging economic climate expected to continue, our focus on customers and innovation, combined with prudent and responsible leadership, remains our priority. We will stay nimble to adapt our plans and seize opportunities as market conditions change. As a company, we are well positioned to meet the challenges of 2009 and we are committed to our strategic agenda.

On behalf of the Executive Board of Wolters Kluwer and employees worldwide, I want to thank our shareholders and our customers for their support and recognition of our value. We at Wolters Kluwer will continue to work hard to deliver results for all stakeholders.



Nancy McKinstry
CEO and Chairman of the Executive Board

Financial Results 2004–2008

Revenues


Revenues
in millions of euros
2004
2005
2006
2007
2008
2,952
3,065
3,377
3,413
3,374
1,127
1,137
1,194
1,249
1,328
765
776
826
881
879
437
496
534
522
480
623
656
823
761
687
Legal, Tax & Regulatory Europe
Tax, Accounting & Legal
Corporate & Financial Services
Health


Revenues by media
in %
2004
2005
2006
2007
2008
14
14
13
15
15
48
44
41
38
36
19
21
20
20
20
19
21
26
27
29
Services
Print
Software / CD-ROM
Internet / Online

The 2004–2006 figures have been restated to reflect the presentation of the Education division, divested in 2007, as discontinued operations, and the transfer of the operations in the United Kingdom from Legal, Tax & Regulatory Europe to Tax, Accounting & Legal in 2007.

Geographical spread of revenues
in %



2004
2005
2006
2007
2008
1
3
44
52
1
3
44
52
1
4
51
44
0
3
52
45
1
3
48
48

- Rest of the world
- Asia Pacific
- North America
- Europe

Organic revenue growth
in %



2004
2005
2006
2007
2008
8
6
4
2
0
0.7
2.3
3.3
3.8
0.0

Ordinary EBITA

Ordinary EBITA
in millions of euros



2004
2005
2006
2007
2008
464
474
556
667
678
165
183
213
253
274
156
132
146
197
223
82
100
116
144
133
103
104
120
112
86
(42)
(45)
(39)
(39)
(38)

Legal, Tax & Regulatory Europe
- Tax, Accounting & Legal
- Corporate & Financial Services
- Health
- Corporate

Ordinary EBITA margin
in %



2004
2005
2006
2007
2008
20.0
17.5
15.0
15.7
15.5
16.5
19.5
20.1

Other KPIs

Free cash flow
in millions of euros (in actual currencies)


2004
2005
2006
2007
2008
407
311
399
405
395

Diluted ordinary earnings per share
in euros (in actual currencies)


2004
2005
2006
2007
2008
1.65
1.50
1.35
1.20
1.05
0.90
0.91
0.93
1.10
1.38
1.47

Organizational Overview and Management

Wolters Kluwer

Executive Board

Health

- Pharma Solutions
- Medical Research
- Professional & Education
- Clinical Solutions

Corporate & Financial Services

- Corporate Legal Services
- Financial Services

Tax, Accounting & Legal

- Tax and Accounting
- Law & Business

Legal, Tax & Regulatory Europe

- Region Central (Central Europe, Italy)
- Region North (Belgium, Netherlands, Scandinavia)
- Region South (France, Spain)
- Germany
- Russia

Global Shared Services



● **Nancy McKinstry**
CEO and Chairman of the Executive Board



● **Boudewijn Beerkens**
CFO and Member of the Executive Board



● **Jack Lynch**
Member of the Executive Board



● **Bob Becker**
President and CEO
Wolters Kluwer Health



● **Chris Cartwright**
President and CEO
Wolters Kluwer Corporate & Financial Services



● **Kevin Robert**
President and CEO
Wolters Kluwer Tax and Accounting



● **Stacey Caywood**
President and CEO
Wolters Kluwer Law & Business (U.S.)



Rolv Eide
CEO Wolters Kluwer Legal, Tax & Regulatory Europe



Tom Lesica
CEO Global Shared Services



Kathy Baker
Senior Vice President
Human Resources



Jheroen Muste
Senior Vice President
Mergers & Acquisitions



Ann Riposanu
Senior Vice President
Planning & Analysis



Andres Sadler
Senior Vice President
Strategy

Management profiles are available on page 151 of this report or at www.wolterskluwer.com

Report of the Executive Board



Report of the Executive Board

Positioned for Sustained Profitability and Long-term Growth

2008 was a year of challenges for Wolters Kluwer. Market contractions were felt in all geographies and subsequently had an impact on Wolters Kluwer customers and businesses. Yet, despite unfavorable economic conditions, the organization showed resilience and is well positioned for sustained profitability and long-term growth.

Wolters Kluwer enjoys the benefit of a defensive portfolio with a majority of the revenue streams derived from 'must-have' content, software, and services delivered to professional market segments. Market demand for products is driven by legislative change, scientific, and medical discoveries, and the increasing productivity needs of the professionals the company serves.

The majority of revenues derived from subscription and other non-cyclical products. The balance of the portfolio is comprised of transactional products including books, mortgage and corporate lending-based products, advertising and promotional services, and training. It is in these transactional areas that Wolters Kluwer experienced the pressure of the economic slow down.

Past experiences have shown that Wolters Kluwer has a great capacity to deal with difficult market circumstances, as well as an excellent track record in solving problems. Management strongly believes in managing the business for the long term, which has proven to pay off in the past and will continue to do so in the future.

Good performance in strategically important areas

While market conditions deteriorated throughout 2008, Wolters Kluwer continued to take strategic actions which strengthen the core foundation of the business and supported its focus on long-term profitable growth.

- *Achieved strong growth in online and software products:*
  The company's commitment to invest 8–10% of revenues in new and enhanced products and technology platforms continued to yield good returns in 2008. Revenues from online and software products grew 9% in constant currencies. These products, which typically carry higher retention rates compared with traditional print products, provide a strong foundation for capturing future growth opportunities.
- *Strengthened market-leading positions:*
  The company strengthened its market positions through new product introductions as well as key strategic acquisitions in global tax and accounting with the addition of Addison in Germany, MYOB in the U.K., and IntelliTax in North America and in healthcare with the acquisition of UpToDate, a leader in the fast growing market of clinical decision support.
- *Increased global reach:*
  The company continued to make emerging markets a priority growth area. Revenues in Asia and Central and Eastern Europe grew at 37% and 65% in constant currencies respectively.
- *Improved Health portfolio:*
  The company took a number of actions in 2008 to address the underperformance of its Health portfolio, including restructuring its books and journals business, addressing wholesaler channel shifts, integrating its pharma solutions units, and strengthening management. While these changes negatively impacted revenue and operating margin performance in 2008, these actions will lead to improved future performance.

Strong financial position

The company demonstrated improved operating profitability and a significant increase in earnings. The resiliency of the portfolio and improved retention levels supported growth of 3% (in constant currencies) in free cash flow performance. These results coupled with a strong liquidity position ensure Wolters Kluwer has a solid financial position to support its strategy and to enable the company to generate shareholder value and capture market opportunities.

Vision and strategy

Wolters Kluwer has highly-acclaimed and trusted brands in strong, vertical market positions established through a combination of deep customer knowledge, content expertise, and technological know-how. These core strengths underpin Wolters Kluwer's strategy. Leveraging these strengths provides Wolters Kluwer with opportunities to expand its market-leading positions by participating more deeply in the workflows of professionals through the delivery of integrated products and services.

2008 marked the second year of execution of the company's strategy to accelerate profitable growth. The focus of Wolters Kluwer continues around execution of four strategic actions:

- Grow leading positions in core vertical markets;
- Capture key adjacencies;
- Exploit global scale and scope; and
- Institutionalize operational excellence.

This strategy is supported by the company's vision to be *The Professional's First Choice*, by providing information, tools, and solutions to help customers make their most critical decisions effectively and improve their productivity.

2008 Accomplishments

Financial performance

In 2008, revenue grew 3% in constant currencies, while underlying revenue was in line with the previous year. Organic revenue growth in the subscription business and other non-cyclical product portfolio was 3% offset by contraction in advertising and promotion revenue, weak demand for book products, and declining transaction volumes in mortgage and other corporate lending and business formation products. Customer demand for integrated workflow and software solutions continued to drive electronic revenue growth to 9%, in constant currencies. Electronic products, including online customer research tools, workflow solutions, and software, now represents approximately half of total revenue.

Despite challenging market conditions, the company's profitability improved. Ordinary EBITA grew by 5% in constant currencies and the ordinary EBITA margin improved to 20.1% from 19.5% in 2007. This improvement was driven by strong growth in higher margin online and software products, tight controls on personnel expenses and other costs, the benefit of structural improvements made in prior years, and operational excellence programs including project Springboard. As a result of these improvements and the effect of the 2007 share buy-back program, diluted ordinary earnings per share grew 10% in 2008 to €1.52 in constant currencies.

In 2008, free cash flow totaled in constant currencies €415 million representing 3% growth. The resilient portfolio and strong cash generation continued to support a solid financial position. Debt refinancing of greater than €900 million completed early in 2008 at attractive rates, extended the maturity profile out beyond 2013, ensuring a strong liquidity position and sufficient year-end headroom in excess of the company's €500 million policy minimum.

Grow leading positions in core vertical markets

The company strengthened its leading positions through its commitment to innovation. This innovation stems from the company's deep knowledge of customer needs and recognition of the importance of continuous investment in product development and technology capabilities. The focus of innovation in 2008 was on the continued development of new and enhanced online and software products and the launch of next-generation delivery platforms. Each division demonstrated success against this objective. Health introduced numerous improvements to OvidSP such as Ovid Universal Search™. Corporate & Financial Services re-designed CTAdvantage.com. Tax, Accounting & Legal launched the next-generation .net platform for CCH ProSystem *fx*, and Legal, Tax & Regulatory Europe introduced several new online products including innovative semantic search features in laleydigital.es in Spain.

In addition to these innovative developments, the company strengthened its leading positions in core markets through key strategic acquisitions. In the tax and accounting area, the company added Addison in Germany, IntelliTax in its North American Small Firm Services practice, and MYOB in the U.K. tax software market. In the growing healthcare area of clinical decision support, the company solidified its leading position with the acquisition of UpToDate. These acquisitions enhanced the overall growth and profitability profile of the company's portfolio in key markets.

Capture key adjacencies

The company continued its penetration into attractive key adjacent market segments through product expansion and innovative launches. The company launched a new Multistate Bar Review program in the United States, segmented several online services including Nursing@Ovid in the healthcare sector, and launched JuriForum legal directory in Europe. The company also expanded into new segments through acquisitions including entry into the risk management market with the addition of Ci3 in Tax, Accounting & Legal.

Exploit global scale and scope

The company continued to leverage its local brands and expertise to expand its footprint globally. Asia continues to be a priority area for growth and expansion, with 2008 organic revenue growth in excess of 20% including notably strong performance in China and India. Additionally, the company experienced good growth in its Health business through expanding its Spanish language program worldwide and extending the ProVation Medical product line in Australia.

Global product lines were launched in the United Kingdom for Financial Services and Corporate Legal Services. Central and Eastern Europe continues to perform well, posting very strong organic revenue growth, in addition to the contribution of MCFR, the company's 55% joint-venture in the Russian tax, accounting, and human resources market. Wolters Kluwer Transport extended its pan-European reach with the acquisition of Bursa Transport in Romania.

As a global operating company, Wolters Kluwer took steps in 2008 to integrate its operating organization to better capture economies of scale and operational efficiencies on a global level. Shared services has proven to add value to its internal customers and the business as a whole. Based on that success, Wolters Kluwer is investing in a Global Shared Services structure which is pooling expertise and knowledge across the globe, particularly in the areas of technology and sourcing. As a result, the North America Shared Services organization and the European Technology Shared Services organization will be combined.

Global Atlas is an electronic content delivery and publishing platform for Wolters Kluwer's products and services which enables the business to deliver innovative and superior solutions to customers. Global Atlas is a long-term, company-wide technology effort and is one of the key initiatives that will continue to drive Wolters Kluwer from a print-based publisher to a web-based information and services provider. In 2008, the first commercial application of Global Atlas was launched at Tax and Accounting under the name IntelliConnect™.

Institutionalize operational excellence

In its continuous effort to optimize the business, Wolters Kluwer launched the Springboard program in early 2008. The Springboard program is the cornerstone of Wolters Kluwer's strategy to institutionalize operational excellence and is key for positioning Wolters Kluwer for long-term profitability. Based on early positive results, management announced the expansion and acceleration of Springboard in November 2008.

Springboard is focused on simplifying and standardizing the core systems and processes used to develop, sell, and support products and services globally. Focusing on different areas of business operations, the program is divided into four streams:

- Multi-Generational Technology Plan;
- Content Supply Chain;
- Supply Management; and
- Offshoring.

With Springboard, Wolters Kluwer is able to create the right platforms and processes that push innovation while at the same time freeing up resources to focus on what is creating value for its customers and shareholders.

As from page 53 of this report, more level of detail is given on the different corporate programs, such as Springboard, Global Atlas and Global Shared Services, as well as the company's commitment to investing in its relationship with stakeholders.

Looking Forward

Wolters Kluwer will continue to pursue it strategies for capitalizing on the opportunities presented by customer needs and industry trends. The company is fundamentally strong with powerful brands and leadership positions in attractive and growing segments across the globe. While the company will move with caution in some areas in 2009, it will continue to invest in future growth, building a strong foundation for 2009 and beyond. See page 51 for the 2009 outlook.

Business Review per Customer-facing Division



Wolters Kluwer customers, whether they are professionals in accounting, tax, healthcare, or law, continue to demand more solution-oriented, value-added products that improve their efficiency and support their business objectives. Customers across the globe require insight and workflow solutions to improve their productivity, to mitigate risks, and to manage the increased level of information and regulatory changes.

Wolters Kluwer has four customer-facing divisions

- Health
- Corporate & Financial Services
- Tax, Accounting & Legal
- Legal, Tax & Regulatory Europe

The business performance of each division is measured by its contribution to the results over 2008 and execution of the company's strategic imperatives. The achievements have been monitored in the three fundamental areas which are critical to the long-term success of the business: Market Leadership, Innovation and Customer Focus, and Operational Excellence. For each division the key priorities for 2009 are also outlined.

Wolters Kluwer Health



Wolters Kluwer Health is the leading global provider of information and business intelligence for healthcare professionals, serving physicians, nurses, allied health professionals, pharmacists, academics, payers, and the life sciences with solutions for research and development, at the point-of-learning, the point-of-dispensing, and the point-of-care. Health has customers globally and operations in North America, Europe, Asia Pacific, and Latin America, with approximately 2,700 employees.

2008 Revenues
20% of total Wolters Kluwer revenues



- €687 million
  $ 1,004 million

Customers
Allied health professionals, Doctors, Hospital administrators, Life sciences professionals, Managed care professionals, Medical, scientific, and academic researchers, Nurses, Pharmacists, Physicians, Professional society members, Students and teachers in healthcare professions

Leading brands
Adis
Clin-eguide
Facts & Comparisons®
Lippincott Williams & Wilkins
Medi-Span®
Ovid
ProVation Medical
Source®
UpToDate®

Wolters Kluwer Health plays a leading role in driving medical excellence. Its products and services are used by professionals and organizations in almost every aspect of healthcare globally, advancing knowledge and the application to improve patient care. Wolters Kluwer Health is uniquely positioned to make a major contribution to the transformation of healthcare through the application of information. Its leading brands, deep content, advanced platforms, and extensive relationships across the healthcare industry provide an unmatched opportunity to create integrated solutions.

The division is organized into four market-centered business units – Pharma Solutions, Medical Research, Professional & Education, and Clinical Solutions – to serve the information needs of its customers.

In 2008, the division was challenged by several factors. Market conditions constrained spending on the part of many of its pharmaceutical, hospital, and retail customers. The unit also faced the loss of a large customer in its Pharma Solutions group as well as a significant shift in wholesaler buying behavior. Despite these challenges, the division focused on improving its long-term competitive position through targeted investments in key growth segments, restructuring its cost base to achieve efficiencies, and strengthening its management team at all levels. Health's performance in this effort is monitored in three fundamental areas: Market Leadership, Innovation and Customer Focus, and Operational Excellence.

Pharma Solutions

Pharma Solutions provides a wide range of data and analytic capabilities, marketing and publication services, business intelligence products, and diversified consulting services to support life science professionals and the pharmaceutical industry, from drug discovery through distribution, as well as government agencies and other healthcare sectors.

During 2008, the weakening global economic environment placed downward pressure on marketing and promotional spending in the pharmaceutical sector. This market contraction combined with the previously mentioned loss of one significant pharmaceutical data contract resulted in a decline in revenues for the unit. Nonetheless, the business continued to invest to solidify its competitive market position and continued to grow its managed care and brand analytics product lines by double-digit levels.

The investments in building unique information and analytical tools yielded significant customer wins in 2008. The unit was awarded multi-year pharmaceutical data contracts, including a long-term agreement with the U.S. Food and Drug Administration (FDA) to provide both prescription and patient-level data with insight into the prevalence of prescription drug utilization within the U.S. population, and a multi-year partnership with Bristol-Myers Squibb to provide Health Insurance Portability and Accountability Act (HIPAA)-compliant prescription sales data to measure business efficiency, control costs, and determine sales force effectiveness.

The unit also continued to focus on the development of innovative business solutions with the introduction of Formulary Facts™, an automated, web-based analytics tool designed to help pharmaceutical companies better conduct their managed care business with real-time analytic tools for claims data, providing a real-world view of how drugs are performing in the managed care marketplace.

Investments in the unit to expand its data sets, build new products and capabilities, and integrate Pharma Solutions with the Healthcare Analytics unit, coupled with the decline in revenues, reduced operating margins in 2008.

Medical Research

Medical Research offers research solutions for academic, medical, and scientific researchers through its Ovid online suite of information and tools. Ovid strengthened its market-leading position in 2008 by delivering good organic growth, driven by the addition of new content, features, and functionality to its OvidSP platform. The business introduced Ovid Universal Search™, a premium cross-platform search solution that allows users to search across multiple platforms to access relevant content regardless of whether the source is available on OvidSP, the open web, or other subscription platforms.

The unit also broadened its offerings in the nursing profession with the launch of Nursing@Ovid, a deep vertical search designed to streamline access to high-quality full-text resources providing users with answers to real-world clinical and research questions.

Additionally, the company further expanded its global scope with a three-year agreement with the U.K.'s National Health Service (NHS) to supply all of the country's hospitals and healthcare facilities with electronic access to important medical, healthcare, and nursing information resources.

Professional & Education

Professional & Education produces textbooks and point-of-learning systems for healthcare education, as well as reference books and journals for physicians, nurses, students, and allied healthcare professionals. This business faced challenges in 2008, with the weakening economic environment driving significant reductions in pharmaceutical sector advertising spend and the continued migration of journal customers from print to electronic alternatives. Additionally, with the continued shift of student textbook buying habits moving from traditional retail to online channels, wholesaler customers reduced textbook orders to manage their inventories to the appropriate levels for these changing market circumstances. Book returns from non-wholesaler channels also increased in the fourth quarter and exceeded traditional patterns as retailers reacted to the deteriorating economic environment.

Despite these challenges, the unit made significant progress on two fronts: improving its competitive position and restructuring its cost base. Strategically, the unit strengthened its deep vertical positions with the renewal of its publishing partnership with the American Academy of Neurology. In addition, long-term publishing partnerships were extended and expanded with the Society of Critical Care Medicine, the American College of Sports Medicine, and the American Society of Ophthalmic Plastic and Reconstructive Surgery.

The business also announced a long-term book and eBook agreement with Amirsys, the market leader in radiology and pathology images, that will combine the well-known Amirsys® and Lippincott Williams & Wilkins brands and global sales and marketing reach to bring to market specialized diagnostic imaging products for radiology and pathology professionals.

The unit restructured its sales force in journal advertising, wholesaler management, and education to increase sales productivity and online advertising capabilities. Through reengineering and offshoring of production functions coupled with simplifying the organization, the unit significantly restructured its cost base.

Clinical Solutions

Clinical Solutions delivers critical information, tools, and workflow solutions at the point-of-care, including referential and embedded drug information, evidence-based medicine guidelines, synoptic content, and procedure documentation and coding.

Clinical Solutions continued to deliver organic growth driven by its ProVation Medical and Medi-Span product lines, despite the slowdown in capital spending by hospitals in the fourth quarter of 2008. The growth of the clinical decision support tools and referencing products was marked by several notable contract wins including agreements with Cardiovascular Associates P.C., Butler Health System, and Piedmont Gastroenterology Specialists. The unit's leadership position was further enhanced with the inclusion of American Heart Association (AHA) cardiovascular order sets within its ProVation Order Sets. ProVation Medical continues to be recognized for its leadership in serving professionals and was once again designated number one in the Clinical Procedure Documentation field by KLAS Enterprises.

During 2008, the business also launched Mobile Clin-eguide, in partnership with Unbound Medicine, providing Blackberry and other PDA device users faster, easier access to a wealth of clinical decision support resources including evidence-based medical content and drug information at the point-of-care.

Additionally, the Medi-Span drug information product line launched the Brand Probability File, which simplifies data analysis for brand versus generic drug decisions by providing pharmacies, pharmaceutical manufacturers, and payers with insight to quickly identify drug products as brand or as generic for purposes of formulary management, claim payment, claim reimbursement, or other analytics.

Critical to the continued strategy of targeting growth in the point-of-care and electronic medical records market was the acquisition of UpToDate in October 2008. With this acquisition, Wolters Kluwer Health established its market-leading position within the growing clinical decision support market. UpToDate collaborates with 3,800 physician experts, who use their clinical experience and review of the latest research to create recommendations on how to diagnose and treat thousands of conditions in 13 medical specialties. Nearly 320,000 clinicians in 130 countries, thousands of patients, and the majority of academic medical centers in the U.S. look to UpToDate for clinical guidance, practice guidelines, peer-reviewed articles, photographs, and X-ray illustrations.

Financial performance

Wolters Kluwer Health revenue totaled €687 million in 2008 compared to €761 million in 2007. Operating performance at the division reflected the impact of one-time factors, the effect of the economic cycle on transactional product lines, and the impact from accelerated restructuring of the division. The revenue decline of 10% from 2007 was driven by a 5% decline in the underlying business, the negative effect of currency of 7%, partially offset by the acquisition of UpToDate, which contributed 2% to revenue growth. The organic decline of 5% reflected lower orders by wholesalers as this channel adjusted inventory levels to reflect shifts in buying behavior, the loss of one significant pharmaceutical data contract, and reduced spending in the pharmaceutical sector on advertising and promotional programs due to the economic cycle.

Partially offsetting these trends, the company delivered solid organic revenue growth in Medical Research, Clinical Solutions, and Pharma Solutions' longitudinal data, managed markets and medical communications products, resulting in an aggregate 2% organic revenue growth in these areas despite adverse market conditions. Also of note, the division delivered double-digit organic revenue growth in its India operations, further expanding the division's global scale and scope.

Health's 2008 ordinary EBITA margin was 12.5%. Lower margins resulting from decreased revenues was partially mitigated by continuing cost base reductions, successful restructuring efforts, Lean Six Sigma programs, and offshoring initiatives. The acceleration of restructuring efforts in certain lines of business also contributed to the reduced margin level compared with the prior year.

Looking ahead

In 2009, Wolters Kluwer Health will continue to strengthen its portfolio and market position as well as restructure its cost base to improve its performance. The division will focus its efforts on growth by developing more proprietary content, building content into customer workflows at critical points-of-use and points-of-learning, and increasing market penetration for its managed markets and brand analytics product lines. The restructuring of the division will be accelerated to improve operating performance and margin expansion. These actions will include further streamlining the offshoring of production functions, continued optimization of channel management in the books product line, and realignment of the portfolio to focus on subscription products and higher growth businesses. In addition, execution of the integration plan for UpToDate will enable the division to capitalize on revenue synergies.

Financial performance *in millions of euros (unless otherwise indicated)*	**2008**	2007
Revenues	687	761
Ordinary EBITA	86	112
Ordinary EBITA margin (%)	12.5	14.7
Net capital expenditure	24	24
FTEs ultimo (number)	2,678	2,623

Revenues and ordinary EBITA
in millions of euros


2004
2005
2006
2007
2008
623
103
656
104
823
120
761
112
687
86

● Revenues ● Ordinary EBITA

Organic revenue growth and ordinary EBITA margin
in %


2004
2005
2006
2007
2008
17
16
15
15
12
3
4
3
1
(5)

● Organic revenue growth ● Ordinary EBITA margin

Wolters Kluwer
Corporate & Financial Services



Wolters Kluwer Corporate & Financial Services has a leading, comprehensive portfolio of products, services, and solutions to empower professionals in the legal, banking, securities, and insurance markets. Corporate & Financial Services has operations and customers in the United States and the United Kingdom, with approximately 3,100 employees.

2008 Revenues
14 % of total Wolters Kluwer revenues



€ 480 million
$ 704 million

Customers

Banks, Brokerage companies, Broker-dealers and investment advisors, Business executives, Claims organizations, Corporate law departments, Credit unions, Finance professionals, Indirect lenders, Insurance firms and professionals, Law firms, Mortgage lenders, Mutual fund companies, Securities professionals, Thrift institutions, Trademark and brand professionals

Leading brands

AppOne
AuthenticWeb
Bankers Systems
BizFilings
Capital Changes
Compliance Resource Network
CT Corporation
CT Corsearch
CT Lien Solutions
CT Summation
CT TyMetrix
Expere
GainsKeeper
NILS
PCi
Uniform Forms
VMP Mortgage Solutions
Wolters Kluwer Financial Services

Wolters Kluwer Corporate & Financial Services (CFS) is a leading services and solutions provider for legal, banking, securities, and insurance professionals. The division's offerings include comprehensive content, technology, analytics, services, and solutions in the areas of compliance, litigation, governance, and intellectual property.

The division is organized into two customer-facing units – Corporate Legal Services and Financial Services – that meet the unique needs of the professionals it serves.

Despite the challenging conditions facing the markets served by CFS, the division made progress towards implementing strategies to support the company's long-term goal of generating profitable growth through its focus on three fundamental areas: Market Leadership, Innovation and Customer Focus, and Operational Excellence.

Corporate Legal Services

Corporate Legal Services (CLS), comprised of the CT family of solutions, provides software and services to help legal and financial professionals manage risk and compliance issues on many levels. These solutions help customers manage a range of activities, including ensuring corporate compliance, monitoring legal department performance, protecting and managing trademarks, and preparing complex litigation.

CLS is the market leader in the following areas:

- Corporate compliance and productivity solutions for managing statutory representation, complete corporate and secured transactions, and maintaining compliance as required by state and federal law;
- Filing, public record search, and portfolio management solutions;
- Litigation support and e-discovery solutions from discovery to case review and analysis through production;
- E-billing, matter management, and performance metrics software and services for corporate law departments and claims organizations; and
- Tools to effectively manage the trademark screening, search review, and watching processes.

2008 was a year of mixed results for CLS. The group's subscription portfolio, which accounts for 55% of total revenues, delivered solid organic growth. The remainder of the portfolio, driven by transactional services associated with mergers and acquisitions, initial public offerings, and UCC lien searches contracted due to weak economic conditions and declines in lending activity and corporate transactions.

Despite these challenges, CLS continued to strengthen its leadership position during 2008. UCC Direct was re-branded as CT Lien Solutions to better reflect its expanding due diligence services to the financial, leasing, and legal communities and to highlight the company's position as the most comprehensive filing, public record search, and portfolio management service provider U.S.-wide. CT Lien Solutions also launched the next generation of iLienOnline.com, the company's flagship UCC filing and public record database and search technology platform, to enable simplified searching, improved cost management, workflow customizations, and several proactive due diligence alert features.

CT Corporation also extended its strong track record of innovation with the launch of the next generation of its flagship product, CTAdvantage.com. The newly designed platform gives customers a single, reliable solution that helps them produce their transactional work faster and more consistently. In addition, the company upgraded CT TyMetrix 360°, its integrated web-based e-billing, matter management, and performance metrics product, to provide necessary workflow solutions and tools to corporate in-house law departments enabling them to control costs and better identify trends. CT Corsearch combined its three main products into one integrated, electronic workflow tool on the Corsearch® Advantage™ platform. These and other improvements allowed CT Corsearch to further extend the global reach and usability of the platform. All of these innovations supported the market share gains that CT Corporation achieved within the large corporate segment despite the difficult macroeconomic environment.

Financial Services

Financial Services (FS) leverages its regulatory and content expertise to provide innovative regulatory compliance solutions. These products improve processes and minimize the regulatory compliance risk to customers in the banking, securities, and insurance sectors. The business' comprehensive offering includes both integrated and stand-alone software, documentation, analytics, training, and consulting, as well as advisory services in the critical areas of lending, new accounts, deposits, securities compliance, corporate actions and capital changes, anti-money laundering, and insurance compliance.

FS also experienced mixed results in 2008. Despite a challenging environment in the financial sector, the banking analytics and securities and insurance portfolio, comprising approximately two-third of total revenues, performed well, led by good organic growth in banking analytics and very strong organic growth in securities and insurance. However, the balance of the portfolio associated with mortgage, consumer, auto, and commercial lending was impacted by the volume declines in lending transactions across all segments of the bank market. Overall, the unit achieved modest organic growth in 2008 compared with 2007.

Despite these challenges, FS continued to extend its market-leading positions during 2008 through acquisitions and new product introductions. The business announced the acquisition of Stewart Lender Services' flood determination business which offers industry-leading solutions including basic certification, portfolio review, and commercial flood determinations. FS also acquired U.K.-based ComplianceOnline, an online compliance information provider focused on regulatory information, analysis, news, and value-added commentary for the United Kingdom's financial services market.

The business also continued to develop innovative solutions for its customers in 2008, launching more than 25 new products or enhancements across its business. For example, FS released Disclosure Manager™, which replaces a lender's cumbersome paper-based home loan disclosure process by automating the entire process. To help financial institutions more effectively combat their growing fraud concerns the business released Wiz Sentri, a customizable technology platform enabling institutions to identify and track fraudulent trends and behavior in real-time.

FS also released version 2.0 of its ComplianceOne solution, which added automated Customer Identification Program verification and fraud detection solutions to its comprehensive technology platform. ComplianceOne provides financial institutions with the ability to manage the regulatory and operational risk tied to a financial institution's major business lines. These new products supported gains in market share, particularly in the community bank market.

In the securities product line, GainsKeeper, which provides automated financial tools for capital gains calculations to the investment community, continued to keep its customers up to date with recent regulatory changes by releasing short sale functionality to reflect changes in the newly enacted Emergency Economic Stabilization Act 2008.

Financial performance

Revenues in 2008 were €480 million, compared to €522 million in the prior year. The revenue decline of 8% was driven by a 2% decline in organic revenue and 7% decline due to the impact of currency offset by 1% growth due to acquisitions. The organic revenue decline of 2% was driven largely by lower transaction volumes in initial public offerings, mergers and acquisitions, UCC lien searches, and mortgage and indirect lending as well as weak new sales of software in the fourth quarter as law firms, banks, and corporations contracted their spending on capital improvements. Transactional revenues contracted by 10% in 2008 over the prior year and was partially offset by good performance in the subscription product lines including representation services, banking analytics, and securities and insurance. The division's ordinary EBITA margin remained in line with the prior year at 27.6% despite the decline in revenues. Cost management actions and operational excellence initiatives, including offshoring and Lean Six Sigma programs, contributed to the protection of profit margins.

Looking ahead

In 2009, Wolters Kluwer Corporate & Financial Services will continue to serve its legal and banking customers through its multi-brand product offerings and will expand its leading positions by extending core platforms with additional functionality. The division will also drive growth at CLS by leveraging both full-service offerings and electronic self-service solutions to increase its market penetration across a wide range of market segments. Within the financial segment, the division will focus on increasing the penetration of ComplianceOne among its banking customers. The division will also continue to execute against global strategic initiatives in specific segments such as the securities market. The division will further drive operational excellence through the accelerated Springboard program including offshoring and Lean Six Sigma initiatives.

Financial performance *in millions of euros (unless otherwise indicated)*	**2008**	2007
Revenues	480	522
Ordinary EBITA	133	144
Ordinary EBITA margin (%)	27.6	27.6
Net capital expenditure	28	29
FTEs ultimo (number)	3,083	3,313

Revenues and ordinary EBITA
in millions of euros


2004
2005
2006
2007
2008
437
82
496
100
534
116
522
144
480
133
Revenues
Ordinary EBITA

Organic revenue growth and ordinary EBITA margin
in %


2004
2005
2006
2007
2008
19
20
22
28
28
5
6
7
5
(2)
Organic revenue growth
Ordinary EBITA margin

Wolters Kluwer
Tax, Accounting & Legal



Wolters Kluwer Tax, Accounting & Legal is a premier provider of research, software, and workflow tools in tax, accounting, audit, and in specialized key practice areas in the legal and business compliance markets.
Tax, Accounting & Legal has operations and customers in the United States, Canada, Europe, and Asia Pacific, with approximately 5,800 employees.

2008 Revenues
26% of total Wolters Kluwer revenues



● €879 million
$1,286 million

Customers
Accountants, Accounting firms, Audit professionals, Business compliance professionals, Corporate legal counsel, Corporate tax and auditing departments, Law firms, Lawyers, Legal educators, Legal professionals, Tax advisors

Leading brands

Aspen Publishers
ATX
CANTAX
CCH
CCH Small Firm Services
CCH Sword
CCH TeamMate
CorpSystem
Croner
GEE
Kleinrock
Kluwer Law International
Loislaw
ProSystem *fx*
Taxprep
TaxWise
Wolters Kluwer U.K.

Wolters Kluwer Tax, Accounting & Legal is a market-leading provider of information, software, and workflow tools in tax, accounting, and audit and in specialized key practice areas in the legal and business compliance markets.

The division is organized into two customer-facing units – Tax and Accounting and Law & Business – to meet the unique needs of the markets it serves.

During 2008, Wolters Kluwer Tax, Accounting & Legal (TAL) continued to implement its strategies to support Wolters Kluwer's overall goal of generating profitable growth. TAL's performance in this effort is monitored in three fundamental areas: Market Leadership, Innovation and Customer Focus, and Operational Excellence.

Tax and Accounting

Tax and Accounting (TAA), which operates in the market as CCH, a Wolters Kluwer business, is a market-leading provider of tax, accounting, and audit information and compliance solutions by delivering innovative integrated research and software that provides a strategic business advantage to its customers. Major products include CCH Tax Research Network, an integrated online research platform, the ProSystem *fx* suite of software products, and CorpSystem, a compliance suite of products created specifically for corporations. Customers include professionals in large, medium, and small accounting firms; government agencies; and corporate tax, accounting, and internal auditing departments that rely on the unit's information products, software, and workflow solutions to help enhance their productivity and increase value. TAA holds major market positions in North America and the Asia Pacific-region.

TAA strengthened its leading market position and delivered good organic growth in its underlying business in 2008. Efforts to increase its market penetration among corporations and small accounting firms resulted in double-digit growth in the corporate market, the CCH Small Firm Services (SFS) unit, and in its India and China operations. Revenue growth was supported by strong growth in electronic products, especially the core tax software product line. Partially offsetting these positive results, the business noted softening market demand for books, particularly in the fourth quarter.

Growth in the corporate market resulted from a focus on customer needs for innovative solutions in tax and audit. CCH ProSystem *fx*, State Tax Guides, and CCH TeamMate each contributed to the double-digit growth in this market. CCH TeamMate was further enhanced with the acquisition of Ci3 Consultancy Limited and their product, now branded as CCH Sword, to form the basis of an enterprise-wide governance, risk management, and compliance solution.

Additionally, CCH expanded its product offering with the launch of Practical Tax Professional™ and Practical Tax Expert™, online resources that lead practitioners to answers quickly and apply them to their clients' situations. The new CorpSystem® Sales Tax Office gained wide acceptance from corporate professionals. The SFS unit further expanded its reach among small accounting firms with the acquisition of IntelliTax®, which delivers tax preparation software and services.

CCH's delivery of innovative products continued to be recognized by its customers and the industry. ProSystem *fx* Document ASP was awarded the prestigious 2008 Software & Information Industry Association (SIIA) CODiE Award in the category of Best Document Management Solution. The CPA Technology Advisor named CCH ProSystem *fx* Document, with E-mail Management, as a winner of the 2008 Tax and Accounting Technology Innovation Award. *Accounting Today* recognized CCH and SFS as market leaders with an industry-leading 21 products on its 2008 'Top 100 Products' list. Three CCH executives were named among the 'Top 100 Most Influential People' in the tax and accounting profession by *Accounting Today*.

Law & Business

Law & Business is a leading provider of information, solutions, and services in key legal practice specialties and business compliance sectors. It delivers market-leading proprietary and primary law content, analysis, forms, and workflow tools in such specialty areas as securities, corporate law, banking, bankruptcy, trade regulation/antitrust, franchising, environmental law, intellectual property, employment law, human resources, pension, healthcare, and international law. The unit is also a leader in legal education content and innovative workflow solutions. Products are marketed under the CCH, Aspen Publishers, Loislaw, and Kluwer Law International brands. Customers include law firms, corporate counsel, law schools, accountants, and business and compliance professionals. Law & Business primarily serves the United States and the United Kingdom markets.

Law & Business strengthened its market-leading positions and delivered strong growth in electronic revenue in 2008. The business focused on driving growth by launching several new online and workflow solutions products in key specialty areas. For example, Best Case Solutions, the leading provider of bankruptcy forms and filing software, processed nearly 50% of all U.S. consumer bankruptcies and delivered strong double-digit revenue growth. In addition, the business launched several new integrated online libraries including Global Capital Markets, Construction Law Integrated Library, and the Online Federal Banking Law Integrated Library. Within Law & Business, the Kluwer Law International unit expanded its Kluwer Arbitration product line with the launch of Investment Arbitration, cementing its position as the leading provider of international legal information solutions.

As a result of a strong focus on customer needs within the legal education market, the unit successfully expanded into the bar review market with the launch of a new Multistate Bar Review program based on the popular Emanuel Law Outline series, CrunchTime series, and Law in a Flash flashcards – proven legal study aids from the Aspen Publishers portfolio.

The U.K. operations increased its market position through a combination of new products and acquisitions. Growth in workflow solutions resulted from new offerings, including the launch of Consult CCH Tax Workflow, an online information service to help all qualified tax professionals navigate the correct procedural paths in tax transactions. The acquisition of MYOB Limited, a provider of integrated software solutions and services for tax, accounting, and finance professions in the U.K. and Ireland, also increased the unit's position within the accounting market.

Financial performance

Wolters Kluwer Tax, Accounting & Legal revenues totaled €879 million in 2008, compared to €881 million in 2007. Organic revenue growth was 3% while the acquisitions of TeamMate, GEE, and MYOB contributed 5% to revenue growth. These results were impacted by the weaker U.S. dollar which placed downward pressure of 8% on reported revenue growth. Organic revenue growth was supported by double-digit growth in both the Small Firm Services and the North American corporate markets as well as strong performance for online services and new sales in the tax product lines, which contributed to an overall organic growth of 6% for the U.S. tax business. Partially offsetting these trends, the business experienced declining revenues in the books market, due to challenging prior year comparables in the legal market and weaker fourth quarter demand in the tax and accounting market as well as pressure on its transactional product lines in the U.K. such as advertising and training services.

Ordinary EBITA margin increased to 25.4% from 22.4% in 2007. This performance resulted from a combination of improved product mix with a greater percentage of revenue coming from online and software solutions, the benefits of prior restructuring in the U.K., and from the results of operational excellence programs. The division continues to drive efficiencies through systems improvements, Lean Six Sigma programs, and offshoring of information technology and editorial functions.

Looking ahead

In 2009, Wolters Kluwer Tax, Accounting & Legal will continue to strengthen its core leadership position by delivery of next-generation platforms for information and software including the launch of IntelliConnect™ in the online research space and the next generation of CCH ProSystem *fx*. Tax and Accounting will further expand its corporate market footprint through its global risk management, corporate income tax, sales and use tax, and managed tax service offerings. The unit will also continue its expansion in emerging markets. Law & Business will focus its growth initiatives on driving proprietary content development, expanding its workflow solutions and compliance software product lines, and growing its presence in the bar review market.

Financial performance *in millions of euros (unless otherwise indicated)*	**2008**	2007
Revenues	879	881
Ordinary EBITA	223	197
Ordinary EBITA margin (%)	25.4	22.4
Net capital expenditure	46	30
FTEs ultimo (number)	5,823	5,412

Revenues and ordinary EBITA
in millions of euros


2004
2005
2006
2007
2008
765
156
776
132
826
146
881
197
879
223

● Revenues ● Ordinary EBITA

Organic revenue growth and ordinary EBITA margin
in %


2004
2005
2006
2007
2008
20
17
18
22
25
0
2
3
6
3

● Organic revenue growth ● Ordinary EBITA margin

Wolters Kluwer
Legal, Tax & Regulatory Europe



Wolters Kluwer Legal, Tax & Regulatory Europe is the leading provider of a broad range of information, software, and services to professional customers in the European markets for legal, tax and accounting, human resources, public and government administration, health, safety, and environment, and transport. Legal, Tax & Regulatory Europe has operations and customers across Europe, with approximately 7,600 employees in 20 countries.

2008 Revenues
40% of total Wolters Kluwer revenues



€1,328 million
$1,945 million

Customers
Accounting firms, Corporations, Governments, Law firms, and professionals in Banking, Finance, Fiscal, Human resources, Insurance, Legal, Regulatory, Securities, Tax, Transport

Leading brands

A3 Software
ABC
Addison
Akadémiai Kiadó
Akelius
AnNoText
ASPI
Carl Heymanns Verlag
Carl Link
CEDAM
CISS
CompLex
CW Haarfeld
Éditions Dalian
Especial Directivos
Groupe Liaisons
IPSOA
IURA
Kluwer
LA LEY
Lamy
Leggi d'Italia Professionale
LEX
LinkPower
Luchterhand
Magnus Informatik
MCFR (55% joint-venture)
Norstedts Juridik
Oficyna
Osra
UTET Giuridica
Werner Verlag
Wolters Kluwer Belgium
Wolters Kluwer Deutschland
Wolters Kluwer Educación
Wolters Kluwer España
Wolters Kluwer France
Wolters Kluwer Italia
Wolters Kluwer Polska
Wolters Kluwer Portugal
Wolters Kluwer Romania
Wolters Kluwer Russia
Nolis
Teleroute
Transwide

Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of leading information, software, and services to law firms, accounting firms, corporations, and governments. In each country where the division is present, it has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

The division focuses on seven key customer segments:

- Legal professionals;
- Tax and accounting professionals;
- Public and government administration professionals;
- In-company professionals;
- Human resources professionals;
- Health, safety and environment professionals; and
- Transport professionals.

As the market leader in Europe, many of the division's brands have a strong heritage in local markets. Each business unit holds either the #1 or #2 position in most of the markets served. The division made significant progress in advancing the company's strategy for profitable growth. In 2008, these achievements were assessed for LTRE in three fundamental areas: Market Leadership, Innovation and Customer Focus, and Operational Excellence.

During 2008, LTRE strengthened its market-leading positions across Europe with the growth of online and software solutions as the market adoption of these products continued to accelerate. Overall, growth in electronic revenues was 12%, with strong growth demonstrated in Belgium, Central and Eastern Europe, Germany, Italy, and Spain. Electronic products now represent 46% of total revenues compared to 43% in 2007.

Legal, Tax & Regulatory Europe's focus on innovation resulted in several product launches of new and enhanced online and software products, which continued to drive new sales and improved customer retention across the division. The introduction of B.Point Direzione Studio expanded the Italian product suite for accountants by integrating software procedures with a wide range of publishing features. Belgium extended its online market leadership into the insurance segment with the launch of www.assuropolis.be, an online information database for insurance professionals. The unit also signed a partnership with leading law firms for full access to Kluwer Belgium's online legal database www.jura.be.

The division also extended its market positions in several countries through select strategic acquisitions, including Addison Software, a leading provider of software solutions for the German tax and accounting market. Addison enhances Germany's strong portfolio of innovative solutions and also enhances opportunities for growth of LTRE as a leading information solutions provider. In addition, the division was strengthened with the acquisitions of Vero and Fiscaal Informatief in Belgium, Leynfor Siglo XXI in Spain, and Innolan in the Netherlands, each of which expanded leading positions in the legal and tax and accounting markets. Wolters Kluwer Transport Services also extended its pan-European reach with the aquisition of Bursa Transport in Romania.

Ordinary operating margins of 21% resulted from growth in electronic products coupled with a strong focus on improving operational efficiencies. Several structural improvements were achieved in the division, most notably in sales and marketing and procurement. Additionally, the management team of LTRE was strengthened with the appointment of new CEOs in France and the Netherlands.

Financial performance

Wolters Kluwer Legal, Tax & Regulatory Europe revenues totaled €1,328 million in 2008, compared to €1,249 million in 2007. Organic revenue growth was 2% while the acquisitions of MCFR, Addison, Europea del Derecho, and other smaller companies contributed an additional 4% to revenue growth. Organic revenue growth was driven by strong performance of online products, new workflow solutions, and software offerings. Core subscription retention rates were stable. Spain and Central and Eastern Europe contributed strong revenue growth driven by double-digit organic growth in electronic products. Italy, Belgium, and Scandinavia delivered solid growth bolstered by the continued migration of revenue from print to electronic solutions. Partially offsetting the strong underlying results of the subscription portfolio, the division experienced weakening conditions in its non-subscription product lines such as advertising and books in the second half of the year. In addition, new product adoption levels in France were not sufficient to mitigate the decline of core magazines and subscription products. Ordinary EBITA margin increased to 20.6% from 20.2% in 2007 on the strength of revenue performance and the benefit of operational excellence initiatives and tight cost management overall.

Looking ahead

In 2009, Wolters Kluwer Legal, Tax & Regulatory Europe will continue to strengthen its core leadership positions by expanding its workflow solution product suites and by increasing its market penetration of online solutions. The division will further enhance the portfolio in these areas by enhancing platform functionalities and extending its core proprietary content and software tools into new areas. Operational excellence initiatives will continue to be a priority for the division as it executes on the global Springboard plan and pursues shared platforms for back office, online, and software development. Finally, the division will execute its integration plan for Addison to capitalize on revenue synergies with Wolters Kluwer Germany.

Financial performance *in millions of euros (unless otherwise indicated)*	**2008**	2007
Revenues	1,328	1,249
Ordinary EBITA	274	253
Ordinary EBITA margin (%)	20.6	20.2
Net capital expenditure	42	42
FTEs ultimo (number)	7,588	7,183

Revenues and ordinary EBITA
in millions of euros


2004
2005
2006
2007
2008
1,127
1,137
1,194
1,249
1,328
165
183
213
253
274
Revenues
Ordinary EBITA

Organic revenue growth and ordinary EBITA margin
in %


2004
2005
2006
2007
2008
15
16
18
20
21
(1)
1
2
4
2
Organic revenue growth
Ordinary EBITA margin

Wolters Kluwer 2008 Financial Review *

2008 Highlights *in millions of euros (unless otherwise indicated)*	**2008**	2007	% Change in actual currencies	% Change in constant currencies
Revenues	3,374	3,413	(1)	3
Organic revenue growth (%)	0	4		
Ordinary EBITA	678	667	2	5
Ordinary EBITA margin (%)	20.1	19.5		
EBITA	627	667	(6)	(3)
EBITA margin (%)	18.6	19.5		
Ordinary net income	423	421	0	4
Diluted ordinary EPS (€)	1.47	1.38	6	10
Net debt	2,254	1,793	26	
Free cash flow	395	405	(2)	3
Diluted free cash flow per share (€)	1.37	1.33	3	9
Cash conversion ratio (CAR)	0.88	0.91		
Return on invested capital (ROIC) (%) [1]	8.3	8.5		
Ultimo number of FTEs	19,271	18,620		
IFRS FIGURES				
Operating profit	503	546	(8)	
Profit for the year from continuing operations	315	330	(5)	
Profit for the year from discontinued operations	–	588	(100)	
Profit for the year, attributable to equity holders of the company	313	917	(66)	
Diluted EPS from continuing operations (€)	1.09	1.08	1	
Diluted EPS (€)	1.09	3.01	(64)	

1 As of 2008, the return on invested capital (ROIC) calculation has been amended for non-cash deferred tax liabilities on non-tax deductible publishing rights. The 2007 comparative number has been restated accordingly.

The 2008 financial performance of Wolters Kluwer was characterized by the following:

- 3% revenue growth in constant currencies; organic revenue was flat;
- Ordinary EBITA margin increased to 20.1%, in 2007: 19.5%;
- Selective strategic acquisitions in key growth areas; and
- Continued healthy cash flow development.

* From continuing operations, unless otherwise indicated.

Revenues

Revenues in 2008 were €3,374 million, compared with €3,413 million in 2007, down 1%. The impact of the weaker U.S. dollar in 2008 (average €/$=1.47) compared to 2007 (average €/$=1.37) on revenues in the Health, CFS, and TAL divisions was significant (4)% in total, as is demonstrated in the table below:

Impact of weaker currencies *in millions of euros (unless otherwise indicated)*		%
Revenues 2007	3,413	
Organic change	0	0
Acquisitions / divestments	114	3
Currency impact	(153)	(4)
Revenues 2008	3,374	(1)

Organic revenue growth (growth net of exchange rate effects, acquisitions, and divestments) was 0% in 2008, compared with 4% in 2007.

Wolters Kluwer Health revenue totaled €687 million in 2008 compared to €761 million in 2007. Operating performance at the division reflected the impact of one-time factors, the effect of the economic cycle on transactional product lines, and the impact from accelerated restructuring of the division. The revenue decline of 10% from 2007 was driven by a 5% decline in the underlying business, the negative effect of currency of 7%, partially offset by the acquisition of UpToDate, which contributed 2% to revenue growth. The organic decline of 5% reflected lower orders by wholesalers, the loss of one significant pharmaceutical data contract, and reduced spending in the pharmaceutical sector on advertising and promotional programs.

Wolters Kluwer Corporate & Financial Services revenues were €480 million, compared to €522 million in the prior year. The revenue decline of 8% reflected a 2% decline in organic revenue, a 7% decline due to the impact of currency offset by 1% growth due to acquisitions. The organic revenue decline of 2% was largely due to lower transaction volumes in initial public offerings, mergers and acquisitions, UCC lien searches, and mortgage and indirect lending as well as weak new sales of software in the fourth quarter as law firms, banks, and corporations contracted their spending on capital improvement.

Wolters Kluwer Tax, Accounting & Legal revenues totaled €879 million in 2008 compared to €881 million in 2007. Organic revenue growth was 3% while the acquisitions of TeamMate, GEE, and MYOB contributed 5% to revenue growth. These results were impacted by the weaker U.S. dollar, which placed downward pressure of 8% on reported revenue growth. Organic revenue growth was supported by double-digit growth in Small Firm Services and the North American corporate markets as well as strong performance for online services and new sales in the tax product lines, which contributed to overall organic revenue growth of 6% for the U.S. tax business.

Wolters Kluwer Legal, Tax & Regulatory Europe revenues totaled €1,328 million in 2008, compared to €1,249 million in 2007. Organic revenue growth was 2% while the acquisitions of MCFR, Addison, Europea del Derecho, and other smaller companies contributed an additional 4% to revenue growth. Organic revenue growth was driven by strong performance for online products, new workflow solutions, and software offerings. Core subscription retention rates were stable. Spain and Central and Eastern Europe contributed strong revenue growth driven by double-digit organic growth in electronic products. Italy, Belgium, and Scandinavia delivered solid growth, bolstered by the continued migration of revenue from print to electronic solutions.

Ordinary EBITA

Ordinary EBITA in 2008 amounted to €678 million, compared to €667 million in 2007. The ordinary EBITA margin increased to 20.1%, up 60 basis points compared to 2007. The overall margin remained stable despite the weakening economic environment. The increase of the margin reflects an improved product mix with a greater percentage of revenue coming from online and software solutions, the benefits of prior

Revenues by division *in millions of euros (unless otherwise indicated)*	**2008**	2007	% Change	% Change constant currencies	% Organic change
Health	687	761	(10)	(3)	(5)
CFS	480	522	(8)	(1)	(2)
TAL	879	881	0	8	3
LTRE	1,328	1,249	6	6	2
• **Total**	**3,374**	**3,413**	(1)	3	0

restructuring efforts, and results from operational excellence programs including systems improvements, Lean Six Sigma programs, and Springboard. The margin at Health declined, mainly due to revenue shortfalls, offset by improvements of margin at TAL and LTRE and stable margins at CFS.

Financial income and costs

The net of finance income and costs of €(119) million (2007: €(102) million) has increased compared to the prior year, due to higher cost of funding as a result of newly issued long-term rated bonds and loans and higher average net debt due to acquisition spending.

Taxation

The effective tax rate on profit before tax decreased to 18% in 2008, from 23% in 2007, reflecting the impact of lower profits in relative high tax countries, especially in the United States. In 2008, the effective tax rate on ordinary income before tax was 24% versus 26% in 2007. For 2009, the company expects an effective tax rate on ordinary income before tax in line with 2008, approximately 24%.

Ordinary net income / diluted ordinary EPS

Ordinary net income in 2008 was €423 million, compared to €421 million in 2007. Diluted ordinary EPS of €1.47 increased by 6%, compared to 2007 (diluted ordinary EPS of €1.38). The increase of the diluted ordinary EPS was due to higher ordinary net income and the result of the share buy-back program in 2007. In constant currencies, diluted ordinary EPS increased 10% to €1.52.

Ordinary EBITA, 2007 *in millions of euros (unless otherwise indicated)*	Revenues	Ordinary EBITA	Ordinary EBITA margin %
Health	761	112	14.7
CFS	522	144	27.6
TAL	881	197	22.4
LTRE	1,249	253	20.2
Corporate	–	(39)	
• **Total**	**3,413**	**667**	19.5

Ordinary EBITA, 2008 *in millions of euros (unless otherwise indicated)*	Revenues	Ordinary EBITA	Ordinary EBITA margin %
Health	687	86	12.5
CFS	480	133	27.6
TAL	879	223	25.4
LTRE	1,328	274	20.6
Corporate	–	(38)	
• **Total**	**3,374**	**678**	20.1

Return on invested capital (ROIC)

In 2008, the ROIC on continuing operations was 8.3% (2007: 8.5%).

Operating profit

Operating profit of €503 million was down 8% compared to 2007 (€546 million). Decrease in operating profit mainly resulted from exceptional items of €51 million (2007: no exceptional items). Furthermore, operating profit of the Health, CFS, and TAL divisions was significantly impacted by the weaker U.S. dollar.

Discontinued operations

On June 15, 2007, Wolters Kluwer sold its Education division to Bridgepoint Capital Limited for a total consideration of €774 million. Results from discontinued operations were €588 million and the net proceeds from this transaction were €665 million.

Results from discontinued operations include an operating loss of the Education division of €(7) million, in line with the normal seasonal pattern, and a book gain of €595 million, net of costs of €22 million directly associated with the transaction.

Net proceeds from discontinued operations include the redemption of cash owed to the Education division (€64 million) and payments of pension, tax, and advisory liabilities (€45 million).

Profit for the year, attributable to equity holders of the company

Profit for the year, attributable to equity holders of the company amounted to €313 million in 2008 (diluted EPS €1.09) and was significantly lower than in 2007 (€917 million, diluted EPS €3.01) primarily due to the disposal of the Education division in 2007.

Balance sheet

Non-current assets, mainly consisting of goodwill and publishing rights, increased in 2008 as a result of acquisitions and a positive currency effect.

In 2008, Wolters Kluwer performed its annual impairment analysis of goodwill and publishing rights on the basis of its cash-generating units, as prescribed by IAS 36. The result of the tests was that no impairments of goodwill and publishing rights were recognized in 2008 (2007: no impairment).

Shareholders' equity benefited from the profit for the year and the increase of the U.S. dollar compared to the euro at the end of the year, but was impacted by the actuarial losses on employee benefits.

Net debt increased to €2,254 million at year-end 2008, compared to €1,793 million at year-end 2007, mainly due to acquisitions. The ratio of net-debt-to-EBITDA increased to 3.2 from 2.4 in 2007. In 2008, EBITDA of acquisitions is included since the date of control. The company targets a net-debt-to-EBITDA ratio of approximately 2.5. The company may however temporarily deviate from this relative indebtedness ratio with the goal of returning to the target level over the medium term. Wolters Kluwer intends to return to this target over the period noted.

Working capital

Operating working capital amounted to €(640) million, compared to €(643) million in 2007, an increase of €3 million. Operating accounts receivable increased mainly as a result of recent acquisitions. Deferred income increased due to acquisitions and increased receipts of subscription renewals. Operating current liabilities decreased as a result of timing differences of payments and lower accruals, partly offset by acquisitions.

Non-operating working capital decreased to €(804) million, mainly due to the redemption of short-term loans.

Cash flow

The free cash flow of €395 million decreased by 2% in actual currencies, as a result of the weaker U.S. dollar, and increased by 3% in constant currencies.

The cash flow from operations of €737 million remained relatively flat compared to 2007. Autonomously, working capital deteriorated slightly, by €(19) million, mainly due to an increase of receivables.

Net cash from operating activities of €521 million in 2008 was 2% higher than in 2007 (€512 million), due to stronger cash flow from operations and lower income tax payments in 2008.

Net capital expenditure increased in 2008, reflecting continuous investments in software development, particularly in platforms to support (new) electronic products in both the United States and Europe.

The cash conversion ratio, which measures the operational cash-generating ability of the businesses, excluding tax, financing, and payments for restructuring provisions, decreased marginally to 0.88 (2007: 0.91) due to higher capital expenditures supporting future growth.

The net cash from discontinued operations of €665 million reflects the net proceeds from the sale of the Education division in 2007. These proceeds were mainly used for the €645 million share buy-back program that was substantially carried out in the second half of 2007.

Operating profit by division *in millions of euros (unless otherwise indicated)*	**2008**	2007	% Change
Health	29	78	(63)
CFS	117	133	(12)
TAL	162	151	7
LTRE	237	224	6
Corporate	(42)	(40)	4
• **Total**	**503**	**546**	(8)

Balance sheet *in millions of euros (unless otherwise indicated)*	**2008**	2007	Variance
Non-current assets	4,873	3,995	878
Working capital	(1,099)	(1,521)	422
Total equity	1,447	1,214	233
Net debt	2,254	1,793	461
Net debt / EBITDA (ratio)	3.2	2.4	0.8

Working capital *in millions of euros (unless otherwise indicated)*	**2008**	2007	Variance
Inventories	86	78	8
Operating accounts receivable	1,026	999	27
Deferred income	(1,046)	(984)	(62)
Trade and other payables	(356)	(371)	15
Operating current liabilities	(350)	(365)	15
• Operating working capital	(640)	(643)	3
Cash and cash equivalents	345	152	193
Non-operating working capital	(804)	(1,030)	226
• **Working capital**	**(1,099)**	**(1,521)**	**422**

Cash flow *in millions of euros (unless otherwise indicated)*	**2008**	2007	Variance in %	Change in constant currencies (%)
Cash flow from operations	737	729	1	6
Net cash from operating activities	521	512	2	7
Net capital expenditure	(140)	(125)	12	18
Free cash flow	395	405	(2)	3
Diluted free cash flow per share (€)	1.37	1.33	3	9
Cash conversion ratio (CAR)	0.88	0.91		
Net cash from discontinued operations	–	665	(100)	

Springboard

Wolters Kluwer launched the Springboard program in early 2008. The Springboard program is the cornerstone of Wolters Kluwer's strategy to institutionalize operational excellence and is key for positioning Wolters Kluwer for long-term performance and sustained profitability. It is driving the next wave of operational efficiencies for Wolters Kluwer by simplifying and standardizing the core systems and processes used to develop, sell, and support products and services globally. Based on early positive results, management announced the expansion and acceleration of Springboard in November 2008. More information on Springboard can be found on page 53 of the report.

Employment

Full-time equivalents (FTEs) increased by 651 to 19,271, mainly driven by acquisitions. Organically, FTEs decreased by 101, mainly due to restructuring programs.

Acquisitions

In 2008, Wolters Kluwer acquired 22 businesses for a total consideration of €713 million, including estimated deferred payments (for example earn-outs). This includes an amount of €12 million relating to costs that are directly attributable to the acquisitions such as legal fees, broker costs, and audit fees.

TAL acquired the Accounting Division of MYOB U.K. and MYOB Ireland, a software and services provider to the accountancy practices, and IntelliTax, a software company which offers tax compliance software to small professional firms. LTRE acquired Addison Software, a leading provider of software solutions for the German tax and accounting market. Health acquired UpToDate, a leading evidence-based electronic clinical information resource.

Acquisitions contributed €53 million to revenues in 2008. Cash payments on acquisitions amounted to €667 million, including deferred payments of acquisitions made in prior years.

Had all acquisitions been completed at the beginning of the year, these acquisitions would have contributed €171 million to full-year 2008 revenues.

Springboard *in millions of euros*	**2008**
Cost savings	16
Investments:	
Exceptional	45
Non-exceptional	1

Employment *Full-time equivalents (ultimo December 31)*	**2008**	2007	Variance
Health	2,678	2,623	55
CFS	3,083	3,313	(230)
TAL	5,823	5,412	411
LTRE	7,588	7,183	405
Corporate	99	89	10
• **Total**	**19,271**	**18,620**	**651**

2009 Outlook

While the company is not giving full-year revenue guidance due to the uncertain economic conditions, it is currently expected that the subscription and other non-cyclical portfolio (approximately 71% of total) will continue to perform well, supported by improved retention rates. In addition, the migration of revenues from print to electronic is expected to continue as customers demand faster and more efficient information and workflow solutions. Book products (11% of total revenues) will continue to be challenged by current economic weakness, however, the negative comparables in 2008 due to wholesaler inventory actions are expected to diminish in 2009. Other cyclical revenues of 18%, including corporate and lending transactions, advertising and pharma promotional products, and training, are expected to continue to be impacted by the current weak economic conditions.

The ordinary EBITA margin is expected to be broadly in line with 2008. The further migration of revenues from print to higher-retention electronic subscription products will continue to provide margin support, despite the expected decline in high-margin cyclical revenues associated with corporate and lending transactions, advertising, and promotional product lines. In addition, operating margins will be enhanced with the implementation of the Springboard operational excellence initiative, which is expected to contribute an incremental €39 million over the 2008 contribution of the program to ordinary EBITA in 2009.

Free cash flow is expected to be approximately €350 million in constant currencies. Return on invested capital is currently expected to meet or exceed 8% and diluted ordinary EPS is expected to be between €1.41 to €1.46 in constant currencies.

Key performance indicators	2009 Outlook
Ordinary EBITA margin	Broadly in line with 2008
Free cash flow [1]	± €350 million
Return on invested capital	≥ 8%
Diluted ordinary EPS [1]	€1.41 to €1.46 [2]

1 At constant currencies (EUR / USD = 1.47)
2 2008 EPS (€1.52 in 2007 constant currencies) has been recalculated to €1.43 using 2008 constant currencies (EUR / USD = 1.47; 2007 constant currencies: EUR / USD = 1.37).

Dividend

Wolters Kluwer will propose at the Annual General Meeting of Shareholders on April 21, 2009, a dividend distribution of €0.65 per share for 2008, a 2% increase over 2007. A dividend of €0.65 corresponds with a dividend yield of 4.8% over the closing share price of December 31, 2008.

Wolters Kluwer, in line with previous years and indicating a strong belief in the future of the company, will propose to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choices known. The stock dividend ratio will be set on April 29, 2009 (after the close of trading), and the cash distribution will be payable as of May 4, 2009.

Innovation

The company's ability to innovate stems from its deep knowledge of customer needs and continuous investment in new capabilities.

During the 2008 Analysts and Investors Day, management shared its vision on innovation and technology around four main areas: cloud computing, vertical search, workflow solutions, and next-generation publishing.

Cloud computing refers to new methods of delivering products and IT services via the Internet, or "the cloud". Examples of cloud computing include hosted applications, Application Service Provider (ASP), and Software as a Service (SaaS). Delivering products and services through the Internet makes product implementation faster, cheaper, and easier to maintain for the company and its customers. With new capabilities in cloud computing infrastructure, Wolters Kluwer is leveraging new advances in technology for the benefit of the company's customers and shareholders.


Cloud Computing
Software as a Service
Hosted Software
Virtualization
Web 2.0
Application Service Provider (ASP)

Vertical search uses advanced search technologies to tailor the Internet search experience to the needs of the company's key vertical markets. Unlike general search engines available for free on the Internet, vertical search in Wolters Kluwer products adds value by making specialized, relevant information easy and quick to find and then integrating that information into a customer's workflow. This involves combining the technology of vertical search with interactive research aids and workflow solutions. OvidSP, the number one search platform for healthcare customers, is an excellent example of the opportunities vertical search capabilities offer.

Workflow solutions are software products that automate a set of tasks necessary to complete a particular job more quickly and efficiently. These solutions integrate multiple functions or applications to help professionals assign, track, notify, and review information and deliver the right content at the right place and time, in the right form.


Customer
Blog
Author
Content Factory

Next-generation publishing is about adopting new business models that complement the new ways that customers use, access, and create information in the digital era. Customers today create their own content and interact with peers through Web 2.0 technologies. Wolters Kluwer facilitates a dialog between customers, experts, and editors, creating strong communities of practice. Increasingly, customers prefer to purchase products on a pay-per-view or pay-per-transaction basis. Wolters Kluwer has added pay-per-use functions and interactive layers to many of its existing brands.

Innovation at Wolters Kluwer is not possible without key partnerships that enable the company to deliver broader, deeper, and ultimately more innovative solutions. The company actively looks for partners across many relevant areas to enrich content, enhance technology delivery capabilities, and reach new markets. Wolters Kluwer aggressively seeks out partnerships with industry leaders in areas such as software and search engines, strategic content providers, and industry vendors to deliver the best all-around solutions for the professionals the company serves.

More information about how innovation drives the products and solutions at Wolters Kluwer can be found at www.wolterskluwer.com.

A Global Operating Company

As a global operating company, and as the next phase of its growth path, Wolters Kluwer accelerates to a more integrated and globally operating organization. Part of these efforts are Global Shared Services, Global Atlas, and Springboard. Each of these initiatives reflect the strategic imperatives to exploit global scale and scope and operational efficiencies by benefiting from synergies and leveraging of investment, knowledge, and expertise.

Global Shared Services

In the course of 2008, the North American Shared Services organization, which provides a range of IT infrastructure, supply management, offshoring, and administrative support services to Wolters Kluwer's business units in North America, was further strengthened. In Europe, the Technology Shared Services organization and internal business support functions and services were also further optimized and integrated. Across the board, shared services has proven to add value to its internal customers and the business as a whole. Based on that success, at the start of 2009, the company is investing in a Global Shared Services structure that will pool expertise and knowledge even further, particularly in the areas of technology, offshoring, and sourcing. This is an important next step in integrating the business and it will offer opportunities for improved efficiency and innovation that will add value to the business.

Global Atlas

Global Atlas is an online content delivery and publishing platform for Wolters Kluwer that enables the business to deliver innovative and superior solutions to customers.

It is a highly scalable platform that offers a wide range of online search functions and productivity tools that underpin the business units across the globe. Global Atlas is a long-term company-wide technology effort managed by Wolters Kluwer's Global Platform Organization. It is one of the key initiatives that is helping Wolters Kluwer move from a print-based publisher to a web-based information and services provider and is optimized for a Web 2.0 world in which new technologies – RSS, search, podcasts, widgets, gadgets – allow customers to consume and produce content in a dynamic community.

Springboard

In its continuous effort to optimize the business, Wolters Kluwer launched the Springboard program in early 2008. The Springboard program is the cornerstone of Wolters Kluwer's strategy to institutionalize operational excellence and is key to positioning Wolters Kluwer for long-term performance and sustained profitability. Based on early positive results, management announced that Springboard would be expanded and accelerated in November 2008.

The program is designed to drive the next wave of operational efficiencies for the company by simplifying and standardizing the core systems and processes used to develop, sell, and support products and services globally. Focusing on different areas of business operations, the program is divided into four streams:

- *Multi-Generational Technology Plan:* Creating a standardized and consolidated technology infrastructure helps the business to set up a more agile platform for execution;
- *Content Supply Chain:* Re-engineering processes around content creation and manufacturing supports efficient, next-generation print and online publishing;
- *Supply Management:* Optimizing processes around sourcing and managing external suppliers by leveraging global scale, drives down costs across divisions and business units; and
- *Offshoring:* Offshore service centers for software development and testing, content production, and back office support functions will improve efficiencies and quality.

By consolidating and standardizing the systems and processes that provide similar functions, Wolters Kluwer is able to create an efficient platform for execution and free up resources to do what is clearly innovative and value creating for its customers and shareholders – a *springboard* for accelerating profitable growth.

Human Resources

People are the foundation of Wolters Kluwer's success. The company has 19,271 employees (full-time equivalent) in over 35 countries around the world. They bring diverse expertise and innovation to customers every day. Retaining and developing talent, as well as enabling them to work as innovatively and as efficiently as possible, contributes to achieving profitable growth.

Human Resources at Wolters Kluwer across the world supports the company in achieving this business strategy.

The best people to drive business growth

The information industry continues to change with companies becoming increasingly technology-minded. It is evident that profitable growth depends upon the quality of human capital. Recruiting, retaining and developing the best people is intrinsic to success.

The Wolters Kluwer Talent Management Program is key to ensure availability of people with the right skills to be able to grow the business. It establishes a global framework for leadership criteria, performance assessment, and development. The goal of the program is to retain and develop talent to ensure successful implementation of the company's strategy. As such, the program encompasses current and future leaders. It also identifies critical workforce segments based on positions and skills that managers believe are essential to the execution of the business strategy and ensures that these required capabilities are fostered within the company. During 2008, Wolters Kluwer focused on strengthening business development and acquisition capabilities, as well as internal customer service focus within shared services organizations.

The Talent Management Program, implemented in 2005, is now firmly embedded in the company, supported by robust processes that link skill assessment and individual development guides with succession planning and global slating of internal candidates for critical positions. Successful employees are being promoted both across businesses and countries as a result. Wolters Kluwer extended its Leadership Forums to include high potentials and future leaders. Three key topics were discussed in 2008: Strategy, People Leadership, and Implementation. The Leadership Forums provided a valuable platform for Wolters Kluwer leaders to exchange innovative solutions and best practices and increase their professional knowledge and skills.

Employment *Full-time equivalents (ultimo December 31)*	**2008**	2007	Variance
Health	2,678	2,623	55
CFS	3,083	3,313	(230)
TAL	5,823	5,412	411
LTRE	7,588	7,183	405
Corporate	99	89	10
• **Total**	**19,271**	**18,620**	**651**

Employment *Full-time equivalents (ultimo December 31)*	**2008**	2007	Variance
Asia Pacific	983	918	65
Canada	421	421	0
Europe – Region Central (Central Europe, Italy)	1,746	1,713	33
Europe – Region North (Belgium, Netherlands, Scandinavia)	2,202	2,112	90
Europe – Region South (France, Spain)	2,123	2,135	(12)
Germany	950	628	322
Latin America	23	0	23
Russia	781	780	1
United Kingdom	1,274	1,152	122
United States	8,768	8,761	7
• **Total**	**19,271**	**18,620**	**651**

Wolters Kluwer believes in mutual responsibility for driving results and career development. The company views regular performance feedback as critical to development. During 2008, the company rolled out its common performance criteria across the North American and European businesses, encompassing over 95% of the company's workforce. The performance management systems in Europe and North America provide the basis for feedback on performance and development plans for all employees. Having a common system also means a next step towards increased globalization and maximized career mobility.

Exploit global scope

Wolters Kluwer's employee population is diverse and worldwide. The company sees diversity as a catalyst for innovation and creativity. It is always a balance between fitting the best global candidates into key roles and filling local roles with local talent who understand the culture. For example, the company chose to hire an Indian CEO experienced in achieving success in India for its Indian business and has developed a successful local Chinese sales organization.

During 2008, Human Resources has concentrated on accommodating further globalization of the business. Actions included the identification of common job levels, including base pay guidelines and compensation philosophy, and mapping job titles within a global framework to be able to better compare jobs and promote talented people across the organization. Also, the company analyzed its global benefits and compensation, reducing global costs, and providing consistency in benefit plans through the creation of pooled financial arrangements with approved insurance networks.

Operational excellence: transition to more efficient service models and operations

Through optimization of global shared services, business process improvement, resource deployment and acquisition integration, Human Resources supported Wolters Kluwer to innovate better and faster and to operate more efficiently.

After the implementation of a North American Shared Services organization and its process improvements during 2007, the North American organization increased its internal customer service and satisfaction. Legal, Tax & Regulatory Europe implemented common processes and opened the first European shared services organization serving all operations in the Netherlands.

Human Resources process improvements included standardized exit interviews across North America and Europe to identify drivers of employee turnover, standardized induction programs for new hires, vendor management, resource planning, and recruitment using the Lean Six Sigma methodology.

On a global level, Human Resources and Finance collaborated to develop a Total Cost of Human Capital methodology, which focuses on increasing the asset value of human capital. Its aim is to give leaders at different levels the factual information they need about the total costs of their people decisions and its potential impact on the business. Wolters Kluwer will perform a pilot in both the United States and Europe during 2009.

Also, Wolters Kluwer received external recognition for its people practices during 2008; the company was appointed the 2nd best workplace in Spain by the 'Great Place to Work' Institute, primarily based on its innovative approach to motivating and engaging employees. Wolters Kluwer was also named 'Employer of the Year' by AbilityLinks as a result of its work with individuals with disabilities in the United States.

Investor Relations and Communications

Investor Relations

The company seeks to be thoroughly open with shareholders and the investment community and is committed to a high degree of transparency in its financial reporting. Wolters Kluwer has a comprehensive program for communicating with investors. This includes communicating with its shareholders and the investment community at large during the Annual General Meeting of Shareholders as well as regularly throughout the year.

In 2008, the company reported full-year and half-year results (under International Financial Reporting Standards), held full-year and half-year results presentations and released a trading update in the fourth quarter which were made broadly accessible to the public. The company conducted an investor / analyst day focusing on Innovation and Technology in September. The company also held a significant number of roadshows and one-on-one and group meetings with investors that included participating in selected sector-specific seminars throughout the year. Furthermore, the investor section of the corporate website is regularly maintained to provide accessibility of information.

Wolters Kluwer is strict in its compliance with applicable rules and regulations on fair disclosure to shareholders. It is the policy to post presentations to analysts and shareholders on the company's website. In adherence with fair disclosure rules, these meetings and presentations do not take place shortly before the publication of annual and interim financial information. The company does not assess, comment upon, or correct, other than factually, any analyst report or valuation prior to publication.

The company is committed to help investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large. See → Information for Shareholders and Investors for a full overview of activities and facts.

Communications

Wolters Kluwer remains focused on ensuring that every stakeholder – customers, employees, investors, reporters, partners, and other interested parties in contact with the company – has a good understanding of the company's vision, strategy, and value proposition through high-quality information attuned to their specific need. Wolters Kluwer views it as critical to its success to share accurate, relevant, concise, and value-added information with all stakeholders. Having a unified communications program that is fully aligned and will contribute to the company's strategy is the foundation of all communications activities within the company.

Focus on thought leadership

Effective communication is essential to Wolters Kluwer. In addition to communication about the company, Wolters Kluwer believes that it can play a special role as a thought leader for the industry. Thought leadership is highly relevant for Wolters Kluwer as a professional information provider and emphasizes the company's dedication to its customers to stimulate an ongoing dialogue around trends and topics in the industry.

In 2008, the company focused on topics such as technology and innovation, workflow solutions, next-generation publishing, vertical search, and cloud computing. Leveraging the in-house expertise of its employees, the company held a wide range of activities, both in-person and online, for investors, customers, and industry events. Examples include trade shows held by CFS for the financial services and insurance industries, user conferences organized by CCH, webinars such as those presented by Kluwer Opleidingen and Wolters Kluwer Law & Business, blogs developed for customers of Kluwer Arbitration and GainsKeeper, and online social platforms such as Transport Plaza and Mr. Online. In addition, industry surveys and whitepapers prepared by Wolters Kluwer business units on a broad range of topics were published across multiple outlets including local, trade, and international media. Wolters Kluwer communication philosophy and focus were highlighted in its corporate Customer Focus publication, which described the partnership between Wolters Kluwer and its customers.

A trusted brand

Customers continue to rely on Wolters Kluwer in 2008 for its expertise, in-depth knowledge, and proficiency at building innovative solutions. These strengths are reflected in the company's strong brand positions that over many years have gained the trust and confidence of its customers. As such, the name Wolters Kluwer and its associated product brands, continue to be recognized as a valuable source of information and solutions that embody reliability, accuracy, and quality.

Acquisitions made by Wolters Kluwer in 2008 have also brought with them new and industry-leading brands in their respective markets. These companies include Addison, a recognized leader in the German tax and accounting software market, UpToDate, a pre-eminent brand in the point-of-care health market, and MYOB, a leader in the U.K. tax and accounting market.

The Wolters Kluwer family of brands represents the deep industry knowledge that is trusted by customers. It stands for accurate, reliable, and timely updates on new regulations, advances in medicine, and expert commentary across a broad range of topics that are essential to their professions. Customers trust Wolters Kluwer to deliver time saving and innovative solutions. The equity enjoyed by these brands is timeless and spans the traditional print and digital worlds.

An engaged community
In 2008, the company intensified its efforts to foster the exchange of information and collaboration within its employee community. This ensures that all employees understand the company's strategy and values as a whole, as well as how they translate to an employee's specific area of the business. In addition, the company encouraged all employees to act as communication champions with customers and other external partners.

Empowering internal stakeholders across all levels of the organization to communicate effectively around the strategy and values of Wolters Kluwer benefits the entire organization. Providing clear, concise, and relevant messages that are aligned throughout the business is ingrained in the organization. Quality online communication resources facilitate and encourage an ongoing dialogue between employees and also with customers, partners, and peers. Crucial to the success of its employee communications program has been the continuous information flow on strategic developments at Wolters Kluwer around customer focus, innovation and technology, operational excellence, and Springboard.

Internally, Wolters Kluwer has also focused on showcasing the thought leadership of the company in order to inspire and engage employees. Through these efforts, knowledge and best practices are shared throughout the company with opportunities for employees to interact and provide feedback. The employee communication program utilizes many venues to achieve its objectives, including a single company intranet, webinars, mysites, digital newsletters, RSS, and video webcasts.

Going forward, management of Wolters Kluwer remains committed to enabling all stakeholders to fully understand and contribute to the company's mission and strategy. The company believes that sharing its knowledge on leading, cutting-edge topics both within the company and also the industry will reinforce its market-leading positions.

Sustainability

Wolters Kluwer is centered around generating value for customers, shareholders, and employees as well as the society in which it operates. The company sees two dimensions where it can contribute towards realizing a more sustainable world; externally, by providing professionals with high-quality information which can help them solve problems, and internally, by developing its own operational business practices that support sustainable choices.

Wolters Kluwer products help professionals make sustainable choices: they improve healthcare and quality of life through healthcare products, assist businesses to stay compliant with environmental regulations, and help businesses work in a safe and transparent way. The company continued to roll out sustainability-related products during 2008, for example the Global Climate Change Law Guide. This is a unique online service that gives access to the latest developments in climate change law in key carbon jurisdictions throughout the world.

The second dimension of sustainability is its own business practices: Wolters Kluwer believes in leading by example. The company strives to be a responsible organization working with fairness, integrity, and respect for differences in the wide variety of social, political, and economic environments in which it operates. In 2008, Wolters Kluwer focused on the following activities to increase its sustainability efforts.

Knowledge creation: investing in people
Knowledge creation remained a central theme for Wolters Kluwer's sustainability strategy. The company relies on its employees to make the difference in this knowledge-intensive business. One of the ways to achieve this was to expand leadership programs. Leadership forums were extended to maximize talent exposure and leverage global cooperation. Employees across the world gathered in taskforces to start tackling common business challenges together, ranging from software development metrics and migrating customers from print to online solutions, to improving sales effectiveness. Wolters Kluwer also completed the roll-out of the new standard performance criteria and way of working, to ensure clear and up-front objective setting and employee development, as well as consistency across businesses. The standard performance management process within Europe and the North American businesses was developed and piloted during 2007. It was completely rolled out during 2008, following the timing of the normal appraisal cycle within the different countries. Wolters Kluwer views this as a significant step in aligning performance with the company's global business strategy.

Investing in the community

Part of being a responsible business means contributing to the communities in which Wolters Kluwer operates and to society at large. Wolters Kluwer streamlined its charitable initiatives to focus on two core themes which are central to the company's value creation: sharing knowledge and improving both healthcare and access to healthcare. Wolters Kluwer businesses and employees foster deep and long-standing relationships with many community and non-profit organizations. During 2008, the company donated €717,000 to various charitable initiatives as well as sponsoring which raised almost €325,000. Next to monetary donations, the company also freely offered employee expertise, donation of products and services, as well as knowledge. Community giving projects include:

- Wolters Kluwer supports the War Trauma Foundation (www.wartrauma.nl) by publishing *Intervention*, its international journal of mental health, psychosocial work, and counseling in areas of armed conflict. This peer-reviewed journal is an essential tool in spreading the latest information gained from the practical experience of fieldworkers, so that their findings can inspire and support others carrying out similar interventions;
- The Hinari Access to Research program was launched in 2002 by the World Health Organization. Wolters Kluwer Health was one of the founding partners for the initiative. This online resource provides free or low cost access to major medical and social sciences research journals to not-for-profit institutions in developing countries. This service benefits thousands of health workers and researchers across the globe;
- Sustainability initiative to help earthquake victims in China: the Executive Board gave $100,000 combined with a worldwide donation opportunity for individual employees;
- Wolters Kluwer businesses also contribute to local initiatives and causes, such as local Red Cross organizations, cancer societies, children's hospitals, as well as sports events and food, blood, or school supply drives. In the United States as well as in Spain, activities also focused on preserving trees to offset the use of paper. Activities ranged from anti-deforestation donations for the Arbor Foundation to a Wolters Kluwer contribution to the 4th FSC Global Paper Forum in Düsseldorf, Germany, in June 2008.

Furthermore, Wolters Kluwer has achieved its sustainability goals as set out for 2008 and beyond: the company has drafted a company-wide editorial policy which can be found on www.wolterskluwer.com. Also, Wolters Kluwer has joined the UN Global Compact to engage in the corporate community promoting the UN principles of human rights, labor standards, and environmental sustainability.

Wolters Kluwer and the environment

In acknowledgement of global climate change, Wolters Kluwer believes it must continually improve the way the company works to be more environmentally friendly and efficient.

Wolters Kluwer feels its sustainability efforts must begin with what it produces. Since 2005, the company has actively worked to convert more of its businesses from paper-based products into online information tools, reducing not just its own, but also its customers' environmental footprint. Over 65% of its revenues now derive from non-print products. Another example of environment and business objectives working together comes from the Tax, Accounting & Legal division. This division has advanced its paperless strategy for tax and accounting professionals through increased sales of market-specific versions of the ProSystem *fx* software line.

However, Wolters Kluwer believes it also needs to continually improve the way it works to make the company more environmentally friendly. Therefore, it has drafted a global environmental policy and is working with local suppliers, mainly in the U.S., to generate environmental information regarding its buildings in order to set future targets for reduction of consumption in certain areas, such as energy and other resources. Furthermore, the company is looking at new ways to reduce the energy used in office buildings and by travel to and from work. Its Springboard initiative called @WorkAnywhere will provide triple bottom line sustainability benefits. Environmental benefits, such as less waste being generated, reduced energy and water consumption, and lower carbon emissions will be realized with reduced commuting to and from work and more efficiently designed facilities. Social benefits include preservation of natural resources (i.e. recycling), improved occupant comfort, and greater employee education on sustainability impact and activities. Finally, economic benefits will include reduced lease, energy, and building maintenance costs.

Wolters Kluwer's ongoing sustainability efforts and progress on its goals have led to external recognition. The company has become part of the Dow Jones Sustainability World Index for the second year in a row. Also, Wolters Kluwer was amongst the 2008 sustainability leaders presented at the World Economic Forum in Davos, where it won the SAM 2008 Bronze Class distinction and was awarded the title 'SAM Sector Mover'.

Wolters Kluwer reports on its sustainability efforts annually in an online report, which is published at the same time as its annual report. The report documents in a centralized and comprehensive way Wolters Kluwer's efforts and provides the foundation for increasing the scope of social responsibility goals, reporting efforts, and actions in the future. The report is available at www.wolterskluwer.com / 2008SER.

Risk Management

Wolters Kluwer recognizes the following risk categories: strategic risks, operational risks, legislative risks, financial risks, and financial reporting risks. In line with the Amended Dutch Corporate Governance Code, the risk overview provided in this section aims at providing an overview of the main risks the company faces, rather than providing an exhaustive overview of all possible risks.

Strategic, operational, and legislative risks

The company aims to achieve its strategy to accelerate profitable growth through the execution of four strategic actions:

- Growing leading positions in core vertical markets;
- Capturing key adjacencies;
- Exploiting global scale and scope; and
- Institutionalizing operational excellence

A detailed description of the execution of the strategy can be found on page 18 of the Annual Report.

Markets and products

Wolters Kluwer focuses on providing professionals with information, software, and services to help them make critical decisions effectively and improve their productivity. Most of the markets it serves are relatively stable with a strong and constant need for up-to-date information, workflow software solutions, and services, particularly in the rapidly evolving fields of regulation and compliance. The company serves many of its customers by means of annual subscription-based products and services, with high renewal rates. The subscription-based businesses represent approximately two thirds of the company's revenues. The ability to renew these subscriptions and contracts will have an important impact on the future of the company's business. The company mitigates this risk by maintaining continuous interaction with its customers through renewal programs, conferences, and advisory boards. In addition, the company continues to invest in core product enhancements to provide additional value to facilitate customer renewals. These actions are also part of the strategic objective to grow strong positions in core vertical markets. No single individual customer represents more than 1% of Wolters Kluwer's consolidated revenues, nor does one single product represent more than 1% of consolidated revenues.

Parts of the company's activities are more sensitive to the general economic circumstances. In 2008, the global recession had a negative effect on several product lines in particular. These product lines include training activities, advertising, new product introductions, certain book programs, and lending and corporate formation-related businesses. These activities represent approximately one third of the company's consolidated revenues.

Wolters Kluwer faces competitive challenges from existing and new competitors. In order to maintain growth and sustain its competitive advantage, the company continuously develops new products, providing its customers with state-of-the-art technological solutions. These products are developed in close collaboration with customers, based on a multi-generation product development plan. The portfolio is balanced in terms of markets and geography, with 48% of revenues in North America, 48% of revenues in Europe, 3% of revenues in Asia Pacific, and 1% of revenues in the rest of the world.

Wolters Kluwer actively protects its intellectual property rights, which is important to safeguard its portfolio of information, software, and services. Technological developments make it increasingly difficult to protect intellectual property rights. The company relies on trademark, copyright, patent, and other intellectual property laws to establish and protect its proprietary rights to these products and services. Intellectual property rights could be challenged, limited, invalidated, circumvented, or infringed by competitors.

The strategic objectives of the company to grow strong positions in key vertical markets and capture key adjacencies are also supported by acquisitions. Risks with respect to the acquisition of companies can primarily relate to the integration of the acquisitions, changing economic circumstances, competitive dynamics, contractual obligations, retaining key personnel, and the ability to realize expected synergies. When acquiring new businesses, Wolters Kluwer carries out a comprehensive due diligence process. Furthermore, the company always assesses whether the risks can be mitigated through the deal structure, for example by using earn-out agreements to retain management and to assure alignment between the purchase price and the performance of the acquired company. The company has strict strategic and financial criteria for acquiring new businesses. Acquisitions are expected to be accretive to ordinary earnings per share in year one and cover their weighted average cost of capital within three to five years. An acquisition integration plan is agreed to with the Executive Board prior to completing the acquisition. Such plans are actively monitored after completion.

Execution of the company's strategy can also be supported by divestment of non-core activities. The ability to successfully divest activities can, amongst others, depend on economic and market circumstances, competitive dynamics, contractual obligations, retention of key personnel and the ability for the buyer to realize synergies. To mitigate risks related to divestments, the company usually carries out a vendor due diligence prior to the sale.

Technological developments

Electronic platforms and networks are an important means of the delivery of Wolters Kluwer's products and services. The company constantly strives to improve its ICT environment and performance and it is involved in multi-year initiatives, such as implementing new ERP (Enterprise Resource Planning) systems, creating next-generation platforms for electronic products, offshoring application maintenance and development, rolling out a global IT security plan, and implementing shared service centers. These initiatives continue in 2009 and support the successful execution of the company's strategic objectives to exploit global scale and scope and to institutionalize operational excellence. New initiatives in this respect may also be taken in the future. While the company implements risk-mitigating actions during the transition phase, these initiatives are inherently subject to execution risks. The company also relies on the performance of third parties, especially with respect to the outsourcing and offshoring of activities. Risk-mitigating actions are taken to control these execution risks and include setting up project teams and oversight boards that are adequately resourced, careful planning and monitoring of the progress by senior management, and detailed service level agreements with outside providers.

Compliance with all applicable rules and regulations in a changing regulatory environment may require technological amendments. Although the company aims to implement such amendments to the best of its abilities, temporary delays may exist.

Staffing

The ability of the company to attract talent and retain highly skilled, experienced, and motivated personnel plays an important part in the continued successful execution of the strategy. To that effect, the company has launched a worldwide Talent Management Program aimed at providing its employees with the best opportunities in the industry. In order to assure top-quality human resources, the company invests in competitive training and remuneration packages. The company mitigates the risks of losing top-quality human resources by having a well-understood strategy in place and hiring the best management team available.

Insurance

The company manages a range of different insurable risks by arranging coverage for property damage, business interruption, and casualty; general liability; errors and omission liability; directors and officers liability; employment practices liability; and criminal liability.

The company has put in place a worldwide internal risk engineering program for risks associated with property damage and business interruption, which is steered centrally and aims to improve the risk profile of the operating companies. Accompanied by insurers, the company performs loss control visits to operating company locations on a regular basis, as well as to the locations of key suppliers. The aim is to implement insurers' recommendations, however, always after a cost-benefit analysis.

Financial risks

As is the case with most international businesses, Wolters Kluwer manages a variety of financial risks, including currency, interest, liquidity, and credit risk. Fluctuations in exchange and interest rates affect Wolters Kluwer's results. It is the company's goal to mitigate the effects of currency and interest rate movements on net income, equity, and cash flow. Whenever possible, the company tries to do this by creating natural hedges, such as income and expenses in the same currency, and by matching assets and liabilities. When natural hedges are not present, Wolters Kluwer strives to realize the same effect with the aid of derivative financial instruments. For this purpose, hedging ranges have been identified and policies and governance are in place, including authorization procedures and limits. The company only purchases or holds derivative financial instruments with the aim to mitigate financial risks and most of these instruments qualify for hedge accounting as defined in IAS 39. The company does not purchase or hold derivative financial instruments for speculative purposes.

In line with IFRS requirements, detailed information on financial risks and policies is provided in → note 21 to the Consolidated Financial Statements.

Post-employment benefits

The financial risk of the defined contribution pension plans, which have been arranged by the company in most of the countries, and the state pension plans is limited to the contributions to be paid under these schemes. These contributions may vary over the years, but usually follow the general trends in the respective countries.

The company faces a higher risk related to additional funding for the defined benefit plans, namely the pension and post-retirement medical plans in the United States and the pension plans in the Netherlands, the United Kingdom, and Belgium. These plans are affected by the developments on the international financial markets in 2008 and may be further affected by future developments on these markets. The overall impact could be material, although over the past years, the company has mitigated these financial risks by closing some of the defined benefit plans to future accruals, such as the pension plans in the United States and the United Kingdom; or by changing the plan, such as moving to an average salary instead of final salary benefit in the Netherlands, and implementing a defined contribution-like Health Retirement Savings Account in the United States. Furthermore, the company engages advisors to perform asset liability management studies and advise on the investment strategies for the various pension funds.

The pension costs are based on actual calculations. A decrease of 1% of the discount rate would increase the plan liabilities by approximately €128 million, and would increase the gross annual service costs with approximately €3 million.

Tax

Wolters Kluwer operates in numerous jurisdictions and is subject to various levies in these jurisdictions. Most of these taxes are transactional and employee-related and are levied from the legal entities in these jurisdictions. Local management is responsible for the proper handling of these taxes and is supported by corporate staff and external professionals. Risks that may adversely affect the results are changes in corporate tax rates, tax laws, and rulings. As a consequence, not only could current and future profits be at risk, but it is also possible that a deferred tax asset, or part of a deferred tax asset which has become unrealizable, could be reversed and taken as a charge to the income statement.

Wolters Kluwer maintains a liability for certain contingencies in line with IFRS accounting standards. The adequacy of this liability is judged on a continuous basis in consultation with external advisors.

Financial reporting risks and internal risk management and control systems

The Executive Board is responsible for internal risk management and control within Wolters Kluwer. Wolters Kluwer has risk management and internal control systems in place to identify any significant risks to which the company is exposed, enable the effective management of these risks, meet strategic and operational objectives, ensure the reliability of the financial reporting, and comply with relevant laws and regulations. The internal control systems are designed based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework, which aims at providing a reasonable level of assurance. Consequently, these systems can never provide absolute assurance regarding the achievement of the company's objectives or the reliability of the financial reporting, or entirely prevent material errors, losses, fraud, and violation of applicable laws and / or regulations.

High-quality financial reporting is of the utmost importance for Wolters Kluwer providing a true and fair view of the company's financial performance and position both for managerial and accountability purposes. In order to assure the continued high quality of financial reporting, the following internal risk management and control systems are in place:

- Hiring and retention policies and practices for top finance professionals throughout the business;
- A standard planning and reporting cycle, consisting of the annual Business Development Plan (three-year strategic plan) on a divisional and operational entity level, the annual budget, quarterly forecasts, and monthly financial reporting;
- Periodic business reviews where divisional and operating company management discuss the progress against plan and actions to mitigate business risks with the Executive Board;
- Specific treasury policies on market (currency and interest), liquidity, and credit risk reviewed by the Audit Committee, with quarterly reporting by the Treasury Committee to the Audit Committee on the status of these financial risks within the pre-defined ranges;
- Standard financial and non-financial procedures and policies including the Letters of Representation that are signed quarterly by all divisional and operating company CEOs and CFOs and relevant corporate staff members as well as an Insider Trading Code, Risk Manual, Company Values and Business Principles, Accounting Manual, Internal Audit Department Manual, Mergers & Acquisitions Manual, and Whistleblower Policy;
- Internal audits, planned and carried out globally based on risk assessments to ensure compliance with policies and procedures, evaluate effectiveness of established controls, and ensure that existing controls provide adequate protection against actual risks; and
- A risk and control status report including all recommendations and outstanding control issues arising from management reviews, internal audits, and external audits; recommendations are actively followed up on a monthly basis. This report is reviewed by the Audit Committee on a quarterly basis.

The Wolters Kluwer Internal Control Framework (ICF) consists of approximately 100 key controls, designed to ensure that the results of business processes are adequately reflected in its internal and external financial reporting. Wolters Kluwer endeavors to include acquisitions in the ICF within one year after the acquisition date. Wolters Kluwer employs approximately 25 internal control officers, who are located in the main operating entities. They have played an important role in tailoring key controls and implementing them in the business processes within their organizations, coordinating test work of the key controls, and reporting the outcome of the tests to management and internal and external auditors. These tests are carried out within Wolters Kluwer's main operating companies on a regular basis, making use of an automated tool to monitor test results. The internal audit department performs a quality review on the design, execution, documentation, and conclusions of the key controls testing of the ICF on a regular basis. Test results are discussed periodically with the Executive Board and the Audit Committee. Where needed, action plans are designed and implemented to address important risks. Test work of the key controls will continue to expand, aimed both at assurance and process optimization.

In 2008, the company invested in expanding the general IT control framework and has been working on the implementation of a global business continuity plan to integrate its existing plans into one corporate framework. Wolters Kluwer will also continue its program of tailoring the key controls to the risks associated with the business processes within the operating entities, adjusting these controls as businesses continue to change. A risk committee has been formed to further facilitate the internal process of enterprise risk assessment and setting risk response strategies and mitigating controls across all disciplines.

The company continues to improve its risk management and control systems. In the coming years, it will continue to give high priority to improving design and effectiveness and further integrating risk management and control systems in its daily operations.

Statements by the Executive Board

The Executive Board is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code. The financial statements consist of the consolidated financial statements and the company's financial statements. The responsibility of the Executive Board includes selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

The Executive Board is also responsible for the preparation of the Report of the Executive Board that is included in the 2008 Annual Report. The Annual Report is prepared in accordance with Part 9 of Book 2 of the Netherlands Civil Code. In the Annual Report the Executive Board endeavours to present a fair review of the situation of the business at balance sheet date and of the state of affairs in the year under review. Such an overview contains a selection of some of the main developments in the financial year and can never be exhaustive.

The company has identified the main risks it faces, including financial reporting risks. These risks can be found in → Risk Management. In line with the Dutch Corporate Governance Code and the Dutch Act on financial supervision (*Wet op het financieel toezicht*), the company has not provided an exhaustive list of all possible risks. Furthermore, developments that are currently unknown to the Executive Board or considered to be unlikely may change the future risk profile.

As explained in → Risk Management, the company must have internal risk management and control systems that are suitable for the company. The design of the company's internal risk management and control systems has been described in → Risk Management. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives and the risk of material errors to the financial reporting. Accordingly, these systems can only provide reasonable, but not absolute assurance against material losses or material errors.

As required by provision II.1.5 of the 2008 Dutch Corporate Governance Code and section 5:25c(2)(c) of the Dutch Act on financial supervision (*Wet op het financieel toezicht*) and on the basis of the foregoing and the explanations contained in → Risk Management, the Executive Board confirms that to its knowledge:

- the company's internal risk management and control systems as regards financial reporting risks provide a reasonable assurance that the Group's financial reporting does not contain any errors of material importance; and
- the company's risk management and control systems as regards financial reporting risks worked properly in 2008; and
- the financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the 2008 Annual Report includes a fair review of the situation at the balance sheet date, the course of affairs during the financial year of the company, and undertakings included in the consolidation taken as a whole, together with a description of the principal risks that the company faces.

Amsterdam, February 24, 2009

Executive Board
N. McKinstry, CEO and Chairman of the Executive Board
B.L.J.M. Beerkens, CFO and Member of the Executive Board
J.J. Lynch, Jr., Member of the Executive Board

Report of the Supervisory Board








Adri Baan
- Chairman
- Member of the Selection and Remuneration Committee
- Member of the Audit Committee



Peter Wakkie
- Deputy Chairman
- Member of the Selection and Remuneration Committee



Bruno Angelici
- Member



Len Forman
- Member
- Chairman of the Selection and Remuneration Committee
- Member of the Audit Committee



Jane Frost
- Member



Stuart James
- Member



Henk Scheffers
- Member
- Chairman of the Audit Committee

For profiles of the members of the Supervisory Board, see page 152 of this report or at www.wolterskluwer.com

Report of the Supervisory Board

Financial statements

The Executive Board submitted the 2008 financial statements to the Supervisory Board. The Supervisory Board also took note of the report and the statement by KPMG Accountants nv (as referred to in Article 27, paragraph 3 of the company's Articles of Association), which the Supervisory Board discussed with KPMG. Taking KPMG's report into account, the members of the Supervisory Board signed the 2008 financial statements, pursuant to their statutory obligation under clause 2:101 (2) of the Netherlands Civil Code. The Supervisory Board proposes to shareholders that they adopt these financial statements (see → Financial Statements in this report) at the Annual General Meeting of Shareholders of April 21, 2009. Resolutions to release the members of the Executive Board and of the Supervisory Board from liability for their respective duties will be voted on separately at the Annual General Meeting of Shareholders. In line with the existing dividend policy, it is proposed to distribute a dividend of € 0.65 per share in cash, or, at the option of shareholders, in stock. Stock payments will be determined on April 29, 2009, after close of trading. Upon approval by the Annual General Meeting of Shareholders, the payments will be made as from May 4, 2009.

Activities

The Supervisory Board held seven meetings in 2008. In addition, five conference calls were held by the full Supervisory Board and two conference calls by the members of the Audit Committee to discuss specific subjects. Three of the meetings were partly held without the members of the Executive Board being present. None of the Supervisory Board members was absent for more than one meeting. One of the meetings was combined with a working visit to Wolters Kluwer Corporate Legal Services in New York. During that meeting, several managers of that business gave presentations.

In accordance with the Dutch Corporate Governance Code, the functioning of the Supervisory Board and the Executive Board and the performance of the individual members of both Boards were discussed without the members of the Executive Board being present. In preparation for that meeting, the members of the Supervisory Board provided feedback through a written assessment. The composition of the Supervisory Board, the Audit Committee, and the Selection and Remuneration Committee also was discussed in the absence of the Executive Board. In addition to the scheduled meetings, the Chairman and other members of the Supervisory Board had regular contact with the Chairman and other members of the Executive Board.

The Executive Board has kept the Supervisory Board closely informed about the execution of the strategy for 2007 and beyond, as announced on September 27, 2006. In addition to the overall strategy, the Supervisory Board discussed the strategic imperatives for 2009, the strategy with respect to expansion in China, the business development plan 2009–2011, and competitive developments. The Supervisory Board also discussed the difficult economic situation and the impact on the markets in which Wolters Kluwer is active. The Supervisory Board approved the financial outlook for 2008 and the proposed dividend. The Supervisory Board and Audit Committee were informed about the general and financial risks of the business and about the results of an assessment of internal risk management and control systems. For more information, see → Risk Management.

The Supervisory Board discussed (potential) acquisitions and divestments with the Executive Board. In line with the Supervisory Board By-Laws, the Supervisory Board approved the acquisitions which represented more than 1% of Wolters Kluwer's consolidated revenues. The Chairman of the Supervisory Board has met with management of UpToDate before the acquisition of that company was completed. The Supervisory Board also reviewed the performance of previous acquisitions. The Supervisory Board discussed the financing of the company and approved the entering into four 30-year bilateral loan agreements for a total amount of ¥ 20 billion. The Supervisory Board also approved the 10-year Eurobond of € 750 million that was announced on April 3, 2008. The Supervisory Board has extensively discussed the Springboard program and approved both the initial program that was announced on February 27, 2008, and the acceleration of the program that was announced on November 5, 2008. Early 2009, the Supervisory Board discussed the Amended Dutch Corporate Governance Code. Other subjects discussed were the 2008 budget, annual and interim financial results and press releases, progress of the shared services project in North America, hedging and treasury policies, technology developments including global platforms, the organization of sales and marketing, online advertising, investor relations, restructuring of the Health division, remuneration, and human resources. During several meetings, managers and employees of various Wolters Kluwer divisions and businesses gave presentations on specific subjects. As part of his introduction program, Mr. B.F.J. Angelici, the newest member of the Supervisory Board, appointed on April 20, 2007, had meetings with several corporate staff members and visited the Wolters Kluwer Health business in Philadelphia.

Audit Committee

The Audit Committee met four times in 2008, during the preparation of the annual and half-year results, and after the first and third quarter. The Audit Committee consists of Mr. Scheffers (Chairman), Mr. Baan, and Mr. Forman.

The meetings of the Audit Committee were held in the presence of representatives of the Executive Board, the external auditor, the internal auditor, and other corporate staff members. In line with the Dutch Corporate Governance Code, the Audit Committee meets once a year with the external auditors without members of the Executive Board being present. Among the main items discussed during the Audit Committee meetings were the financial results of the company, IFRSs, pensions, shared services, hedging, tax planning, impairment testing, the financing of the company, and internal risk management and control systems including IT systems. The Audit Committee has reviewed the proposed audit scope and approach, the audit fees, the independence of the external auditor, and the non-audit services provided by the external auditor. Furthermore, the Audit Committee has been involved in the thorough assessment of the external auditor that took place in 2008. The full Supervisory Board has been informed about the outcome of that assessment. Based on the assessment, the Supervisory Board proposes to reappoint KPMG at the Annual General Meeting of Shareholders of April 21, 2009.

Selection and Remuneration Committee

The Selection and Remuneration Committee met four times in 2008. The Committee consists of Mr. Forman (Chairman), Mr. Wakkie, and Mr. Baan. The Committee has discussed the remuneration policy for the Executive Board, including the base salary, new conditional awards of performance shares under the Long-Term Incentive Plan, and targets for the Short-Term Incentive Plan. The Committee engaged an outside compensation advisor to provide recommendations and information on market practices for compensation structure and levels. The Committee has recommended to the full Supervisory Board not to amend the remuneration policy for the Executive Board members in 2009 and not to increase the base salary. Furthermore, the Committee recommended not to increase the remuneration of the Supervisory Board members in 2009 either. All recommendations of the Selection and Remuneration Committee have been discussed and agreed upon by the full Supervisory Board. For the remuneration policy of the Executive Board see → Remuneration Report and Financial Statements.

Composition

Mr. Scheffers' first four-year term expired in 2008. He has been reappointed at the Annual General Meeting of Shareholders that was held on April 22, 2008. The second term of Ms. Frost expires in 2009. The Selection and Remuneration Committee has made an in-depth review of the desired profile of the Supervisory Board and reached the conclusion that more knowledge of ICT infrastructure and its applications in the markets of Wolters Kluwer is required. The Committee is glad that Ms. Barbara Dalibard is prepared to accept a seat on the Supervisory Board. At the Annual General Meeting of Shareholders that will be held on April 21, 2009, the Supervisory Board will propose to appoint Ms. Dalibard as new member of the Supervisory Board. The Supervisory Board wishes to express its great appreciation for the extensive expertise Ms. Frost has shared with the Supervisory Board and for her long-term commitment to Wolters Kluwer. The first term of Mr. Wakkie and Mr. Forman expires in 2009. Both gentlemen are available for reappointment. After careful consideration, the Supervisory Board has resolved to propose to the Annual General Meeting of Shareholders that will be held on April 21, 2009, to reappoint Mr. Wakkie and Mr. Forman as member of the Supervisory Board.

In line with the Amended Dutch Corporate Governance Code, the Committee will review the profile of the Supervisory Board again in the course of 2009, taking into consideration the best practice provision of the Amended Dutch Corporate Governance Code with respect to diversity.

For more information on each of the Supervisory Board members in accordance with the Dutch Corporate Governance Code, see → Management Profiles / Supervisory Board. All members of the Supervisory Board are independent from the company within the meaning of Best Practice Provision III.2.2 of the Dutch Corporate Governance Code.

Finally, the Supervisory Board would like to take this opportunity to thank the Executive Board and all employees for their efforts in the past year.

Amsterdam, February 24, 2009

Supervisory Board

A. Baan, Chairman
P.N. Wakkie, Deputy Chairman
B.F.J. Angelici
L.P. Forman
A.J. Frost
S.B. James
H. Scheffers

Remuneration Report

Introduction

For 2009, there are no changes to the remuneration policy of the Executive Board. During the Annual General Meeting of Shareholders of April 21, 2004, the Remuneration Policy for members of the Executive Board was adopted and the Long-Term Incentive Plan approved. Amendments to the Remuneration Policy and the Long-Term Incentive Plan were approved during the Annual General Meeting of Shareholders of April 20, 2007. In the course of 2009, the Supervisory Board will review whether, taking into account the Amended Dutch Corporate Governance Code, it will propose to the Annual General Meeting of Shareholders that will be held in 2010 to amend the remuneration policy for 2010.

Current remuneration policy

The goals of Executive Board remuneration are to align individual and company performance, strengthen long-term commitment to the company, and attract and retain the best executive management talent.

The remuneration of Executive Board members is based on surveys and analyses by internationally recognized firms specializing in executive compensation. Because Wolters Kluwer is a global organization and its Executive Board represents diverse nationalities, remuneration is benchmarked individually against surveys from European and U.S. companies, taking into consideration geographic locations where Executive Board members might be recruited to and where new members might be recruited from in the future.

Remuneration for the Executive Board consists of three elements: a base salary, a Short-Term Incentive Plan (STIP) on which a cash bonus can be earned, and a Long-Term Incentive Plan (LTIP) on which performance shares can be earned. The base salary of individual Executive Board members is determined annually by the Supervisory Board, based on recommendations from its Selection and Remuneration Committee. Both the short-term and long-term incentives vary according to performance. Variable elements of the remuneration package make up the largest portion of the Executive Board's total compensation, reflecting the philosophy that senior executive compensation is linked to shareholder value. Because the LTIP is based on the performance over a three-year period, the remuneration policy contributes to the long-term objectives of the company.

Executive Board members participate in pension schemes of their home countries, except in the Netherlands where an individually defined contribution plan is used. Ms. McKinstry and Mr. Beerkens have employment contracts for an indefinite period of time. Mr. Lynch was appointed as Executive Board member for a period of four years at the Annual General Meeting of Shareholders that was held in 2007. Periods of notice vary between 30 and 90 days. Severance arrangements with Executive Board members are either specifically determined in employment contracts or will be determined based on local laws. As explained in → Corporate Governance, the company does not comply with the best practice provision of the Dutch Corporate Governance Code that Executive Board members are not allowed to receive more than one year's salary in the event of dismissal. When new Executive Board members will be appointed in the future, the Dutch Corporate Governance Code will be taken into consideration, but in order to be able to attract top talent in a global market, it will also depend on factors such as market practice, nationality, and existing employment agreements, to which extent the company will comply in individual cases with this best practice provision.

The employment contracts of the Executive Board members contain stipulations with respect to a change of control of the company. According to these stipulations, in case of a change of control, the Executive Board members will receive 100% of the number of conditional rights on shares awarded to them with respect to pending Long-Term Incentive Plans of which the performance period has not yet been ended. In addition, they will receive a cash compensation if their employment agreement would end following a change of control.

Executive Board remuneration 2008 and 2009

Fixed and variable compensation and other considerations for members of the Executive Board in 2008 are detailed in → note 28 of the Consolidated Financial Statements.

In 2008, the base salary of all members of the Executive Board increased by 3%. For 2009, the Supervisory Board has decided not to increase the base salaries of the members of the Executive Board.

The Wolters Kluwer STIP grants Executive Board members a cash bonus if specific objectives and quantitative business targets are met. STIP targets are based on financial criteria determined to create value, such as revenue performance and free cash flow. Payment of the STIP bonuses only takes place after verification by the external auditor of the Financial Statements of the company, including the performance indicators on which the STIP targets are based.

The STIP bonus for performance in 2008 (pay-out in 2009) for the members of the Executive Board was based on the achievement of targets with respect to free cash flow (33.3%), revenue performance (33.3%), and ordinary net income (33.3%). Consistent with the changes to the remuneration policy that were approved at the 2007 Annual General Meeting of Shareholders, the pay-out percentages that could be earned depending on the performance were determined for each of the Executive Board members through individual benchmarking. The achieved percentages, earned in 2008 and payable in March 2009, will be 116.6% for Ms. McKinstry, 86.6% for Mr. Beerkens, and 66.6% for Mr. Lynch.

Since these bonuses are related to 2008 performance, the amounts are included in the total remuneration for 2008 as shown in ➔ note 28 of the Consolidated Financial Statements.

For 2009, the Supervisory Board has approved the same pay-out targets for Executive Board members as in 2008: 125% of the base salary for Ms. McKinstry, 95% of the base salary for Mr. Beerkens, and 75% of the base salary for Mr. Lynch. The maximum achievable pay-outs will be 175% (Ms. McKinstry), 145% (Mr. Beerkens), and 125% (Mr. Lynch). These amounts would only be payable if the actual performance exceeds 110% of target. There is no pay-out for results below 90% of target. Performance for STIP in 2009 will be based on the same objective measures as last year: free cash flow (33.3%), revenue performance (33.3%), and ordinary net income (33.3%).

Long-Term Incentive Plan

The Long-Term Incentive Plan (LTIP) aligns the organization and its management with the strategic goals of the company, thus rewarding the creation of shareholder value. The plan uses performance shares and at the beginning of a three-year period a conditional award of shares is established. The total number of shares that the Executive Board members will actually receive at the end of the three-year performance period depends on the achievement of predetermined performance conditions.

Rewards are based on Wolters Kluwer's Total Shareholder Return (TSR) in relation to a group of peer companies (TSR ranking). TSR is calculated as the share price appreciation over a three-year period including dividend reinvestment. By using a three-year performance period, based on TSR, there is a clear relation between remuneration and long-term value creation.

At the beginning of 2008, the peer group consisted of the following companies: Arnoldo Mondadori, Axel Springer, Dun & Bradstreet, Emap, Grupo PRISA, John Wiley & Sons, Lagardère, McGraw-Hill, Pearson, Reed Elsevier, Reuters, T&F Informa, Thomson, United Business Media, and McClatchy. Reuters and Emap were de-listed in 2008 and have been replaced by Trinity Mirror and Daily Mail & General, respectively. These companies had been previously identified by the Supervisory Board as potential replacements, which was disclosed in the 2007 Annual Report. This peer group is consistent with the peer group at the launch of the plan in 2004, with the exception of replacements of companies of which the shares are no longer publicly traded. At the time of introduction of the plan the peer group consisted entirely of media companies from the Morgan Stanley Capital Index (MSCI), the index most widely used by media analysts, and at present still the majority of the peer group companies is included in that index. The Supervisory Board has established a secondary tier of peer group companies that can be used to substitute for any of the current peer group companies should they de-list during the term of the performance period. These companies include Aegis Group, Gannet Co, Idearc, and Yell Group. In case of delisting of a peer group company due to a takeover, the Supervisory Board can resolve to replace that peer group company either by the acquiring company, or by one of the secondary tier companies.

The Executive Board can earn 0–150% of the number of conditionally awarded shares at the end of the three-year period depending on Wolters Kluwer's TSR performance compared to the peer group. The company's external auditor or an independent expert, appointed by the Supervisory Board, will verify the TSR ranking.

For the performance periods 2005–07 and 2006–08, the plan pays out 100% of the number of conditionally awarded shares if Wolters Kluwer reaches a position in the second quartile (fifth to eighth position) of the TSR ranking, 150% for first or second position, 125% for third or fourth position, 75% for ninth or tenth position, 50% for eleventh or twelfth position, and 0% for thirteenth to sixteenth position. Wolters Kluwer reached the third position in the TSR ranking with respect to the three-year performance period 2005–07. As a result, in 2008, the participants received 125% of the number of conditional rights on shares that were awarded in 2005. The number of shares released to each of the Executive Board members in 2008 can be found in ➔ note 28 of the Consolidated Financial Statements.

For the three-year performance period 2006–08, Wolters Kluwer has again reached the third position in the TSR ranking. As a result, in 2009, participants will receive 125% of the number of conditional rights on shares that were awarded in 2006. The number of shares to be released to each of the Executive Board members in 2009 can be found in ➔ note 28 of the Consolidated Financial Statements.

The conditional share awards for the Executive Board are determined by the comparable market information from European and U.S. companies. The actual number of conditional rights on shares awarded over the performance periods 2007–09 and 2008–10 can be found in ➔ note 28 of the Consolidated Financial Statements.

As approved in the 2007 Annual General Meeting of Shareholders, for the 2007–09 LTIP, as well as for subsequent plans, there will be no pay-out for the Executive Board below eighth position, 150% for first or second position, 125% for third or fourth position, 100% for fifth or sixth position, and 75% pay-out for seventh or eighth position. This change is in line with best practice recommendations for the governance of long-term incentive plans.

As explained above, shares are conditionally awarded at the beginning of a three-year performance period. The 2007 Annual General Meeting of Shareholders also approved the proposal to determine awards of conditional rights on shares for the Executive Board on a fixed percentage of base salary determined by individual benchmarking. For the 2009–11 performance period, these amounts are, similar to last year, determined to be 285% (Ms. McKinstry), 175% (Mr. Beerkens), and 170% (Mr. Lynch). These amounts are determined through an annual benchmarking process. The number of shares that is conditionally awarded at the start of the performance period is computed by dividing the amount, as calculated above, by the fair value of a conditionally awarded share at the start of the performance period. The actual amount granted can vary from year to year, depending upon benchmark salary reviews.

Senior management remuneration

Senior management remuneration consists of a base salary, STIP, and LTIP. The senior management STIP is based on the achievement of specific objective targets that are linked to creating value for shareholders, such as revenue performance and cash flow. The LTIP targets of senior management are the same as those of Executive Board members, but with incentive zones that provide more opportunity than is provided to the Executive Board.

Amsterdam, February 24, 2009

Selection and Remuneration Committee
L.P. Forman, Chairman
A. Baan
P.N. Wakkie

2008 Financial Statements



2008 Financial Statements

Consolidated Income Statement

in millions of euros, unless otherwise stated

		2008		2007
Revenues note 3		**3,374**		**3,413**
Cost of sales		1,202		1,236
• **Gross profit**		**2,172**		**2,177**
Sales costs		638		632
General and administrative costs:				
General and administrative operating expenses	907		878	
Amortization of publishing rights and impairments note 7	124		121	
• Total general and administrative costs		1,031		999
• Total operating expenses		1,669		1,631
• **Operating profit**		**503**		**546**
Income from investments note 14		–		0
Finance income note 8		15		6
Finance costs note 8		(134)		(108)
Results on disposals note 4		3		(17)
Results from associates note 13		(1)		3
• **Profit before tax**		**386**		**430**
Income tax expense note 9		(71)		(100)
• **Profit for the year from continuing operations**		**315**		**330**
Profit from discontinued operations, after tax note 5		–		588
• **Profit for the year**		**315**		**918**
Attributable to:				
Equity holders of the Company		313		917
Minority interests note 10		2		1
• **Profit for the year**		**315**		**918**
EARNINGS PER SHARE (EPS) (€)				
Basic EPS from continuing operations (€) note 2		1.10		1.10
Basic EPS from discontinued operations (€)		–		1.95
Basic EPS (€)		1.10		3.05
Diluted EPS from continuing operations (€) note 2		1.09		1.08
Diluted EPS from discontinued operations (€)		–		1.93
Diluted EPS (€)		1.09		3.01

Consolidated Balance Sheet

in millions of euros, at December 31

		2008		2007
NON-CURRENT ASSETS				
Intangible assets note 11	4,600		3,770	
Property, plant, and equipment note 12	146		140	
Investments in associates note 13	18		15	
Financial assets note 14	71		28	
Deferred tax assets note 15	38		42	
• Total non-current assets		4,873		3,995
CURRENT ASSETS				
Inventories note 16	86		78	
Trade and other receivables note 17	1,029		1,021	
Income tax receivable note 15	55		30	
Cash and cash equivalents note 18	345		152	
• Total current assets	1,515		1,281	
CURRENT LIABILITIES				
Deferred income	1,046		984	
Trade and other payables	356		371	
Income tax payable note 15	21		32	
Short-term provisions note 23	27		16	
Borrowings and bank overdrafts note 20	683		968	
Other current liabilities note 19	481		431	
• Total current liabilities	2,614		2,802	
• Working capital		(1,099)		(1,521)
• **Capital employed**		**3,774**		**2,474**

		2008		2007
NON-CURRENT LIABILITIES				
Long-term debt:				
Bonds	1,478		693	
Private placement	157		–	
Perpetual cumulative subordinated bonds	225		225	
Other	54		68	
• Total long-term debt [note 20]		1,914		986
Deferred tax liabilities [note 15]		271		164
Employee benefits [note 22]		134		103
Provisions [note 23]		8		7
• Total non-current liabilities		2,327		1,260
EQUITY				
Issued share capital	34		37	
Share premium reserve	90		90	
Legal reserves	8		7	
Other reserves	1,282		1,044	
• Equity attributable to the equity holders of the Company		1,414		1,178
Minority interests [note 10]		33		36
• Total equity [note 24]		1,447		1,214
• **Total financing**		**3,774**		**2,474**

Consolidated Cash Flow Statement

in millions of euros

		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Operating profit	503		546	
Amortization and depreciation	202		201	
Springboard/acquisition integration costs note 2	51		–	
Autonomous movements in working capital	(19)		(18)	
• Cash flow from operations	737		729	
Paid financing costs	(94)		(108)	
Paid corporate income tax note 15	(91)		(106)	
Appropriation of restructuring provisions note 23	(36)		(17)	
Share-based payments note 25	17		17	
Other	(12)		(3)	
• **Net cash from operating activities**		**521**		**512**
CASH FLOWS FROM INVESTING ACTIVITIES				
Net capital expenditure	(140)		(125)	
Acquisition spending note 4	(667)		(198)	
Receipts from disposal of activities note 4	2		87	
Dividends received	1		18	
Cash from derivatives	2		4	
• **Net cash used in investing activities**		**(802)**		**(214)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Exercise share options	0		4	
Redemption loans	(298)		(239)	
New loans	911		37	
Movements in bank overdrafts	(7)		9	
Dividend payments note 24	(125)		(111)	
Repurchased shares note 24	–		(645)	
• **Net cash from/(used for) financing activities**		**481**		**(945)**
• **Net cash from/(used for) continuing operations**		**200**		**(647)**
NET CASH FROM DISCONTINUED OPERATIONS note 5		**–**		**665**
• **Net cash from/(used for) continuing and discontinued operations**		**200**		**18**
Cash and cash equivalents at January 1	152		138	
Exchange differences on cash and cash equivalents	(7)		(4)	
		145		134
• **Cash and cash equivalents at December 31** note 18		**345**		**152**

Consolidated Statement of Recognized Income and Expense

in millions of euros

		2008		2007
• **Profit for the year**		**315**		**918**
Exchange differences on translation of foreign operations	52		(190)	
Exchange gain/(loss) from recycling exchange differences from equity to income statement	(1)		(3)	
Gain/(loss) on cash flow hedges	0		(4)	
Actuarial gains/(losses) on defined benefit plans note 22	(38)		5	
Tax on items taken directly to or transferred from equity note 15	13		(5)	
• Net income/(loss) recognized directly in equity		26		(197)
• **Total recognized income and expense for the year**		**341**		**721**
Attributable to:				
Equity holders of the Company	344		720	
Minority interests	(3)		1	
• **Total**		**341**		**721**

Notes to the Consolidated Financial Statements*

Significant Accounting Policies note 1

General

Reporting entity

Wolters Kluwer nv ('the Company') with its subsidiaries (together 'the Group') is a leading global information services and publishing company. The Group's core markets are spread across the health, corporate services, financial services, tax, accounting, law, and regulation sectors. The Group maintains operations across Europe, North America, Asia Pacific, and Latin America. The Company is headquartered in Amsterdam, the Netherlands. The Company's ordinary shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. These financial statements were authorized for issue by the Executive Board and Supervisory Board on February 24, 2009.

The consolidated financial statements of the Company at and for the year ended December 31, 2008, comprise the Group and the Group's interest in associates and jointly controlled entities. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied by the Group entities to the financial information relating to 2008 and 2007, as presented in these consolidated financial statements.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations including International Accounting Standards (IAS) prevailing per December 31, 2008, as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. If non-IFRS compliant terminology is used in these financial statements, reference is made to → Glossary.

The first time application of the amendments and interpretations that became effective for the year ended December 31, 2008 as listed below did not result in substantial changes to the Group's accounting policies:

- IFRIC 12 Service Concession Arrangements (effective January 1, 2008);
- IFRIC 13 Customer Loyalty Programmes (effective January 1, 2009, for the Company);
- IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective January 1, 2008).

Basis of Preparation

The consolidated financial statements are presented in millions of euros. They have been prepared under the historical cost convention except for financial assets and financial liabilities (including derivative financial instruments) that are recognized at their fair value. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expense. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial

* Unless otherwise indicated, the figures in these financial statements are in millions of euros.

statements and estimates with a significant risk of material adjustment in the next year are discussed in → note 29 of the Consolidated Financial Statements.

Business combinations

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Initially the fair values are determined provisionally and will be subject to change based on the outcome of the purchase price allocation, which takes place within 12 months of the acquisition date. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events (earn-outs or deferred acquisition payments), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

Discontinued operations

IFRS 5 (Non-current assets held for sale and discontinued operations) defines a component of an entity as a part of the entity that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company has determined that a component is usually one level below the division level. A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and represents a major line of business or geography. Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Any gain or loss from disposal of discontinued operations, together with the results of these operations until the date of disposal, is reported separately as discontinued operations. The financial information of discontinued operations is excluded from the respective captions in the consolidated income and cash flow statements and the related notes and is reported separately.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.

Comparatives

Where necessary, certain reclassifications have been made to the prior year financial statements (or comparatives) to conform to the current year presentation.

Basis of Consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Associates

Associates are all entities over which the Group has significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. Associates are recognized from the date on which the Group has significant influence and recognition ceases from the date the Group has no significant influence over an associate.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Joint ventures
Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. Joint ventures are recognized using proportionate consolidation from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation
Intragroup balances, transactions, income and expenses, and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associates and joint ventures.

Foreign currency

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in euros, which is the Group's presentation currency.

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Non-monetary assets and liabilities in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency at foreign exchange rates prevailing at the dates the fair value was determined.

Financial statements of Group companies
The assets and liabilities of Group companies, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates prevailing at the balance sheet date. Income and expenses of Group companies are translated to euro at exchange rates at the dates of the transactions. All resulting exchange differences are recognized in the currency translation reserve as a separate component of equity.

When a foreign Group company is disposed of, exchange differences that were recorded in equity prior to the sale are recycled through the income statement as part of the gain or loss on disposal.

Net investment in foreign operations
Net investment in foreign operations includes equity financing and long-term inter-company loans for which settlement is neither planned nor likely to occur in the foreseeable future. Exchange rate differences arising from the translation of the net investment in foreign operations, and of related hedges, are taken to the currency translation reserve in shareholders' equity.

When a foreign operation is disposed of, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on disposal.

Main currency exchange *rates to the euro*	**2008**	2007
U.S. dollar (at December 31)	1.39	1.47
U.S. dollar (average)	1.47	1.37
G.B. pound (at December 31)	0.95	0.73
G.B. pound (average)	0.80	0.68

Principles for the Determination of Results

Revenue recognition
Revenues represent the revenues billed to third parties net of value-added tax and discounts. Shipping and handling fees billed to customers are included in revenues. Subscription income received or receivable in advance of the delivery of services or publications is included in deferred income. If the Group acts as an agent, whereby the Group sells goods or services on behalf of a principal, the Group recognizes as revenues the amount of the commission.

Goods
Revenue from the sale of goods is recognized upon shipment and transfer of the significant risks and rewards of ownership to the customer, provided that the ultimate collectability and final acceptance by the customer is reasonably assured. Revenue from the sale of goods is recognized net of estimated returns for which the Group has recognized a liability based on previous experience and other relevant factors.

If returns on a product category exceed a threshold it is assumed that the transfer of the ownership of the product has only occurred upon receipt of the payment from the customer.

Services

Revenue from the sale of services is recognized on a straight-line basis over the specified period, unless there is evidence that some other method better represents the stage of completion of the service at the balance sheet date.

Combination of goods and services

Revenues of products that consist of a combination of goods and services are recognized based on the fair value and the recognition policy of the individual components.

Cost of sales

Cost of sales comprises the directly attributable costs of goods and services sold and delivered. These costs include items such as the costs of raw materials, subcontracted work, other external expenses, and salaries, wages, and social charges for personnel to the extent that these costs are directly related to the goods and services sold and delivered. Royalties owed to professional societies relating to contract publishing are included in cost of sales.

General and administrative operating expense

General and administrative operating expense includes costs which are neither directly attributable to cost of sales nor to sales and marketing activities. This includes costs such as product development, ICT, and general overhead.

Share-based payments

The Group's Long-Term Incentive Plan qualifies as an equity-settled share-based payments transaction. The fair value of shares awarded is recognized as an expense with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the employees become unconditionally entitled to the shares. The fair value of the shares is measured using a Monte Carlo simulation model, taking into account the terms and conditions upon which the shares were awarded. The amount recognized as an expense is adjusted to reflect the actual forfeitures due to participants' resignation before the vesting date.

Finance income and costs

Finance income and costs comprise interest payable on borrowing and interest receivable calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in profit or loss.

Principles of Valuation and Presentation of Assets and Liabilities

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate, or joint venture at the date of acquisition. Goodwill recognized for acquisitions represents the consideration made by the Group in anticipation of the future economic benefits from assets that are not capable of being individually identified and separately recognized. These future economic benefits relate to, for example, opportunities with regard to cross-selling or cost efficiencies, such as sharing of infrastructure.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is carried at cost less any accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity that is sold.

Goodwill acquired in a business combination is not amortized. Instead, the goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Publishing rights and other intangible assets

The Group recognizes intangible assets acquired through business combinations (publishing rights) as well as other intangible assets. Publishing rights acquired through business combinations consist of:

- Customer relationships: subscriber accounts, other customer relationships;
- Technology: databases, software, product technology;
- Trademarks and titles: trademarks, imprints, product titles, copyrights;
- Favorable purchase agreements; and
- Other: license agreements, non-compete covenants.

Favorable purchase agreements are those purchasing agreements of the acquiree that are priced at a level that is considered below fair value at the time of the acquisition. The amortization expenses therefore represent the difference between costs at fair value and the costs per the contract.

The fair value of the intangible assets is computed at the time of the acquisition applying one of the following methods:

- Relief from royalty approach: This approach assumes that if the publishing right was not owned, it would be acquired through a royalty agreement. The value of actually owning the asset equals the benefits from not having to pay royalty fees;
- Multi-period excess earnings method: Under this approach, cash flows associated with the specific publishing right are determined. Contributory charges of other assets that are being used to generate the cash flows are deducted from these cash flows. The net cash flows are discounted to arrive at the value of the asset; or
- Cost method: The cost method reflects the accumulated costs that would currently be required to replace the asset.

Publishing rights are stated at cost less accumulated amortization and any impairment losses and are amortized over their estimated useful economic life, generally applying the straight-line method. The useful life of the publishing rights is deemed finite, reflecting management's assessment of the life of the assets, usually supported by outside valuation experts, and taking into account the impact of technological change and changes in the marketplace. If and to the extent that publishing rights are considered to be impaired in value, this is immediately charged to the income statement as impairment.

Other intangible assets mainly relate to computer software that is valued at cost less accumulated amortization and any impairment losses. Capitalized software is amortized using the straight-line method over the economic life of the software. If and to the extent that other intangible assets are considered to be impaired in value, this is immediately charged to the income statement as impairment.

No intangible asset arising from research or the research phase of an internal project is recognized. Expenditure on research or the research phase of an internal project is recognized as an expense when it is incurred. An intangible asset arising from development or the development phase of an internal project is recognized if, and only if, the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale and comply with the following other requirements: the intention to complete the development project; the ability to sell or use the product; demonstration of how the product will yield probable future economic benefits; the availability of adequate technical, financial, and other resources to complete the project; and, the ability to reliably measure the expenditure attributable to the project.

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

The estimated useful life for publishing rights is 5 to 20 years and for other intangible assets 3 to 10 years.

Property, plant, and equipment

Property, plant, and equipment, consisting of land and buildings, machinery and equipment, and other assets such as office equipment and vehicles, is valued at cost less accumulated depreciation and any impairment losses. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of each part of an item of property, plant, and equipment. Land is not depreciated.

The estimated useful life for buildings is 20 to 30 years, for machinery and equipment 5 to 10 years, and for other assets 3 to 10 years.

Impairment

The carrying amounts of the Group's non-current assets are reviewed at each reporting sheet date to determine whether there is any indication of impairment. If such indication exists, the asset's recoverable amount is estimated. Irrespective of whether there is any indication of impairment, the Group also (1) tests an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount; and (2) tests goodwill acquired in a business combination for impairment annually.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement immediately. The recoverable amount of an asset or its cash-generating unit is the higher of its fair value less costs to sell and its value in use.

An impairment loss for a cash-generating unit shall be allocated in the following order:

- First to reduce the carrying amount of any goodwill allocated to the cash-generating unit; and
- Then to the other assets of the cash-generating unit pro rata on the basis of the carrying amount of each asset in the cash-generating unit.

The Group assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Group shall estimate the recoverable amount of that asset and shall recognize this in the income statement immediately.

Leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the Group's benefit.

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Finance leases are initially recognized as assets and liabilities in the balance sheet at the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, a finance lease gives rise to depreciation expense for depreciable assets and any impairment losses, as well as finance expense for each accounting period. The depreciation policy for these depreciable leased assets is consistent with that for depreciable assets that are owned.

Financial assets

Financial assets include investments, receivables, and derivative financial instruments. Financial assets are recorded initially at fair value. Subsequent measurement depends on the designation of the financial assets.

Investments

All equity investments that are not subsidiaries, joint ventures, or associates are classified as investments. Investments available-for-sale are valued at their fair value. When the fair value cannot be reliably determined, the investment is carried at cost. A gain or loss arising from a change in the fair value of the investment available-for-sale shall be recognized directly in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. If the investments are valued at cost, income from investments is based on the dividend received from the investments.

Receivables

Loans to third parties are measured at amortized cost. Subsidies are recognized at fair value.

Derivative financial instruments

Derivative financial instruments are recognized at fair value in the balance sheet as a financial asset if the remaining maturity is more than 12 months after the balance sheet date. The accounting policy for changes in fair value is set out in → Derivative financial instruments and hedging activities.

Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge); (2) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or (3) hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The ineffective part is recognized immediately in the income statement. If a hedging relationship is terminated and the derivative financial instrument is not sold, future changes in its fair value are recognized in the income statement.

The fair value of derivative financial instruments is classified as a non-current asset or liability if the remaining maturity of the derivative financial instrument is more than 12 months and as a current asset or liability if the remaining maturity of the derivative financial instrument is less than 12 months after the balance sheet date.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset, liability, or unrecognized firm commitment that are attributable to the hedged risk. The gain or loss relating to the ineffective part of the hedging instrument is recognized in the income statement within finance income or costs. Changes in the fair value of the risk being hedged of the hedged item are also recognized in the income statement within finance income or costs. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the original hedge period.

Cash flow hedge

The effective part of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective part is recognized immediately in the income statement within finance income or costs. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective part of derivate financial instruments is recognized in the income statement within the line where the result from the hedged transaction is recognized.

When a hedging instrument matures or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the hedged trans action is ultimately recognized in the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Fair value changes of derivative financial instruments that are used to hedge the net investment in foreign operations, which are determined to be an effective hedge, are recognized directly in shareholders' equity in the translation reserve. The ineffective part is recognized immediately in the income statement within finance income or costs. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivatives that do not qualify for hedge accounting

Certain derivatives do not qualify for hedge accounting. Changes in the fair value of any derivative financial instruments that do not qualify for hedge accounting are recognized immediately in the income statement within finance income or costs.

Inventories

Inventories are valued at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in-first-out principle. The cost price of internally produced goods comprises the manufacturing and publishing cost. Trade goods purchased from third parties are valued at the purchase price.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.

Trade and other receivables

Trade and other receivables are initially carried at their fair value and subsequently measured at cost less any impairment.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts are shown within borrowings and bank overdrafts in current liabilities.

Deferred income

Deferred income represents the part of the amount invoiced to customers that has not yet met the criteria for revenue recognition and thus still has to be earned as revenues by means of the delivery of goods and services in the future. Deferred income is recognized at its nominal value.

Trade and other payables

Trade and other payables are stated at cost.

Interest-bearing debt

Financial liabilities, such as bond loans and other loans from credit institutions, are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition interest-bearing debt is stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis.

Taxation

Income tax on the result for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized outside profit or loss, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and any adjustment to tax payable in respect of previous years.

The Group recognizes deferred tax liabilities for all taxable temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base, except to the extent that the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction, which is not a business combination and at the time of the transaction affects neither accounting profit nor taxable profit.

A deferred tax asset is recognized for a temporary difference and for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which these can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect of changes in tax rates on the deferred taxation is taken to the income statement if and to the extent that this provision was originally formed as a charge to the income statement.

Shareholders' equity

When share capital recognized as equity is repurchased (treasury shares), the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Dividends are recognized as a liability upon being declared.

Minority interests

Minority interests are the portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Group.

Employee benefits

The Group has arranged pension schemes in various countries for most of its employees in accordance with the legal requirements, customs, and the local situation of the countries involved. These pension schemes are partly managed by the Group itself and partly entrusted to external entities, such as industry pension funds, company pension funds, and insurance companies. In addition, the Group also provides certain employees with other benefits upon retirement. These benefits include contributions towards medical health plans in the United States, where the employer refunds part of the insurance premium for retirees, or, in the case of uninsured schemes, bears the medical expenses while deducting the participants' contributions.

Defined contribution plans

The pension contribution of defined contribution plans is recognized as an expense in the income statement as it is incurred.

Defined benefit plans

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted. The discount rate is the yield rate at the balance sheet date on high-quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past-service costs are recognized immediately in income unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past-service costs are amortized on a straight-line basis over the vesting period. Actuarial gains and losses that arise in calculating the Group's obligation in respect of a defined benefit plan are recognized outside profit or loss immediately in the period in which they occur in equity.

Gains or losses on curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. The gain or loss comprises any resulting change in the present value of the defined benefit obligations and in the fair value of the plan assets, and any past service cost that had not previously been recognized. A curtailment occurs when the Group is demonstrably committed to make a material reduction in the number of employees covered by a plan either as a result of a disposal or restructuring or when the Group amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Long-term service benefits

The Group's net obligation in respect of long-term service benefits, such as jubilee benefits, is the amount of future benefits that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted.

Provisions

A provision is recognized when (1) the Group has a present legal or constructive obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) the amount of the obligation can be reliably estimated.

Restructuring

The provision for restructuring relates to provisions for integration of activities, including acquisitions, and other substantial changes of the organizational structure and onerous contracts. A provision for restructuring is recognized only when the aforementioned general recognition criteria are met. A constructive obligation to restructure arises only when the Group has a detailed formal plan for the restructuring and has raised a valid expectation to those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

The short-term commitments relating to expected spending due within one year are presented under current liabilities.

Principles Underlying the Cash Flow Statement

Cash flows from operating activities

Cash flows from operating activities are calculated by the indirect method, by adjusting the consolidated operating income for exceptional items and expenses that are not cash flows (such as amortization and depreciation), and for autonomous movements in consolidated working capital (excluding impact from acquisitions and foreign currency differences). Cash payments to employees and suppliers are all recognized as cash flow from operating activities. Operating cash flows also include the costs of financing of operating activities, income taxes paid on all activities, and spending on restructuring and acquisition integration provisions.

Cash flows from investing activities

Cash flows from investing activities are those arising from net capital expenditure, from the acquisition and sale of subsidiaries and business activities. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.

Cash receipts and payments from derivative financial instruments are classified in the same manner as the cash flows of the hedged items. The Group has primarily used derivatives for the purpose of hedging its net investments in the United States. As a result, cash receipts from derivatives are classified under cash flows from investing activities.

Cash flows from financing activities

The cash flows from financing activities comprise the cash receipts and payments from issued and repurchased shares, dividend, and debt instruments. Cash flows from short-term financing are also included. Movements in share capital due to stock dividend are not classified as cash flows.

New Standards and Interpretations not yet Adopted

A number of new standards, amendments to standards, and interpretations are not yet effective for the year ended December 31, 2008, because these are not yet EU endorsed, and have not been early adopted in preparing these consolidated financial statements:

- IFRS 8 Operating segments (effective January 1, 2009 – EU endorsed);
- Revised IAS 23 Borrowing costs (effective January 1, 2009);
- Revised IAS 1 Presentation of Financial Statements (effective January 1, 2009);
- IFRS 3 Business Combinations (Revised) (effective July 1, 2009);
- IAS 27 (Revised) Consolidated and Separate Financial Statements (effective January 1, 2009);
- IFRS 2 (Amendment) Share-based payments (effective January 1, 2009); and
- Amendments to IAS 32 financial instruments: presentation and IAS 1 Presentation of Financial Statements – Puttable financial instruments and obligations arising on liquidation (effective January 1, 2009).

These new standards and interpretations will become mandatory for the Group's 2009 or 2010 financial statements, if the standards are EU endorsed. The Group has not opted for earlier application.

Except for Revised IFRS 3, the impact on the Group's equity and result is not expected to be material.

The following key changes within IFRS 3 Business Combination (R) (not yet endorsed by the EU and applicable as of January 1, 2010 for the Company) could have a significant impact:

- Contingent purchase consideration initially measured at fair value, whereby any re-measurement is recognized in the income statement; and
- Acquisition-related costs are to be expensed.

Benchmark Figures note 2

All figures from continuing operations

Benchmark figures	2008	2007	Change in actual currencies (%)	Change in constant currencies (%)
Revenues	3,374	3,413	(1)	3
Ordinary EBITA	678	667	2	5
Ordinary EBITA margin (%)	20.1	19.5		
Ordinary net income	423	421	0	4
Free cash flow	395	405	(2)	3
Cash conversion ratio (CAR)	0.88	0.91		
Return on invested capital (ROIC) (%) [1]	8.3	8.5		
Net debt	2,254	1,793		
Net debt to EBITDA (ratio)	3.2	2.4		
Net interest coverage (ratio)	5.7	6.5		
Diluted ordinary EPS (€)	1.47	1.38	6	
Diluted ordinary EPS in constant currencies (€)	1.52	1.38		10
Diluted free cash flow per share (€)	1.37	1.33	3	9

1 As of 2008, the ROIC calculation has been amended for non-cash deferred tax liabilities on non-tax deductible publishing rights and divested companies. The 2007 comparative number has been restated accordingly.

Reconciliation of Benchmark Figures

Reconciliation between operating profit, EBITA, and ordinary EBITA	2008	2007
Operating profit	503	546
Amortization of publishing rights and impairments	124	121
• **EBITA**	**627**	**667**
Springboard/acquisition integration costs	51	–
• **Ordinary EBITA**	**678**	**667**

Return on invested capital (ROIC)	2008	2007
Ordinary EBITA	678	667
Allocated tax	(163)	(171)
• **Net operating profit after allocated tax (NOPAT)**	**515**	**496**
Average invested capital	6,199	5,851
ROIC (NOPAT/average invested capital) (%)	8.3	8.5

Reconciliation between profit for the year and ordinary net income	2008	2007
Profit for the year attributable to the equity holders of the Company (A)	313	329
Amortization of publishing rights and impairments	124	121
Tax on amortization and impairments	(50)	(46)
Results on disposals (after taxation)	2	17
Springboard/acquisition integration costs (after taxation)	34	-
• **Ordinary net income (B)**	**423**	**421**

Reconciliation between cash flow from operating activities and free cash flow	2008	2007
Net cash from operating activities	521	512
Net capital expenditure	(140)	(125)
Dividends received	1	18
Appropriation of Springboard provisions (after taxation)	13	-
• **Free cash flow (C)**	**395**	**405**

Reconciliation between number of shares and weighted average number of shares *in millions of shares*	2008	2007
Issued ordinary shares at January 1	281.1	306.0
Effect of stock dividend	2.0	2.0
Effect of issued shares	1.5	1.3
Repurchased shares	-	(8.8)
• **Weighted average number of shares (D)**	**284.6**	**300.5**

Reconciliation between weighted average number of shares and diluted weighted average number of shares *in millions of shares*	2008	2007
Weighted average number of shares (D)	284.6	300.5
Long-term incentive plan	3.5	3.8
Share options	0.2	0.4
• **Diluted weighted average number of shares (E)**	**288.3**	**304.7**

Per share information	2008	2007
Ordinary EPS (B/D) (€)	1.49	1.40
Diluted ordinary EPS (minimum of ordinary EPS and [B/E]) (€)	1.47	1.38
Diluted ordinary EPS in constant currencies (€)	1.52	1.38
Basic EPS (A/D) (€)	1.10	1.10
Diluted EPS (minimum of basic EPS and [A/E]) (€)	1.09	1.08
Free cash flow per share (C/D) (€)	1.39	1.35
Diluted free cash flow per share (minimum of free cash flow per share and [C/E]) (€)	1.37	1.33

Springboard / acquisition integration costs	2008	2007
Personnel related restructuring costs	16	-
Onerous contracts	10	-
Asset write-offs	7	-
Other exceptional costs	12	-
• Subtotal Springboard costs	45	-
Acquisition integration costs	6	-
• **Total**	**51**	-

Exceptional restructuring expense

Exceptional restructuring expenses are defined as expenses arising from circumstances or transactions that, given their size or nature, are clearly distinct from the ordinary activities of the Group. These expenses are excluded from the benchmark figures.

Springboard

On November 5, 2008, Wolters Kluwer announced to accelerate its Springboard restructuring initiative. This initiative is driving the next wave of operational excellence at Wolters Kluwer by simplifying and standardizing the core systems and processes used to develop, sell, and support products and services globally. Springboard expenses include costs related to IT system migration and implementation, outsourcing migration costs, costs related to reengineering the content creation process, and also include severance and property consolidation costs.

Acquisition integration costs

Exceptional restructuring expenses also include non-recurring costs of acquisitions.

Segment Reporting note 3

Segment reporting by division	Health		CFS	
	2008	2007	**2008**	2007
Revenues third parties	687	761	480	522
Cost of sales	347	380	118	133
• Gross profit	340	381	362	389
Sales costs	128	130	75	78
General and administrative costs:				
General and administrative operating expenses	149	139	158	167
Amortization of publishing rights and impairments	34	34	12	11
• **Total operating expenses**	**311**	**303**	**245**	**256**
Operating profit	29	78	117	133
Amortization of publishing rights and impairments	34	34	12	11
Springboard/acquisition integration costs	23	–	4	–
• **Ordinary EBITA**	**86**	**112**	**133**	**144**
Capital employed at December 31	1,206	876	629	615
Cash flow from operations	112	106	143	154
Depreciation and amortization other intangible assets	13	12	19	15
Capital expenditure	24	24	28	29
Ultimo number of FTEs	2,678	2,623	3,083	3,313

The Group provides segment information in two formats. The primary segment reporting format is by division, based on the Group's management and internal reporting structure. The Executive Board reviews the financial performance of its segments and the allocation of resources based on ordinary EBITA. Ordinary EBITA excludes exceptional restructuring expenses as these expenses are clearly distinct from the ordinary activities of the Group.

Internal deliveries between the divisions are conducted at arm's length basis with terms comparable to transactions with third parties. These revenues are limited and therefore not reported separately, but have been eliminated.

The secondary segment reporting format is geographical. Given the alignment of the divisions with the geographical segments (Health, CFS, and TAL are mainly based in North America, LTRE in Europe), the information of total book value of capital employed and capital expenditures has not been presented separately as it can largely be derived from the primary segment reporting by division. The Asia Pacific region, which forms a relatively small part of the Group's operations, is primarily included in the Tax, Accounting & Legal division.

TAL		LTRE		Corporate		Continuing operations		Discontinued operations	
2008	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
879	881	1,328	1,249			3,374	3,413		80
270	281	467	442			1,202	1,236		34
609	600	861	807	-	-	2,172	2,177	-	46
189	191	246	233	-	-	638	632		18
208	212	351	321	41	39	907	878		38
50	46	27	29	1	1	124	121		-
447	**449**	**624**	**583**	**42**	**40**	**1,669**	**1,631**	-	**56**
162	151	237	224	(42)	(40)	503	546		(10)
50	46	27	29	1	1	124	121		-
11	-	10	-	3	-	51	-		-
223	**197**	**274**	**253**	**(38)**	**(39)**	**678**	**667**	-	**(10)**
1,176	1,017	1,160	826	(397)	(860)	3,774	2,474	-	-
244	205	274	281	(36)	(17)	737	729	-	-
18	24	28	28	0	1	78	80	-	-
47	30	42	44	0	0	141	127	-	-
5,823	5,412	7,588	7,183	99	89	19,271	18,620	-	-

Geographical Segments

Continuing operations

Revenues were generated in the following regions:	**2008**	2007
Europe	1,614	1,523
North America	1,616	1,762
Asia Pacific	123	118
Rest of the world	21	10
• **Total**	**3,374**	**3,413**

The 2007 revenues from discontinued operations of €80 million were generated in Europe.

Acquisitions and Disposals note 4

Acquisitions			2008	2007
	Carrying amount	Fair value adjustments	Recognized values	Recognized values
Non-current assets	23	394	417	68
Current assets	70		70	27
Current liabilities	(79)		(79)	(48)
Non-current liabilities	0		0	0
Provisions	(7)		(7)	0
Deferred tax	3	(100)	(97)	(8)
Minority interests	0		0	(34)
• **Net identifiable assets and liabilities**	**10**	**294**	**304**	**5**
Goodwill on acquisitions			409	175
• **Consideration**			**713**	**180**
The cash effect of the acquisitions is:				
Consideration payable			713	180
Cash acquired			(43)	(6)
Deferred payments			(3)	24
• **Acquisition spending**			**667**	**198**

Total acquisition spending in 2008 was €667 million (2007: €198 million), including payments for acquisitions made in previous years. This includes an amount of €12 million (2007: €5 million) relating to costs that are directly attributable to acquisitions, such as legal fees, broker's costs, and audit fees.

Since the acquisition date, these acquisitions have contributed €53 million to revenues, €16 million to ordinary EBITA, and €6 million to profit for the year. If all acquisitions had been executed on January 1, 2008, full-year 2008 revenues for the Group would have been €3,492 million, ordinary EBITA €717 million, and profit for the year €340 million.

The fair value of the acquirees' identifiable assets and liabilities of some acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation in 2009 which will be completed within 12 months from the acquisition date.

Main acquisitions completed

MYOB (London, U.K.)
On April 14, 2008, Wolters Kluwer announced the completion of the acquisition from MYOB Limited of the Accountants Division of MYOB UK and MYOB Ireland, software and services providers to accountancy practices. The units become part of the TAL division and have annual revenues of approximately £12.5 million (€16 million) and 130 employees.

Addison Software (Ludwigsburg, Germany)
On October 3, 2008, Wolters Kluwer announced the acquisition of Addison Software and Service GmbH. Addison Software is a leading provider of software solutions for tax advisors for the German tax market. Addison Software becomes part of the LTRE division and has annual revenues of approximately €48 million and approximately 350 employees.

UpToDate (Waltham, MA, USA)
On October 22, 2008, Wolters Kluwer announced the acquisition of UpToDate, the leading evidence-based electronic clinical information resource. UpToDate becomes part of the Health division and has annual revenues of approximately $80 million (€54 million) and has approximately 250 employees.

IntelliTax (Kennesaw, GA, USA)
On October 24, 2008, Wolters Kluwer announced the acquisition of IntelliTax®, a software company which offers tax compliance software to small professional firms. IntelliTax® becomes part of the TAL division.

The total purchase price for these acquisitions was €633 million, the preliminary goodwill amounts to €406 million and identified intangible assets to €361 million.

Disposals	**2008**	2007
Non-current assets	–	97
Current assets	0	10
Current liabilities	0	(2)
Recycling exchange differences from equity to income statement	(1)	–
• Net identifiable assets and liabilities	(1)	105
Book (loss)/profit on disposals	3	(17)
• Consideration	2	88
The cash effect of the disposals is:		
Consideration receivable	2	88
Cash disposed of	–	(2)
Cash from receivables	0	1
• **Receipts from disposal of activities**	**2**	**87**

In 2008, there were a number of small disposals across the divisions to optimize the portfolio.

Results on disposals in 2007 were impacted by the loss on the sale of a product line in Europe that did not fit strategically with the division's long-term objectives.

On March 6, 2007, Wolters Kluwer announced that it reached agreement with Sdu nv on the sale of its 25.9% participation in Sdu Uitgevers bv. The sale price for the transfer of ownership was €85 million, including €6 million of accrued dividend.

Discontinued Operations note 5

On June 15, 2007, Wolters Kluwer announced the completion of the sale of its Education division to Bridgepoint Capital Limited for a gross enterprise value of €774 million. A net gain of €595 million was recorded on the sale. Net cash proceeds of the transaction amounted to €665 million.

In accordance with IFRS 5 (Non-current assets held for sale and discontinued operations) the operations of the Education division and the aforementioned gain have been presented as discontinued operations.

The following table summarizes the results of the Education division included in the consolidated income statement as discontinued operations for the period January 1, 2007, through its divestment on June 15, 2007.

Discontinued operations	January 1, 2007 – June 15, 2007
Revenues	80
Expenses	(90)
• Results from operating activities	(10)
Income tax	3
• Results from operating activities, after tax	(7)
Gain on sale of discontinued operations	599
Income tax on gain on sale of discontinued operations	(4)
• **Profit for the period**	**588**

The sale of the shares of the Education division was mainly tax-exempt, due to the application of the participation exemption.

The following table summarizes the consideration, the book profit, and the cash proceeds on the sale of the Education division.

Discontinued operations	June 15, 2007
Non-current assets	105
Current assets	125
Current liabilities	(37)
Non-current liabilities	(14)
• Net identifiable assets and liabilities	179
Book profit on disposals	595
• Consideration	774
The cash effect of the disposal is:	
Consideration receivable	774
Cash and intercompany balances disposed of	(64)
Payments related to the sale	(45)
• **Net cash from discontinued operations**	**665**

The payments related to the sale consist of additional pension funding requirements, advisory and other costs, and taxation.

Personnel Expenses note 6

Personnel expenses	**2008**	2007
Salaries and wages	986	996
Social security charges	135	144
Costs of defined contribution plans	46	42
Costs of defined benefit plans	0	(10)
Share-based payments	17	17
• **Total**	**1,184**	**1,189**

For the costs of defined benefit plans in 2008 and 2007, see → note 22 Employee Benefits.

Amortization and Depreciation note 7 (see note 3 for detail by division)

Amortization and depreciation	**2008**	2007
Amortization of publishing rights	124	121
Impairments	–	–
• Total amortization of publishing rights and impairments	124	121
Amortization of other intangible assets	49	41
Depreciation of property, plant, and equipment	29	39
• **Total**	**202**	**201**

Financing Results note 8

Financing result	**2008**	2007
FINANCE INCOME		
Interest income on short-term bank deposits	9	6
Derivatives – foreign exchange contracts	5	–
Other finance income	1	–
• Total finance income	15	6
FINANCE COSTS		
Interest expense:		
Bank borrowings and overdrafts	(22)	(34)
Bonds	(94)	(69)
Items in hedge relationships:		
Interest rate swaps	(8)	(1)
Fair value hedging instrument (fair value hedge)	2	0
Fair value of hedged item (fair value hedge)	(2)	0
Fair value of cash flow hedges transferred from equity (cash flow hedge)	0	0
Ineffective portion of hedging	0	0
Fair value non-hedged instruments gains/(losses)	–	–
Derivatives – foreign exchange contracts	(2)	(2)
Amortization on debt instruments	(2)	(2)
Net foreign exchange gains/(losses) and other finance costs	(6)	0
• Total finance costs	(134)	(108)
• **Total financing results**	**(119)**	**(102)**

Net foreign exchange gains/(losses) include
foreign exchange results on certain intercompany balances.

Income Tax Expense note 9

Recognized in the income statement	2008	2007
Current tax expense	51	109
Deferred tax expense:		
Effect of changes in local tax rates	0	(7)
Origination and reversal of temporary differences	20	(2)
• **Taxation on income in income statement**	**71**	**100**

Reconciliation of the effective tax rate	%	2008	%	2007
Profit before tax		386		430
Normative income tax expense	26	100	29	125
Tax effect of:				
Financing activities	(9)	(35)	(8)	(36)
Tax exemption on results on disposals	0	0	2	8
Non-deductible costs and other items	1	6	0	3
• **Taxation on income in income statement**	**18**	**71**	**23**	**100**

The normative income tax expense has been computed as the weighted average rates of the jurisdictions where the Group operates.

The Company has applied the Dutch tax regulation for international intragroup financing activities (*Concern Financiering Activiteit, CFA regime*) as from 1999 and based on the European Commission decision of February 18, 2003, regarding a state aid investigation against the CFA regime. The Company is of the opinion that this regime can be applied until December 31, 2008. This treatment has been confirmed by the Dutch tax authorities.

Minority Interests note 10

The Group's shares in the most material consolidated subsidiaries that are not fully owned at December 31 were:

Ownership *in %*	**2008**	2007
Akadémiai (Budapest, Hungary)	74.0	74.0
AnNoText (Düren, Germany)	74.9	74.9
Wolters Kluwer Russia Publishing Holding bv (Amsterdam, Netherlands)	55.0	55.0

Minority interests of consolidated participations in the profit for the year of the Group in 2008 were €2 million (2007: €1 million).

Minority interests in the equity of consolidated participations, totaling €33 million (2007: €36 million), are based on third-party shareholding in the underlying shareholders' equity of the subsidiary.

Intangible Assets note 11

Intangible assets	Goodwill	Publishing rights	Other	**2008**	2007
POSITION AT JANUARY 1					
Purchase value	2,706	1,698	377	4,781	4,977
Amortization and impairments	–	(815)	(196)	(1,011)	(962)
Book value at January 1	2,706	883	181	3,770	4,015
MOVEMENTS					
Investments	–	–	106	106	103
Acquisitions through business combinations	409	394	2	805	235
Disposals	–	–	–	0	(27)
• Net expenditures	409	394	108	911	311
Amortization	–	(124)	(49)	(173)	(162)
Impairments note 2	–	–	(7)	(7)	–
Discontinued operations	–	–	–	0	(82)
Reclassifications	(65)	69	–	4	1
Exchange differences and other movements	69	15	11	95	(313)
• Total movements	413	354	63	830	(245)
POSITION AT DECEMBER 31					
Purchase value	3,119	2,207	460	5,786	4,781
Amortization and impairments	–	(970)	(216)	(1,186)	(1,011)
• **Book value at December 31**	**3,119**	**1,237**	**244**	**4,600**	**3,770**

Reclassifications include the deferred tax liability that relates to the final outcome of the purchase price allocation of 2007 acquisitions.

In 2008, the Group recognized €12 million (2007: €13 million) in its income statement for expenditures that are not components of the costs of internally generated intangible assets.

Impairment Testing Cash-generating Units

Carrying amounts of goodwill and publishing rights per division	Goodwill	Publishing rights	2008	2007
Health	968	286	1,254	901
CFS	504	166	670	671
TAL	849	447	1,296	1,163
LTRE	798	338	1,136	854
• **Total**	**3,119**	**1,237**	**4,356**	**3,589**

The Group reviews at each reporting date whether there is an indication that any of the cash-generating units that contain goodwill and publishing rights may be impaired. Furthermore, the Group carries out an annual impairment test by comparing the carrying amount of the cash-generating unit to which the goodwill and publishing rights belong, net of related deferred taxes, to the recoverable amount of the cash-generating unit. The recoverable amount is determined based on a calculation of the value in use and compared to multiples of recent transactions to estimate the net selling price. These calculations use cash flow projections based on actual operating results and the three-year Business Development Plan as approved by the Executive Board. Projections are extrapolated beyond this three-year period using an appropriate perpetual growth rate that is consistent with the long-term average market growth rate and that does not exceed 3–4.5%.

The estimated post-tax cash flows are discounted to their present value using a post-tax weighted average cost of capital (WACC). A post-tax WACC is used because this is readily available in the financial markets. Calculating the recoverable amount on a post-tax basis using a post-tax WACC should lead to the same results as pre-tax calculations. The post-tax WACC used is 8%.

The Group has decided not to apply different discount rates for different parts of the business, since its businesses serve fairly consistent markets (professional customers in developed countries), and their results are impacted in a similar and limited way by changes of the economic cycle and other significant long-term market risks.

The key assumptions used in the projections are:

- Revenue growth: based on actual experience, an analysis of market growth and the expected development of market share; and
- Margin development: based on actual experience and management's long-term projections.

The impairment tests carried out in 2008 showed that the recoverable amount for each cash-generating unit exceeded the carrying amount; hence no impairment of goodwill or publishing rights was recognized in 2008. The impairment tests also include an assessment, if a reasonably possible change in a key assumption would cause the carrying amount to exceed the recoverable amount and none were noted.

Property, Plant, and Equipment note 12

Property, plant, and equipment	Land and buildings	Machinery and equipment	Other fixed assets	**2008**	2007
POSITION AT JANUARY 1					
Purchase value	112	30	375	517	613
Depreciation	(46)	(23)	(308)	(377)	(427)
• Book value at January 1	66	7	67	140	186
MOVEMENTS					
Investments	10	1	24	35	24
Acquisitions through business combinations	–	1	6	7	1
Disposals	–	–	(1)	(1)	(2)
• Net expenditures	10	2	29	41	23
Depreciation	(3)	(2)	(24)	(29)	(39)
Discontinued operations	–	–	–	–	(23)
Exchange differences and other movements	(4)	0	(2)	(6)	(7)
• Total movements	3	0	3	6	(46)
POSITION AT DECEMBER 31					
Purchase value	117	30	365	512	517
Depreciation	(48)	(23)	(295)	(366)	(377)
• **Book value at December 31**	**69**	**7**	**70**	**146**	**140**

Investments in Associates note 13

Investments in associates	**2008**	2007
Position at January 1	15	18
Acquisitions	4	7
Dividends received	(1)	(12)
Results from associates	(1)	3
Other movements	1	(1)
• **Position at December 31**	**18**	**15**

On January 25, 2008, Wolters Kluwer Health Inc., a part of the Health division, acquired 3.4 million preferred stock of Logical Images, Inc., a company that develops visual health care tools.

A special dividend of €10 million was received in September 2007, as a result of the recapitalization of the Boekhandels Groep Nederland. €5 million was offset against the carrying value; €5 million was recognized in the income statement within results from associates.

On December 6, 2007, CT, a part of the CFS division, acquired 35% of the shares of One Legal LLC, a leading electronic court filing and document retrieval service company.

The most important investments in associates at December 31 are:

Ownership *in %*	**2008**	2007
Boekhandels Groep Nederland (Deventer, Netherlands)	32.6	32.6
Manz Iura, Manz Schulbuch (Vienna, Austria)	40.0	40.0
DataCert (Houston, Texas, USA)	43.3	43.3
eLawForum (Washington, District of Columbia, USA)	25.0	25.0
One Legal (Novato, California, USA)	35.0	35.0
Logical Images (Rochester, New York, USA)	24.5	-

Summary financial information in respect of investments in associates (at 100%) and the Group's weighted proportionate share:	Total associates		Group's share	
	2008	2007	**2008**	2007
Total assets	130	130	45	45
Total liabilities	106	107	39	39
Total equity	24	23	5	6
Revenues	231	231	79	79
Net profit/(loss) for the year	(2)	(5)	(1)	(2)

Financial Assets note 14

Financial assets	2008	2007
Investments	1	1
Receivables	31	25
Derivative financial instruments	39	2
• **Total**	**71**	**28**

The Company has issued a financial asset to a medical publishing company in Asia Pacific in 2008.

The U.S. Medicare Prescription Drug, Improvement, and Modernization Act introduced a tax-free federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The Group's subsidy has been actuarially determined at €12 million (2007: €12 million), which has been reflected as a non-current asset under receivables.

Deferred Tax Assets and Liabilities note 15

Deferred tax assets and liabilities	Assets	Liabilities	2008	2007
Intangible assets	6	(386)	(380)	(285)
Property, plant, and equipment	18	(45)	(27)	(4)
Employee benefits	45	(1)	44	33
Interest carry-forward	97	0	97	67
Tax value of loss carry-forwards recognized	42	0	42	40
Other items	86	(95)	(9)	27
• Tax assets/(liabilities)	294	(527)	(233)	(122)
Set off of tax	(256)	256	0	0
• **Net tax assets/(liabilities)**	**38**	**(271)**	**(233)**	**(122)**

The actual realization of the deferred tax assets depends on the generation of future taxable income during the periods in which the temporary differences become deductible. Based on projected future taxable income and available strategies, the Group considers the future realization of these deferred tax assets more likely than not.

Movement in temporary differences, 2008	Balance at January 1	Acquisitions/ disposals	Recognized in income	Recognized in equity	Exchange rate differences	Balance at December 31
Intangible assets	(285)	(104)	13		(4)	(380)
Property, plant, and equipment	(4)		(23)			(27)
Employee benefits	33		(2)	13		44
Interest carry-forward	67		29		1	97
Tax value of loss carry-forwards recognized	40		2			42
Other items	27	3	(39)			(9)
• **Total**	**(122)**	**(101)**	**(20)**	**13**	**(3)**	**(233)**

Movement in temporary differences, 2007	Balance at January 1	Acquisitions/ disposals and discontinued operations	Recognized in income	Recognized in equity	Exchange rate differences	Balance at December 31
Intangible assets	(322)	(1)	12		26	(285)
Property, plant, and equipment	(12)	1	6		1	(4)
Employee benefits	53		(12)	(5)	(3)	33
Interest carry-forward	81		(8)		(6)	67
Tax value of loss carry-forwards recognized	41	0	2		(3)	40
Other items	23	(2)	9		(3)	27
• **Total**	**(136)**	**(2)**	**9**	**(5)**	**12**	**(122)**

Deferred tax liabilities from acquisitions include €97 million with regard to acquisitions made in 2008 (2007: €8 million) and €4 million (2007: €1 million) that relates to the final outcome of the purchase price allocation of prior year acquisitions. Deferred tax liabilities related to discontinued operations amounted to €7 million, which offset the 2007 temporary differences on intangibles acquired.

Movements in overall tax position	2008	2007
POSITION AT JANUARY 1		
Income tax receivable	30	20
Income tax payable	(32)	(26)
Deferred tax assets	42	56
Deferred tax liabilities	(164)	(192)
• **Overall tax position**	**(124)**	**(142)**
MOVEMENTS		
Income tax expense	(71)	(100)
Deferred and current tax on acquisitions/disposals	(103)	5
Deferred tax on items recognized immediately in equity	13	(5)
Deferred and current tax on discontinued operations	–	1
Paid corporate income tax	91	106
Exchange differences and other movements	(5)	11
• **Total movements**	**(75)**	**18**
POSITION AT DECEMBER 31		
Income tax receivable	55	30
Income tax payable	(21)	(32)
Deferred tax assets	38	42
Deferred tax liabilities	(271)	(164)
• **Overall tax position**	**(199)**	**(124)**

Unrecognized deferred tax assets

The Group has not recognized deferred tax assets that relate to unused tax losses amounting to €23 million (2007: €20 million), because it is not probable that future taxable profit will be available against which the Group can utilize the benefits. Of these unused tax losses of €23 million, 45% expires within the next 5 years, 11% expires after 5 years and 44% carries forward indefinitely.

Inventories note 16

Inventories	2008	2007
Raw materials	4	5
Work in progress	22	21
Finished products and trade goods	60	52
Total	**86**	**78**

At December 31, 2008, the provision for obsolescence deducted from the inventory book values amounted to €32 million (2007: €25 million).

Trade and Other Receivables note 17

Trade and other receivables	2008	2007
Trade receivables	902	881
Prepayments	95	82
Derivative financial instruments	3	22
Other receivables	29	36
• **Total**	**1,029**	**1,021**

Trade receivables are shown net of impairment losses amounting to €37 million (2007: €36 million). The fair value of the receivables is equal to the carrying amount.

Cash and Cash Equivalents note 18

Cash and cash equivalents	2008	2007
Deposits	242	48
Cash and bank balances	103	104
• **Total**	**345**	**152**

Other Current Liabilities note 19

Other current liabilities	2008	2007
Salaries, holiday allowances	122	135
Royalties payable	73	62
Social security premiums and other taxation	65	65
Derivative financial instruments	11	0
Interest payable	87	51
Deferred acquisition payments	33	15
Other liabilities and accruals	90	103
• **Total**	**481**	**431**

Financial Instruments note 20

Net debt	Effective interest rate (in%)	Nominal interest rate (in%)	Repayment commitments 1–5 years	Repayment commitments >5 years	2008	2007
Bonds 2003–2014 (in €)	5.240	5.125	–	697	697	693
Bonds 2008–2018 (in €)	6.472	6.375	–	745	745	–
Bonds 2008–2028 (in €)	6.812	6.748	–	36	36	–
Private placement 2008–2038 (in ¥)	3.330	3.330	–	157	157	–
Perpetual cumulative subordinated bonds (in €)	7.270	6.875	–	225	225	225
Other long-term loans			40	–	40	62
• **Total long-term loans**			**40**	**1,860**	**1,900**	**980**
Derivative financial instruments			14	–	14	6
• **Total long-term debt**			**54**	**1,860**	**1,914**	**986**
BORROWINGS AND BANK OVERDRAFTS						
Multi-currency roll-over credit facility 2004–2011 (in €)					232	360
Multi-currency roll-over credit facility 2004–2011 (in $)					410	336
Bonds 1998–2008 (in €)	5.340	5.250			–	227
Other short-term loans					15	13
Bank overdrafts					26	32
• **Total borrowings and bank overdrafts**					**683**	**968**
Deferred acquisition payments					33	15
Derivative financial instruments					11	0
• **Total short-term debt**					**727**	**983**
• **Gross debt**					**2,641**	**1,969**
Minus:						
Cash and cash equivalents					(345)	(152)
Derivative financial instruments:						
Non-current receivable					(39)	(2)
Current receivable					(3)	(22)
• **Net debt**					**2,254**	**1,793**

The nominal interest rates on the bonds are fixed until redemption. The interest rate on the multi-currency roll-over credit facility is variable.

Loan maturity

The following amounts of gross debt at December 31, 2008, are due within and after five years:

Gross debt	2008
2010	11
2011	24
2012	11
2013	8
Due after 2013	1,860
• Long-term debt	1,914
Short-term debt (2009) [1]	727
• **Total**	**2,641**

Maturity profile
as per December 31, 2008


Cash and derivatives
2009[1]
2010
2011
2012
2013
Due after 2013
387
642
85
11
24
11
8
1,860

1 2009: includes drawn down on multi-currency roll-over credit facility (€642 million), maturing in July 2011.

Bonds

Wolters Kluwer has unsubordinated bonds outstanding for a nominal amount of €1,478 million (2007: €920 million). The outstanding unsubordinated bonds 1998–2008 matured in April 2008 and were fully redeemed for an amount of €227 million at the due date.

On November 19, 2003, Wolters Kluwer issued unsubordinated bonds due in 2014 with a carrying value of €693 million. The coupon on the bonds is 5.125% with an issue price of 99.618%.

On April 2, 2008, Wolters Kluwer issued a ten year unsubordinated Eurobond of €750 million. The bonds have been priced at an issue price of 99.654 per cent and carry an annual coupon of 6.375%.

On August 28, 2008, Wolters Kluwer issued a twenty year unsubordinated Eurobond of €36 million. The bonds have been priced at an issue price of 100% and carry an annual coupon of 6.748%.

Private placement

On February 26, 2008, Wolters Kluwer entered into four bilateral private loan agreements for a total amount of ¥20 billion (equivalent to €157 million at year-end 2008) with a maturity of thirty years. The loans denominated in Japanese yen were swapped to euro.

Perpetual cumulative subordinated bonds

On May 14, 2001, a perpetual cumulative subordinated bond loan with a nominal value of €225 million was issued. The issue price of the bonds was 100%. These bonds bear interest at 6.875%. Wolters Kluwer has an annual right to redeem the loan as from May 2008. Wolters Kluwer is allowed to refrain from paying interest if there is not declared or made available any dividend for payment. The accrued interest will be paid in a subsequent year where there is dividend declared and paid. In case of bankruptcy, Wolters Kluwer has no obligation to pay any accrued interest; the nominal amounts of the bond will then become a subordinated liability.

Multi-currency roll-over credit facility

In July 2004, Wolters Kluwer signed a €750 million multi-currency roll-over credit facility which was amended and restated in September 2006 to €1 billion with more favorable terms. The amended terms include a higher facility amount as well as a lower interest rate margin and a lower commitment fee. The multi-currency roll-over credit facility had an initial maturity of five years with two one-year extension options. The second extension option was approved in 2006; the maturity of the multi-currency roll-over credit facility is 2011. The multi-currency roll-over credit facility will be used for general corporate purposes. The multi-currency roll-over credit facility has decreased from €1 billion to €928 million in 2008. The multi-currency roll-over facility is subject to customary conditions, including a financial covenant. In 2008, the Group is comfortably below the conditions of the covenant.

There were no defaults or breaches on the loans and borrowings during 2008 and 2007.

Financial Risk Management and Financial Risks note 21

The Group's activities are exposed to a variety of financial risks including currency, interest, liquidity, and credit risk. Financial risk identification and management of currency, interest, and liquidity risk and counterparty risk is carried out by the central treasury department (Corporate Treasury), whereby the treasury operations are conducted within a framework of policies and guidelines (Treasury Policy), which have been approved by the Executive Board/CFO and Audit Committee. A Treasury Committee, comprised of the Vice President Accounting, Controller Corporate Office, Vice President Corporate Treasurer, and representatives of the Corporate Treasury and Back-Office, meets quarterly to review treasury activities and compliance with the Treasury Policy and reports directly to the Executive Board/CFO and the Audit Committee. The Treasury Back-Office reports deviations from the Treasury Policy directly to the CFO and the Corporate Treasurer, after which Corporate Treasury takes the necessary actions.

The Internal Audit Department reviews the financial risk management controls and procedures of Corporate Treasury, both according to a fixed schedule and on an ad-hoc basis. Furthermore, the external auditor performs quarterly interim procedures on the transactions and hedging compliance as part of the annual audit. Corporate Treasury reports on a quarterly basis to the Audit Committee about the hedging status.

The Group's funding activities are carried out by Corporate Treasury, using a mixture of long-term capital market instruments and committed credit facilities. A variety of instruments is used to ensure optimal financial flexibility and capital efficiency. The borrowings, together with cash generated from operations, are lend on or contributed as equity to the operating companies. The Group targets to a net-debt-to-EBITDA ratio of approximately 2.5, at December 31, 2008, the ratio is 3.2 (2007: 2.4). The Group can, however, temporarily deviate from this relative indebtedness ratio.

All treasury activities – in particular the use of derivative financial instruments – are subject to the principle of risk minimization and are transacted by specialist treasury personnel. For this reason, financial transactions and risk positions are managed in a central treasury management and payment system. The Group does not purchase or hold derivative financial instruments for speculative purposes. The Group's risk appetite is defined in the Treasury Policy and reviewed regularly. Although the economic environment has become more challenging as a consequence of the turbulence on financial markets, the exposure to financial risks for the Company has not significantly changed, nor the approach to these risks.

Currency risk

The Group has identified transaction and translation risks as the main currency risks. The transaction risk exposure within the Group is considered to be immaterial. The prices that the Group's operating entities charge their customers for products and services are mainly denominated in the customers' local currencies. Given the nature of the business, almost all costs incurred by the Group's operating entities are also incurred in those local currencies. Derivative financial instruments to hedge transaction risks are therefore not frequently used.

Translation risk is the risk that exchange rate gains or losses arise from translating the income statement, balance sheet, and cash flow statement of foreign subsidiaries to the Group's presentation currency (the euro) for consolidation purposes.

It is the Group's policy that material currency translation exposures are partially hedged by Corporate Treasury. Currency exposures which impact the consolidated balance sheet and income statement by 10% or more are considered material. The translation exposure on the cash flow statement is (partly) mitigated by matching cash in- and outflows in the same currency. The Group's main translation risk is its exposure to the U.S. dollar. The following table details the sensitivity of the Group's financials to a 1% weakening of the U.S. dollar against the euro.

Approximate impact of 1% decline of the U.S. dollar against the euro *in millions of euros*	**2008**	2007
Revenues	(16)	(19)
EBITA	(4)	(4)
Operating profit	(2)	(4)
Ordinary net income	(3)	(3)
Profit for the year	(2)	(2)
Shareholders' equity as per December 31	(20)	(15)
Free cash flow	(3)	(3)

In order to hedge its net investment in the United States (defined as total investment in both equity and long-term receivables from the U.S. operations), the Group had U.S. dollar forward contracts outstanding for a total notional amount of €108 million ($150 million) at December 31, 2008.

The Group had U.S. dollar debt outstanding for a total notional amount of €559 million ($778 million) (2007: €395 million or $581 million) at December 31, 2008. The balance sheet cover is defined as the U.S. dollar forward contracts and U.S. dollar debt outstanding divided by its net investment in U.S dollar. The U.S. dollar balance sheet cover at the balance sheet date is 21% (2007: 32%). This is below the range of 25–75% as defined in the Treasury Policy. The Group feels comfortable with this current cover as it is expected to be temporary.

A part of the finance costs was swapped into U.S. dollars through the use of derivative financial instruments. Of the total finance costs in 2008, approximately 70% (2007: 60%) was payable in U.S. dollars and resulting currency results have been recognized in the income statement. Based on the percentage of 70% for finance costs payable in U.S. dollars, the following sensitivity analysis can be made. An instantaneous 1% decline of the U.S. dollar against the euro from its exchange rate at December 31, 2008, with all other variables held constant, would result in a decrease of approximately €0.8 million of the finance costs (2007: approximately €0.6 million).

Interest rate risk

The Group is exposed to interest rate risk, mainly with regard to the euro and the U.S. dollar. The Group aims to mitigate the impact on its results and cash flow of interest rate movements, both by arranging fixed or variable rate funding and through the use of derivative financial instruments. Of the total interest portfolio (excluding cash and cash equivalents), approximately 26% per year-end 2008 (2007: 39%) was variable rate and 74% (2007: 61%) carried a fixed rate, in line with the Treasury Policy of 67–75% fixed and 25–33% variable interest rate debt (all percentages are calculated on principal amounts).

Assuming the same mix of variable and fixed interest rate instruments, an instantaneous increase of interest rates of 1% compared to the rates on December 31, 2008, with all other variables held constant, would result in a increase of approximately €7 million of the finance costs (2007: approximately €8 million).

Liquidity risk

The Group actively manages liquidity risk by maintaining sufficient cash and cash equivalents, and the availability to committed borrowing capacity. In order to reduce liquidity risk, the Group has established the following minimum requirements:

- Repayment of long-term debt should be spread evenly over time;
- Acquiring of funding to start at least one year in advance of all maturing debt or alternative committed funding should be in place; and
- Minimum headroom of €500 million (sum of unused committed credit facilities, cash and cash equivalent, and (receivable) derivative financial instruments, minus other short-term loans, deferred (short-term) acquisition payments,(current payable) derivative financial instruments, and bank overdrafts).

Per December 31, 2008, the Group has access to the unused part of the committed credit facility of €286 million (2007: €304 million) and has cash and cash equivalents of €345 million and (receivable) derivative financial instruments of €42 million minus other short-term loans, deferred (short-term) acquisition payments, and bank overdrafts of in total €85 million. The headroom was €588 million at year-end 2008 (2007: €418 million) in line with the Treasury Policy and reduces the liquidity risk of the Group. No property has been collateralized or in any other way secured under debt contracts.

Credit risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

It is the Group's policy to conclude financial transactions under ISDA (International Swap Dealers Association) master agreements. Cash is invested and financial transactions are concluded only with financial institutions with strong credit ratings (at least a credit rating of A/A2). Furthermore, credit limits per counterparty are in place and are monitored periodically. At December 31, 2008, there were no material credit risk concentrations, while the average weighted credit rating of counterparties was A+. The aim is to spread transactions among counterparties. No credit limits were exceeded during the reporting period and management does not expect any losses from non-performance by these counterparties on current outstanding contracts. The Group does not enter into financial derivative instruments to protect default of financial counterparties.

The exposure of the Group's operating companies to credit risk is inherently limited, as there is no customer who represents more than 1% of the Group's revenues and a substantial part of the transactions is prepaid by customers. The Group's operating companies actively monitor the solvency of their key accounts.

Trade receivables include an amount of €271 million (2007: €323 million) past due, but not impaired.

The aging analysis of trade receivables that are past due, but not impaired, is as follows:

Aging analysis of trade receivables	2008	2007
Up to 30 days	105	147
30 to 90 days	61	72
More than 90 days	105	104
• **Total**	**271**	**323**

Fair value of financial instruments	December 31, 2008		December 31, 2007	
	Carrying value	Fair value	Carrying value	Fair value
Trade receivables	902	902	881	881
Trade and other payables	(356)	(356)	(371)	(371)
Bonds	(1,478)	(1,382)	(920)	(920)
Private placement	(157)	(157)	–	–
Perpetual cumulative subordinated bonds	(225)	(148)	(225)	(222)
Derivative financial instruments:				
Non-current receivable	39	39	2	2
Current receivable	3	3	22	22
Non-current payable	(14)	(14)	(6)	(6)
Current payable	(11)	(11)	0	0
• **Total derivative financial instruments**	**17**	**17**	**18**	**18**

The fair value has been determined by the Group based on market data and appropriate valuation methods/quotes. Valuation methods include reference to price quoted in active markets, discounted cash flow analysis, or other instruments that are substantially identical. The fair value of outstanding bonds at the balance sheet date can deviate from the value at which they have been recorded in the balance sheet (the carrying value).

Hedge accounting

At year-end, the outstanding derivative financial instruments qualify for hedge accounting under IFRS. To apply for hedge accounting requires the hedge to be highly effective. In 2008, the result recorded in the income statement as a result of ineffectiveness of hedging is: fair value hedge, €0 million; cash flow hedge, €0 million; and net investment hedge, €0 million.

Sensitivity

A sensitivity analysis on the derivative financial instruments portfolio yields the following results assuming an instantaneous 1% decline of the U.S. dollar and Japanese yen against the euro from their levels at December 31, 2008, and an instantaneous 1% increase of the U.S. dollar, Japanese yen, and euro interest rates respectively.

Sensitivity *in millions*	Hedged risk	Amount	Type instrument	Exchange rate movement	Interest rate movement
Fair value hedge	Fair value fluctuations due to movements in the applicable market benchmark interest rates	€200	Interest rate swaps	–	€(1)
Cash flow hedge	Changes in U.S. dollar floating interest rate payments and changes in ¥ exchange rates	$200 ¥ 20,000	(Cross currency) Interest rate swaps	€0 €(2)	€4 €(13)
Net investment hedge	Changes of the U.S. dollar net investments due to fluctuations of U.S. dollar exchange rates	$150	Forward contracts	€1	€0

For the effective part of the hedge, the sensitivity of the hedging instrument (derivative) is offset by the sensitivity of the hedged item (for instance, the net investment in a foreign operation). The hedge effectiveness is measured at the inception, reporting, and maturity dates of the hedged item by using the dollar-offset method. The results of these effectiveness tests all satisfied the effectiveness criterion (between 80 and 125%) as defined in IAS 39.

The multi-currency roll-over credit facility is not included in this sensitivity analysis since this is not a derivative financial instrument. However, the U.S. dollar draw-down of $571 million at December 31, 2008 ($495 million at December 31, 2007), serves as a net investment hedge.

Employee Benefits note 22

Employee benefits	2008	2007
Pensions and post-employment plans	117	87
Other (post-) employment obligations	17	16
• **Total**	**134**	**103**

Provision for pensions and post-employment plans

The provision for pensions and post-employment plans relates to defined benefit plans. The following weighted average principal actuarial assumptions were used to determine the net pension cost and post-retirement plans' expense for the year and defined benefit obligations at the balance sheet date.

Economic assumptions *in %*	2008	2007
PENSION SCHEMES		
Discount rate at December 31	5.8	5.7
Expected return on plan assets at January 1	6.1	5.8
Expected rate of salary increases	3.0	3.0
POST-EMPLOYMENT PLANS		
Discount rate at December 31	6.1	6.1
Medical cost trend rate at January 1	3.0	3.0

The expected rates of return on individual categories of plan assets are determined by reference to relevant market indices. The overall expected rate of return on plan assets is based on the weighted average of each asset category. The average increase in salaries is based on the non-closed pension plans. Assumptions regarding future mortality experience are set based on actuarial advice and mortality tables generally accepted in the applicable countries. Mortality assumptions for the most important countries are based on the following post-retirement mortality tables:

- Netherlands: projection table 2005–2050
- US: RP2000EE, being the current standard mortality table.

Plan liabilities and assets	Pension plans		Post-employment plans 2008	
	2008	2007	**2008**	2007
PLAN LIABILITIES				
Fair value at January 1	880	973	55	83
Current service costs	7	9	1	2
Interest costs	48	46	3	3
Benefits paid by fund	(35)	(34)	(4)	(4)
Actuarial (gains)/losses	(37)	(91)	(3)	(13)
Contributions by plan participants	4	4	–	–
Curtailment (gains)/losses	–	(11)	–	(5)
Plan amendments	–	–	–	(5)
Discontinued operations	–	(5)	–	–
Other	–	8	–	–
Exchange rate differences	(15)	(19)	3	(6)
• **Fair value at December 31**	**852**	**880**	**55**	**55**
PLAN ASSETS				
Fair value at January 1	976	969	–	–
Expected return on plan assets	58	55	–	–
Actuarial gains/(losses)	(177)	(30)	–	–
Benefits paid by fund	(35)	(34)	(4)	(4)
Contributions by the employer	9	29	4	4
Contributions by plan participants	4	4	–	–
Discontinued operations	–	(2)	–	–
Other	(1)	3	–	–
Exchange rate differences	(17)	(18)	–	–
• **Fair value at December 31**	**817**	**976**	**0**	**0**
FUNDED STATUS				
Unfunded/(funded) status at December 31	35	(96)	55	55
Unrecognized past service costs	3	4	8	8
Asset ceiling	4	104	–	–
Reclassification of Medicare Part D to financial assets	–	–	12	12
• **Net liability at December 31**	**42**	**12**	**75**	**75**
PENSION COST				
Current service costs	7	9	1	2
Interest costs	48	46	3	3
Expected return on plan assets	(58)	(55)	–	–
Amortization unrecognized past service costs	0	(1)	(1)	(6)
Plan amendments and curtailment	0	(11)	–	(8)
• **Total pension costs**	**(3)**	**(12)**	**3**	**(9)**
Of which included in result on discontinued operations and result of disposals	–	(11)	–	–
• **Total net pension costs**	**(3)**	**(1)**	**3**	**(9)**

Post-employment plans consist of the post-retirement medical benefits plan in the United States and the Italian TFR plan.

The 2008 asset ceiling of €4 million (2007: €104 million) relates to the pension schemes in the Netherlands in 2007 and in the United Kingdom where the over-funding of the defined benefit plan cannot likely be recovered, based on the current terms of the plan, through refunds or reductions in future contributions.

The 2007 plan amendments and curtailment gain of €11 million for pension plans mainly related to the discontinued operations of the Education division in the Netherlands and was therefore included in profit from discontinued operations.

The 2007 plan amendments and curtailment gain of €8 million in pension costs for other post-employment plans related to a change of the post-retirement medical plan in the United States (€7 million), effective July 1, 2007, and the change of the TFR law in Italy (€1 million). As result of the change of the U.S. plan also additional past service costs of €5 million were recognized in 2007; the total benefit of the change of the U.S. post-retirement medical plan was therefore €12 million. The TFR law in Italy was amended per January 1, 2007, resulting in a curtailment gain of €1 million in 2007.

The reclassification of the Medicare Part D subsidy of €12 million (2007: €12 million) refers to the U.S. Medicare Prescription Drug subsidy (see note 14).

The pre-tax cumulative amount of actuarial gains and (losses) recognized in the Statement of Recognized Income and Expenses (SORIE) is as follows:

Actuarial gains/(losses)	**2008**	2007
Position at January 1	(13)	(18)
Recognized in SORIE	(38)	5
• **Cumulative amount at December 31**	**(51)**	**(13)**

The actual return on plan assets for the year ended December 31, 2008, amounted to a loss of €119 million (2007: a gain of €25 million).

The funded status for the years 2008–2005 and the related experience gains and losses over the years is as follows:

Funded status	**2008**	2007	2006	2005
Present value of defined benefit obligation	(907)	(935)	(1,056)	(1,103)
Fair value of plan assets	817	976	969	918
• **Funded/(unfunded) status**	**(90)**	**41**	**(87)**	**(185)**
Experience gains/(losses) plan assets	(177)	(30)	29	
Experience (gains)/losses plan liabilities	(19)	(20)	10	

The funded status of the pension plans in 2008 was mainly affected by the decline in return on investments following the economic downturn.

Experience adjustments are defined as all adjustments (like changes in plan populations and data corrections) other than changes of actuarial assumption (differences between the current and the previous year's actuarial assumptions).

The sensitivity for a 1% change in the discount rate is:

Sensitivity *in millions*	Medical costs	Gross service costs	Plan liabilities
Baseline	1	12	(907)
Discount rate −1%	1	15	(1,035)
Discount rate +1%	1	9	(783)

Gross service cost represents the annual accrual of liability due to another year of service, excluding any interest or offsetting employee contributions, and therefore differ from the current service costs, included in the calculation of the pension costs.

The actual medical cost trend rate in the United States exceeds the applied medical cost trend rate which is capped at 3% (2007: 3%) according to the plan rules. Consequently, the sensitivity for a 1% change in the assumed medical cost trend rate is nil. The baseline gross service costs of €11 million relates to the pension plans as well as the Italian TFR.

The actual proportion of plan assets held as equities and bonds as at December 31 in percentages is as follows:

Proportion of plan assets *in %*	**2008**	2007
Equities	30	48
Bonds	63	50
Other	7	2
• **Total**	**100**	**100**

Plan assets do not include any financial instruments issued by the Group; nor do they include any property or other assets used by the Group.

The overall expected rate of return on assets (EROA) for the year 2009 is 5.6% (January 1, 2008: 6.1%) and is based upon the long-term EROA per asset class. For equities, a long-term average weighted EROA of 7.4% (2007: 7.8%) is applied and for bonds an average weighted return of 4.9% (2007: 4.9%). The Group's employer contributions to be paid to the defined benefit plans in 2009 are estimated at €9 million.

Provisions for Restructuring Commitments note 23

Provision for restructuring commitments	2008	2007
Position at January 1	7	12
Add: short-term commitments	16	22
• Total at January 1	23	34
MOVEMENTS		
Addition charged to ordinary operating result	–	11
Acquisition through business combinations	5	–
Additions Springboard /acquisition integration costs	44	–
• Total additions	49	11
Appropriation of restructuring provisions	(14)	(17)
Appropriation of Springboard provisions	(20)	–
Appropriation of acquisition integration provisions	(2)	–
• Total appropriations	(36)	(17)
Discontinued operations	–	(3)
Exchange differences and other movements	(1)	(2)
• Total movements	(12)	(11)
Total at December 31	35	23
Less: short-term commitments	(27)	(16)
• **Position at December 31**	**8**	7

Equity note 24

	Issued share capital	Share premium reserve
• **Balance at January 1, 2007**	**37**	**90**
Exchange differences on translation of foreign operations		
Exchange (gain)/loss from recycling exchange differences from equity to income statement		
Gains/(losses) on cash flow hedges		
Actuarial gains/(losses) on employee benefits		
Tax on items taken directly to or transferred from equity		
• Net income/(loss) recognized directly in equity	–	–
Profit for the year		
• Total recognized income and expense for the year	–	–
Share-based payments		
Release LTIP shares		
Cash dividend 2006		
Stock dividend 2006	0	0
Exercise of share options		
Repurchased shares		
Other movements		
• **Balance at December 31, 2007**	**37**	**90**
Exchange differences on translation of foreign operations		
Exchange (gain)/loss from recycling exchange differences from equity to income statement		
Gains/(losses) on cash flow hedges		
Actuarial gains/(losses) on employee benefits		
Tax on items taken directly to or transferred from equity		
• Net income/(loss) recognized directly in equity	–	–
Profit for the year		
• Total recognized income and expense for the year	–	–
Share-based payments		
Release LTIP shares		
Cash dividend 2007		
Stock dividend 2007	0	0
Exercise of share options		
Cancellation of shares	(3)	
Other movements		
• **Balance at December 31, 2008**	**34**	**90**

Legal reserves		Other reserves				
Legal reserves participations	Translation reserve	Treasury shares	Retained earnings	Shareholders' equity	Minority interests	Total equity
9	**(116)**	**(53)**	**1,227**	**1,194**	**2**	**1,196**
	(190)			(190)		(190)
	(3)			(3)		(3)
	(4)			(4)		(4)
			5	5		5
			(5)	(5)		(5)
–	(197)	–	0	(197)	–	(197)
			917	917	1	918
–	(197)	–	917	720	1	721
			17	17		17
		18	(18)	0		0
			(111)	(111)		(111)
				0		0
		5	(1)	4		4
		(645)		(645)		(645)
(2)			1	(1)	33	32
7	**(313)**	**(675)**	**2,032**	**1,178**	**36**	**1,214**
	57			57	(5)	52
	(1)			(1)		(1)
	0			0		0
			(38)	(38)		(38)
			13	13		13
–	56	–	(25)	31	(5)	26
			313	313	2	315
–	56	–	288	344	(3)	341
			17	17		17
		33	(33)	0		0
			(125)	(125)		(125)
				0		0
		0	0	0		0
		617	(614)	0		0
1			(1)	0		0
8	**(257)**	**(25)**	**1,564**	**1,414**	**33**	**1,447**

Share capital

The authorized capital amounts to €143.04 million, consisting of €71.52 million in ordinary shares (nominal value of €0.12 per ordinary share) and €71.52 million in preference shares. The issued share capital consists of ordinary shares. The number of issued ordinary shares decreased from 312.4 million per December 31, 2007, to 287.1 million per December 31, 2008. Effective July 1, 2008, the issued share capital was reduced by cancellation of 28.5 million ordinary shares that were held by the Company, following the share buy-back program in 2007. The decrease in issued share capital was partly offset by the issuance of 3,234,974 shares for the 2007 stock dividend.

The Company holds 1.1 million shares in treasury at December 31, 2008 (2007: 31.2 million) which have not been cancelled. At December 31, 2008, the net number of shares outstanding is 286.0 million (2007: 281.1 million).

Legal reserve

Legal reserve contains appropriations of profits of group companies which are allocated to a legal reserve based on statutory and/or legal requirements. This reserve is not available for distribution.

Translation reserve

The translation reserve contains exchange rate differences arising from the translation of the net investment in foreign operations and of the related hedges. When a foreign operation is sold, exchange differences that were recorded in equity prior to the sale are recycled in the income statement as part of the gain or loss on divestment. This reserve is not available for distribution.

The Group recognized a gain of €57 million arising from the translation of the net investment in foreign operations (2007: loss of €190 million), including a net loss of €45 million on net investment hedges (2007: net gain of €62 million). The hedging reserve of €67 million (2007: €107 million) is included in the translation reserve.

Treasury shares

After the divestment of its Education activities in 2007, the Company initiated two share buy-back programs in 2007 to return approximately €645 million of the net proceeds from the sale of the Education division to shareholders. There was no share buy-back program in 2008.

The following table presents the results of the share buy-back programs in 2007:

Results share buy-back programs	Total
Shares acquired (number of shares)	29,763,745
Average market price (€)	21.68
Amount paid in thousands of euros	645,388

Treasury shares are recorded at cost, representing the market price on the acquisition date. This reserve is not available for distribution. Treasury shares are deducted from Retained earnings.

Dividends

Pursuant to Article 29 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.65 per share in cash or in shares at a ratio to be determined and announced on April 29, 2009. Of the 2007 dividend of €0.64 per share, 69.1% was distributed as cash dividend (2006 cash dividend: 62.1%).

Number of shares

For a reconciliation of average number of shares and earnings per share, see note 2.

In thousands of shares	Number of ordinary shares		Number of treasury shares		Total outstanding shares	
	2008	2007	**2008**	2007	**2008**	2007
At January 1	312,351	308,741	(31,213)	(2,714)	281,138	306,027
Repurchased shares	–	–	–	(29,764)	–	(29,764)
Cancellation of shares	(28,500)	–	28,500	–	0	–
Stock dividend	3,235	3,148	–	–	3,235	3,148
LTIP	–	462	1,591	1,000	1,591	1,462
Stock options	–	–	22	265	22	265
• **At December 31**	**287,086**	**312,351**	**(1,100)**	**(31,213)**	**285,986**	**281,138**

Option preference shares

The Company has granted an option to purchase preference shares to the Wolters Kluwer Preference Shares Foundation *(Stichting Preferente Aandelen Wolters Kluwer)*. The dividend on these shares would equal a normal market rate of return, based on a weighted average of interest rate applied by the European Central Bank. Therefore, the fair value of the option is deemed to be zero.

Share-based Payments note 25

Long-Term Incentive Plan

In late 2003, a new strategic vision was announced that focuses on value creation. As a result, a new incentive plan for Executive Board members and senior executives was implemented to align compensation with value creation. Under the plan, share options ceased to be awarded. Instead, Executive Board members and senior executives are awarded shares under the equity-settled Long-Term Incentive Plan (LTIP). The performance period of the LTIP is three years, except as disclosed in note 28, at the beginning of which a base number of shares (norm pay-out) are conditionally awarded to each beneficiary.

Actual awards will range anywhere from 0% to 150% of the norm pay-out; the percentage depends on the Group's Total Shareholder Return (TSR) relative to a pre-defined group of 15 peer companies. See the Remuneration Report for more details.

The expense of the LTIP is recognized ratably in the income statement over the performance period.

Vesting of the conditional grants is subject to the non-market condition that the participant stays with the Group until the plan's maturity. These terms and conditions apply to all running plans (LTIP 2006–08, LTIP 2007–09, and LTIP 2008–10). In 2008, €17.2 million has been recognized within personnel expenses in the income statement (2007: €17.1 million) related to the total costs of the LTIP 2006–08, 2007–09, and 2008–10.

LTIP 2005–07

The LTIP 2005–07 vested on December 31, 2007. TSR ranked third relative to the peer group, resulting in a pay-out of 125% of the base number of shares. As a result, 1,491,250 shares were released on February 28, 2008.

LTIP 2006–08

The LTIP 2006–08 vested on December 31, 2008. TSR ranked third relative to the peer group, resulting in a pay-out of 125% of the base number of shares. The shares are released on February 26, 2009

LTIP 2006–08

Number of shares

Total grant	1,399,600
Forfeited in previous years	(194,650)
Vested in previous years	(100,000)
Additional pay-out (vesting at 125%)	20,000
• Shares outstanding at January 1, 2008	1,124,950
Forfeited	(95,367)
Additional pay-out (vesting at 125%)	257,157
• **Vested at December 31, 2008**	**1,286,740**

LTIP 2007–09 and 2008–10

The vesting conditions of the LTIP 2007–09 were changed, relative to the LTIP 2006–08, for members of the Executive Board. For details, please refer to the → Remuneration Report. The LTIP remained unchanged for the other senior managers of the Group. The fair value of each conditionally awarded share under the LTIP 2008-10 for the Executive Board was €14.71 (LTIP 2007–09: €14.55; LTIP 2006–08: €14.63; LTIP 2005–07: €13.58) and for the senior managers of the Group €18.49 (LTIP 2007–09: €17.91; LTIP 2006–08: €14.63; LTIP 2005–07: €13.58), as determined by an outside consulting firm. The fair value of a conditional awarded share under the LTIP 2008–10 increased compared to previous years, mainly as a result of the share price of Wolters Kluwer as at January 1, 2008.

LTIP 2007–09 and 2008–10 *base number of shares at 100% pay-out*	LTIP 2007–09	LTIP 2008–10	Total
Total grant	1,264,940		1,264,940
Forfeited in previous years	(36,600)		(36,600)
• Shares outstanding at January 1, 2008	1,228,340		1,228,340
Conditionally awarded	–	1,395,816	1,395,816
Forfeited	(110,788)	(75,600)	(186,388)
• **Outstanding at December 31, 2008**	**1,117,552**	**1,320,216**	**2,437,768**

Stock option plans

At December 31, 2008, options were outstanding for 829,000 ordinary shares in Wolters Kluwer.

Stock option plans	2002[1]	2003	2004	Total
End of exercise period	2009	2010	2011	
Initial number of options	2,912,250	2,778,500	40,000	
Exercise rate (€)	23.07	10.55	13.47	
Number of options outstanding at January 1, 2008	378,500	546,000	40,000	964,500
MOVEMENTS				
Options expired/eliminated	(99,500)	(13,500)	–	(113,000)
Options exercised	–	(22,500)	–	(22,500)
• **Number of options outstanding at December 31, 2008**	**279,000**	**510,000**	**40,000**	**829,000**

1 The French option plans of 2002 expired in 2008.

For members of the Executive Board and approximately 400 managers within the Group a share option plan applied until January 1, 2004. Stock options awarded before January 1, 2004, have not been cancelled. After that date, no new stock options have been awarded, except for 40,000 stock options in 2004 to a former member of the Executive Board. Consequently, no pro forma option value information is presented.

Options are awarded at fair value at the grant date. Every option entitles the holder to purchase one share each, for the share price on the date at which the option is awarded. As at December 31, 2008, the outstanding options relate to options awarded after August 2002. The maturity period for these option grants is seven years after the grant date.

Related Party Transactions note 26

The Company has a related party relationship with its subsidiaries (Wolters Kluwer nv has filed a list of the subsidiaries at the Trade Register in Amsterdam), associates, and members of the Supervisory Board and the Executive Board. Related party transactions are conducted at arm's length basis with terms comparable to transactions with third parties. For transactions with key management reference is made to Note 28 → Remuneration of the Executive Board and Supervisory Board.

Commitments and Contingent Liabilities note 27

Leases

The Group leases a number of offices under operating leases. The leases typically run for a period of 10 years, with an option to renew the lease. Lease payments are increased to reflect market rentals. None of the leases include contingent rentals.

At December 31, 2008, annual commitments under rental and operational lease agreements amounted to €62 million (2007: €59 million). The average term of these commitments is approximately 6.1 years (2007: 5.9 years).

Non-cancelable operating lease rentals are payable as follows:

Non-cancelable operating lease rentals	2008	2007
Less than one year	15	17
Between one and five years	71	62
More than five years	61	57

Some of the leased property is sublet by the Group. Sublease payments of €2 million (2007: €2 million) are expected to be received during the following financial year. The Group has recognized a provision of €1 million in respect of these subleases (2007: €0 million).

Non-current assets include €12 million (2007: €9 million) relating to finance lease arrangements. The amount due within the first year is €4 million (2007: €3 million), the amount due in the second to fifth years is €8 million (2007: €6 million). The present value of the lease payments does not differ materially from the nominal value.

Guarantees

At December 31, 2008, the Group has outstanding guarantees regarding royalty payments to societies during the coming years of approximately €2 million (2007: €4 million).

The Group has issued formal guarantees for bank credit facilities for a total amount of €116 million (2007: €89 million) on behalf of a number of its foreign subsidiaries. At December 31, 2008, €0.5 million of these credit facilities had been utilized (2007: none). At December 31, 2008, other bank guarantees had been issued at the request of the Company or its subsidiaries for a total amount of €6 million (2007: €5 million). These guarantees mainly relate to rent for real estate. In addition, parental performance guarantees to third parties have been issued for €2 million.

Legal and judicial proceedings, claims

The Group is involved in legal and judicial proceedings and claims in the ordinary course of business. Liabilities and contingencies in connection with these matters are periodically assessed based upon the latest information available, usually with the assistance of lawyers and other specialists.

A liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated. If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the financial performance and position.

Acquisition agreements

Wolters Kluwer is obliged to purchase the remaining outstanding shares of One Legal LLC (65%) it does not yet own, if certain conditions related to the financial performance of One Legal LLC are met. As of the balance sheet date the Group has not recognized a liability, as it does not believe that these conditions will be met. Even if these conditions will be met, it is deemed unlikely that the resulting liability would be material for the Group as a whole.

Remuneration of the Executive Board and Supervisory Board note 28

For details on the Group's remuneration policy, see → Remuneration Report.

Remuneration of the Executive Board

Remuneration of Executive Board members *in thousands of euros*	Salary	Bonus	Pension	Social security	Other benefits	Tax gross up	**2008**	2007
N. McKinstry, *Chairman* [1]	721	628	544	88	228	224	2,433	2,925
B.J.L.M. Beerkens	592	513	129	9	22	–	1,265	1,253
J.J. Lynch, Jr. [2]	388	233	10	10	116	9	766	592
J.M. Detailleur							–	921
• **Total**	**1,701**	**1,374**	**683**	**107**	**366**	**233**	**4,464**	**5,691**

1 Ms. McKinstry's compensation is €951,612. This includes €230,912 of salary, which is deferred in accordance with her contract, and is hence presented as pension contribution. The bonus is calculated on a dollar denominated equivalent of total salary as: $1,133,000 x 116.6% (equivalent to €897,696) of which 30% (€269,309) has been deferred to pension.

2 Mr. Lynch's remuneration in the 2007 comparatives as presented above is based on the period May 1 through December 31, 2007. Mr. Lynch's salary as presented above includes an amount of €37,911 as compensation for negative exchange rate differences, since his salary is denominated in U.S. dollars. This amount is excluded for the purpose of the bonus calculation (€350,102 * 66.6%).

Mr. Lynch was appointed as member of the Executive Board by the Annual General Meeting of Shareholders on April 20, 2007. Mr. Detailleur retired from the Board on May 1, 2007.

The Company's cost of the Long-Term Incentive Plans is not included in the Executive Board Members' remuneration, as it comprises a conditional element of compensation. Social securities costs paid by the Company in 2008 on shares that were released under the Long-Term Incentive Plans are included in the remuneration. The tax gross up relates to the tax expense that was paid by the Company in 2008 relating to tax equalization for salary and benefits per the contract between the Company and Ms. McKinstry and Mr. Lynch.

The 2008 bonuses as presented above relate to the performance year 2008 and will be paid in 2009. The 2008 pension contributions as presented above reflect the accrued pension costs for the financial year 2008.

Long-Term Incentive Plan (LTIP) for Executive Board Members

LTIP 2005–07

The following table presents the number of shares that vested under the LTIP 2005–07 and were released to members of the Executive Board in February 2008.

LTIP 2005–2007 *number of shares*	
N. McKinstry, *Chairman*	250,000
B.L.J.M. Beerkens	100,000
• **Total**	**350,000**

Under the LTIP 2005–07, 100,000 shares vested to Mr. Detailleur. These shares were released on February 28, 2008.

LTIP 2006-08

The LTIP 2006-08 vested on December 31, 2008. Total shareholder return (TSR) ranked third relative to the peer group, resulting in a pay-out of 125% of the base number of shares. The shares are released on February 26, 2009.

LTIP 2006-2008 *number of shares*	Outstanding January 1, 2008	Additional pay-out (25%)	Vested December 31, 2008
N. McKinstry, *Chairman*	200,000	50,000	250,000
B.L.J.M. Beerkens	80,000	20,000	100,000
J.J. Lynch, Jr.	9,000	2,250	11,250
• **Total**	**289,000**	**72,250**	**361,250**

Under the LTIP 2006-08, 100,000 shares vested to Mr. Detailleur, since the TSR ranked fourth relative to the peer group over the performance period January 1, 2006, to December 31, 2007, resulting in a pay-out of 125% of the base number of shares. These shares were released on February 28, 2008.

LTIP 2007-09 and LTIP 2008-10

The Executive Board members have been conditionally awarded the following number of shares based on a 100% pay-out, subject to the conditions of the LTIP for 2007-09 and 2008-10, as described in the Remuneration Report.

LTIP 2007-09 and 2008-10 *base number of shares at 100% pay-out*	Conditionally awarded LTIP 2007-09	Conditionally awarded LTIP 2008-10	Total conditionally awarded at December 31, 2008
N. McKinstry, *Chairman*	191,000	189,770	380,770
B.L.J.M. Beerkens	69,000	70,458	139,458
J.J. Lynch, Jr.	44,000	43,388	87,388
• **Total**	**304,000**	**303,616**	**607,616**

The vesting conditions of the LTIP 2007-09 were changed, relative to the LTIP 2006-08, for members of the Executive Board. For details, please refer to the → Remuneration Report. The fair value of each conditionally awarded share under the LTIP 2008-10 was €14.71 (LTIP 2007-09 was €14.55; LTIP 2006-08: €14.63; LTIP 2005-07: €13.58), as determined by an outside consulting firm. The plans have a performance period of three years.

Stock Options for Executive Board Members

Stock options **Executive Board members**	Grant date	Exercise price (€)	January 1, 2008	Expired during the year	Exercised during the year	December 31, 2008	End of exercise period
N. McKinstry, *Chairman*	2002	18.27	80,000	–	–	80,000	2009
	2003	13.00	80,000	–	–	80,000	2010
B.L.J.M. Beerkens	2003	10.10	15,000	–	–	15,000	2010
	2003	13.00	40,000	–	–	40,000	2010
• **Total**			**215,000**	–	–	**215,000**	

Shares Owned by the Executive Board

As at December 31, 2008, the Executive Board jointly held 145,000 shares (2007: nil), of which 112,500 shares (2007: nil) were held by Ms. McKinstry and 32,500 shares by Mr. Beerkens (2007: nil).

Remuneration of Supervisory Board Members

Remuneration of Supervisory Board members *in thousands of euros*	Member of Selection and Remuneration Committee	Member of Audit Committee	**Remuneration 2008**	Remuneration 2007
A. Baan, *Chairman*	•	•	60	60
P.N. Wakkie, *Deputy Chairman* [1]	•		51	48
B.F.J. Angelici [1]			42	29
L.P. Forman	•	•	51	51
A.J. Frost			42	42
S.B. James			42	42
J.V.H. Pennings [1]			–	17
H. Scheffers		•	47	47
• **Total**			**335**	**336**

1 Mr. Pennings resigned as Deputy Chairman as per April 20, 2007. Mr. Wakkie succeeded him as Deputy Chairman as of that date. Mr. Angelici was appointed as member of the Supervisory Board by the Annual General Meeting of Shareholders on April 20, 2007.

Shares Owned by the Supervisory Board

The Supervisory Board members do not own shares in Wolters Kluwer.

Accounting Estimates and Judgments note 29

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expense. Actual results may differ from those estimates.

Policies that are critical for the presentation of the financial position and financial performance of the Group and that require estimates and judgments are discussed below.

Revenue recognition

Revenue recognition requires estimates and judgments as far as it relates to estimating expected returns from customers and non-renewed orders. The Group recognizes a provision for these delivered goods or rendered services based on historical rates. If these rates exceed a certain threshold, revenue is recognized only upon receipt of the payment or the order. Revenue of a combination of goods and services is recognized based on estimates of the fair value of the individual components.

Employee benefits

Wolters Kluwer's main active defined benefit pension plans are in the Netherlands and Belgium; the Group's main closed pension plans are in the United States, the United Kingdom and Australia and the Group also has post-retirement medical plans in the United States. The net assets and liabilities of these plans are presented in the balance sheet of the Group. The costs related to these pension plans and post-retirement medical plans are included in the income statement. The assets and liabilities as well as the costs are based upon actuarial and economic assumptions. The main economic assumptions are:

- discount rate;
- expected return on plan assets;
- average increase salaries; and
- medical trend rate.

For actuarial assumptions the Group uses generally accepted mortality rates. The withdrawal rates and retirement rates are based upon statistics provided by the relevant entities based on past experiences.

Capitalized software

Software development costs are capitalized if, and only if, the entity can demonstrate the technical feasibility of completing the software project so that it will be available for use or sale and if the entity can demonstrate that the project complies with the following requirements: the intention to complete the development project; the ability to sell or use the end-product; demonstration of how the end-product will yield probable future economic benefits; the availability of adequate technical, financial, and other resources to complete the project; and the ability to reliably measure the expenditure attributable to the project.

Capitalized software is amortized using the straight-line method over the economic life of the software, between 3 and 10 years. Capitalization of software is dependent on several assumptions as indicated above. While management has procedures in place to control the software development process, there is uncertainty with regard to the outcome of the development process.

Useful lives of assets

The useful life has to be determined for assets such as publishing rights; other intangible assets, which mainly consist of self-developed software; and property, plant, and equipment. The useful lives are estimated based upon best practice within the Group and in line with common market practice.

Valuation and impairment testing intangibles

Upon acquisition, the values of intangible assets acquired are estimated, applying the methodologies as set out under the accounting policies. These calculations are usually performed by an outside consulting firm in close cooperation with management of the acquiring entity. These calculations require estimates of future cash flows, useful life, and rate of return. The estimates are based upon best practice within the Group, and based on outside consultant recommendation with regard to the publishing rights.

IFRS 3 requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value of the goodwill may not be recoverable. The impairment reviews require estimates of a discount rate, future cash flows, and a perpetual growth rate. These estimates are made by management of the entity that manages the business with which the goodwill is associated. The future cash flows are based on three-year Business Development Plans prepared by management of the entities and approved by the Executive Board of the Group.

The fair value of the assets, liabilities, and contingent liabilities of an acquired entity should be measured within 12 months from the acquisition date. This means that for some acquisitions provisional fair values have been included in the balance sheet and final valuation of the identifiable tangible assets is still pending. Actual valuation of these assets, liabilities, and contingent liabilities may differ from the provisional valuation.

When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events (earn-out), the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably. The measurement will usually be based on estimates of future results of the business combination.

Accounting for income taxes

Corporate taxation is calculated on the basis of income before taxation, taking into account the relevant local tax rates and regulations. For each operating entity, the income tax expense is calculated and differences between the accounting and tax base are determined, resulting in deferred tax assets or liabilities. These calculations might deviate from the final tax assessments which will be received in future periods.

A deferred tax asset is recognized for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Management assesses the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized.

Legal and judicial proceedings, claims

For legal and judicial proceedings and claims against the Company and its operating entities, a liability is accrued only if an adverse outcome is probable and the amount of the loss can be reasonably estimated. If one of these conditions is not met, the proceeding or claim is disclosed as contingent liability, if material. The actual outcome of a proceeding or claim may differ from the estimated liability, and consequently may affect the actual result. The prediction of the outcome and the assessment of a possible loss by management are based on management's judgments and estimates. Management usually consults lawyers and other specialists for support.

Financial Statements of Wolters Kluwer nv

Income statement of Wolters Kluwer nv		2008		2007
Results from subsidiaries after tax [note 31]		203		820
Other income after tax		110		97
• **Profit for the year**		**313**		**917**

Balance sheet of Wolters Kluwer nv *before appropriation of results, at December 31*		2008		2007
NON-CURRENT ASSETS				
Intangible assets	25		20	
Property, plant, and equipment	0		0	
Financial assets [note 31]	3,354		3,333	
• **Total non-current assets**		**3,379**		**3,353**
CURRENT ASSETS				
Accounts receivable [note 32]	1,457		497	
Cash and cash equivalents	234		45	
• Total current assets	1,691		542	
Current liabilities [note 33]	1,672		1,732	
• Working capital		19		(1,190)
• **Capital employed**		**3,398**		**2,163**
NON-CURRENT LIABILITIES				
Long-term debt:				
Bonds [note 20]	1,478		693	
Private placement [note 20]	157		–	
Perpetual cumulative subordinated bonds [note 20]	225		225	
Derivative financial instruments	14		6	
• Total long-term debt		1,874		924
Long-term debt to subsidiaries		72		53
Deferred tax liabilities		32		4
Provisions [note 34]		6		4
• **Total non-current liabilities**		**1,984**		**985**
Shareholders' equity [note 35]		1,414		1,178
• **Total financing**		**3,398**		**2,163**

Notes to the Financial Statements of Wolters Kluwer nv

Significant Accounting Policies note 30

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of Wolters Kluwer nv includes only the after-tax results of subsidiaries and other income after tax, as Wolters Kluwer nv's figures are included in the consolidated financial statements. Unless otherwise indicated, the numbers in these financial statements are in millions of euros.

Accounting policies

The financial statements of Wolters Kluwer nv are prepared in accordance with the Dutch Civil Code, Book 2, Title 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as applied for the consolidated financial statements. These accounting policies are described in the Notes to the Consolidated Financial Statements.

Subsidiaries are valued using the equity method, applying the IFRS accounting policies endorsed by the European Union.

Any related party transactions between subsidiaries, associates, investments, and with members of the Supervisory Board and the Executive Board and the (ultimate) parent company Wolters Kluwer nv are conducted at arm's length basis with terms comparable to transactions with third parties.

Financial Assets note 31

Financial assets	2008	2007
Equity value of subsidiaries	(99)	47
Long-term receivables from subsidiaries	3,414	3,284
Derivative financial instruments	39	2
• **Total**	**3,354**	**3,333**

The movement of the equity value of the subsidiaries is as follows:

Subsidiaries	2008	2007
Equity value of subsidiaries at January 1	47	(322)
Movements related to restatements	-	(1)
Movements related to results from subsidiaries after tax	203	820
Movements related to exchange differences	(77)	52
Movements related to net capital payments	593	-
Movements related to dividend payments	(702)	(502)
Movements related to intragroup transfers	(138)	-
Actuarial gains/(losses) on employee benefits	(25)	-
• **Equity value of subsidiaries at December 31**	**(99)**	**47**

Accounts Receivable note 32

Accounts receivable	2008	2007
Receivables from subsidiaries	1,444	464
Derivative financial instruments	3	22
Other receivables	10	11
• **Total**	**1,457**	**497**

Current Liabilities note 33

Current liabilities	2008	2007
Debts to subsidiaries	869	668
(Subordinated) bonds	–	227
Multi-currency roll-over facility 2004–2011	642	696
Bank overdrafts	17	22
Derivative financial instruments	11	0
Interest payable	87	51
Current tax payable	0	17
Other liabilities	46	51
• **Total**	**1,672**	**1,732**

Provisions note 34

Provisions	2008	2007
Provisions for employee benefits	2	2
Provision for restructuring commitments	4	2
• **Total**	**6**	**4**

Shareholders' Equity note 35

			Legal reserves		Other reserves			
	Issued share capital	Share premium reserve	Legal reserves participations	Translation reserve	Treasury shares	Retained earnings	Undistributed profit	Shareholders' equity
• **Balance at January 1, 2007**	**37**	**90**	**9**	**(116)**	**(53)**	**906**	**321**	**1,194**
Exchange differences on translation of foreign operations				(190)				(190)
Exchange (gain)/loss from recycling exchange differences from equity to income statement				(3)				(3)
Gains/(losses) on cash flow hedges				(4)				(4)
Actuarial gains/(losses) on employee benefits						5		5
Tax on items taken directly to or transferred from equity						(5)		(5)
• Net income/(loss) recognized directly in equity	–	–	–	(197)	–	0	–	(197)
Profit for the year							917	917
• Total recognized income and expense for the year	–	–	–	(197)	–	0	917	720
Appropriation of profit previous years						321	(321)	0
Share-based payments						17		17
Release LTIP shares					18	(18)		0
Cash dividend 2006						(111)		(111)
Stock dividend 2006	0	0						0
Exercise of share options					5	(1)		4
Repurchased shares					(645)			(645)
Other movements			(2)			1		(1)
• **Balance at December 31, 2007**	**37**	**90**	**7**	**(313)**	**(675)**	**1,115**	**917**	**1,178**

The legal, translation, and treasury shares reserves are not available for dividend distribution. The hedging reserve of €67 million (2007: €107 million) and its movements are included in the column of translation reserve.

			Legal reserves		Other reserves			
	Issued share capital	Share premium reserve	Legal reserves participations	Translation reserve	Treasury shares	Retained earnings	Undistributed profit	Shareholders' equity
• **Balance at January 1, 2008**	**37**	**90**	**7**	**(313)**	**(675)**	**1,115**	**917**	**1,178**
Exchange differences on translation of foreign operations				57				57
Exchange (gain)/loss from recycling exchange differences from equity to income statement				(1)				(1)
Gains/(losses) on cash flow hedges				0				0
Actuarial gains/(losses) on employee benefits						(38)		(38)
Tax on items taken directly to or transferred from equity						13		13
• Net income/(loss) recognized directly in equity	–	–	–	56	–	(25)	–	31
Profit for the year							313	313
• Total recognized income and expense for the year	–	–	–	56	–	(25)	313	344
Appropriation of profit previous years						917	(917)	0
Share-based payments						17		17
Release LTIP shares					33	(33)		0
Cash dividend 2007						(125)		(125)
Stock dividend 2007	0	0						0
Exercise of share options					0	0		0
Cancellation of shares	(3)				617	(614)		0
Other movements			1			(1)		0
• **Balance at December 31, 2008**	**34**	**90**	**8**	**(257)**	**(25)**	**1,251**	**313**	**1,414**

Audit Fees note 36

With reference to section 382a(1) and (2) of the Dutch Civil Code, Book 2, the following fees for the financial year have been charged by KPMG Accountants N.V. to the Company, its subsidiaries and other consolidated entities:

	KPMG Accountants N.V.	Other KPMG member firms and affiliates	Total KPMG
	2008	2008	2008
Statutory audit of annual accounts	3.0	0.8	3.8
Other assurance services	0.1	0.3	0.4
Tax advisory services	–	2.0	2.0
Other non-audit services	–	0.1	0.1
• **Total**	**3.1**	**3.2**	**6.3**

	KPMG Accountants N.V.	Other KPMG member firms and affiliates	Total KPMG
	2007	2007	2007
Statutory audit of annual accounts	3.4	0.8	4.2
Other assurance services	0.2	0.3	0.5
Tax advisory services	–	1.9	1.9
Other non-audit services	0.1	0.2	0.3
• **Total**	**3.7**	**3.2**	**6.9**

Commitments and Contingent Liabilities note 37

Guarantees

Pursuant to section 403 of the Dutch Civil Code, Book 2, the Company has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries in the Netherlands. The relevant declarations have been filed with and are open for inspection at the Trade Register for the district in which the legal entity respective to the liability has its registered office.

The Company has issued a guarantee on behalf of one of its foreign subsidiaries for an amount of €5 million.

Other

The Company forms part of a Dutch fiscal entity and pursuant to standard conditions has assumed joint and several liabilities for the tax liabilities of the fiscal entity.

Amsterdam, February 24, 2009

Supervisory Board
A. Baan, Chairman
P.N. Wakkie, Deputy Chairman
B.F.J. Angelici
L.P. Forman
A.J. Frost
S.B. James
H. Scheffers

Executive Board
N. McKinstry, CEO and Chairman
B.L.J.M. Beerkens
J.J. Lynch, Jr.

Other Information on the Financial Statements

To: the Annual General Meeting of Shareholders of Wolters Kluwer nv

Auditors' Report

Report on the financial statements

We have audited the 2008 financial statements of Wolters Kluwer nv, Amsterdam. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2008, income statement, statement of recognized income and expense, and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2008, the company income statement for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Wolters Kluwer nv as at December 31, 2008, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Wolters Kluwer nv as at December 31, 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Executive Board is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, February 24, 2009

KPMG ACCOUNTANTS N.V.
M.J.P. Thunnissen RA

Appropriation of Profit for the Year

Article 29 of the Articles of Association

Paragraph 1
From the profit as it appears from the annual accounts adopted by the General Meeting of Shareholders, a dividend shall be distributed on the preference shares, whose percentage is equal to that of the average of the interest rate on basic refinancing transactions of the European Central Bank – weighted according to the number of days on which this interest rate applied – during the financial year or part of the financial year for which the dividend is distributed, increased by three. The dividend on the last-mentioned preference shares shall be calculated on an annual basis on the paid-up part of the nominal amount. If in any financial year the distribution referred to in the first full sentence cannot be made or can only be made in part because the profits are not sufficient, the deficiency shall be distributed from the distributable part of the Company's equity. No further dividend shall be distributed on the preference shares.

Paragraph 2
Subsequently such allocations to reserves shall be made as the Executive Board shall determine, subject to the approval of the Supervisory Board.

Paragraph 3
Any balance remaining after that shall be distributed at the disposal of the General Meeting of Shareholders.

Paragraph 5
Distribution of profit shall be made after adoption of the annual accounts showing that it is permitted.

Paragraph 7
If a loss is suffered for any year that loss shall be transferred to a new account for set-off against future profits and for that year no dividend shall be distributed. On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve, however, to wipe off such a loss by writing it off on a reserve that need not be maintained according to the law.

Article 30 of the Articles of Association

Paragraph 1
On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve that a distribution of dividend on ordinary shares shall be made entirely or partially not in money but in ordinary shares in the capital of the Company.

Paragraph 2
On the proposal of the Executive Board that has been approved by the Supervisory Board, the General Meeting of Shareholders may resolve on distributions in money or in the manner as referred to in Paragraph 1 to holders of ordinary shares against one or more reserves that need not be maintained under the law.

Proposed cash distribution *in millions of euros*	**2008**	2007
Proposed cash distribution	186	180

Pursuant to Article 30 of the Articles of Association, and with the approval of the Supervisory Board, a proposal will be submitted to the Annual General Meeting of Shareholders to make a distribution of €0.65 per share in cash or in shares at a ratio to be determined and announced on April 29, 2009.

Other Information



Other Information

Corporate Governance

General

Corporate governance is an important subject for Wolters Kluwer. The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the company. An outline of the broad corporate governance structure will be provided in this chapter. In 2008, Wolters Kluwer complied with all of the principles and Best Practice Provisions of the Dutch Corporate Governance Code 2003 that was applicable until December 31, 2008 (the "Code"), unless stipulated otherwise in this chapter. Early 2009, the Executive Board and Supervisory Board have discussed the amended corporate governance Code that came into force as of January 1, 2009 (the "Amended Code"). In this chapter, an indication will be given of the company's preliminary views with respect to some of the best practice provisions in the Amended Code that are different from the Code. As recommended in the preamble of the Amended Code, the company will report about compliance with the Amended Code in the 2009 Annual Report, and put the subject on the agenda of the Annual General Meeting of Shareholders in 2010 for discussion as a separate agenda item. Potential material future corporate developments might justify deviances from the Amended Code at the moment of occurrence.

Executive Board

The Executive Board is responsible for achieving the company's aims, the strategy and associated risk profile, the development of result and corporate social responsibility issues that are relevant to the company. The members of the Executive Board are appointed by the General Meeting of Shareholders. The full procedure of appointment and dismissal of members of the Executive Board is explained in article 15 of the company's Articles of Association. The remuneration of the members of the Executive Board is determined by the Supervisory Board, based on the advice of the Selection and Remuneration Committee of the Supervisory Board. In line with the Code, the remuneration policy and the Long-Term Incentive Plan (LTIP) for the Executive Board were adopted and approved by the Annual General Meeting of Shareholders in 2004. In connection with a number of changes to the remuneration policy and to the LTIP, these subjects were submitted to the Annual General Meeting of Shareholders again in 2007. The Annual General Meeting of Shareholders adopted and approved the amendments. Early December 2008, the Supervisory Board has resolved not to amend the remuneration policy for 2009, and not to increase the base salary of the Executive Board members in 2009. In the course of 2009, the Supervisory Board will review whether, taking into consideration the Best Practice Recommendations of the Amended Code, it will propose to the Annual General Meetings of Shareholders that will be held in 2010 to amend the remuneration policy for 2010, and to which extent the company will comply with the amended Best Practice Provisions regarding remuneration. For a detailed description of the remuneration policy, reference is made to → Remuneration Report.

Long-Term Incentive Plan

Under the LTIP, Executive Board members can earn ordinary shares after a period of three years from the date of the conditional award. Earning of the ordinary shares is subject to clear and objective three-year performance criteria established in advance. After earning ordinary shares, the Executive Board members are not required to retain them for a period of five years or until the end of their employment, as recommended in Best Practice Provision II.2.3 of the Code (Best Practice Provision II.2.5 of the Amended Code). Wolters Kluwer sees no reason to require the Executive Board members to hold their ordinary shares for five years, because under the plan, conditional awards by the Supervisory Board recur on an annual basis and, as such, the Executive Board members will always have a strong incentive to pursue the long-term interests of the company. A five-year holding period will have no added value in this respect.

Term of appointment

In relation to Best Practice Provision II.1.1 (appointment of Executive Board members for a term of four years), the existing contracts with Ms. McKinstry and Mr. Beerkens (who were appointed for an indefinite period of time) will be honored. However, in line with the Code, at the Annual General Meeting of Shareholders that was held in 2007, Mr. J.J. Lynch, Jr. was appointed as member of the Executive Board for a term of four years.

Severance arrangements
Because the company is acting in a competitive international environment, it is of crucial importance to have enough flexibility with respect to remuneration and terms of employment when new Executive Board members are appointed. For that reason the company does not commit to the best practice provision in the Code regarding the maximum remuneration in the event of involuntary dismissal (Best Practice Provision II.2.7 of the Code, and II.2.8 of the Amended Code). When new Executive Board members will be appointed in the future, the Amended Code will be taken into consideration, but in order to be able to attract top talent in a global market, it will also depend on factors such as market practice, nationality, and existing employment agreements, to which extent the company will comply in individual cases with this best practice provision.

Code of Conduct on Insider Trading
Wolters Kluwer has a very strict Code of Conduct on Insider Trading. The Executive Board members are only allowed to trade in Wolters Kluwer securities during open periods of a maximum of four weeks each, after publication of periodical results. There are also restrictions on trading in securities of peer group companies. Under the Wolters Kluwer Code of Conduct on Insider Trading, Executive Board members are not compelled, however, to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code (Best Practice Provision II.2.6). In the industry in which Wolters Kluwer operates, Board members generally do not receive sensitive information about other Dutch listed companies in the ordinary course of business. Therefore, the Supervisory Board and the Executive Board see no added value for the company to monitor trading in securities of all Dutch listed companies by members of the Executive Board. Best Practice Condition II.2.6 of the Code has been deleted in the Amended Code.

Risk management
The company has an internal risk management and control system in place that in the view of the Executive Board is suitable to the company. For a description of the risks and the internal risk management and control systems, reference is made to → Risk Management.

Corporate social responsibility
The Executive Board is committed to corporate social responsibility. A sustainable entrepreneurship report is published every year. In addition, a separate section of the company's website is dedicated to corporate social responsibility. The Company Values and Business Principles are an important tool of corporate social responsibility. Furthermore, a separate Human Rights policy has been adopted. The company is listed in the Dow Jones Sustainability Index. In 2009, additional steps will be taken to further implement corporate social responsibility within the company. For more information, reference is made to the → Sustainable Entrepreneurship Report.

Supervisory Board
Wolters Kluwer has a two-tier board structure. The Executive Board members are responsible for the day-to-day operations of the company. The role of the Supervisory Board is to supervise the policies of the Executive Board and the general affairs of the company and its enterprise, taking into account the relevant interests of the company's stakeholders and to advise the Executive Board. The Supervisory Board has also due regard to corporate social responsibility issues which may be relevant to Wolters Kluwer.

Appointment and composition
The General Meeting of Shareholders appoints the members of the Supervisory Board. The full procedure of appointment and dismissal of members of the Supervisory Board is explained in article 21 of the company's Articles of Association. At present, all Supervisory Board members are independent from the company. The number of supervisory board memberships of all Supervisory Board members is limited to such extent that the proper performance of their duties is assured. None of the Supervisory Board members is a member of more than five supervisory boards of Dutch listed companies, with any chairmanships counting as two memberships. The Supervisory Board recognizes the importance of diversity. Elements of diversity include nationality, gender, age, and expertise. In its current composition the Supervisory Board to a large extent reflects these various elements. More specifically, the current composition of the Supervisory Board comprises expertise within the broad information industry as well as specific market segments in which the company operates, such as healthcare, and reflects the international nature of the company. In line with the Amended Code, the Supervisory Board will review its profile in the course of 2009, and add which specific objective it pursues with respect to diversity.

Provision of information
Wolters Kluwer considers it important that the Supervisory Board members are well-informed about the business and operations of the company. Towards this end, operating managers, including divisional CEOs, hold presentations to the Supervisory Board on their businesses on a regular basis. These presentations can relate to the operations in general and to business development. In addition, the company facilitates visits to operating companies and individual meetings with staff and line managers.

Remuneration and Code of Conduct on Insider Trading
The Annual General Meeting of Shareholders shall determine the remuneration of the Supervisory Board members. The

remuneration shall not depend on the results of the company. The Supervisory Board members do not receive shares or stock options by way of remuneration, nor shall they be granted loans. They are bound by the same Code of Conduct on Insider Trading as the Executive Board members. They are not compelled to periodically notify the compliance officer of changes of their holdings in other Dutch listed companies as recommended in the Code (Best Practice Provision III.7.3), for the same reason as explained in the paragraph about the Executive Board. This Best Practice Condition has been deleted in the Amended Code. At present, none of the Supervisory Board members owns any securities in Wolters Kluwer.

Committees

As part of its responsibilities, the Audit Committee focuses on the operation of internal risk management and control systems, and on the role and functioning of the internal audit department and external auditors. The Audit Committee consists of at least three people. In line with the Code, the Terms of Reference of the Audit Committee determine that at least one member of the Audit Committee shall be a financial expert. In the current composition, both Mr. Scheffers (Chairman of the Audit Committee) and Mr. Forman are financial experts.

The Supervisory Board also has installed a Selection and Remuneration Committee. Because appointments and remuneration are often closely related, the Supervisory Board sees no advantages in two separate committees. Installing two separate committees consisting of the same members would only increase the administrative burden. The Chairman of the Supervisory Board will not be the Chairman of the Selection and Remuneration Committee. The Selection and Remuneration Committee shall in any event be responsible for drafting policies associated with remuneration within the company and for a proposal to the Supervisory Board regarding the specific remuneration of individual Executive Board members. The Selection and Remuneration Committee is also responsible for drawing up selection criteria and appointment procedures for Supervisory Board members and Executive Board members. Furthermore, the Selection and Remuneration Committee monitors the succession planning at the company.

Shareholders and the General Meeting of Shareholders

At least once a year, a General Meeting of Shareholders will be held. The agenda of the Annual General Meeting of Shareholders shall in each case contain the report of the Executive Board, the adoption of the financial statements, the report of the Supervisory Board, and the proposal to distribute dividends or other distributions. Resolutions to release the members of the Executive and Supervisory Boards from liability for their respective duties shall be voted on separately. Shareholders who alone or jointly represent at least half a percent (0.5 %) of the issued capital of Wolters Kluwer, or who represent alone or jointly a block of shares at least worth € 50 million, shall have the right to request the Executive Board or Supervisory Board that items be put on the agenda of the Annual General Meeting of Shareholders.

In 2008, Wolters Kluwer again took active steps with the aim to increase the percentage of shares present or represented at the Annual General Meeting of Shareholders. These steps included publication of the agenda and annual report four weeks before the meeting, a registration date three weeks before the meeting, no blocking of shares before the meeting, making available standard proxy forms and voting instruction forms on the website, and enabling shareholders to give voting instructions prior to the meeting electronically. As a result, approximately 55 % of the capital of the company was present or represented at the Annual General Meeting of Shareholders in 2008.

Amendment Articles of Association

A resolution to amend the Articles of Association may only be passed at the proposal of the Executive Board subject to the approval of the Supervisory Board.

Issuance of shares

The Articles of Association of the company determine that shares shall be issued at the proposal of the Executive Board and by virtue of a resolution of the General Meeting of Shareholders, subject to designation of the Executive Board by the General Meeting of Shareholders. At the Annual General Meeting of Shareholders of April 22, 2008, the Executive Board has been granted the authority for a period of 18 months to issue new shares, with exclusion of pre-emptive rights, subject to approval of the Supervisory Board.

Acquisition of own shares

Acquisition of own shares may only be effected if the General Meeting of Shareholders has authorized the Executive Board for the purpose, and while respecting the restrictions imposed by the Articles of Associations of the company. At the Annual General Meeting of Shareholders of April 22, 2008, the authorization to acquire own shares has been granted to the Executive Board for a period of 18 months.

Audit functions

The Executive Board is responsible for the quality and completeness of publicly disclosed financial reports. The Supervisory Board shall see to it that this responsibility is fulfilled.

External auditor

The external auditor is appointed by the General Meeting of Shareholders. Wolters Kluwer intends to have the external auditor appointed by the General Meeting of Shareholders every four years, after a thorough assessment of the performance of the external auditor. This appointment occurred four years ago, at the Annual General Meeting of Shareholders of April 14, 2005, and therefore the appointment of the auditor will be on the agenda again at the Annual General Meeting of Shareholders that will be held on April 21, 2009. A thorough assessment of the performance of the external auditor took place in 2008. The assessment included a questionnaire that had to be filled out by the divisions and operating companies, and a performance evaluation by KPMG accountants N.V. that was based on interviews with various Wolters Kluwer employees. Based on the results of the assessment, the Supervisory Board proposes to the General Meeting of Shareholders that will be held on April 21, 2009, to reappoint KPMG accountants N.V.. In addition to this thorough assessment every four years, the Executive Board and the Audit Committee shall report their dealings with the external auditor to the Supervisory Board on an annual basis. The Supervisory Board also has the discretion to put the appointment of the external auditor on the agenda of the General Meeting of Shareholders before the lapse of a four-year period, if so warranted. The external auditor may be questioned by the General Meeting of Shareholders in relation to his auditor's opinion on the financial statements. The external auditor shall therefore attend and be entitled to address the General Meeting of Shareholders. The company has a policy on auditor independence in place, which has been published on the company's website, www.wolterskluwer.com.

Internal auditor

The internal auditor operates under the responsibility of the Executive Board. The external auditor and the Audit Committee are involved in drawing up the work schedule of the internal auditor. The work schedule is based on an overall risk assessment within the company. The findings of the internal auditor and follow up actions will be presented to the external auditor and the Audit Committee.

Preference shares

Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation have concluded an agreement based on which preference shares can be taken by the Foundation. This option on preference shares is at present a measure that could be considered as a potential protection at Wolters Kluwer against exercising influence by a third party on the policy of the company without the consent of the Executive Board and Supervisory Board, including events that could threaten the continuity, independence, identity, or coherence between the activities of the company. The Wolters Kluwer Preference Shares Foundation is entitled to exercise the option on preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Among others by the exercise of the option on the preference shares by the Foundation, the Executive Board and the Supervisory Board will have the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, or with respect to a third party that otherwise wishes to exercise decisive influence, and enables the Boards to examine and implement alternatives. All members of the Wolters Kluwer Preference Shares Foundation are independent of the company.

Change of control

The employment contracts of the Executive Board members and a small group of senior executives contain stipulations with respect to a change of control of the company. According to these stipulations, in case of a change of control, the relevant persons will receive 100% of the number of conditional rights on shares awarded to them with respect to pending Long-Term Incentive Plans of which the performance period has not yet been ended. In addition, they can receive a cash compensation if their employment agreement would end following a change of control.

Information pursuant to Decree Clause 10 Take-over Directive

The information specified in both clause 10 of the Take-over Directive and the Decree, which came into force on December 31, 2006 (Decree Clause 10 Take-over Directive), can be found in this chapter and in → Information for Shareholders and Investors.

Information pursuant to Clause 5:25f of the Act on financial supervision

The information and documents specified in clause 5:25f of the Act on financial supervision (*Wet op het financieel toezicht*) can be found on the website of the company, www.wolterskluwer.com, where all material press releases of the company issued in 2008 can be found under Press.

Legal structure

The ultimate parent company of the Wolters Kluwer group is Wolters Kluwer nv. In 2002, Wolters Kluwer nv abolished the voluntary application of the structure regime (*structuurregeling*). As a consequence, the structure regime became applicable to Wolters Kluwer Nederland bv, which is the parent company of the Dutch operating subsidiaries. Wolters Kluwer International Holding bv is the direct or indirect parent company of the operating subsidiaries outside the Netherlands.

Report of the Wolters Kluwer Preference Shares Foundation

Stichting Preferente Aandelen Wolters Kluwer

Activities

The Board of the Wolters Kluwer Preference Shares Foundation met twice in 2008. The matters discussed included the full-year 2007 results, the half-year 2008 results, the execution of the strategy, the financing of the company, acquisitions and divestments, developments in the market, and the general course of events at Wolters Kluwer. The Board of the Foundation also followed developments of the company outside of Board meetings, among others through receipt by the Board members of all press releases. As a result, the Board of the Foundation has a good view on the course of events at Wolters Kluwer. The Board of the Foundation also closely monitored the developments with respect to corporate governance and relevant Dutch legislation, and discussed that topic during the meetings. Furthermore, the composition of the Board of the Foundation was discussed. All members of the Wolters Kluwer Preference Shares Foundation are independent of the company. The Foundation acquired no preference shares during the year under review.

Exercise of the preference shares option

Wolters Kluwer and the Wolters Kluwer Preference Shares Foundation have concluded an agreement based on which preference shares can be taken by the Foundation. This option on preference shares is at present a measure that could be considered as a potential protection at Wolters Kluwer against exercising influence by a third party on the policy of the company without the consent of the Executive Board and Supervisory Board, including events that could threaten the continuity, independence, identity, or coherence between the activities of the company. The Foundation is entitled to exercise the option on preference shares in such a way that the number of preference shares taken will be no more than 100% of the number of issued and outstanding ordinary shares at the time of exercise. Among others by the exercise of the option on the preference shares by the Foundation, the Executive Board and the Supervisory Board will have the possibility to determine their position with respect to, for example, a party making a bid on the shares of Wolters Kluwer and its plans, or with respect to a third party that otherwise wishes to exercise decisive influence, and enables the Boards to examine and implement alternatives.

Composition of the Board of the Wolters Kluwer Preference Shares Foundation

In 2008, Mr. Van der Wielen resigned as member of the Board of the Foundation. The Board is still searching for a good candidate to fill the vacancy. No other changes took place in the composition of the Board of the Foundation in 2008. The Foundation is a legal entity that is independent from the Company as stipulated in clause 5:71 (1) sub c of the Act on financial supervision (*Wet op het financieel toezicht*).

Amsterdam, February 24, 2009

Board of Wolters Kluwer Preference Shares Foundation
R.P. Voogd, Chairman
R.W.J.M. Bonnier
H.G. Bouwman
J.H.M. Lindenbergh

Management Profiles*

Executive Board

Nancy McKinstry, *CEO and Chairman*
United States, 1959, Chief Executive Officer and Chairman of the Executive Board since September 1, 2003, Member of the Executive Board since June 1, 2001.

Before assuming her present position in 2003, Ms. McKinstry gained more than a decade of experience at Wolters Kluwer and its operating companies in North America. Most recently, she was an Executive Board member of the company and previously served as CEO of Wolters Kluwer's operations in North America. She also was President and CEO of CCH Legal Information Services, now a part of Wolters Kluwer's Corporate & Financial Services division. Earlier, Ms. McKinstry held product management positions with CCH INCORPORATED, now part of Wolters Kluwer's Tax, Accounting & Legal division.

In 1999, Ms. McKinstry worked as CEO of SCP Communications, a medical information company, before rejoining Wolters Kluwer to head its North American operations. Early in her career, she held management positions with Booz Allen Hamilton, an international management-consulting firm, where she focused on assignments in the media and technology industries.

Ms. McKinstry is a member of the Boards of Directors of leading telecom supplier Ericsson, the American Chamber of Commerce in the Netherlands, and TiasNimbas Business School. Ms. McKinstry is also a member of the Advisory Council of the Amsterdam Institute of Finance, the Dutch Advisory Council of INSEAD, the Advisory Board for the University of Rhode Island, and the Board of Overseers of Columbia Business School. In addition, she is a member of the University Club of New York City.

Ms. McKinstry earned her MBA in Finance and Marketing from Columbia University, New York, where she graduated Beta Gamma Sigma and a Bachelor of Arts degree in Economics from the University of Rhode Island, Kingston, where she graduated Phi Beta Kappa. In May 2005, she was awarded the honorary degree of Doctor of Laws by the University of Rhode Island in recognition of her contributions to business.

Boudewijn Beerkens, *CFO and Member*
The Netherlands, 1963, Chief Financial Officer since November 1, 2002, Member of the Executive Board since May 1, 2003.

Before his appointment as member of the Executive Board by the Annual General Meeting of Shareholders of April 2003, Mr. Beerkens was Chief Financial Officer since November 2002. In is current role, Mr. Beerkens is responsible for the corporate areas of Accounting, Business Analysis & Control, Internal Audit and Internal Controls, Investor Relations, Mergers & Acquisitions, Risk Management, Taxation, and Treasury.

Prior to joining Wolters Kluwer, Mr. Beerkens was Managing Partner at PricewaterhouseCoopers, responsible for the Corporate Finance and Recovery team. Previously, he held a position at Vendex do Brasil where he was charged with responsibility for strategic development of the food division in Brazil. His banking expertise derives from his time with Citicorp Investment Bank in London.

Mr. Beerkens is a member of the Supervisory Board of Goedland nv, a member of the Executive Committee of Amsterdam Partners, a member of the Advisory Committee of Bencis Capital Partners, a member of the Advisory Board of Verder Industries, a member of the Editorial Advisory Board CFO Europe, a member of the Council of Trustees of the RCOAK (Roomsch Catholijk Oude Armen Kantoor), and a Founding Friend of the United World Colleges Nederland.

Mr. Beerkens earned his MBA degree in Business Administration from the Rotterdam School of Management of the Erasmus University, Rotterdam, and a master's degree in Dutch Civil Law and Notarial Law from the Free University, Amsterdam.

Jack Lynch, *Member*
United States, 1959, Member of the Executive Board since May 1, 2007.

In his role as Executive Board member, Mr. Lynch is responsible for global shared services, technology, business development, and the transport services business. Before his appointment as member of the Executive Board by the Annual General Meeting of Shareholders on April 20, 2007, Mr. Lynch was Senior Vice President, Business Development since June 2006. In this role, he was responsible for the identification and investigation of cross-divisional business opportunities, focusing on leveraging existing products and business models, with particular emphasis on software and web-based enterprise applications and workflow tools.

Before joining Wolters Kluwer in 2006, Mr. Lynch was president and CEO of the Pearson School Technology Group within

* Profiles of Members of Management of Wolters Kluwer are also available on www.wolterskluwer.com

the Pearson Education School Companies, Phoenix, Arizona. In this role, he oversaw technology-focused businesses, including Pearson School Systems and Family Education Network, as well as central software development, business development, and strategic initiatives. Mr. Lynch also was founding CEO and board member of bigchalk.com, New York, and general manager of a number of information services and technology companies including Jnana Technologies, an artificial intelligence software company.

Before that time he served as president of CCH Legal Information Services, a leading provider of corporate agent representation, corporate filing, and UCC search and filing services, that has since become part of Wolters Kluwer.

Mr. Lynch holds a Bachelor of Arts from Boston University.

Supervisory Board

Adri Baan, *Chairman*
The Netherlands, 1942, Appointed in 2002, current term until 2010, Member of the Selection and Remuneration Committee and Member of the Audit Committee

Position: Former Executive Board Member of Royal Philips Electronics nv

Supervisory directorships and other positions: Chairman of the Supervisory Board of Hagemeyer nv (until March 28, 2008) and Koninklijke Volker Wessels Stevin nv; Chairman of the Board of Directors (Non-Executive Director) of Dockwise Ltd. (Bermuda); Member of the Supervisory Board and the Audit Committee of Imtech nv; Member of the Supervisory Board of Océ nv; Chairman of the Supervisory Committee of the Authority for the Financial Markets, the Netherlands; Member of the Supervisory Committees of The University of Amsterdam and Academic Medical Centre, Amsterdam.

Peter Wakkie, *Deputy Chairman*
The Netherlands, 1948, Appointed in 2005, current term until 2009, Member of the Selection and Remuneration Committee

Position: Chief Corporate Governance Counsel and member of the Executive Board of Royal AHOLD nv

Bruno Angelici
France, 1947, Appointed in 2007, current term until 2011

Position: Executive Vice President, Europe, Japan, Asia Pacific, Latin America, Middle East and Africa of AstraZeneca Plc.

Len Forman
United States, 1945, Appointed in 2005, current term until 2009, Chairman of the Selection and Remuneration Committee and Member of the Audit Committee

Position: Former Executive Vice President and Chief Financial Officer of the New York Times Company (United States)

Supervisory directorships and other positions: Non-Executive Director and Chairman of the Audit Committee of TechTarget Inc. (United States); Member of the Board of Advisors of Veronis Suhler Stevenson (United States)

Jane Frost
United Kingdom, 1957, Appointed in 2001, current term until 2009

Position: Individual Customer Director of HM Revenue & Customs (United Kingdom Government)

Supervisory directorships and other positions: Non-Executive Director and Trustee of Lowry Arts Centre (United Kingdom); DirectGov UK and Jobcentre Plus (United Kingdom Government)

Non-Executive Director of BBC Children in Need Ltd. (United Kingdom); Supervisory Council Member and Chair of HTI Education Trust; Fellow, Chartered Institute of Marketing and Fellow, Royal Society of Arts (United Kingdom)

Stuart James
Australia, 1948, Appointed in 2006, current term until 2010.

Position: Former Group Managing Director and CEO of Mayne Group Ltd. (Australia)

Former Managing Director of the Colonial State Bank (formerly State Bank of New South Wales) (Australia)

Supervisory directorships and other positions: Non-Executive Director and Chairman of Australia Pacific Paper Manufacturers, Balnave Corporate Ltd., Coneco Ltd., and Pulse Health Limited (Australia); Non-Executive Director of Prime Financial Group (formerly Australian Valua Funds Management); Member of the Advisory Board of Gresham Private Equity Ltd. (Australia)

Henk Scheffers
The Netherlands, 1948, Appointed in 2004, current term until 2012. Chairman of the Audit Committee

Position: Former member of the Executive Board of Directors of SHV Holdings nv

Supervisory directorships and other positions: Vice Chairman of the Supervisory Board of Flint Holding nv; Member of the Supervisory Board and Chairman of the Audit Committee of Royal Friesland Campina nv; Member of the Supervisory Board of Aalberts Industries nv; Member of the Investment Committee of NPM Capital nv; Trustee ("B Director") of the Management Board of Hagemeyer nv (from March 28, 2008 until July 2008)

Divisional and Global Shared Services Management

Robert Becker
President and CEO of Wolters Kluwer Health since November 2008, prior to that he was President and CEO Law & Business since July 2003. Prior to joining Wolters Kluwer, Mr. Becker was CEO of Jupiter-MediaMetrix. His extensive leadership experience in the global media and information services industry includes 13 years at The Thomson Corporation. Mr. Becker also ran a technology-based Internet start-up firm and spent nine years with PriceWaterhouse.

Christopher Cartwright
President and CEO of the Wolters Kluwer Corporate & Financial Services division. Prior to his current position, Mr. Cartwright held several positions with Wolters Kluwer, including CEO of Wolters Kluwer Legal, Tax & Business North America, President and CEO of CCH Legal Information Services, and President of the Wolters Kluwer North America Shared Services group. Before joining Wolters Kluwer in 1997, Mr. Cartwright served as a Senior Vice President for Christie's International Inc. Previously, he was a management consultant in the Strategic Management Services Group of Coopers & Lybrand.

Stacey Caywood
President and CEO of Wolters Kluwer Law & Business (U.S.) since November, 2008. Previously she has been Vice President of the Wolters Kluwer Law & Business Legal Professional Group since 2004. Ms. Caywood is a seasoned leader with a 16-year track record of success at CCH and Wolters Kluwer where she has led strategic planning, publishing, sales, marketing, and new product development.

Rolv Eide
CEO of Wolters Kluwer Legal, Tax & Regulatory Europe since November 2003. He joined Wolters Kluwer from Tele Atlas Europe, where he was Chief Operating Officer. From 1985 to 2001, he worked with Dun & Bradstreet, the latter part as Executive Vice President.

Tom Lesica
CEO of Global Shared Services, appointed in January 2009. Prior to his current position, Mr. Lesica was CEO of Wolters Kluwer North American Shared Services as of January 2008. Before joining Wolters Kluwer, Mr. Lesica was the Group Vice President of Business Operations and Information Technology at Avaya Communications. Over the last 20 years, Mr. Lesica has held a number of senior executive positions at large firms including IBM, Pepsico, and J. Crew.

Kevin Robert
President and CEO of Wolters Kluwer Tax and Accounting. Previously, Mr. Robert served as President and CEO of CCH Tax Compliance. During his more than 25 years with CCH, he has worked extensively in sales and marketing and was instrumental in the development and launch of numerous highly successful products and businesses.

Senior Vice Presidents

Kathy Baker
Senior Vice President Human Resources since January 2004. Previously, Ms. Baker was Vice President Human Resources for Legal, Tax & Business North America and joined Wolters Kluwer in February 2000. Prior to that, she held various positions with Merrill Lynch and Prudential Insurance Company.

Jheroen Muste
Senior Vice President Mergers & Acquisitions since July 2008. Mr. Muste was previously Vice President Mergers & Acquisitions and joined Wolters Kluwer in December 2003. Before joining Wolters Kluwer, he worked at Pricewaterhouse-Coopers Corporate Finance & Recovery, latest in the position of Associate Director M&A.

Ann Riposanu
Senior Vice President Planning & Analysis since June 2007. Ms. Riposanu was previously Assistant to the Chairman of Wolters Kluwer, joining the company in October 2003. Prior to that, she worked as Vice President of Corporate Development at PRIMEDIA Inc. and prior to that was an attorney with Simpson Thacher & Bartlett in New York.

Andres Sadler
Senior Vice President Strategy since August 2003. Before joining Wolters Kluwer in this role, Mr. Sadler was a Partner at Accenture's Strategy and Business Architecture Practice working in the United States and Latin America. Prior to that, he was a Principal at Booz, Allen & Hamilton where he led engagements focused on strategy development, operations improvement, and technology planning for media entertainment companies.

Information for Shareholders and Investors

Wolters Kluwer seeks to be thoroughly open with shareholders and the investment community, and is committed to a high degree of transparency in its financial reporting. The company regularly communicates with its shareholders and the investment community and has a comprehensive investor relations program throughout the entire year. The company is committed to helping investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large.

See → Investor Relations for more information.

2008 activities for shareholders and investors included:

- A full presentation by management of half-year and full-year results;
- Investor / Analyst Day focusing on Innovation and Technology in September;
- Conference call with management (audio webcast) providing trading update in November;
- Regular office and roadshow meetings with potential and existing shareholders and sell-side analysts covering the company; and
- Specific information for shareholders provided via the investors section of www.wolterskluwer.com, which includes detailed financial information, strategy, archived copies of presentations, and webcasts delivered throughout the year.

Calendar

March 19, 2009	Publication of 2008 Annual Report
April 21, 2009	Annual General Meeting of Shareholders
April 23, 2009	Ex-dividend quotation
April 27, 2009	Dividend record date
April 29, 2009	Stock dividend ratio date*
May 4, 2009	Cash distribution payable
May 6, 2009	Trading update
May 11, 2009	ADR Cash distribution payable
July 29, 2009	Half-Year 2009 results
November 4, 2009	Trading Update
February 24, 2010	Full-Year 2009 results

* after the close of trading

Share information *in euros unless otherwise indicated*	**2008**	2007
Diluted earnings per share [1]	1.09	1.08
Diluted ordinary earnings per share [1]	1.47	1.38
Diluted ordinary earnings per share in constant currencies [1]	1.52	1.38
Diluted free cash flow per share [1]	1.37	1.33
Basic earnings per share [1]	1.10	1.10
Ordinary earnings per share [1]	1.49	1.40
Free cash flow per share [1]	1.39	1.35
Proposed dividend / cash distribution per share	0.65	0.64
Weighted average number of shares issued [2]	284.6	300.5
Weighted average number of shares fully diluted [2]	288.3	304.7
Highest quotation	22.53	24.40
Lowest quotation	11.82	20.00
Quotation at December 31	13.54	22.48
Average daily trading volume of Wolters Kluwer on Euronext Amsterdam nv (thousands of shares)	1,842	1,794

1 From continuing operations
2 In millions of shares



Highest and lowest quotation
in euros
2004
2005
2006
2007
2008
25
20
15
10
15.55
17.45
22.47
24.40
22.53
11.90
13.31
16.67
20.00
11.82
Highest quotation
Lowest quotation

Source: Official Price List of Euronext Amsterdam

Share price development since January 2004


January 2004
December 2008
25
20
15
10
5
Wolters Kluwer
AEX (rebased)
DJES Media (rebased)
DJS Media (rebased)

Source: Bloomberg

Capital stock

The ordinary shares have a nominal value of € 0.12. The number of ordinary shares issued amounted to 287,086,404 on December 31, 2008 (December 31, 2007: 312,351,430). The weighted average number of diluted ordinary shares used to compute the diluted per share figures was 288.3 million (2007: 304.7 million).

Out of the money stock options are not included in this number. If these stock options are taken into account, the total weighted average number of diluted shares was 289.0 million (2007: 305.8 million).

Share buy-back program

During 2007, the company completed a share buy-back program to return greater value to shareholders. Wolters Kluwer returned € 645 million to shareholders through this share buy-back program and repurchased 29.8 million of its ordinary shares. With the approval of its shareholders obtained at the 2008 Annual General Meeting of Shareholders, the company cancelled the greater part of the shares acquired through the share buy-back program.

Market capitalization at December 31, 2008

On the basis of issued ordinary shares (excluding own shares held by the company): € 3.9 billion (2007: € 6.3 billion).

Geographical spread of Wolters Kluwer shares

Institutional investors hold the majority (92%) of the shares in Wolters Kluwer shares. With over 600 institutional investors in 28 countries, ownership is international in make-up. Investors in North America had an interest of 28% in the company in 2008 (2007: 32%), while European shareholders held an interest of 71% (2007: 67%).

Geographical spread of shareholders in approximate percentages on December 31, 2008, compared to the previous year.

Shareholders exceeding 5%

In accordance with the Act on financial supervision (*Wet op het financieel toezicht*):

- Morgan Stanley Investment Management Limited: 5.1%, disclosed on December 5, 2007
- Silchester International Investors Limited: 6.0%, disclosed on November 1, 2006

Listings

Capital stock:

- Netherlands, Amsterdam (Euronext Amsterdam: WKL.NA (Bloomberg), WLSNc.AS (Reuters); security code 39590, ISIN code NL0000395903)
- Germany, Frankfurt: ordinary shares for Wolters Kluwer
- United States, New York (over-the-counter, WTKWY, CUSIP No. 977874 20 5): American Depositary Receipts

ADR Trust Office:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005
United States
www.adr.db.com

Other Wolters Kluwer securities

Wolters Kluwer bonds listed in Amsterdam:

- 6.875% perpetual cumulative subordinated Wolters Kluwer nv Bonds 2001, €225 million (ISIN code NL0000119105)

Wolters Kluwer bonds listed in both Amsterdam and Luxembourg:

- 5.125% senior Wolters Kluwer nv Bonds, 2003/2014, €700 million (ISIN code XS0181273342)

Wolters Kluwer bonds listed in Luxembourg:

- 6.375% senior Wolters Kluwer nv Bonds, 2008/2018, €750 million (ISIN code XS0357251726)
- 6.748% senior Wolters Kluwer nv Bonds, 2008/2028, €36 million (ISIN code XS0384322656)

Credit ratings

In 2008, rating agencies reviewed Wolters Kluwer's credit rating. Standard & Poor's maintained the long-term rating at BBB+ with stable outlook. Moody's Investors Service also maintained the rating at Baa1 with a stable outlook.

Shareholders *in %*	**2008**	2007
North America	28	32
United Kingdom	37	26
Netherlands	19	24
France	8	9
Germany	2	3
Rest of Europe	5	5
Other	1	1
Total	**100**	**100**

Indices *in %*	**2008**	2007
AEX	1.87	1.57
FTSE Euro 300	0.12	0.10
DJ Euro Stoxx Media	7.71	7.15
DJS Media	4.81	3.93
S&P Euro 350 Media	5.13	4.80

Wolters Kluwer is included in approximately 40 equity indices.
Source: Bloomberg

10-Year Key Figures

	IFRS 2008	IFRS 2007	IFRS 2006	IFRS 2005	IFRS 2004[1]	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]
Revenues[2]	3,374	3,413	3,377	3,065	2,952	3,436	3,969	3,837	3,664	3,081
Operating profit[2]	503	546	435	374	356	91	264	459	514	692
Profit for the year from continuing operations, attributable to equity holders of the Company[2]	313	329	278	221	277					
Profit for the year, attributable to equity holders of the Company	313	917	321	260	311	(69)	382	140	186	358
Ordinary EBITDA[2]	756	747	635	557	559	722	881	919	878	813
Ordinary EBITA[2]	678	667	556	474	464	610	763	812	789	735
Ordinary net income[2]	423	421	344	287	272	349	442	436	412	410
(Proposed) dividend / cash distribution	186	180	179	167	164	161	156	150	140	128
Dividend proposal in % of ordinary net income[2]	44.0	42.7	52.0	58.4	60.3	46.1	35.3	34.4	34.0	31.2
Pay-out in % of profit for the year, attributable to equity holders of the Company	59.3	19.6	55.8	64.3	52.7	n.a.	40.8	107.1	75.3	35.7
Free cash flow[2]	395	405	399	311	407	393	400	328	363	386
Cash conversion ratio[2]	0.88	0.91	0.99	1.06	1.25	1.09	0.91			
Acquisition spending	667	198	773	357	56	97	300	502	492	414
Shareholders' equity	1,414	1,178	1,194	1,098	704	861	1,278	1,379	1,146	1,488
Guarantee equity	1,672	1,439	1,421	1,551	1,162	1,499	2,100	2,200	1,744	2,089
Net debt	2,254	1,793	2,050	1,637	1,527	1,900	2,664	2,821	2,614	2,363
Capital employed	3,774	2,474	2,819	2,878	3,008	3,691	4,590	4,779	3,951	4,132
Total assets	6,388	5,276	5,653	5,440	5,022	5,044	6,161	6,520	5,792	5,696
Amortization of goodwill, publishing rights, and impairments	124	121	121	81	65	423	415	353	275	89
Net capital expenditure[2]	140	125	93	79	66	92	147	151	124	117
Amortization other intangible assets and depreciation property, plant, and equipment[2]	78	80	79	83	95	112	118	107	89	78
Ratios										
As % of revenues:										
Operating profit[2]	14.9	16.0	12.9	12.2	12.1	2.6	6.7	12.0	14.0	22.5
Profit for the year from continuing operations, attributable to equity holders of the Company[2]	9.3	9.6	8.2	7.2	9.4	(2.0)	9.6	3.7	5.1	11.6
Ordinary EBITDA[2]	22.4	21.9	18.8	18.2	18.9	21.0	22.0	23.9	24.0	26.4
Ordinary EBITA[2]	20.1	19.5	16.5	15.5	15.7	17.8	19.2	21.2	21.5	23.9
Ordinary net income[2]	12.5	12.3	10.2	9.4	9.2	10.2	11.1	11.4	11.3	13.3

	IFRS 2008	IFRS 2007	IFRS 2006	IFRS 2005	IFRS 2004[1]	2003[1]	2002[1]	2001[1]	2000[1]	1999[1]
ROIC[2]	8.3[3]	8.5[3]	6.8	6.6	6.5	7.1	8.1			
Net interest coverage[2]	5.7	6.5	5.4	4.6	4.8	5.4	5.5	4.5	4.4	5.1
Net debt to EBITDA[2]	3.2	2.4	3.2	3.0	3.0	3.0	3.0	3.1	3.0	2.9
Net gearing	1.6	1.5	1.7	1.5	2.2	2.2	2.1	2.0	2.3	1.6
Shareholders' equity/capital employed	0.37	0.48	0.42	0.38	0.23	0.23	0.28	0.29	0.29	0.36
Guarantee equity to total assets	0.26	0.27	0.25	0.29	0.23	0.30	0.34	0.34	0.30	0.37
Information per share (€)										
On the basis of fully diluted:										
Diluted earnings per share[2]	1.09	1.08	0.90	0.73	0.93	(0.24)	1.30	0.52	0.68	1.29
Diluted ordinary earnings per share[2]	1.47	1.38	1.10	0.93	0.91	1.18	1.50	1.54	1.47	1.48
Diluted free cash flow per share[2]	1.37	1.33	1.27	1.01	1.35	1.32	1.36	1.17	1.30	1.39
Weighted average number of shares, diluted (millions)	288.3	304.7	321.4	316.6	310.1	309.3	306.2	289.7	284.2	281.2
Ordinary earnings per share[2]	1.49	1.40	1.12	0.95	0.92	1.20	1.56	1.55	1.48	1.48
Basic earnings per share[2]	1.10	1.10	0.91	0.73	0.93	(0.24)	1.34	0.50	0.67	1.29
Free cash flow per share[2]	1.38	1.35	1.30	1.03	1.37	1.36	1.41	1.16	1.30	1.39
Dividend / cash distribution per share	0.65[4]	0.64	0.58	0.55	0.55	0.55	0.55	0.53	0.50	0.46
Weighted average number of shares issued (millions)	284.6	300.5	307.1	302.4	295.6	289.8	284.3	281.8	279.4	277.2
Stock exchange										
Highest quotation	22.53	24.40	22.47	17.45	15.55	17.35	26.45	33.00	44.30	48.56
Lowest quotation	11.82	20.00	16.67	13.31	11.90	8.66	13.40	20.51	20.10	27.30
Quotation at December 31	13.54	22.48	21.79	17.08	14.77	12.40	16.60	25.60	29.04	33.60
Average daily trading volume of Wolters Kluwer on Euronext Amsterdam nv (thousands of shares)	1,842	1,794	1,573	1,393	1,245	1,660	1,129	2,037	2,750	2,160
Employees										
Headcount at December 31	20,063	19,544	19,901	18,452	18,393	19,689	20,833	20,297	19,209	18,793
In full-time equivalents at December 31	19,271	18,620	18,871	17,419	17,515	18,687	19,617	19,317	18,269	17,812
In full-time equivalents average per annum	20,290	19,827	19,704	18,467	18,270	19,540	20,284	19,766	19,009	17,452

1 Figures for the years 1999 – 2001 have not been restated. Figures for the years 2002 and 2003 have been restated for Dutch GAAP changes. As of 2005 IFRS has been applied. 2004 figures are restated for IFRS.

2 The figures for 2004 – 2006 have been restated to reflect the presentation of the Education division as discontinued operations.

3 As of 2008, the ROIC calculation has been amended for non-cash deferred tax liabilities. The 2007 comparative number has been restated accordingly.

4 Proposed tax dividend / cash distribution per share.

2009 Calendar

Corporate Events

February 25
Full-Year 2008 Results

March 19
Publication of 2008 Annual Report

April 21 (11:00 a.m. CET)
Annual General Meeting of Shareholders
(Okura Hotel Amsterdam)

April 23
Ex-dividend quotation

May 6
Trading update

July 29
Half-Year 2009 Results

November 4
Trading update

Customer Events

January 6-9
Association of American Law Schools
San Diego, CA
Wolters Kluwer Law & Business participating

January 20-21
HR Business Directors Summit
Birmingham, United Kingdom
Croner participating

January 20-22
Sydney Online
Australia, Sydney
Wolters Kluwer Health participating

January 23-24
Nursery World Exhibition
Islington, United Kingdom
Croner participating

January 23-25
The American Association Mid Winter meeting
Denver, CO
Wolters Kluwer Health participating

January 27
London CIOB Seminar
London, United Kingdom
Croner participating

January 29-30
The Ontario Library Association
Toronto, Canada
Wolters Kluwer Health participating

January 31 - February 4
Society of Critical Care Medicine
Nashville, TN
Wolters Kluwer Health participating

February 2-4
LegalTech
New York, NY
CLS and CCH, a Wolters Kluwer
business participating

February 10-14
Didacta
Hannover, Germany
Wolters Kluwer Germany participating

February 13
Topfiscalist 2009 Award Ceremony
Alphen aan den Rijn, The Netherlands
Kluwer organizing

February 25-28
American Academy of Orthopedic Surgeons
Las Vegas, NV
Wolters Kluwer Health participating

March
Colloquium Gridauh and Chamber of the Notaries
Paris, France
Wolters Kluwer France co-organizing

March 3-8
CeBIT
Hannover, Germany
Wolters Kluwer Germany participating

March 5
2020 Members Day
Coventry, United Kingdom
CCH participating

March 5
Transports Actualités Award
Paris, France
Wolters Kluwer France organizing

March 9
L'Officiel des transporteurs Election
Paris, France
Wolters Kluwer France organizing

March 9-11
IOSH exhibition
Liverpool, United Kingdom
Croner participating

March 9-12
Microsoft Convergence Conference
New Orleans, LA
CCH, a Wolters Kluwer business participating

March 12-14
Association of College & Research Libraries
Seattle WA
Wolters Kluwer Health participating

March 15-17
CAMEX 2009
Anaheim, CA
Wolters Kluwer Health participating

March 15-18
National Technology in Mortgage Banking
Conference & Expo
Las Vegas, NV
Wolters Kluwer Financial Services participating

March 17-18
IOSH exhibition
Liverpool, United Kingdom
Croner participating

March 18-22
ICBA National Convention & Techworld
Phoenix, AZ
Wolters Kluwer Financial Services participating

March 24-26
SITL- Transport
Paris, France
Wolters Kluwer France participating

March 26
Energy & Environment
Westminster, United Kingdom
Croner participating

March 26-28
LSCA Small Practitioners Conference
Cambridge, United Kingdom
CCH participating

March 27-29
Nursing Management's Recruitment & Retention
Conference
Chicago, IL
Wolters Kluwer Health participating

March 29-31
American College of Cardiology
Orlando, FL
Wolters Kluwer Health participating

March 30-April 1
Computers in Libraries
Crystal City, VA
Wolters Kluwer Health participating

April 2-4
ABA Tech Show
Chicago, IL
CT TyMetrix and CT Summation participating

April 3-5
CIOT Spring residential conference
London, United Kingdom
CCH participating

April 4-6
Pharmagora
Paris, France
Wolters Kluwer France organizing

April 4-7
NCMA World Congress
Long Beach, CA
Wolters Kluwer Law & Business participating

April 4-8
HIMMS09
Chicago, IL
Wolters Kluwer Health participating

April 25-28
National Conference for Nurse Practioners
Chicago, IL
Wolters Kluwer Health participating

April 26-28
HCCA 2009 Compliance Institute
Las Vegas, NV
Wolters Kluwer Law & Business sponsoring/participating

April 27-30
American Academy of Neurology
Seattle WA
Wolters Kluwer Health participating

May 2-6
American College of Obstretrics & Gyneacology
Chicago, IL
Wolters Kluwer Health participating

May 5–6
InsideCounsel Superconference
Chicago, IL
CT TyMetrix participating

May 6–7
New Jersey Business & Technology Show
Secaucas, NJ
CCH, a Wolters Kluwer business participating

May 6–8
Nursing 2009 Symposium
Orlando, FL
Wolters Kluwer Health organizing

May 6–9
HR Forum
Oriana, United Kingdom
Croner participating

May 10–11
Europa Truck Trial
France
Wolters Kluwer France co-organizing

May 15–20
International Trademark Association's Annual Meeting
Seatlle, WA
CT Corsearch and Wolters Kluwer Law & Business participating

May 18–20
Medical Library Association Annual Meeting
Honolulu, HI
Wolters Kluwer Health participating

May 18–21
American Psychiatric Association
San Francisco, CA
Wolters Kluwer Health participating

May 19–21
Sustainability Live
Birmingham, United Kingdom
Croner participating

May 19–20
U.K. TaxWorld National Conference
Birmingham, United Kingdom
CCH participating

May 20–21
Accounting Technology Show
New York, NY
CCH, a Wolters Kluwer business participating

May 20–22
American Payroll Association
Long Beach, CA
Wolters Kluwer Law & Business participating

May 21–23
60. Deutscher Anwaltstag
Braunschweig, Germany
Wolters Kluwer Germany participating

May 30–June 3
Canadian Health Libraries Association
Winnipeg, Canada
Wolters Kluwer Health participating

June 1–2
CA Accounting & Business Show
Los Angeles, CA
CCH, a Wolters Kluwer business participating

June 7–10
ABA Regulatory Compliance Conference
Orlando, FL
Wolters Kluwer Financial Services participating

June 8–9
Risk Management Forum
Stansted, United Kingdom
Croner participating

June 14–17
Special Libraries Association Annual Conference
Washington, DC
Wolters Kluwer Health and Wolters Kluwer Law & Business participating

June 24 – 28
Corporate Secretaries Show
San Diego, CA
CT Corporation and CT Lien Solutions participating

June 28–30
Society of Human Resource Management
New Orleans, LA
Wolters Kluwer Law & Business participating

July 21–25
NAFCU Annual Conference & Exhibition
National Harbor, MD
Wolters Kluwer Financial Services participating

July 26–28
American Association of Law Libraries
Washington, DC
Wolters Kluwer Law & Business participating

August 16–18
CCH TeamMate User Conference
Orlando, FL
CCH TeamMate organizing

August 23–27
International Federation of Library Associations and Institutions, Milan, Italy
Wolters Kluwer Health participating

August 25–26
IL CPA Business & Technology Solutions
Rosemont, IL
CCH, a Wolters Kluwer business participating

August 31–September 4
International congress of Medial Librarianship 2009
Queensland, Australia
Wolters Kluwer Health participating

September 4–6
CIOT Autumn Residential Conference
Warwick, United Kingdom
CCH participating

September 10–13
Nursing Management Congress
Chicago, IL
Wolters Kluwer Health participating

September 14–15
CT TyMetrix User Conference
Phoenix, AZ
CT TyMetrix organizing

September 23–24
U.K. Corporate Counsel Forum
Switzerland
CT TyMetrix participating

October 8–9
2020 Annual Conference
Coventry, United Kingdom
CCH participating

October 12–15
American College of Surgeons
Chicago, IL
Wolters Kluwer Health participating

October 13–15
Nursing Show
Paris, France
Wolters Kluwer France organizing

October 14–17
IPMA
Orlando, FL
CT Corporation Participating

October 14–18
Frankfurt Book Fair
Frankfurt, Germany
All divisions of Wolters Kluwer participating

October 17–21
American Society of Anesthesia
New Orleans, LA
Wolters Kluwer Health participating

October 18–21
ACC 2009 Annual Meeting
Boston, MA
CT Corporation, CT TyMetrix, and Wolters Kluwer Law & Business participating

October 24–27
American Academy of Ophthalmology
San Francisco CA
Wolters Kluwer Health participating

October 25–28
CCH User Conference
National Harbor, MD
CCH, a Wolters Kluwer business organizing

November 2–4
CT User Conference
Phoenix, AZ
CT Corporation organizing

November 5–6
Charter Group Annual conference
Midlands, United Kingdom
CCH participating

November 11–12
Education Forum
Stansted, United Kingdom
Croner participating

November 29–December 3
Radiological Society of North America
Chicago, IL
Wolters Kluwer Health participating

December 1–3
Online Information 2009
London, United Kingdom
Wolters Kluwer Health participating

For a full overview of Wolters Kluwer and industry events, see www.wolterskluwer.com.

Glossary

Average invested capital
The average of the previous year-end invested capital and the current year-end invested capital.

Basic earnings per share
The profit or loss attributable to the ordinary shareholders of the company, divided by the weighted average number of ordinary shares outstanding during the period.

Capital employed
Total of non-current assets and working capital.

Capital expenditure (CAPEX)
Sum of expenditure on property, plant, and equipment, and other intangible assets.

Cash flow: cash conversion ratio (CAR)
Calculated as cash flow from operations less net capital expenditure, divided by ordinary EBITA.

Cash flow: cash flow from operations
Ordinary EBITA before depreciation plus or minus autonomous movements in working capital.

Cash flow: free cash flow
Cash flow from operating activities less net capital expenditure, plus appropriation of Springboard costs (after taxation), plus dividends received from investments. Free cash flow is the cash flow available for payments of dividend to shareholders, acquisitions, down payments of debt, and repurchasing of shares.

Constant currencies
Income, expense, and cash flows in local currencies are recalculated to euro, using the average exchange rates of the previous calendar year.

Continuing operations
The Group, excluding those components and groups of the entity that have been disposed of or that are classified as held-for-sale.

Diluted earnings per share
Minimum of:

- Profit for the year attributable to the equity holders of the company divided by the weighted average number of shares (basic earnings per share), and
- Profit for the year attributable to the equity holders of the company, including a correction of interest (net of taxes) to income of unsubordinated convertible bonds on assumed conversion, divided by the diluted weighted average number of shares.

Share options that are not in the money and related interest are excluded from the diluted earnings per share calculation. Shares conditionally awarded under the LTIP are included in the diluted earnings per share calculation at 100% of the grant.

Diluted ordinary earnings per share
Minimum of:

- Ordinary net income divided by the weighted average number of shares (ordinary earnings per share), and
- Ordinary net income, including a correction of interest (net of taxes) to income of unsubordinated convertible bonds on assumed conversion, divided by the diluted weighted average number of shares.

Share options that are not in the money and related interest are excluded from the diluted earnings per share calculation.

Dividend cover
The number of times the dividend can be covered by ordinary net income. The dividend cover is: ordinary earnings per share divided by dividend per share.

Earnings per share growth (%)
Growth in earnings per share in comparison to a previous comparable period.

EBITA
EBITA (earnings before interest, tax, and amortization of publishing rights and impairments of goodwill and publishing rights) is calculated as operating profit before amortization of publishing rights and impairments.

EBITA margin
EBITA margin is defined as EBITA as a percentage of revenues.

EBITDA
Earnings before interest, tax, depreciation, amortization of publishing rights and other intangible assets, and impairments of goodwill and publishing rights.

EROA
Expected return on plan assets is the expected return derived from the pension plan assets and is based on market expectations at the beginning of the period, for returns over the entire life of the related pension obligations.

Financing results
Interest received or receivable from third parties ('finance income') less interest paid or due to third parties ('finance costs'), fair value changes through profit or loss of (derivative) financial instruments and foreign exchange differences on financial instruments.

Guarantee equity
Sum of group equity, subordinated (convertible) bonds and perpetual cumulative bonds.

Innovation rate
Revenues from new products for the 12-month period as a percentage of total revenues. See also the definition of new product revenues.

Invested capital
Capital employed, excluding non-operating working capital and cash and cash equivalents, adjusted for amortization of publishing rights and goodwill amortized or written-off to equity, less any related deferred tax liabilities.

KPI
Key performance indicator.

Net capital expenditure
Calculated as capital expenditure less the net book value of disposals.

Net gearing
Net debt divided by total equity.

Net debt
Sum of (long-term) loans, borrowings and bank overdrafts and deferred acquisition payments minus cash and cash equivalents and the net fair value of derivative financial instruments.

Net interest coverage
Calculated as the ratio between ordinary EBITA divided by net financing results.

New product revenues
Revenues from new products created in current year. Existing products of which form and / or content has changed substantially are also included as revenues from new products.

NOPAT
Net operating profit after allocated tax. Calculated as ordinary EBITA less allocated tax, based on the effective tax rate on ordinary income before tax.

Operating accounts receivable
Operating accounts receivable consist of trade receivables, prepayments, and other receivables.

Operating current liabilities
Operating current liabilities consist of salaries and holiday allowances, royalties payable, other liabilities and accruals, and social security premiums and other taxation.

Ordinary
The term 'ordinary' refers to figures adjusted for exceptional items and, where applicable, amortization of intangible assets. 'Ordinary' figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of the business.

Ordinary earnings per share
Ordinary net income divided by the weighted average number of shares.

Ordinary EBITA
EBITA before exceptional restructuring expense.

Ordinary EBITA margin
Calculated as ordinary EBITA as a percentage of revenues.

Ordinary EBITDA
EBITDA before exceptional restructuring expense.

Ordinary income before tax
Calculated as ordinary EBITA including financing results, income from investments, and results of associates.

Ordinary net income (= benchmark net profit)
Profit for the period attributable to the equity holders of the company, excluding the after tax effect of exceptional restructuring expense, results on disposals, amortization of publishing rights, and impairments of goodwill and publishing rights.

Organic revenue growth
Calculated as revenue of the period divided by revenue of the period in the previous reporting period, excluding the impact of acquisitions and disposals above a minimum threshold, all translated at constant currencies.

Personnel expenses
All labor costs relating to personnel employed (such as gross wages / salaries, bonuses or commissions, gratuities, holiday allowances, movements in the liability for vacation days, pensions, social charges, share-based payment charges, and fringe benefits) and the costs of temporary staff.

Profit for the year
Group result for the year after tax, being allocated to the equity holders of the company and the minority holders.

Renewal rate
Value of the subscription portfolio at the start of the year minus losses (attrition) during the year, expressed as a percentage of the starting position.

Return on invested capital (ROIC)
Return on invested capital is calculated by dividing NOPAT by average invested capital.

Revenues
Revenues from third parties less applicable value added tax and discounts.

Subscription rate
Revenues from subscription-products divided by total revenues.

Total revenue growth
Growth of revenues over a period with respect to the previous comparable period (including the impact of organic growth, acquisitions and disposals, and where applicable currency effects).

Working capital
Current assets less current liabilities.

Working capital: non-operating working capital
Non-operating working capital is the total of receivables / payables of derivative financial instruments, the short-term part of the restructuring provision, acquisition payables, interest receivable / payable, income tax receivable/payable, and borrowings and bank overdrafts.

Working capital: operating working capital
Operating working capital is working capital minus non-operating working capital minus cash and cash equivalents.

Index

Contact Information

Wolters Kluwer nv
Apollolaan 153
P.O. Box 75248
1070 AE Amsterdam
The Netherlands

Tel: +31 20 6070 400
Fax: +31 20 6070 490
info@wolterskluwer.com
www.wolterskluwer.com

Amsterdam Chamber of Commerce
Trade Registry No. 33.202.517

Investor Relations
Kevin Entricken, *Vice President*
Tel: +31 20 6070 407
Fax: +31 20 6070 499
ir@wolterskluwer.com

Corporate Communications
Caroline Wouters, *Vice President*
Tel: +31 20 6070 459
Fax: +31 20 6070 490
press@wolterskluwer.com

Corporate Human Resources
hr@wolterskluwer.com

General Counsel / Company Secretary
Maarten Thompson, *Vice President*
Tel: + 31 20 6070 442
Fax: + 31 20 6070 378
companysecretary@wolterskluwer.com

Wolters Kluwer Health
WoltersKluwerHealth-Communications@wolterskluwer.com

Corporate & Financial Services
Corporate Legal Services
info@ctadvantage.com
Financial Services
customersupportmailbox@wolterskluwer.com

Tax, Accounting & Legal
mediahelp@cch.com

Legal, Tax & Regulatory Europe
press@wolterskluwer.com

Other

Auditor
KPMG Accountants nv
Burgemeester Rijnderslaan 10 / 20, Amstelveen
P.O. Box 74500
1070 DB Amsterdam
The Netherlands
www.kpmg.com
info@kpmg.com

American Depositary Receipts Trust Office
Deutsche Bank Trust Company Americas
60 Wall Street
New York, NY 10005
United States
Tel: +1 212 250 9100
www.adr.db.com

About this Report

This annual report is available in print and online at www.wolterskluwer.com in English.

A Dutch Jaaroverzicht 2008 (2008 Year Overview) is available in print and as a PDF at www.wolterskluwer.com

Concept & production
Wolters Kluwer
Corporate Communications

Design and lay-out
Vandejong Amsterdam
Hamid Sallali

Photography
Taco Anema

Lithography
Nederlof Repro

Printing
Grafisch Bedrijf Tuijtel

Binding
Hexspoor

Paper
This annual report is printed on Munken Polar paper, FSC certified, produced by Arctic Paper.

Wolters Kluwer believes that it has a responsibility to contribute to the sustainable use of resources. Together with the 2008 Annual Report, Wolters Kluwer issued a separate report on its sustainability performance over 2008. This 2008 Sustainable Entrepreneurship Report is available online and as PDF at www.wolterskluwer.com in English.


Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SCS-COC-00973
© 1996 Forest Stewardship Council
FSC

Forward-looking Statements

This Annual Report contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information on Wolters Kluwer
visit www.wolterskluwer.com,
or contact Corporate Communications at
info@wolterskluwer.com;
+ 31 20 6070 400

Overview of Websites

Health

www.adisonline.com
www.clineguide.com
www.factsandcomparisons.com
www.lww.com
www.medi-span.com
www.ovid.com
www.provationmedical.com
www.uptodate.com
www.wkhealth.com
pharma.wkhealth.com

Corporate & Financial Services

www.appone.net
www.bizfilings.com
www.complianceheadquarters.com
www.ctcorsearch.com
www.ctlegalsolutions.com
www.ctsummation.com
www.cttymetrix.com
www.gainskeeper.com
www.pciwiz.com
www.uccdirect.com
www.wolterskluwerfs.com
www.wolterskluwerfs.com/cap
insurance.wolterskluwerfs.com

Tax, Accounting & Legal

www.aspenpublishers.com
www.atxinc.com
www.cantax.com
www.cch.ca
www.cch.com
www.cch.com.au
www.cch.com.sg
www.cch.co.uk
www.cchchina.com.cn
www.cchindia.co.in
www.cchsfs.com
www.cchsword.com
www.croner.co.uk
www.kluwerlaw.com
www.loislaw.com
www.mediregs.com
www.taxprep.com
www.taxwise.com
www.wolterskluwer.co.uk
tax.cchgroup.com/TeamMate
tax.cchgroup.com/CorpSystem
tax.cchgroup.com
tax.cchgroup.com/Kleinrock
business.cch.com
health.cch.com
hr.cch.com

Legal, Tax & Regulatory Europe

Belgium
www.kluwer.be
www.linkpower.be

Central and Eastern Europe
www.abc.com.pl
www.akademiai.com
www.aspi.cz
www.complex.hu
www.iura.sk
www.lex.com.pl
www.mcfr.ru
www.oe.pl
www.wolterskluwer.pl
www.wolterskluwer.ro
www.wolters-kluwer.ru

Denmark
web.magnus.dk

France
www.dalian.fr
www.wkf.fr

Germany
www.annotext.de
www.cwhaarfeld.de
www.luchterhand-hr.de
www.werner-verlag.de
www.wolterskluwer.de

Italy
www.cedam.com
www.ipsoa.it
www.osra.it
www.leggiditaliaprofessionale.it
www.utetgiuridica.it
www.wki.it

The Netherlands
www.kluwer.nl

Norway
www.akelius.no

Portugal
www.wkp.pt

Spain
www.a3software.com
www.ciss.es
www.especialdirectivos.es
www.laley.es
www.wkeducacion.es
www.wolterskluwer.es

Sweden
www.nj.se

Wolter Kluwer Transport Services
www.nolis.com
www.teleroute.com
www.transwide.com

For a full overview of Wolters Kluwer product and services websites, see www.wolterskluwer.com

Overview of Customers, Business

Health

Operations
the United States, Canada, Europe, Asia Pacific, and Latin America
Pharma Solutions, Medical Research, Professional & Education, Clinical Solutions

Customers
Allied health professionals
Doctors
Hospital administrators
Life sciences professionals
Managed care professionals
Medical, scientific, and academic researchers
Nurses
Pharmacists
Physicians
Professional society members
Students and teachers in healthcare professions

Brands
Pharma Solutions
Adis
Source®

Medical Research
Ovid

Professional & Education
Lippincott Williams & Wilkins

Clinical Solutions
Clin-eguide
Facts & Comparisons®
Medi-Span®
ProVation Medical
UpToDate®

Corporate & Financial Services

Operations
the United States and the United Kingdom
Corporate Legal Services, Financial Services

Customers
Banks
Brokerage companies
Broker-dealers and investment advisors
Business executives
Claims organizations
Corporate law departments
Credit unions
Finance professionals
Indirect lenders
Insurance firms and professionals
Law firms
Mortgage lenders
Mutual fund companies
Securities professionals
Thrift institutions
Trademark and brand professionals

Brands
Corporate Legal Services
BizFilings
CT Corporation
CT Corsearch
CT Lien Solutions
CT Summation
CT TyMetrix

Financial Services
AppOne
AuthenticWeb
Bankers Systems
Capital Changes
Compliance Resource Network
Expere
GainsKeeper
NILS
PCi
Uniform Forms
VMP Mortgage Solutions
Wolters Kluwer Financial Services

Tax, Accounting & Legal

Operations
the United States, Canada, Europe, and Asia Pacific
Tax and Accounting, Law & Business

Customers
Accountants
Accounting firms
Audit professionals
Business compliance professionals
Corporate legal counsel
Corporate tax and auditing departments
Law firms
Lawyers
Legal educators
Legal professionals
Tax advisors

Brands
Tax and Accounting
ATX
CANTAX
CCH
CCH Small Firm Services
CCH Sword
CCH TeamMate
CorpSystem
Kleinrock
ProSystem *fx*
Taxprep
TaxWise

Law & Business
Aspen Publishers
CCH
Croner
GEE
Kluwer Law International
Loislaw
Wolters Kluwer U.K.

Units, and Brands

Legal, Tax & Regulatory Europe

Operations
Belgium, Czech Republic, Denmark, France, Germany, Hungary, Italy, Kazakhstan, Luxembourg, the Netherlands, Norway, Poland, Portugal, Romania, Russia, Slovakia, Spain, Sweden, Ukraine, Uzbekistan

Customers
Accounting firms
Corporations
Governments
Law firms
Professionals in:
Banking
Finance
Fiscal
Human resources
Insurance
Legal
Regulatory
Securities
Tax
Transport

Brands
Belgium/Luxembourg
Kluwer
LinkPower
Wolters Kluwer Belgium

Central and Eastern Europe
Czech Republic: ASPI
Hungary: CompLex, Akadémiai Kiadó
Poland: ABC, LEX, Oficyna, Wolters Kluwer Polska
Romania: Wolters Kluwer Romania
Slovakya: IURA
Russia: Wolters Kluwer Russia, joint-venture with MCFR (including Kazakhstan, Ukraine, and Uzbekistan)

Denmark
Magnus Informatik

France
Éditions Dalian
Groupe Liaisons
Lamy
Wolters Kluwer France

Germany
Addison
AnNoText
Carl Heymanns Verlag
Carl Link
CW Haarfeld
Luchterhand
Werner Verlag
Wolters Kluwer Deutschland

Italy
CEDAM
IPSOA
Leggi d'Italia Professionale
Osra
UTET Giuridica
Wolters Kluwer Italia

The Netherlands
Kluwer

Norway
Akelius

Portugal
Wolters Kluwer Portugal

Spain
A3 Software
CISS
Especial Directivos
LA LEY
Wolters Kluwer Educación
Wolters Kluwer España

Sweden
Norstedts Juridik

Wolters Kluwer Transport Services
With operations in Europe
Nolis
Teleroute
Transwide

Company Profile

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had 2008 annual revenues of € 3.4 billion, employs approximately 20,000 people worldwide, and maintains operations in over 35 countries across Europe, North America, Asia Pacific, and Latin America. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Vision and Mission

With emerging technologies and multiplying information sources, more and more professionals require trustworthy, reliable, and contextual access to information and work-flow tools.

Wolters Kluwer is The Professional's First Choice for information, tools, and solutions that help professionals make their most critical decisions effectively and improve their productivity. At Wolters Kluwer, we excel at creating high-quality content for use in a professional context in the fields of health, corporate, financial services, tax, accounting, law, and regulation. Utilizing the latest innovative technologies, we ensure that our customers have the solutions they need, when they need them, and in the media best suited to their requirements.

File No. 82-2683



2008 Sustainable Entrepreneurship Report

Wolters Kluwer

Table of Contents

Message from the Chairman

2008 was a challenging year for Wolters Kluwer. Despite an unprecedented economic downturn, the company remained steadfast in the pursuit of our long-term business strategy to accelerate profitable growth. For Wolters Kluwer, profitable growth is clearly linked with sustainable growth; it means growth resulting in financial benefits for our shareholders. It also means rewarding our customers by helping them perform their activities more efficiently; rewarding our employees in terms of development and income; and rewarding both society and the environment by creating new solutions and sharing wealth. Sustainability continues to be a core part of our strategy.

During the year, we continued to focus on customers and growing our leading positions. We are a knowledge driven company and by the very nature of our business we concentrate strongly on the people aspect of sustainability. Throughout 2008 the company focused on the development of employees. Leadership forums were extended to maximize talent exposure and leverage global cooperation. Employees across the world met, through forum meetings and taskforces,to start tackling common business challenges together, ranging from software development metrics to migrating customers from print to online solutions and improving sales effectiveness. Wolters Kluwer also completed the roll-out of the new standard performance criteria and processes to ensure clear and up-front objective setting and employee development as well as consistency across businesses.

Furthermore, an Environmental and Editorial policy were drafted to serve as a common basis for editorial standards and the ethical principles that accompany them. We recently joined the United Nations Global Compact to stress the importance of upholding human rights for our organization and give more emphasis to better monitoring and lowering our environmental impact.

Efficient and Sustainable Core

Wolters Kluwer believes sustainability and efficiency go hand in hand. We are proud to announce that despite challenging market conditions, Wolters Kluwer showed resilience. The company grew improved ordinary EBITA by 5% in constant currencies, and delivered improved ordinary operating margins of 20.1%, compared to 19.5% in 2007. This margin improvement was driven by strong growth in electronic products, tight cost controls, the benefit of structural improvements, and operational excellence programs including project Springboard. Efficiency gains combined with endurable choices were and are being made by focusing on electronic products, which deliver a positive impact on the environment as well as good margin contribution, outperforming print alternatives. Our investments in online and software products continued to yield results as customer demand drove electronic organic revenue growth to 9% in constant currencies. Electronic products, which is one of our sustainability KPIs and includes online customer research tools, workflow solutions and software, represent half of our total revenues.

Opportunities Through Sustainability

We believe that Wolters Kluwer's products enable professionals to make informed choices about major global issues. Our products help improve healthcare and quality of life, assist businesses to stay compliant with environmental regulations, and to work in a safe and transparent way. The company continued to roll out sustainability-related products during 2008, ranging from the Global Climate Change Law Guide, which gives access to the latest developments in climate change law in key carbon jurisdictions globally, to paperless office solutions for tax and accounting professionals to our U.K. Croner environmental products suite to the launch of our new Ovid Universal Search™ in Health.

For us, sustainability does not only drive content but also format. Therefore offering choices for responsible product consumption such as electronic or paperless products is a crucial concern for the company.

We are excited about the opportunities sustainability presents. Changing economic and global circumstances will lead to increased necessity for information, productivity and compliance solutions. Sustainability related solutions have become increasingly important as business recognize their responsibilities in the areas of environmental regulation compliance or healthcare efficiency issues such as the aging population, and providing healthcare solutions to the developing world, or offering responsible consumer choices. Our customers choose to partner with Wolters Kluwer, not only for our deep understanding of their professional and research requirements, but also for our technology expertise and innovative approach to meeting their challenges.

Going Forward

With the challenging economic climate expected to persist through 2009 we will continue to put customers first and provide innovative solutions, combined with prudent and responsible leadership. Sustainable entrepreneurship will remain one of the important themes for our internal organization and the markets in which we operate. As a company, we are well positioned to meet the challenges of 2009 and committed to our sustainability agenda. Together with our shareholders, customers, employees and other stakeholders, we will take the necessary steps to overcome the challenges that lie ahead while grasping the opportunities presented by the market.



Nancy McKinstry
CEO and Chairman of the Executive Board

Corporate Profile

Company Description

Wolters Kluwer is *The Professional's First Choice* for information, tools, and solutions that help professionals make their most critical decisions effectively and improve their productivity. Utilizing the latest technologies, we ensure that our customers have the solutions they need, when they need them, and in the media best suited to their requirements.

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had 2008 annual revenues of € 3.4 billion, employs approximately 20,000 people worldwide, and maintains operations in over 35 countries across Europe, North America, Asia Pacific, and Latin America. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Revenues	€3.374 billion (2008)
Employees	20,000 worldwide
Markets	Health, Tax, Accounting, Corporate Services, Financial Services, Legal and Regulatory, Transport
Operations	Europe, North America, Asia Pacific and Latin America
Headquarters	Amsterdam, the Netherlands
Stock listing	Euronext Amsterdam: WLSNC.AS, stock code 39590, ISIN code NL0000395903; included in the AEX and Euronext 100 indices

Overview of Wolters Kluwer Customers, Business Units, and Brands

Wolters Kluwer has four customer-facing divisions; Health, Corporate & Financial Services, Tax, Accounting & Legal, and Legal, Tax & Regulatory Europe.

Health

2008 Revenues
20% of total Wolters Kluwer revenues



€687 million
$1,004 million

Customers
Allied health professionals, Doctors, Hospital administrators , Life sciences professionals, Managed care professionals, Medical, scientific, and academic researchers, Nurses, Pharmacists, Physicians, Professional society members, Students and teachers in healthcare professions

Leadingbrands
Adis
Clin-eguide
Facts & Comparisons®
Lippincott Williams & Wilkins
Medi-Span®
Ovid
ProVation Medical
Source®
UpToDate®

Corporate & Financial Services

2008 Revenues
14% of total Wolters Kluwer revenues



€480 million
$704 million

Customers
Banks, Brokerage companies, Broker-dealers and investment advisors, Business executives, Claims organizations, Corporate law departments, Credit unions, Finance professionals, Indirect lenders, Insurance firms and professionals, Law firms, Mortgage lenders, Mutual fund companies, Securities professionals, Thrift institutions, Trademark and brand professionals

Leading brands

AppOne
AuthenticWeb
Bankers Systems
BizFilings
Capital Changes
Compliance Resource Network
CT Corporation
CT Corsearch
CT Lien Solutions
CT Summation
CT TyMetrix
Expere
GainsKeeper
NILS
PCi
Uniform Forms
VMP Mortgage Solutions
Wolters Kluwer Financial Services

Tax, Accounting & Legal

2008 Revenues
26% of total Wolters Kluwer revenues



● €879 million
$1,286 million

Customers
Accountants, Accounting firms, Audit professionals, Business compliance professionals, Corporate legal counsel, Corporate tax and auditing departments, Law firms, Lawyers, Legal educators, Legal professionals, Tax advisors

Leading brands
Aspen Publishers
ATX
CANTAX
CCH
CCH Small Firm Services
CCH Sword
CCH TeamMate
CorpSystem
Croner
GEE

Kleinrock
Kluwer Law International
Loislaw
ProSystem *fx*
Taxprep
TaxWise
Wolters Kluwer U.K.

Legal, Tax & Regulatory Europe

2008 Revenues
40% of total Wolters Kluwer revenues



€1,328 million
$1,945 million

Customers
Accounting firms, Corporations, Governments, Law firms, and professionals in Banking, Finance, Fiscal, Human resources, Insurance, Legal, Regulatory, Securities, Tax, Transport

Leading brands
A3 Software
ABC
Addison
Akadémiai Kiadó
Akelius
AnNoText
ASPI
Carl Heymanns Verlag
Carl Link
CEDAM
CISS
CompLex
CW Haarfeld
Éditions Dalian
Especial Directivos
Groupe Liaisons
IPSOA
IURA
Kluwer
LA LEY
Lamy
Leggi d'Italia Professionale
LEX

LinkPower
Luchterhand
Magnus Informatik
MCFR (55 % joint-venture)
Norstedts Juridik
Oficyna
Osra
UTET Giuridica
Werner Verlag
Wolters Kluwer Belgium
Wolters Kluwer Deutschland
Wolters Kluwer Educación
Wolters Kluwer España
Wolters Kluwer France
Wolters Kluwer Italia
Wolters Kluwer Polska
Wolters Kluwer Portugal
Wolters Kluwer Romania
Wolters Kluwer Russia
Nolis
Teleroute
Transwide

Wolters Kluwer Markets Overview per Division

Health

Wolters Kluwer Health is the leading global provider of information and business intelligence for healthcare professionals, serving physicians, nurses, allied health professionals, pharmacists, academics, payers, and the life sciences with solutions for research and development, at the point-of-learning, the point-of-dispensing, and the point-of-care. Health has customers globally, and operations in North America, Europe, Asia Pacific, and Latin America, with approximately 2,700 employees.

Corporate & Financial Services (CFS)

Wolters Kluwer Corporate & Financial Services has a leading, comprehensive portfolio of products, services, and solutions to empower professionals in the legal, banking, securities, and insurance markets. Corporate & Financial Services has operations and customers in the United States and the United Kingdom, with approximately 3,100 employees.

Tax, Accounting & Legal (TAL)

Wolters Kluwer Tax, Accounting & Legal is a premier provider of research, software, and workflow tools in tax, accounting, audit, and in specialized key practice areas in the legal and business compliance markets. Tax, Accounting & Legal has operations and customers in the United States, Canada, Europe, and Asia Pacific, with approximately 5,800 employees.

Legal, Tax & Regulatory Europe (LTRE)

Wolters Kluwer Legal, Tax & Regulatory Europe is the leading provider of a broad range of information, software, and services to professional customers in the European markets for legal, tax and accounting, human resources, public and government administration, health, safety, and environment, and transport. Legal, Tax & Regulatory Europe has operations and customers across Europe, with approximately 7,600 employees in 20 countries.

Divisional Overview

	Health	Corporate & Financial Services (CFS)	Tax, Accounting & Legal (TAL)	Legal, Tax & Regulatory Europe (LTRE)
Spread of operations & customers	Customers globally, and operations in North America, Europe, Asia Pacific and Latin America	The United States and the United Kingdom	The United States, Canada, Europe and Asia Pacific	Europe
Revenues (in millions of euros)	687	480	879	1,328
Ordinary EBITA (in millions of euros)	86	133	223	274
Ordinary EBITA margin %	12.5%	27.6%	25.4%	20.6%
Net capital expenditure	24	28	46	42
FTEs	2,678	3,083	5,823	7,588
CEO	Robert Becker	Christopher Cartwright	Kevin Robert, Stacey Caywood	Rolv Eide

Revenues

In millions of euros



2004
2005
2006
2007
2008
2,952
3,065
3,377
3,413
3,374
1,127
765
437
623
1,137
776
456
656
1,194
826
534
823
1,249
881
522
761
1,328
879
480
687

Legal, Tax & Regulatory Europe

- Tax, Accounting & Legal
- Corporate & Financial Services
- Health

Geographical spread of revenues

in %



2004
2005
2006
2007
2008
1
3
44
52
1
3
44
52
1
4
51
44
0
3
52
45
1
3
48
48

- Rest of the world
- Asia Pacific
- North America
- Europe

Revenues by media

in %



2004
2005
2006
2007
2008
14
48
19
19
14
44
21
21
13
41
20
26
15
38
20
27
15
36
20
29

- Services ıly Europe
- Print gal
- Software/CD-ROM ıl Services
- Internet/Online

Organic revenue growth

in %



2004
2005
2006
2007
2008
8
6
4
2
0
0.7
2.3
3.3
3.8
0.0

Ordinary EBITA

in millions of euros



2004
2005
2006
2007
2008
464
474
556
667
678
165
156
82
103
(42)
183
132
100
104
(45)
213
146
116
120
(39)
253
197
144
112
(39)
274
223
133
86
(38)

Legal, Tax & Regulatory Europe

- Tax, Accounting & Legal
- Corporate & Financial Services
- Health
- Corporate

Ordinary EBITA margin

In %



2004
2005
2006
2007
2008
20.0
17.5
15.0
15.7
15.5
16.5
19.5
20.1

Diluted ordinary earnings per share

In euros (in actual currencies)



2004
2005
2006
2007
2008
1.65
1.50
1.35
1.20
1.05
0.90
0.91
0.93
1.10
1.38

Scope of the Report

This report reflects Wolters Kluwer's global activities during 2008 within the three dimensions of sustainable entrepreneurship: social, economic and environmental. For Wolters Kluwer, sustainable entrepreneurship means taking its role as a responsible information provider seriously, developing and delivering its products in a way that minimizes environmental and social impact, investing in its employees and customers, and giving back to the communities in which it operates.

Wolters Kluwer's impact on society as well as its economic accomplishments are driven by its role as a provider of information, tools and solutions to professionals. The company has the means to shape the opinions of professionals worldwide. Wolters Kluwer facilitates high-quality decision making of a large number of professionals by providing them with evidence-based, fair and accurate information. Many of these professionals work in areas linked to sustainable development such as pharmacists, physicians, nurses, and other health care professionals ,business compliance with legal and financial regulations, such as anti-money laundering or the Bank Secrecy Act and insurance (for example flood hazard determination). Other areas Wolters Kluwer products cover are customer training and development (human resources) as well as environmental regulation and its health and safety offerings, which are focused on ensuring businesses remain in compliance with environmental and safety regulations.

Wolters Kluwer strongly emphasizes the social dimension of sustainable entrepreneurship. As a knowledge intensive company, it relies on both its employees and its customers for the creation of its products and services. A well-developed, innovative and creative workforce is essential to the company's success. Also, Wolters Kluwer's workforce makes up the larges part of its costs, reflecting the importance of a successful and efficient workforce for the company. The social sustainability section of this report describes activities related to employees, suppliers and communities. The economic sustainability section describes the economic and financial development of the company.

Recently, Wolters Kluwer has put more emphasis on its environmental impact. While as an information service organization Wolters Kluwer has a limited environmental footprint, it recognizes its responsibility to be as efficient and responsible as possible in its use of the resources necessary for the creation of products and services while maintaining their high quality. Wolters Kluwer has measured its environmental impact consistently. In 2008, Wolters Kluwer drafted a company-wide environmental policy. The environmental section of this report describes the environmental impact of the company in 2008.

Sustainability Reporting

This is the company's fifth Sustainable Entrepreneurship Report. This report describes the activities of the 2008 calendar year and reflects the sustainability strategy of Wolters Kluwer for the coming years. The data in this report covers 95% of the organization, which amounts to 18,370 FTEs unless otherwise stated. This percentage is unchanged compared to last year. This report covers 23 Wolters Kluwer business units and the operations of the head office. The business units reflected in this percentage are comparable to the business units reported on in 2007.

G3 Guidelines (Application Level)

The G3 sustainability reporting guidelines of the Global Reporting Initiative provide the framework for the production of this report. Levels of materiality have been considered in choosing the indicators that are relevant for Wolters Kluwer's sustainability reporting process. A self-assessment has resulted in the application of the GRI principles at level B. The Disclosure on Management Approach and GRI indicators can be found in the Annex of this report.

Shared Responsibility

The Wolters Kluwer Company Values and Business Principles, together with the Human Rights Policy and Environmental Policy, provide the core framework which guides the conduct of all Wolters Kluwer employees. Kathy Baker, Senior Vice President Human Resources, under the sponsorship of the CEO and Chairman, has the key responsibility for Sustainable Entrepreneurship. Nicky van Dijk, Senior Manager, Corporate Human Resources, is responsible for the operational management of sustainable entrepreneurship. In addition, Wolters Kluwer's Corporate Legal department, Communications department and Finance department, as well as the divisions' line management are actively involved in maintaining and monitoring sustainability-related processes.

For more information about sustainable entrepreneurship, stakeholders can contact Nicky van Dijk (hr@wolterskluwer.com). Members of the press can contact Caroline Wouters, Vice President Corporate Communications (press@wolterskluwer.com). Kevin Entricken, Vice President Investor Relations, manages all aspects of sustainable entrepreneurship that refer to the investment community (ir@wolterskluwer.com).

Vision and Mission

Wolters Kluwer aims to generate value for customers, shareholders, and employees as well as the society in which it operates. With emerging technologies and multiplying information sources, more and more professionals require trustworthy, reliable, and contextual access to information and workflow tools. The company sees two dimensions where it can contribute towards realizing a more sustainable world: externally, by providing professionals with high-quality information which can help them solve problems and, internally, by developing operational business practices that support sustainable choices.

The first dimension focuses on Wolters Kluwer products that help professionals make sustainable choices. The company improves healthcare and quality of life through its health products; it helps businesses remain compliant with environmental regulations, and helps businesses work in a safe and transparent way. Wolters Kluwer continued to roll out sustainability-related products during 2008.

The second dimension is about its own business practices. Wolters Kluwer believes in leading by doing. The company strives to be a responsible organization working with fairness, integrity and respect for differences in the wide variety of social, political, and economic environments in which it operates.

Company Strategy: Accelerate Profitable Growth

Wolters Kluwer has highly-acclaimed and trusted brands in strong vertical market positions, established through a combination of deep customer knowledge, content expertise, and technological know-how. These core strengths underpin Wolters Kluwer's strategy. Leveraging these strengths provides Wolters Kluwer with opportunities to expand its market-leading positions by participating more deeply in the workflows of professionals through the delivery of integrated products and services.

2008 marked the second year of execution of the company's strategy to accelerate profitable growth. Growth can only be profitable if it is sustainable: sustainable in the longer term for our shareholders, our customers, our employees, our suppliers and other stakeholders. The focus of Wolters Kluwer remains on the execution of four strategic actions:

- Grow leading positions in core vertical markets;
- Capture key adjacencies;
- Exploit global scale and scope; and
- Institutionalize operational excellence.

This strategy is supported by the company's vision to be *The Professional's First Choice*, by providing information, tools, and solutions to help customers make their most critical decisions effectively and improve their productivity.

Values and Business Principles

The Values and Business Principles are the company's ethical framework and reflect the high standards that Wolters Kluwer upholds. They provide guidance for all business activities and also serve to unite employees from all locations across the organization. They are furthermore the basis for Wolters Kluwer's Human Rights Policy, the Environmental Policy and the sustainability strategy.

Wolters Kluwer's values represent the deeply-held beliefs within the organization and are demonstrated through the day-to-day behavior of the company's employees:

- Customer focus: 'Customers are the center of everything we do'
- Innovation: 'We create solutions that are bold and forward-looking'
- Accountability: 'We are fully responsible for our actions and performance'
- Integrity: 'We are direct, honest, transparent, and fair in our business dealings'
- Value creation: 'We create value for our customers, employees and shareholders'
- Teamwork: 'We work together with our customers, partners, and each other to meet our business goals'.

More information on our values can be found in Annex II of this report.

In the past year, the company has reviewed its set of corporate policies that are applicable to all employees to ensure they remain up to date and in line with the changing sustainability arena. The Company Values and Business Principles, Whistleblower Policy, Acceptable Use Policy and the Travel Policy have been updated based on new insights, best practices, and amended laws. The Wolters Kluwer Business Principles have also been updated to include an editorial policy statement within them. The policies represent a minimum set of rules that all employees should comply with. Divisions and business units can set more stringent rules if desired.

To assure broad support for implementation, after Executive Board approval, a large group of employees, including all business unit managers and internal stakeholders such as legal, communications and human resources communities was given the opportunity to provide input on all of these revised policies as well as the Human Rights Policy. Also, all higher level managers were asked to acknowledge their responsibility for implementation of these policies within their businesses. More information on the Company Values and Business Principles can be found in Annex III of this report and also on the Wolters Kluwer website (www.wolterskluwer.com). In addition, Wolters Kluwer has formulated practices and policies as mentioned above, with respect to whistleblowing, insider trading, and auditor independence to ensure transparent and responsible corporate governance. These are also available on the Corporate Governance section of the Wolters Kluwer website.

The Wolters Kluwer business principles are not simply guidelines on paper. The company monitors the effective implementation of the business principles in all its business units. The principles themselves are integrated into every aspect of the company's internal and external policies. The Wolters Kluwer values are also integrated into workplace standards for each Wolters Kluwer employee through the roll-out of common performance management systems throughout its

European and North American businesses. The company's values and business principles are at the heart of these systems. The values have been translated into behaviors for both managers and employees in all our European as well as North American businesses as the basis for the criteria in the performance management systems. This behavior is regularly evaluated. In 2008 both managers and employees were assessed against the value-driven behavior indicators, for example within Europe the value Innovation means:

Value	Description	Translated in Behaviors
Innovation	We create solutions that are bold and forward-looking	**Employees** Thinks out of the box; proposes innovative ideas/ solutions. Proactively implements and adapts new ways of working by modifying current tasks and processes to continuously improve performance **Managers** Thinks out of the box: proposes innovative ideas/ solutions, encourages this behavior in others Seeks out best practices, identifies new approaches to exceed customer expectations and adapts new perspectives by modifying current tasks and processes

During the beginning of the annual performance cycle, employee and manager meet to set targets and key performance indicators. Half way through the year the manager will invite his/her employees to a mid-year review meeting. During this meeting they will discuss the progress the employee is making with regard to the targets. Also, systematic performance improvement plans have been implemented which deliver a common process to help improve the performance of employees that are not meeting performance expectations.

In 2008, following the roll-out of the new performance appraisal systems linked to the values and business principles, the remuneration of employees has been linked to values and business principles. With the exception of obligated remuneration increases as determined by collective labor agreements or legal inflation indexation, all increases are based on performance achievements, and therefore directly linked to the values and business principles. This link will become stronger in the future, since this year, against the background of the current economic climate, Wolters Kluwer decided to freeze all senior management salaries. In select businesses hit hardest by the crisis employee salaries were also temporarily frozen. The decision is part of a tactic to strengthen the company and display leadership in the context of the current economic situation and market challenges.

To assure effective implementation of the Wolters Kluwer Business Principles, the business units have several mechanisms in place. Firstly, 45% of the workforce is provided with a copy of these principles. In addition, approximately 40% of the workforce get a staff training at least annually and have dedicated help desks in place. 30% of the workforce has already been required by their business units to sign an acknowledgement statement that they have read and understood the principles. Furthermore, a majority of the business units has systematically defined responsibilities, accountabilities and reporting lines. 80% of the workforce will face disciplinary actions by their business units in case of breach.

Furthermore, all breaches reported through the Whistleblower Policy result in corrective actions following an independent investigation. Formally, these figures reflect programs relating to the communication of the Business Principles; informally the principles and values are integrated in the Wolters Kluwer culture and way of working.

In 2008, no breaches against the Business Principles were reported within the business units. One business unit received a tax fine of €15,400. The responsible business unit has examined the case to avoid similar sanctions in future.

In 2008, seven incidents of discrimination were reported by the business units. All of these incidents were reviewed by an independent internal or external review board and were either found to be without cause or immediately resolved.

Sustainability Strategy

Wolters Kluwer believes sustainability is about innovation. It also believes that sustainability can only be sustainable when integrated into the business strategy. Accelerating profitable growth goes hand in hand with sustainable entrepreneurship.

That is why in the following section, the progress of Wolters Kluwer sustainability strategy is outlined within each of the company's four strategic actions.

Wolters Kluwer's ongoing sustainability efforts and progress on its goals have led to external recognition. The company has become part of the Dow Jones Sustainability World Index for the second year in a row. In addition, Wolters Kluwer was one of the 2008 sustainability leaders presented at the World Economic Forum in Davos. During this event the SAM sustainability yearbook was presented in which 57 sectors and 367 companies are analyzed on their economic, environmental and social performance. SAM not only lists the leading companies, but classifies them into three categories (SAM Gold Class, SAM Silver Class and SAM Bronze Class), and identifies a Sector Leader and a Sector Mover. Wolters Kluwer was one of the two media companies to win the SAM 2008 Bronze Class and was awarded the title SAM Sector Mover.

Performance against sustainability goals 2008

Goals 2008 and beyond	Progress
Expanding the Leadership programs	☑ Achieved Leadership forums expanded
Continue to roll out sustainability-related products	→ Ongoing More sustainability-related products developed
Draft company-wide Environmental Policy	☑ Achieved Environmental Policy drafted
Implement Human Rights and Supplier policy	→ Ongoing Responsibilities shared and senior managers made accountable as well as provided with structured opportunity to deliver feedback and questions >
Join United Nations Global Compact (UNGC)	☑ Achieved Wolters Kluwer joined UNGC
Rolling out Customer Insight program	→ Ongoing
Expand, implement and track sustainability KPIs	→ Ongoing KPIs implemented and systematically tracked, expansion in development regarding both environmental KPI and KPI reflecting costs and quality of human capital decisions
Develop company-wide Editorial Policy	☑ Achieved Business Principles extended to include an Editorial Policy statement
Further structuring of management reporting systems	☑ Achieved Management reporting system updated
Structuring of community involvement activities	☑ Achieved Focus on two core themes

New sustainability goals 2009 and beyond

Implement global shared services

Roll out the next phase of Talent Management

Further drive innovation, resulting in implementation of products combining sustainable content with a more environmentally friendly way of working

Draft a company-wide Community Involvement (Donation) policy

Prepare an overview of all existing sustainability-related products

Enhance the quality of human capital investment decisions at different management levels by rolling out Total Cost of Human Capital concept and providing better information

Facilitate environmentally friendly workplace solutions through Springboard and development of environmental footprint KPI

Introduce a half-year review process for sustainability goals

Revise sustainability section of Wolters Kluwer website including improved opportunities for stakeholder feedback and dialogue

Growing our Leading Positions

Sustainability Drives Innovation, Innovation Drives Growth

In 2008, knowledge creation remained a central theme for Wolters Kluwer's sustainability strategy. This means creating knowledge about customers and having the right people who can create knowledge for customers. Another driver, which cemented the company's leading position, is Wolters Kluwer's commitment to innovation. This innovation stems from the company's deep knowledge of customer needs and recognition of the importance of continuous investment in product development and technology capabilities. It reflects all aspects of sustainability: innovation helps Wolters Kluwer grow its leading positions in its markets leading to economic improvements. Innovation touches the social aspect of sustainability: it leads to new content of our products and portfolio which helps professionals with issues which affect people and communities around the world, such as healthcare, safety, (financial) transparency and ethics, and lastly, it helps improve the environmental aspect, since Wolters Kluwer concentrates its innovative capabilities on offering choices for more responsible product consumption such as electronic, online, or paperless products.


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Innovation and sustainability in practice: ProSystem *fx*® Document

ProSystem *fx*® Document is a pioneering "paperless office" technology for accountants wanting to move to a paperless office.

It provides an electronic repository for documents enabling streamlined workflows, enhanced customer service, automated document retention policies, and vastly reduced paper usage.

Created by CCH, a part of Wolters Kluwer Tax, Accounting & Legal, ProSystem *fx*® Document offers the most complete document management system in the accounting market, covering the full range of documents found in an accounting practice tax returns, client memos, employee records, and e-mail. ProSystem *fx*® Document is a part of the ProSystem *fx*® Office Suite. Over two-thirds of the top CPA firms in the US use ProSystem *fx*®.
Some innovative features of ProSystem Document are:

- Eliminates need for paper based accounting systems
- Supports search, share, archive, retrieve, permissioning, collaboration, edit, notification, rules-based purging
- Integrates with CCH and third party applications like Outlook, Excel, Word, QuickBooks
- Deployed through the Internet, through a software as a service environment

For more information, view the product demo, or visit ProSystem *fx*® Tax.

The focus of innovation in 2008 was on the continued development of new and enhanced online and software products and the launch of next-generation delivery platforms. Each division demonstrated success against this objective. Health introduced numerous improvements to OvidSP such as Ovid Universal Search™. Corporate & Financial Services re-designed CTAdvantage.com. Tax, Accounting & Legal launched of the next-generation .net platform for CCH ProSystem *fx*, and Legal, Tax & Regulatory Europe introduced several new online products including innovative semantic search features in laleydigital.es in Spain.

To further emphasize the importance of innovation for Wolters Kluwer's sustainability strategy, it has been separately included in the sustainability goals for 2009, where each division will further develop and roll out innovative and sustainable content, ways of working, or a combination of both.

Innovation at Wolters Kluwer, part 1

The company's ability to innovate stems from its deep knowledge of customer needs and continuous investment in new capabilities. During the 2008 Analysts and Investors Day, management shared its vision on innovation and technology around four main areas, cloud computing, vertical search, workflow solutions (see investor section), and next-generation publishing.

Cloud computing refers to new methods of delivering products and IT services via the internet, or "the cloud". Examples of cloud computing include hosted applications, Application Service Provider (ASP), and Software as a Service (SaaS). Delivering products and services through the internet makes product implementation faster, cheaper, and easier to maintain for the company and its customers. Also, it has a lower environmental footprint than paper, avoiding additional costs in trees and other raw materials as well as transport related emissions. With new capabilities in cloud computing infrastructure, Wolters Kluwer is leveraging new advances in technology for the benefit of the company's customers, shareholders and other stakeholders.


Cloud Computing
Software as a Service
Hosted Software
Virtualization
Web 2.0
Application Service Provider (ASP)

Vertical search uses advanced search technologies to tailor the internet search experience to the needs of the company's key vertical markets. Unlike general search engines available for free on the Internet, vertical search in Wolters Kluwer products adds value to a professional's work by making specialized, relevant information easy and quick to find and then integrating that information into a customer's workflow. This involves combining the technology of vertical search with interactive research aids and workflow solutions. OvidSP, the number one search platform for the healthcare customers is an excellent example of the opportunities vertical search capabilities offers.

Continuous Customer Focus

Sustainability is also about listening to and partnering with customers. Just as our customers rely on Wolters Kluwer, the company also relies on them. Customers provide essential insight which Wolters Kluwer uses to create and enhance its products and services.

Therefore the 2008 customer focus sustainability objective is marked ongoing. Wolters Kluwer has and will continue to integrate the voice of its customers into its understanding of professional information through frequent high-quality customer (and prospective customer) interactions. Global best practices were identified around working with customers in all stages of product development and management. These were translated into global standardized processes for each stage of the portfolio, as depicted below. A toolkit was developed for each process stage, and included mechanisms such as contextual design for new products, for example as used with the development of the new Ovid Universal Search in Health.



INNOVATION
Business Case
• Requirements Traced to Customer Needs
• Minimum Feature Set/ MCFP Defined
Concept Development
• 'Lead' Customer Identified
Idea Funnel
• Customer Surveys
• Customer Feedback Tracked
DESIGN
Detailed Requirements
• Prototypes Validated with Customers
WOLTERS KLUWER'S CUSTOMERS
CONSTRUCTION
LAUNCH
• Customer ROI Validated
Solution Build
Launch
• Formalized Beta Program
• Pilot Program
• Confirm Customer Expectations Met
PORTFOLIO MANAGEMENT
• Monitor Customer Usage Behavior
• Customer Input in Migration Decisions

The methodology is continuously updated, as best practices are distributed in executive meetings and employee trainings. The process and toolkit help uphold Wolters Kluwer's customer focused culture. Here is an example of what a partnership with our customers looks like:

Customer focus in practice: Community Building at Wolters Kluwer Portugal

"WE NEED TO IMPROVE QUALITY"

IMPROVING

"WE ARE JUST AS AMBITIOUS AS THE LAWYERS"

QUALITY





"My passion is human rights law, which is still a relatively recent professional field in Portugal. Wolters Kluwer Portugal offers the right platforms and is doing a lot to develop partnerships. My liaison at Wolters Kluwer, Florbela Jorge, is just as ambitious and a first-rate legal professional herself, who is dedicated to improving quality."

Read more about Wolters Kluwer's Customer focus on www.wolterskluwer.com

Capturing Key Adjacencies

Part of Wolters Kluwer's strategy is to expand into attractive adjacent customer segments and markets which leverage leading positions, brands and technology platforms and offer opportunities to extend the growth potential of the company's core markets. Wolters Kluwer sees sustainability as an adjacent market driver. Our customers are becoming more and more involved in sustainable entrepreneurship and need tools and knowledge to comply with sustainability-related laws or grasp sustainable opportunities. At the same time, professionals in the field of sustainable entrepreneurship require specific knowledge of sustainability-related issues. In 2008, Wolters Kluwer's business units continued to design and roll out sustainability-related products that serve both audiences.

An example of a solution for customers who are confronted with new sustainability issues is the integration of REACH-related products in Croner's chemical safety services. REACH is the term used to describe the new European Community (EC) Regulation on the Registration, Evaluation, and Authorization of Chemicals. The regulation, the most significant piece of chemical safety legislation for more than 30 years, aims to improve the protection of human health and the environment while maintaining the competitiveness and innovation of the EC chemicals industry. Croner, which has been advising businesses on chemical safety for over 50 years, has developed a range of products and services suitable for manufacturers and importers to downstream users. These include chemical inventory products, a book, software tool, training and consultancy to help businesses deal with REACH and also GHS (Globally Harmonized System of Classification and Labeling of Chemicals) - a UN initiative which aims to provide an international system for the communication of chemical hazards.

For our customers who deal with sustainable entrepreneurship in their professional environment, Wolters Kluwer designs products that help these professionals work more efficiently. In 2008, CCH Australia, a part of Wolters Kluwer Asia Pacific, launched the Global Climate Change Law Guide. This is a unique online service that gives access to the latest developments in climate change law in key carbon jurisdictions throughout the world, including Europe, North America, Latin America, and Asia Pacific. The Global Climate Change Law Guide provides information on such issues as regional and national emissions trading mechanisms, implementation of the Clean Development Mechanism and Joint Implementation frameworks, greenhouse gas reporting requirements, energy efficiency (targets, reporting requirements, mandatory building standards), and renewable and clean energy schemes.

In the coming year, Wolters Kluwer wants to prepare an overview of all existing sustainability-related products of its business units, their details and how they help customers within their markets. This overview will be shared internally, giving the business units the opportunity to learn from each other. The goal is to further stimulate the development of sustainability-related products at Wolters Kluwer.

Wolters Kluwer Financial Services Teams Up with Operation HOPE to Provide EITC Benefit Opportunities to Qualifying Families

Wolters Kluwer Financial Services in the United States and "Silver Rights" empowerment non-profit, Operation HOPE are teaming up to provide professional tax preparation and federal and state filing services to Earned Income Tax Credit (EITC) qualifying families this income tax season. As part of this initiative, participants will also gain access to a number of financial literacy and education services, including credit repair and money management programs, as well as the use of office equipment and computers at the Cyber café center. EITC returns can contribute a significant amount of money to families who are struggling during these financially challenging times. For qualifying families, the return could add as much as $4,824 to a family's annual income for 2008. In addition, the same family could add as much as $14,076 by claiming the benefit retroactively for the last two years.

The services will help low-wealth participants:

Benefit from low-cost or free tax preparation, and the avoidance of unnecessary charges;

Gain awareness of the Earned Income Tax Credit through workshops and tax preparation; and

Incorporate the use of tax refunds as part of an overall asset-building strategy.

Wolters Kluwer Financial Services, President and CEO, Brian Longe: "The relationship between Wolters Kluwer Financial Services and Operation HOPE demonstrates our company's commitment to financial literacy and to help people improve their economic situation".

Exploiting Global Scale and Scope

Wolters Kluwer is a company with a global presence, both in terms of operations and customers. The company continued to leverage its local brands and expertise to build and expand its footprint globally. Asia continues to be a priority area for growth and expansion with 2008 organic revenue growth in excess of 20%, including notable strong performance in China and India. Additionally, the company experienced good growth in its Health business through expanding its Spanish language program worldwide and extending the ProVation Medical product line in Australia. Global product lines were launched in the United Kingdom for Financial Services and Corporate Legal Services. Central and Eastern Europe continues to perform well, posting very strong organic revenue growth in the year, in addition to the contribution of MCFR, the company's 55% joint venture in the Russian tax, accounting, and human resources market, Wolters Kluwer Transport extended its pan-European reach with the acquisition of Bursa Transport in Romania. A global presence creates both opportunities as well as obligations. Opportunities to leverage its scale and scope, and an obligation to be a good employer and ensure basic rights and conditions for Wolters Kluwer employees.

Opportunities

Wolters Kluwer took steps in 2008 to integrate its operating organization to better capture economies of scale and operational efficiencies on a global level. Shared services has proven to add value to its internal customers and the business as a whole. Based on that success Wolters Kluwer is investing in a Global Shared Services structure which is pooling expertise and knowledge across the globe, particularly in the areas of technology and sourcing. As a result, the North America Shared Services organization and the European Technology Shared Services organization will be combined. The company believes a structure combining global shared services, global product focus, and local market delivery will lead to maximum efficiency and success.

On a global level, Human Resources and Finance collaborated to develop a Total Cost of Human Capital methodology which focuses on increasing the asset value of human capital. Its aim is to give leaders at different levels the factual information they need about the total costs of their people decisions and its potential impact on the business. Wolters Kluwer will perform a pilot in both the United States and Europe during 2009. Based on these experiences the company plans to add one or more sustainability KPIs, which will either focus on the value or the efficiency people add to the company.

Wolters Kluwer's employee population is diverse and worldwide. The company sees diversity as a catalyst for innovation and creativity. It is always a balance between fitting the best global candidates into key roles and filling local roles with local talent who understand the culture.

Responsibilities

The company has a responsibility as an information provider and employer in developing countries, giving access to high-quality locally- customized and affordable products and positively influencing the community with its economic presence. In 2007, Wolters Kluwer approved a company-wide Human Rights and Supplier Policy which is an extension of the Company Values and Business Principles and can be found on the Wolters Kluwer company website. In 2008, Wolters Kluwer has rolled out this policy in the organization by sharing the responsibilities with senior managers. Senior managers, as well as an employee group, had the opportunity to give feedback on the policy and raise any issues. Senior managers were also required to acknowledge the human rights policy, as well as several other corporate governance policies, making them accountable for implementing the policy in the current management cycles. The coming year will focus on implementing feedback and achieving maximum compliance with the policy. As a result all Wolters Kluwer employees will not only have the opportunity to report potential human rights issues through the Whistleblower Policy, but also active compliance monitoring as part of the normal risk management and auditing cycle will also be in place. Furthermore, Wolters Kluwer's human resources, legal and purchasing communities plan to do a review of global labor sourcing responsibility and agreements. This review will also take a human rights view into account, based on both the Human Rights Policy and the Supplier Guidelines which are part of this policy. Wolters Kluwer has affirmed its commitment to human rights by joining the United Nations Global Compact. The Global Compact is a framework for businesses that are committed to aligning their operations, and strategies with universally accepted principles in the areas of human rights, labor, the environment and anti-corruption.

Institutionalizing Operational Excellence

Through People

Wolters Kluwer relies on its employees to bring customer insight into its knowledge-intensive business. For this reason, Wolters Kluwer expanded its leadership programs in 2008. Leadership forums were extended to maximize talent exposure and to leverage global cooperation. Employees across the world gathered in taskforces to start tackling common business challenges together, ranging from software development metrics to migrating customers from print to online to improving sales effectiveness. Wolters Kluwer also completed the roll-out of the new standard performance criteria and way of working to ensure clear and up-front objective-setting and employee development as well as consistency across businesses. The standard performance management process within Europe and within the North American businesses was developed and piloted during 2007. It was rolled out in full during 2008 in accordance with the normal appraisal cycle schedule within the different countries. Wolters Kluwer views this as a significant step in aligning performance with the company's global business strategy.

During 2009, Wolters Kluwer plans to roll out the next phase of talent management. It will concentrate on optimizing existing coaching and development activities within all divisions in terms of quality, costs, and added value. A quarterly review process for high potentials will be set up, to help them move into the next phase of their career as soon as possible. And last, scalability of succession planning will be achieved, making it faster, easier to use and more accessible. The 2009 leadership forum will focus on managing the business during economic crisis and volatility, while positioning the company for growth.

Through Policies

In 2008, the company set up a company-wide Editorial Statement which in included in the revised Business Principles to ensure a common basis for editorial standards and the ethical principles that go with them. While many of the business units already have their own editorial policy (30% in 2008), there was no company-wide standard for principles and standards in publishing. The company-wide Editorial Statement that has been drafted includes a responsibility to all stakeholders to produce high quality and accurate content, irrespective of media format used. Wolters Kluwer strives to be impartial and to reflect accurately the legal, health, fiscal, financial, transport or professional landscape and all significant strands of opinion regarding interpretation or best practice. Wolters Kluwer upholds copyright laws. The revised Business Principles and other policies, including employee feedback, are currently being reviewed by the Executive Board and the Supervisory Board. The company aims to publish these policies online before the Annual General Meeting.

The company has also drafted a global Environmental Policy which gives all business units a common framework for their efforts to reduce their own footprint. The Environmental Policy goes beyond local environmental laws and regulations and focuses on reducing paper use by increasing software and online products and revenues, avoiding waste and reducing energy consumption. The policy applies to all Wolters Kluwer companies and business units worldwide and joint ventures in which

Wolters Kluwer owns at least 50 percent of the shares and exerts full management control. In line with the environmental policy, the Wolters Kluwer US Corporate Real Estate Team is undertaking several initiatives that will have a significant sustainability impact. With its @WorkAnywhere Springboard initiative, the team is working on smart workplace solutions that will provide triple bottom line sustainability benefits. Furthermore, Wolters Kluwer CRE is looking for new construction standards for new and existing facilities which will integrate green standards. After conducting these initiatives, the company will leverage the learning to business units in other countries.

In the past years, Wolters Kluwer has streamlined its charitable initiatives to focus on two core themes which are central to the company's value creation process: sharing knowledge and improving both healthcare and access to healthcare. In 2009, Wolters Kluwer plans to draft a company-wide Community Involvement Policy which gives individual business units guidance on which charitable initiatives to support in line with the two core themes that link to the company's strategy.

Through Tracking

In 2007, Wolters Kluwer defined sustainability Key Performance Indicators (KPIs). These are sustainability indicators that are strategically relevant for Wolters Kluwer and measured and managed within the company:

Organic growth This KPI shows Wolters Kluwer has delivered additional value with its products and services

Percentage revenues from digital products The higher the percentage revenues from digital products, the lower the company's impact on the environment

Percentage of employees who receive a performance appraisal This KPI shows how Wolters Kluwer takes responsibility for the career development of its employees

In 2008, these sustainability KPIs were monitored and introduced at management meetings. Wolters Kluwer is in the process of formulating additional sustainability KPIs, which cover more core areas of sustainable entrepreneurship, and which can be measured reliably within the global organization and also be used for target-setting. In the United States, the company is working with local suppliers (95% of the North American property portfolio is leased) to generate better and more reliable data about the energy consumption in its office buildings. Wolters Kluwer is considering expanding its sustainability KPIs to include a relevant and reliable environmental indicator which will focus on CO_2 footprint. It will work on defining the KPI, including target setting, during 2009. Also, as referred to in the exploiting global scale and scope part of the strategy, Wolters Kluwer will add a KPI focusing around Total Cost of Human Capital after completing pilot studies in Europe and the United States during 2009.

Key Performance Indicators 2008

Organic growth	0%
% revenue from digital products	49%
% employees who receive a performance appraisal	99% of middle management 96% of non-management employees

Organic revenue growth
in %


2004
2005
2006
2007
2008
8
6
4
2
0
0.7
2.3
3.3
3.8
0.0

Electronic revenues, in % of total revenues

2004	38%
2005	42%
2006	46%
2007	47%
2008	49%

The management reporting systems used to collect sustainability data have been further structured. These systems are now better managed at corporate level. Furthermore, the systems have been expanded to include more relevant data on sustainable products, paper use and use of recycled paper.

Through Stakeholder Dialogue

Wolters Kluwer informs and consults its customers, shareholders, employees, government and business partners regularly on its business activities at corporate level as well as business unit level. At corporate level, shareholders are invited to give their views on the company strategy during road shows, one-on-one and group meetings and during sector-specific seminars throughout the year. Wolters Kluwer's stakeholder activity in 2008 is described in the Social Sustainability section of this Report.

Following the publication of the 2007 Sustainable Entrepreneurship Report, Wolters Kluwer has been in dialogue with several stakeholders. Wolters Kluwer has asked several internal and external stakeholders for feedback on the content and structure of the report. The issues raised centered around transparency, maintaining a clear line of sight of the sustainability goals progression and achievement, as well as ensuring a link between sustainability and business strategy has been integrated in Wolters Kluwer's sustainability strategy which is reflected in this report. Another issue focused on the use of paper, related to both quantity and the sorts of paper used. The company has included more detail on paper in its questionnaire and the environmental section of this report. While being as sustainable as possible in its paper use, Wolters Kluwer chooses to focus on increasing the number of electronic and online products, and thereby replacing paper, and developing paperless solutions for customers.

At business unit level, customers and employees are contacted for dialogue and feedback. Wolters Kluwer business units also interact with government authorities on a number of key issues specifically related to the company's businesses where it has significant influence. In 2008, 34% of the Wolters Kluwer business units undertook direct and indirect lobbying activities. Wolters Kluwer business units did not make any political contributions in 2008.

In 2009, Wolters Kluwer will update the sustainability section of its corporate website to better communicate relevant sustainability information and improve the dialogue with its stakeholders.

Social Sustainability

This chapter describes the interaction between Wolters Kluwer and its main stakeholders. The relationship with customers, shareholders, investors, employees and communities is described in depth using relevant sustainability indicators and case examples from 2008.

Customers

Wolters Kluwer keeps close contact with its customers to maintain its innovative strength. The opinions and insights of customers are essential for the continuous improvement of the company's products and services as well as for new product development. Wolters Kluwer business units are involved in various dialogues with customers. Customer satisfaction was measured by all of the business units in 2008, compared to 95% in 2007. There is no company-wide standard format for customer satisfaction surveys since the products and markets cover a wide range. These methods can be based on quantitative or qualitative measurement. For all of Wolters Kluwer business units using their current customer satisfaction metrics, 81% of the business units' customers indicate they are satisfied or better, which is the same percentage as in 2007.

Many customer-facing events were hosted in 2008. Examples include trade shows such as those held by Corporate Financial Services for the financial services and insurance industries, user conferences organized by CCH, webinars such as those brought by Kluwer Opleidingen and Wolters Kluwer Law & Business, blogs developed for customers of Kluwer Arbitration and GainsKeeper, and online social platforms such as Transport Plaza and Mr. Online

The business units have deployed multiple platforms for customer engagement, both online and face-to-face, to remain in tune with the demands of professionals and to encourage dialogue. At all levels - be it sales and marketing professionals, subject matter experts, or executive management - thorough customer knowledge is at the forefront of every interaction.

The business units have several customer relationship management tools. All business units have customer help desks, systems to track complaints and a website with information on products and services. Best practices of customer relationship management can be found throughout all the Wolters Kluwer business units. CCH Canada, for example, has a system in which customers can create their own account which allows customers to download invoices, submit orders, view previous orders, track orders, view balances and make web payments. The Law & Business unit of the Tax, Accounting & Legal division in the U.S. has a live chat tool to communicate with customers.

As an information provider, Wolters Kluwer also offers solutions in the area of sustainable entrepreneurship. Fifteen out of 22 customer units that are covered by this report sell classic sustainability-related products, such as books, software packages, training tools or other information related to sustainable entrepreneurship (68% compared to 55% in 2007). The areas covered include compliance, transparency, health and safety, climate change, environment and human rights. For example, the Wolters Kluwer Tax, Accounting and Legal business unit in the UK produces a range of print and online products on environmental management and sustainable entrepreneurship and has recently introduced an environmental consultancy service which we will be expanding in 2009. Wolters Kluwer is continuously developing new products that link to sustainable entrepreneurship. Four business units have reported that they have a total of 24 expected sustainable entrepreneurship-related products in the pipeline.

In addition to products and services that have a positive sustainability value to customers, Wolters Kluwer develops products that are produced in an environmentally friendly way. These include products printed on FSC paper, produced in a more energy-efficient way than other products, produced with less waste or products with another environmental advantage compared to regular products. In 2008, 58% of the Wolters Kluwer business units reported products matching these characteristics as part of their portfolio.

Shareholders and Investors

The company seeks to be thoroughly open with shareholders and the investment community and is committed to a high degree of transparency in its financial reporting. Wolters Kluwer has a comprehensive program for communicating with investors. This includes communicating with its shareholders and the investment community at large during the Annual General Meeting of Shareholders as well as regularly throughout the year.

In 2008, the company reported full-year and half-year results (under International Financial Reporting Standards), held full-year and half-year results presentations and released a trading update in the fourth quarter which were made broadly accessible to the public. The company conducted an investor/analyst day focusing on Innovation and Technology in September. The company also held a significant number of roadshows and one-on-one and group meetings with investors that included participating in selected sector-specific seminars throughout the year. Furthermore, the investor part of the corporate website is regularly maintained to provide accessibility to information.

Innovation at Wolters Kluwer, part 2

The company's ability to innovate stems from its deep knowledge of customer needs and continuous investment in new capabilities. During the 2008 Analysts and Investors Day, management shared its vision on innovation and technology around four main areas, one of which was workflow solutions.

Workflow solutions are software products that automate a set of tasks necessary to complete a particular job more quickly and efficiently. These solutions integrate multiple functions or applications to help professionals assign, track, notify, and review information and deliver the right content at the right place and time, in the right form.


Customer
Blog
Author
Content Factory
Media

An example of a Wolters Kluwer workflow solutions product is ProVation® MD. Its software was designed by a staff of 30+ clinicians. It is an intuitive software developed by physicians to help their colleagues focus on patients rather than paperwork. ProVation® MD streamlines medical procedure documentation by automating the documentation tasks that make up a doctor or nurse's work. It links together patient vitals from medical equipment, doctor's and nurse's notes & images, and procedure coding into a software application that cuts documentation time for doctors and medical staff by half.

This reduces cost for the medical institution, accelerates billing and reimbursement, keeps doctors in regulatory compliance, and enables doctors and nurses to document more procedures.



For more information, visit ProVation® MD.

Wolters Kluwer is strict in its compliance with applicable rules and regulations on fair disclosure to shareholders. It is the policy to post presentations to analysts and shareholders on the company's website. In adherence with fair disclosure rules, these meetings and presentations do not take place shortly before the publication of annual and interim financial information. The company does not assess, comment upon, or correct, other than factually, any analyst report or valuation prior to publication.

The company is committed to help investors become better acquainted with Wolters Kluwer and its management, as well as to maintain a long-term relationship of trust with the investment community at large.

Highest and lowest quotation
in euros


2004
2005
2006
2007
2008
25
20
15
10
24.40
22.47
22.53
20.00
17.45
16.67
15.55
13.31
11.90
11.82
Highest quotation
Lowest quotation
Source: Official Price List of Euronext Amsterdam

Share price development since January 2004


January 2004
December 2008
25
20
15
10
5
Wolters Kluwer
AEX (rebased)
DJES Media (rebased)
DJS Media (rebased)
Source: Bloomberg

Geographical Spread of Wolters Kluwer Shares

Institutional investors hold the majority (92%) of the shares in Wolters Kluwer. With over 600 institutional investors in 28 countries, ownership is international in make-up. Investors in North America held an interest of 28% in the company in 2007 (2007: 32%), while European shareholders held an interest of 71% (2007: 67%).

Geographical spread of shareholders in approximate percentages on December 31, 2008, compared to the previous year:

Shareholders *in %*	2008	2007
North America	28	32
United Kingdom	37	26
Netherlands	19	24
France	8	9
Germany	2	3
Rest of Europe	5	5
Other	1	1
• **Total**	100	100

In 2008, Wolters Kluwer's Executive Board and its Vice President of Investor Relations met with many investors, including institutions that are active in Sustainable and Responsible Investment (SRI) investing. 2008 activities for shareholders and investors included:

- A full presentation by management of half-year and full-year results;
- Investor/Analyst Day focusing on Innovation and Technology in September;
- Conference call with management (audio webcast) providing trading update in November;
- Regular office and roadshow meetings with potential and existing shareholders and sell-side analysts covering the company; and
- Specific information for shareholders provided via the investors section of www.wolterskluwer.com, which includes detailed financial information, strategy, archived copies of presentations, and webcasts delivered throughout the year.

Employees

People are the foundation of Wolters Kluwer's success. The company has 19,271 employees (full-time equivalent) in more than 35 countries around the world. They bring diverse expertise and innovation to the customers every day. Retaining and developing talent, as well as enabling employees to work as innovatively and as efficiently as possible, contribute to achieving profitable growth.

Employment *Full-time equivalents (ultimo December 31)*	2008	2007	Variance
Health	2,678	2,623	55
CFS	3,083	3,313	(230)
TAL	5,823	5,412	411
LTRE	7,588	7,183	405
Corporate	99	89	10
• Total	19,271	18,620	651

Full-time equivalents (FTEs) increased by 651 compared to 2007, mainly driven by acquisitions. Organically, FTEs decreased by 101, mainly caused by restructuring in Health (PE Books Customer Units) and by controls on not replacing selected vacancies or adding additional staff except in growth markets. Acquisitions to strengthen Wolters Kluwer's leading position in core markets drove the total FTE number higher when compared to last year. In the tax and accounting area the company added Addison in Germany, IntelliTax in its North American Small Firm Services practice, and MYOB in the U.K. tax software market. In the growing healthcare area of clinical decision support the company solidified its leading position with the acquisition of UpToDate.

In 2008, employee turnover was 15%, compared to 17% in 2007. Voluntary redundancies and natural turnover accounted for 9% of this turnover. On average, the length of service of current Wolters Kluwer employees is approximately nine years, compared to eight years in 2007.

Wolters Kluwer has 92% full-time employees. 8% of employees work part-time. These percentages are comparable to the 2007 figures.

Wolters Kluwer Spain awarded 2nd Best Place to Work

Wolters Kluwer Spain has been appointed the 2nd best workplace in Spain as per "Great Place to Work" Institute's (http://www.greatplacetowork.com) annual ranking for Spanish companies with 500 to 1,000 employees. This was the first time Wolters Kluwer Spain applied to be considered a best workplace in Spain. The position of the second best place to work in Spain, only after giant Microsoft, shows that employees are receptive to the implementation of motivation schemes that differ from traditional benefit packages.

Wolters Kluwer Spain's unique employee motivation strategy is first and foremost focused on attracting and retaining highly specialized employees like legal information analysts, IT developers and sales professionals. The nomination by Great Place to Work implies a recognition of the company's efforts to institutionalize operational excellence through employee motivation. Some examples of employee focused initiatives are: developing employees and middle managers enthusiasm for their own projects, paying attention to personal matters and encouraging employee participation in corporate sustainability initiatives, resulting in an outstanding evaluation by Wolters Kluwer Spain employees.

Creativity that matters

"The Great Place to Work" acknowledged Wolters Kluwer not only on its implementation of Career, Personal Development, Training and Talent Management Plans in the company. They especially recognized the company's creativity at implementing measures focusing on people integration in the organization and stimulating a motivating culture in the workplace. Wolters Kluwer has implemented various, creative employee-focused initiatives in recent years, examples include:

- Promoting shared enthusiasm amongst teams

Wolters Kluwer introduced a structured initiative that focused on fostering good relationships between managers and team members. Employees mostly appreciated initiatives combining fun activities (such as kart competitions, diving, balloon flights, "tapas" or poetry contests) with the celebration of business successes. The fun-initiatives were directly linked to individual or team performance and were carried out in a planned environment that included regular performance appraisals from managers to team members and vice versa, career plan development for all employees, personal improvement plans, etc.

- Facilitating work-life balances in all possible details

Wolters Kluwer Spain involved employees actively in improving the company, by asking their ideas and suggestions for anything that could have a positive impact on their work. This resulted in numerous improvements, ranging from reducing unnecessary expenses by using videoconferencing, promoting teleworking, voting on the change to new premises, a flexible working schedule for all employees, breast-feeding facilities, loans at no interest, appointing a person responsible for equal opportunities in the company, promoting diversity, and implementing a transparent compensation system so that every employee is able to compare his salary with the market.

Wolters Kluwer Spain has also been very active on rewarding employee's personal successes in all possible ways - for example by giving a child car seat to new parents. In particular the personal rewards were highly appreciated by employees and make the real difference between a great place to work and any other workplace.

- Fostering participation in corporate sustainability

Finally, the corporate sustainability initiatives show why working at Wolters Kluwer is really different. Wolters Kluwer employees in Spain and their families planted more than 25,000 trees near the offices; recycled paper, CDs, batteries, cooking oil, mobile phones and other products via the company; received training in and implemented low-consumption policies; stimulated participation in blood, equipment or money donation for different causes, and devoted their free time to publish a tale book that funded a soup kitchen in Equatorial Guinea.

Professional Development

As the information industry is changing, with companies becoming increasingly technology-minded, it is evident that profitable growth depends upon having, keeping and developing the best people. It is all about interpreting facts and trying to use them to solve the customers' problems. The Wolters Kluwer Talent Management Program is key to ensuring the availability of people with the right skills to be able to grow the business. It establishes a global framework for leadership criteria, assessment, and development. The goal of the program is to retain and develop talent to ensure successful implementation of the company's strategy. As such, the program encompasses current and future leaders. It also identifies critical workforce segments based on positions and skills that managers believe are essential to the execution of the business strategy and it ensures that these required capabilities are developed within Wolters Kluwer. During 2008, Wolters Kluwer focused on strengthening business development and acquisition capabilities, as well as internal customer service focus within shared services organizations.

The Talent Management Program, implemented in 2005, is now firmly embedded in the company, supported by robust processes that link skill assessment and individual development guides with succession planning and global slating of internal candidates for critical positions. Successful employees are being promoted across businesses and across countries as a result. Wolters Kluwer extended its Leadership Forums to include high potentials and future leaders. Three key topics were discussed in 2008: Strategy, People Leadership and Implementation. The Leadership Forums provided a valuable platform for Wolters Kluwer leaders to exchange innovative solutions and best practices, and increase their professional knowledge and skills.

In 2008, Wolters Kluwer employees received 3.7 days of training on average. This is an increase of 12% compared with 2007. The amount spent on training was €450 per FTE. This is 2% higher than in 2007. In 2008, total training costs increased by 6% to €8,269,000, compared with €7,784,000 in 2007.

Wolters Kluwer believes in mutual responsibility to drive up results and promote career development. The company considers regular performance feedback to be critical to development. During 2008, the company rolled out its common performance criteria across the North American and European businesses. The systems in Europe and North America provide the basis for feedback on performance and development plans for all employees. Having a common system is also a step closer to increased globalization and maximized career mobility. In 2007, Wolters Kluwer added the percentage of employees who receive a performance appraisal to the sustainability KPIs. This KPI has been at the core of our management focus. The long-term target for this KPI is a 100% score. Currently, 99% of middle-management and 96% of non-management employees are covered by performance appraisal processes, compared to 95% for both target groups in 2007. The company has various types of individual performance appraisals, which are used for individual performance-related remuneration. Currently, 95% of the business units use management by objectives, 76% use multidimensional performance appraisals and 46% use formal comparative ranking of employees.

Finally, the company has started working towards developing a globally comprehensive employment brand to better position Wolters Kluwer in the labor market and attract new talent.

Diversity

Wolters Kluwer's employee population is diverse and global. The company sees diversity as a catalyst for innovation and creativity. It is always a balance between fitting the best global candidates into key roles and filling local roles with local talent who understand the culture. For example, the company chose to hire an Indian CEO experienced in achieving success in India for its Indian business and has developed a successful home-grown Chinese sales organization.

Geographical spread of employees:

Employment *Full-time equivalents (ultimo December 31)*	**2008**	2007	Variance
Asia Pacific	983	918	65
Canada	421	421	0
Europe – Region Central (Central Europe, Italy)	1,746	1,713	33
Europe – Region North (Belgium, Netherlands, Scandinavia)	2,202	2,112	90
Europe – Region South (France, Spain)	2,123	2,135	(12)
Germany	950	628	322
Latin America	23	0	23
Russia	781	780	1
United Kingdom	1,274	1,152	122
United States	8,768	8,761	7
• **Total**	**19,271**	**18,620**	**651**

During 2008, Human Resources concentrated on accommodating further globalization of the business. Actions included the identification of common job levels, including base pay guidelines and compensation philosophy, and mapping job titles within a global framework to be able to better compare jobs and promote talented people across the organization. Also, the company analyzed its global benefits and compensation, reducing global costs and providing consistency in benefit plans through the creation of pooled financial arrangements with approved insurance networks.

Gender diversity is another focus of the employee strategies of the Wolters Kluwer business units. At Wolters Kluwer, 78% of the employees are covered by policies or programs to promote gender diversity. One out of three members of the Executive Board is female. Gender diversity in the rest of the organization is shown in the table below. Seventeen percent of our workforce consists of ethnic minorities. This number represents 72% of the organization.

	2008		2007	
	Women	Men	Women	Men
Executive/ senior management	25%	75%	23%	77%
Middle management	41%	59%	42%	58%
Other employees	56%	44%	57%	43%

The average salary of women at Wolters Kluwer is 3% higher than that of men at the executive/senior management level due to a relatively high representation within high level positions such as Chairman and Senior Vice President. Also the Legal part of the Tax & Accounting division is now led by a woman. At lower levels, the average salary of women is approximately 20% lower compared to their male counterparts This difference has increased compared to 2007 (15%). This increase compared to 2007 is mainly due to the fact that more women from this level have been promoted to a senior management level. The difference in salary between male and female employees can furthermore be explained by the fact that more female employees work part-time, and therefore earn a lower average salary than their male colleagues. Another cause that is frequently mentioned by the business units is that men much more often hold qualified technical positions where salaries are much higher, while women frequently hold administrative positions. Each Human Resources division in Wolters Kluwer monitors salary treatment to ensure consistency in pay relating to performance and length of service.

Labor Rights and Health and Safety

At Wolters Kluwer, 12% of the employees are represented by an independent trade union. During organizational changes Wolters Kluwer encourages openness and communication. In 2008, 52% of Wolters Kluwer employees took part in consultations and negotiations on organizational changes.

While the nature of the work does not impose major health and safety risks on employees, 59% of the business units had a health and safety policy in place in 2008. Because of the low risks, the policies are actively monitored only where applicable. The absentee rate within Wolters Kluwer decreased from 3.9% in 2007 to 3.6% in 2008.

Remuneration and Employee Benefits

Wolters Kluwer strives to reward its employees fairly and in a market competitive way. In 2008, the total average remuneration per full time equivalent (FTE) decreased by 3.8% to €61,439. The remuneration policy for the Executive Board members can be found in the Wolters Kluwer 2008 Annual Report available at www.wolterskluwer.com/2008annualreport.

Personnel Expenses:

Personnel expenses	2008	2007
Salaries and wages	986	996
Social security charges	135	144
Costs of defined contribution plans	46	42
Costs of defined benefit plans	0	(10)
Share-based payments	17	17
• Total	1,184	1,189

Remuneration at Wolters Kluwer consists of a fixed and variable component. The company believes that variable remuneration contributes to improved motivation and performance. For middle and general management, variable remuneration makes up 14% of total remuneration. Non-management employees have a variable component of 10%. Variable remuneration is based on internal financial success metrics, external financial success metrics, and non-financial metrics.

Variable remuneration can be based on both group and individual performance. A mix of both forms is used at Wolters Kluwer to achieve the best employee performance. In 2008, the share of variable remuneration based on individual performance was 27% for middle and general management and 15% for non-management employees. This is compared to 26% and 16% respectively in 2007.

Employee benefits provided by the Wolters Kluwer business units range from pension plans, health insurance, medical care for the employee's family, disability insurance, maternity and paternity leave as well as flexible work schemes. Furthermore, 40% of the business units have child care facilities.

Employee Satisfaction

Currently, 53% of Wolters Kluwer business units conduct employee satisfaction surveys compared to 47% in 2007. In these surveys, 75% of the employees gave 'satisfied' or higher ratings compared to 74% in 2007. In addition to improving the satisfaction level, the company aims to increase the number of business units that measure employee satisfaction.

In 2008, 87% of the Wolters Kluwer employees were covered by programs to encourage a good work-life balance. Examples of these programs are telecommuting, flextime policies and job-sharing. Wolters Kluwer also has systems in place to handle employee grievances and complaints. The company wants to ensure that employees can raise their concerns in confidence. The business units provide employees with help lines, a Whistleblower Policy, counseling and an independent person or department charged with solving complaints.

Transition to More Efficient Service Models and Operations

Through optimization of global shared services, business process improvement, resource deployment and acquisition integration, Human Resources supported Wolters Kluwer to innovate better and faster, and to operate more efficiently. After the implementation of a North American Shared Services organization, and its process improvements during 2007, the North American organization increased its internal customer service and customer satisfaction. Legal, Tax & Regulatory Europe implemented common processes, and opened the first European shared services organization, serving all divisions in the Netherlands. Human Resources process improvements included standardized exit interviews across North America and Europe to identify drivers of employee turnover, standardized induction programs for new hires, vendor management, resource planning, and recruitment using the Lean Six Sigma methodology.

On a global level, Human Resources and Finance collaborated to develop a Total Cost of Human Capital methodology, which focuses on increasing the asset value of human capital. Its aim is to give leaders at different levels the factual information they need about the total costs of their people decisions and its potential impact on the business. Wolters Kluwer will carry out a pilot in both the United States and Europe during 2009.

Business Partners

Wolters Kluwer developed its Human Rights and Supplier policy in 2007. This policy was created to ensure that human rights are upheld in all business dealings. It is guided by the articles of the United Nations Universal Declaration of Human Rights and the eight core labor standards of the International Labor Organization. In 2008, the company began implementing the Human Rights and Supplier policy in its organization. Please refer to the Vision and Mission chapter of this report for more information on the process.

Wolters Kluwer spends 65% of its procurement on locally-based suppliers, compared to 65% in 2007. Not all Wolters Kluwer businesses monitor their suppliers for human rights, child labor, health and safety and labor rights. In 2008, Wolters Kluwer started to implement the human rights and supplier policy. While responsibilities have been shared with management, the business units are still running behind in the practical monitoring of suppliers. The company-wide goal for next year is to accelerate the implementation of the policy and have a higher proportion of business units monitoring their suppliers. The table below shows the percentage of the businesses that monitored their suppliers on the following items in 2008 and 2007.

Monitoring Suppliers	2008	2007
Human rights	73%	73%
Child labor	58%	66%
Health and safety	70%	82%
Labor rights	22%	26%

Of the Wolters Kluwer business units, 49% actively monitor suppliers, 32% apply internal audits and 16% apply external audits. Furthermore, 89% of the businesses make corrective plans and track performance and 96% discontinue collaboration in the event of continued breaches.

Community Involvement

Part of being a responsible business means contributing to the communities in which Wolters Kluwer operates and to society at large. Wolters Kluwer streamlined its charitable initiatives to focus on two core themes which are central to the company's value creation: sharing knowledge and improving healthcare and access to healthcare. Wolters Kluwer businesses and employees foster deep and longstanding relationships with many community organizations and non-profits. In 2008, Wolters Kluwer donated over €731,000 to different initiatives, representing a 16% increase compared to 2007. This represents 0.2% of ordinary net income, in which was equal to 2007. Furthermore, €321,000 was allocated to sponsoring. In addition to monetary donations, Wolters Kluwer also offered employee expertise free of charge and donated products, services and knowledge.

Furthermore, Wolters Kluwer employees spent an average of five days on voluntary work in office hours and 13 days outside office hours. These figures cover 40% of the organization.

Wolters Kluwer partners with Plan Netherlands to support Child Nourishment in Ghana and Uganda



In December 2008, Wolters Kluwer set up a three-year partnership with Plan Netherlands to support "School Lunches", an educational program focused on food and nutrition issues in Ghana and Uganda. School Lunches tackles malnutrition among school children and their parents and raises awareness about nutrition. School Lunches works at schools in Ghana and Uganda to:

- provide healthy school lunches
- create school gardens
- support rain water collection
- give nutrition advice and training
- provide information about environmentally-friendly cooking technologies
- enable more children to go to school, increase their learning performance and finish their education.

Children and young people in the Netherlands will also be involved, bringing the children together across borders through online platforms to facilitate mutual learning and collaboration.

Each of the Wolters Kluwer business units donates resources to various local charitable organizations. Furthermore, donations are made at a corporate level, representing the total Wolters Kluwer organization. Some examples of community projects are described below.

War Trauma Foundation

Wolters Kluwer supports the War Trauma Foundation (www.wartrauma.nl) by publishing Intervention, its international journal of mental health, psychosocial work and counseling in areas of armed conflict. This peer-reviewed journal is an essential tool in spreading the latest information gained from the practical experience of fieldworkers, so that their findings can inspire and support others carrying out similar interventions.

Health InterNetwork Access to Research Initiative (HINARI)
The Hinari Access to Research program was launched in 2002 by the World Health Organization. Wolters Kluwer Health was one of the founding partners for the initiative. This online resource provides free or low cost access to major medical and social science research journals to not-for-profit institutions in developing countries. This service benefits thousands of health workers and researchers across the globe.

Sustainability Initiative to Help Earthquake Victims in China
The Executive Board donated $100,000 as part of a global donation opportunity. Donations ranged from cash, to blood-drives by our Chinese employees, to a percentage of monthly sales revenue in some of our businesses.

Fourth Forest Stewardship Council (FSC) Global Paper Forum
Wolters Kluwer contributed to the the fourth FSC Global Paper Forum in Düsseldorf, Germany, in June 2008. The Forest Stewardship Council is a non-profit organization that promotes the responsible management of the world's forests. It provides certification and accreditation services to companies and organizations interested in responsible forestry.

Publisher Lippincott Williams & Wilkins Donates Books for First OB/GYN Residency in Afghanistan

New Medical Texts Will Support Physicians at Kabul University Medical School

Philadelphia, PA (December 11, 2008)Lippincott Williams & Wilkins (LWW) recently joined with other leading publishers to donate more than 300 new medical textbooks for physicians training in women's health at Kabul University Medical School, Afghanistan. Lippincott Williams & Wilkins is part of Wolters Kluwer Health, a leading provider of information and business intelligence for students, professionals and institutions in medicine, nursing, allied health, pharmacy, and the pharmaceutical industry.

The obstetrics and gynecology residency program at Malalai Hospital is the first of its kind in Afghanistan and is under the direction of American physicians Kathy and Scott Deasy. The donation was coordinated through the international charity, HOPE Worldwide. With these new textbooks, the 13 OB/GYN fellows will have access to a world-class library, with books that will guide them through their years of medical training and into clinical practice.

"We're pleased to support these dedicated physicians as they learn new ways to reduce maternal and infant mortality and improve children's health," said Diane Harnish, Vice President and Publisher for LWW's Medical Publishing program. LWW donated texts on maternal/fetal health, drugs, and neonatal procedures.
Dr. Deasy photographed the physicians as they received their new books and reported, "Afghans do not smile for the camera—unless their joy simply cannot be suppressed." To learn more about the OB/GYN residency, visit www.afghandoctors.org or http://www.hopeww.org.

External Recognition

In 2008, customer appreciation again resulted in the recognition of services and manifested itself in a number of awards for Wolters Kluwer products, services, and people. 71% of Wolters Kluwer's business units received some form of external recognition. This section provides examples of prizes, awards and other forms of recognition received by a selection of Wolters Kluwer business units:

Wolters Kluwer	Wolters Kluwer honored with a silver 2008 Customer Award for Customer Strategy from Gartner and 1to1 Media, for innovative customer-based business strategy
	Wolters Kluwer commitment to Sustainable Entrepreneurship recognized by Dow Jones Sustainable World Index
	Wolters Kluwer Named U.S. Employer of the Year by AbilityLinks
Corporate Legal Services	BizFilings selected by the USLBA "Best of Local Business" Award Program as 2008 Madison Award recipient for Business Services.
	CT Summation recognized by readers of Law Technology News with three Law Technology News® Awards: EDD Hardware/Software of the year, EDD Service of the year, and in the highly competitive category of Litigation Support Software
Financial Services	Abdias Lira, principal software architect at Wolters Kluwer Financial Services, honored by Mortgage Bankers Association's MISMO
	GainsKeeper Named 'Readers Choice' by Technical Analysis of Stocks & Commodities Magazine Award, second year in a row
	Wolters Kluwer Financial Services named American Banker and Financial Insight's FinTech 100, an annual ranking of top providers to the global financial services industry
Health	ProVation Medical software named number one in 2008 KLAS Top 20 Report, Clinical Procedure Documentation category
	Lippincott Williams & Wilkins wins 19 Awards in multiple categories at the American Society of Healthcare Publication Editors (ASHPE) awards competition
LTRE	Wolters Kluwer Spain chosen best employer to work for in Spain by "The Great Place to Work" Institute for companies with 500 to 1,000 employees
TAL	21 products from CCH and CCH Small Firm Services named in Accounting Today's 2008 Top 100 Awards
	Mike Sabbatis, Kevin Robert, Bob Dias named Accounting
	Today's "100 Most Influential People in the Industry"
	Three CCH managers named "Top 40 under 40": up and coming professionals in tax and accounting under age 40 (Tracy Mortenson, Brian Steinert, Rhett Molitor)
	CCH products honored as finalists in Software & Information Industry Association CODiE Awards
	CCH ProSystem fx Document ASP wins 2008 Software & Information Industry Association Award
	CCH ProSystem fx Document wins 2008 Tax and Accounting Technology Innovation Award
	CorpSystem Sales and Use Tax Program Receives Top Rating from Leading Accounting Publication

CCH continues to demonstrate its leadership in the marketplace with record-setting recognition by prominent industry publications.

In December, CCH Tax and Accounting, U.S. and CCH Small Firm Services were recognized by Accounting Today, with a record 21 products on the Accounting Today 2008 "Top 100 Products" and "Ones to Watch" lists. This is the third year running that CCH has led the field with the most products recognized in the publication.

Congratulations and thank you to all employees whose hard work, customer focus and innovation are behind this success. From product development and enhancement through sales and customer support - many employees' efforts contributed to this outstanding achievement.

The criteria for inclusion on the "Top 100" list includes: market demand; customer demand; frequency of use; level of acceptance by practitioners; degree of market visibility; and user support. Fourteen CCH products are on the "Top 100 Products" list, and a record seven products are on the "Ones to Watch" list. (See product recognition list below)

Kevin Robert, Wolters Kluwer Tax and Accounting CEO; Mike Sabbatis, CCH Tax and Accounting, U.S. President; and Jeff Gramlich, CCH Small Firm Services President recognized the teams' achievements.

"This record-level success supports the investments we've been making to create next-generation products that are at the center of our customers' business," Robert said. "I am proud of your accomplishments, and thank you."
"We have the best products in the business because we have the best people," said CCH President Sabbatis. "Congratulations and thank you. This is a great way to cap off the year, and it sets the stage for a strong 2009."

Small Firm Services President Gramlich said, "It's rewarding to receive such recognition for our efforts to provide small tax and accounting businesses with the software tools they need to serve their clients. It's a tribute to the innovation and hard work of everyone at Small Firm Services."

Wolters Kluwer Financial Services Named to FinTech Top 100


AMERICAN BANKER • FINANCIAL INSIGHTS
2008
FIN
TECH
100
2008

(November 26, 2008) Wolters Kluwer Financial Services was recently named to American Banker and Financial Insights' FinTech 100, an annual ranking of providers to the global financial services industry. The company moved up four places on this year's FinTech 100 list, landing at number 37 in 2008 versus the 41st spot in the 2007 ranking. The FinTech 100 ranking is compiled each year by the editors at American Banker, a daily newspaper which nearly 14,000 U.S. banking professionals subscribe to, and Financial Insights, a leading research, consulting and advisory firm to the financial services marketplace. Rankings are based on companies' 2007 annual revenue figures.

Brian Longe, president and chief executive officer, says this year's FinTech ranking signifies Wolters Kluwer Financial Services' stability during recent market turmoil.

"The financial services industry has been tested like never before by the events of the subprime meltdown and the credit crisis that has followed," said Brian. "Despite this fact, Wolters Kluwer Financial Services continues to hold a leading position in each of the markets it serves. We've been able to do so because of our deep subject matter expertise, strong product offering and unwavering commitment to helping customers efficiently manage risk tied to increasingly complex regulatory requirements while remaining profitable."

Brian also notes the company has laid the groundwork to continue its market leading positions well into the future.
"Not only do we have the financial strength and backing of Wolters Kluwer, but we have the in-house compliance expertise necessary to continue to invest in the growth of our business," he says. "We've made several acquisitions in 2008 and continued to innovate through the launch or significant enhancement of more than two dozen products."

Economic Sustainability

Financial Performance

In 2008, revenue grew 3% in constant currencies, while underlying revenue was in line with the previous year. Organic revenue growth in the subscription business and other non-cyclical product portfolio was 3% offset by contraction in advertising and promotion revenue, weak demand for book products, and declining transaction volumes in mortgage and other corporate lending and business formation products.

Customer demand for integrated workflow and software solutions continued to drive electronic revenue growth to 9% in constant currencies. Electronic products, including online customer research tools, workflow solutions, and software now represents approximately half of total revenue.

Despite challenging market conditions the company's profitability improved. Ordinary EBITA grew by 5% in constant currencies and the ordinary EBITA margin improved to 20.1% from 19.5% in 2007. This improvement was driven by strong growth in higher margin online and software products, tight controls on personnel expenses and other costs, the benefit of structural improvements made in prior years, and operational excellence programs including project Springboard. As a result of these improvements and the effect of the 2007 share buy-back program, diluted ordinary earnings per share grew 10% in 2008 to € 1.52.

In 2008, free cash flow totaled in constant currencies € 415 million representing 3% growth. The resilient portfolio and strong cash generation continue to support a solid financial position. Debt refinancing of greater than € 900 million completed early in 2008 at attractive rates, extended the maturity profile out beyond 2013, ensuring a strong liquidity position and sufficient year-end headroom in excess of the company's € 500 million policy minimum.

Corporate Governance

Corporate governance is an important subject for Wolters Kluwer. The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the company. In 2008, Wolters Kluwer complied with all of the principles and Best Practice Provisions of the Dutch Corporate Governance Code 2003 that was applicable until December 31, 2008 (the "Code") unless stipulated otherwise in the Corporate Governance chapter of the Annual Report. Early 2009, the Executive Board and Supervisory Board have discussed the amended corporate governance Code that came into force as of January 1, 2009 (the "Amended Code"). The Corporate Governance section of the 2008 Annual report provides an indication of the company's preliminary views with respect to some of the best practice provisions in the Amended Code that are different from the Code.

Revenues from Digital Products

One of the strategic sustainability indicators of Wolters Kluwer is the percentage revenues from digital products. This indicator shows how the company reduces its paper use through the production of digital products. This percentage has increased from 47% in 2007 to 49% in 2008. This Key Performance Indicator represents part of our environmental impact.

Brand Management

Wolters Kluwer business units strategically manage their brands in various ways: 28% of the business units conduct a 360-degree feedback process (including suppliers, customers, employees and other stakeholders), 80% integrate the feedback received into the company strategy, 71% have a clearly defined branding process and 42% link brand metrics to financial performance. This is compared to 31%, 85%, 73% and 45% respectively in 2007. Furthermore, 57% of the businesses assign explicit centralized responsibility for the tracking and analysis of the brand metrics and 46% benchmark their brands with peer groups, compared to 43% and 35% respectively in 2007. 54% of the units systematically monitor the value of their brands. This is comparable to the figure reported in 2007. The Wolters Kluwer corporate brand is monitored via positioning leadership, name recognition and media coverage. Internally, the brand is monitored via brand connection (alliance is shown as 'a Wolters Kluwer business') and brand engagement via brand champions and house style officers.

Dividend

At the Annual General Meeting of Shareholders on April 21, 2009, Wolters Kluwer will propose a dividend distribution of €0.65 per share for 2008, a 2% increase over 2007. A dividend of €0.65 corresponds with a dividend yield of 4.8% on the closing share price of December 31, 2008.

Wolters Kluwer, in line with previous years and indicating a strong belief in the future of the company, will propose to allow its shareholders to choose between a distribution in the form of cash or stock. After acceptance of the proposal at the Annual General Meeting of Shareholders, the shareholders will be asked to make their choices known. The stock dividend ratio will be set on April 29, 2009 (after the close of trading), and the cash distribution will be payable as of May 4, 2009.

Environmental Sustainability

In acknowledgement of global climate change, Wolters Kluwer believes it must continually improve the way the company works to be more environmentally friendly and efficient. Wolters Kluwer feels its sustainability efforts must begin with what it produces. Since 2005, the company has actively worked to convert more of its businesses from paper-based products into online information tools, reducing not just its own, but also its customers' environmental footprint. 64% of its products are currently non-print. Another example of environment and business objectives working together comes from the Tax, Accounting & Legal division. This division has advanced its paperless strategy for tax and accounting professionals through increased sales of market-specific versions of the ProSystem fx software line in the United States, Canada, and Australia.

Furthermore, the company is looking at new ways of reducing the energy used in office buildings and travel to and from work. Wolters Kluwer U.S. Corporate Real Estate has launched its Springboard initiative called @WorkAnywhere, which will provide triple bottom line sustainability benefits. Environmental benefits such as less waste being generated, reduced energy, and water consumption and lower carbon emissions will be realized with less commuting and more efficiently designed facilities. Social benefits will be realized, such as the preservation of natural resources (i.e. recycling), improved occupant comfort and greater employee education on sustainability impact and activities. Finally, economic benefits will include reduced lease, energy and building maintenance costs.

New climate change product sees CCH partner with Baker & McKenzie

Sydney, Australia (October 2, 2008) - CCH announces the launch of the Global Climate Change Law Guide, available from Monday 20 October. CCH, a Wolters Kluwer business, in partnership with law firm Baker & McKenzie, has created a unique resource providing an explanation of climate change law from around the world.

Written by leading law firm Baker & McKenzie, the Global Climate Change Law Guide addresses multiple jurisdictions and allows advisors to access current and authoritative analysis and commentary on Emissions Trading and interrelated law from regions as diverse as Europe, North America, Latin America and the Asia Pacific. The Guide will be available for even more countries in 2009.
The Global Climate Change Law Guide provides:

regional and national emissions trading mechanisms, including rules of operation for regional, national and key sub-national schemes;

implementation of the Clean Development Mechanism and Joint Implementation frameworks;

greenhouse gas reporting requirements;

energy efficiency (targets, reporting requirements, mandatory building standards);

renewable and clean energy schemes;

plain English commentary and links to key source material and documentation;

regular updates for each country so that you always have the latest information at hand;

news alert services available in some countries

CCH has also released a new white paper titled 'Climate Change: can business trade pollution reductions for big bucks?', written to assist those that are new to Emissions Trading to understand the essential facts - and opportunities -surrounding this new and quickly developing area of law.

Environmental Policy

Wolters Kluwer believes it also needs to continually improve the way it works to make the company more environmentally friendly. Therefore, it has drafted a global environmental policy. Wolters Kluwer has identified the environmental aspects on which it has the most impact. Accordingly, Wolters Kluwer's global goals are to:

- incorporate environmental management consideration into its core business plans and management practices;
- reduce its paper use by increasing software and online products and revenues;
- encourage the use of paper approved by recognized third party certified forest sustainability standards;
- work closely with its employees, customers, suppliers and other parties to continually refine its work practices and operations;
- promote 'green procurement' - consider the environment as one of the criteria when involved in purchasing decisions;
- monitor its environmental performance;
- comply with applicable legal requirements.

Wolters Kluwer measures the environmental performance of its business units in terms of paper use, waste, energy use and water use annually. It also measures the environmental impact of lease cars and business-related air travel. Most of the company's business units offer alternatives to business travel, such as teleconferencing, videoconferencing and working from home. Furthermore, Wolters Kluwer is looking into opportunities to invest in renewable energy in its offices and is working with local suppliers, mainly in the United States, to generate environmental information on its buildings. Questions asked included not only energy and waste metrics. Qualitative questions were also asked and included: does the building have a LEED qualification or plans to submit for qualification within the next 12 months? Are there recycling programs in place (for example for glass and for paper)? And are there any other sustainability programs in place in the building, such as standards for green cleaning? Unfortunately, both the number of suppliers responding as well as the quality level of the returned answers varied. Existing landlords are under no legal obligations in the U.S. to provide this information, everything was given on a voluntary basis. Wolters Kluwer finds this too weak to a basis for specific environmental target setting. Therefore during 2009, target setting will be based around CO_2 footprint or emissions measures per employee and not specifically around waste, energy or buildings. Furthermore, Wolters Kluwer is updating its new rental contracts in North America to ensure sustainability as a factor for decisions regarding new, greener buildings. Also, this will enable the company to obligate new landlords to provide environmental information.

At the moment, two business units have confirmed that they have an environmental management system for their operations.

Paper Use and Waste

In 2008, Wolters Kluwer's paper consumption amounted to 1,709 kg per FTE, compared to 1,930 kg per FTE in 2007. Total paper use amounted to 31,400 metric tons. The decrease in paper use can be explained by the higher percentage of digital products produced and more awareness about the use of paper at the offices.

Of the paper used by the business units, 2% was recycled paper. This is compared to 9% in 2007. The difference can be explained by the increased reliability of this indicator due to better measuring methods The business units were also asked for the first time to report whether they use new paper with an environmentally friendly certification, for example, the Forest Stewardship Council (FSC), Programme for the Endorsement of Forest Certification Schemes (PEFC) or Sustainable Forestry Initiative (SFI). This resulted in 73% of the business units reporting that they use new, environmentally friendly certificated paper. In the U.S., 75% of the total amount of paper used, is certified by the FCS and other acknowledged third party forest sustainability standards.

The company generated a total of 1,700 metric tons of waste (94 kg per FTE) in 2008. Waste generation in 2007 amounted to 95 kg per FTE.

Energy Use and Water Use

In 2008, total energy consumption amounted to 85 GWh: 71% from electricity and 29% from natural gas. Energy use per FTE amounted to 4,600 KWh in 2008. This figure is unchanged from the figure reported in 2007. This is equivalent to 1.9 tons of CO_2 emissions per FTE. Only one business unit has reported that it uses energy from renewable energy sources. This is comparable to last year. In our supplier investigation in the United States, 2 suppliers reported they used renewable energy sources. These buildings house two other business units. Wolters Kluwer's total water consumption amounted to 344,000 cubic meters. This is 81 liters per day per FTE compared to 93 liters per day per FTE in 2007

Business Travel

In 2008, employees flew a total of 115 million kilometers (72 million miles) on business, representing 6,200 km per FTE. This represents a 12% decline compared to 2007.

A total of 19 million km (11 million miles) were driven using lease cars, representing 1,000 km per FTE. These figures are not comparable to 2007 because car travel of the sales force has been included this year for one business unit. Furthermore, the coverage is higher because Kluwer (Legal, Tax & Regulatory division, the Netherlands) incorporated figures about car travel for the first time. These are relatively high compared to other business units.

Total CO_2 emissions related to business travel amounted to 17,300 tons. This is 0.94 ton per FTE. The total amount is comparable to 2007; the CO_2 emissions per FTE due to business travel declined by 6%.

Annexes

Annex I: Membership in (Trade) Organizations

American Bankers Association
American Bar Association
American Chamber of Commerce in the Netherlands
American Marketing Association
American Marketing Organization
American Medical Publishers Association
American Institute of Certified Public Accountants
American Society for Training & Development
America's SAP Users Group
Amsterdam Partners (Netherlands)
Arbeitsgemeinschaft der rechts- und staatswissenschaftlichen Verlage eV (Germany)
ARMA International
ASSINFORM - Associazione Italiana per l'Information Technology (Italy)
Association of American Publishers
Association Chartered Accountants (ACA)
Association Chartered Certified Accountants (ACCA)
Association of Customer Services (United Kingdom)
Association of Learned and Professional Society Publishers
Association of Information and Dissemination Centers (United States)
Associazione Italiana Editori (Italy)
Assosoftware (Italy)
Auckland Chamber of Commerce (New Zealand)
Australasian Society of Clinical & Experimental Pharmacologists and Toxicologists (ASCEPT)
Australian Human Resources Institute
Australian Institute of Management
Australian Society of CPAs
AWVN (Netherlands)
Better Business Bureau
Biotech Industry Association (BIO)
Bonus presskopia (Sweden)
Börsenverein des Deutschen Buchhandels (Germany)
British Educational Suppliers Association
Canadian Tax Foundation
Central Minnesota Society of HR Management (United States)
Certified General Accountants (Canada)
CFO Community (Italy)
Chartered Accountants (Canada)
Chartered Institute Management Accountants (CIMA)
Chartered Institute Marketing (CIM)
Chartered Institute of Personnel & Development
Chartered Secretaries of New Zealand
Consumer Bankers Association (United States)
Coopérative de la presse périodique (France)
CrossRef

Deutsche Gesellschaft für Personalführung eV (Germany)
Editors Association of Canada
Employers and Manufacturers' Association (New Zealand)
EURALEX (Hungary)
Federación de Gremios de Editores de España (Spain)
Fédération Nationale de la Presse d'information Spécialisée (France)
Federation of Belgian graphic industry (FEBELGRA)
Flanders Interuniversity Institute for Biotechnology (VIB, Belgium)
Föreningen för svenska läromedel (Sweden)
Groupement Français de l'Industrie de l'Information (France)
Healthcare Marketers Council (United States)
HINARI Initiative
Human Resources Community (Italy)
Human Resources Institute of New Zealand
Human Resources Professional Association of Ontario, Alberta & British Columbia (Canada)
Hungarian Logistics Association (MLE)
Hungarian Publishers' and Booksellers' Association (MKKE)
Independent Community Bankers of America
Indian Pharmacological Society (IPS)
Institute of Chartered Accountants (Australia)
Institute of Management Accountants (United States)
Institute Payroll & pensions Management (IPPM)
International Academy of Cardiovascular Sciences (IACS)
International Association of Scientific, Technical & Medical Publishers (STM)
International Health Economics Association
International Institute of Risk & Safety Management (IIRSM)
International Society for Medical Publication Professionals
International Society Pharmaeconomics & Outcomes Research (ISPOR)
John Adams Institute (Netherlands)
La Asociación para el Progreso de la Dirección (Spain)
La Confederación Española de Organizaciones Empresariales (Spain)
Law Society of New South Wales (Australia)
Law Society of Upper Canada
L'Association des Editeurs Belges (Belgium)
Life Sciences (Editorial Board, United States)
Local Paralegal Associations (United States)
L'Union Wallonne des Entreprises (Belgium)
Management Professional Association (Spain)
Management Systems Society (United States)
Marknadsföreningen (Sweden)
MASZRE (Hungary)
MATESZ (Hungary)
MATISZ (Hungary)
Medical Library Association (United States)
Medie och Informationsarbetsgivarna (Sweden)
Michigan Association of Certified Public Accountants (MACPA, United States)
Microsoft Connect
Microsoft Developers Network New Zealand
Mortgage Bankers Association (United States)
Mortgage Industry Standards Maintenance Organisation (United States)
MSDN Connection

National Association of Credit Union Service Organizations (NACUSO, United States)
National Council of Prescription Drug Programs (United States)
National Foundation of Abstracting I & Indexing Services (United States)
Nederlands Uitgeversbond (Netherlands)
New Zealand Law Society
New Zealand Institute of Chartered Accountants
New Zealand Microbiological Society
New Zealand Network Operators Group
New Zealand Organisation for Quality
New Zealand Software Architects Council
OJD (France)
Ontario Bar Association (Canada)
Országos Humánpolitikai Egyesület (Hungary)
Pharmaceutical Management Science Association (United States)
Pharmaceutical Marketing Research Group (United States)
Pharmaceutical Society of New Zealand
Polish Book Association
Professional & Scholarly Publishers (United States)
Project Management Institute (United States)
Public Relation Society of America
Royal Australasian College of Medical Administrators
Royal Pharmaceutical Society Great Britain
RUIT (Belgium)
Save the Children (Italy)
Skattebetalerforeningen (Norway)
Society for Corporate Secretaries & Governance Professionals (United States)
Society for Human Resources Management (United States)
Special Libraries Association (United States)
SQL Server Administrators Association (United States)
State Bar Associations (United States)
State Specific Bankers Associations (United States)
Syndicat National de la Presse Professionelle (France)
Syndicat National de l'édition (France)
Syndicat de la Presse économique et juridique (France)
Syndicat de la Presse médicale (France)
Tankönyves Vállalkozók Országos Testülete (Hungary)
Taxation Institute of Australia
The Marketing Association of New Zealand
The Marisa Bellisario Foundation (Italy)
The Publishers Association (United Kingdom)
Unie van Zelfstandige Ondernemers (Belgium)
Verbond van Belgische Ondernemingen (Belgium)
Vereniging van Beleggers voor Duurzame Ontwikkeling (Netherlands)
Vereniging VNO-NCW (Netherlands)
Vlaams Economisch Verbond (Belgium)
Vlaams Instituut voor Logistiek (Belgium)
Vlaamse Uitgevers Vereniging (Belgium)
Vlaamse Vereniging voor Zakelijke Communicatie (Belgium)

Annex II: Wolters Kluwer Company Values

Values to guide our actions
Our six company Values connect all Wolters Kluwer employees and support the successful execution of our strategy.

Customer Focus
We develop products, services, and solutions with our customers' needs in mind. We listen to our customers and treat them with professionalism, honesty, and respect.

Innovation
We create bold and forward-looking solutions that combine the latest technologies with our unmatched subject matter expertise and deep knowledge of our customers.

Accountability
We take full responsibility for our actions and performance, and for meeting customers' needs and shareholders' expectations. We keep our promises.

Integrity
We are direct, honest, transparent, and fair in our business dealings. We encourage diversity and respect the ideas and points of view of others.

Value Creation
We create value for our customers, employees, and shareholders. We strive for excellence in everything we do.

Teamwork
We work together with our customers, partners, and each other to meet our business goals.

Annex III: Summary of Wolters Kluwer Business Principles

In achieving its goals, Wolters Kluwer is committed to using high standards of professional conduct and ethics. We are also dedicated to being a responsible partner in society. Our company Values and Business Principles are an important means to enable us to live up to high professional and ethical standards. For the full text, please see the Corporate Governance section on www.wolterskluwer.com.

1. Responsibilities in Society

Wolters Kluwer is committed to its responsibilities in society. These responsibilities are related to human rights, minimizing our impact on the environment, and community-minded involvement. We conduct our business practices with fairness, honesty, integrity, and respect for differences in the wide variety of social, political, and economic environments we operate in.

2. Employees

Wolters Kluwer values its employees as a key resource. The success of Wolters Kluwer depends to a large extent on the dedication and commitment of all employees. We strive to create an innovative environment, to create equal opportunities for all, and to ensure that all employees maintain their professional competence and skills. We do all that is reasonable and practical to protect the health and safety of our employees.

3. Business Integrity

We are committed to conducting our business in accordance with all applicable laws, rules, regulations, and administrative practices of the countries and communities we operate in. Our business integrity principles focus on law compliance, corruption prevention, prevention of improper influence of conduct, and free competition.

4. Internal Controls and Transparency

Conducting our business in a transparent and honest way is an important part of our ethical standards. All employees have to act in conformity with the applicable internal policies, procedures, and guidelines. Wolters Kluwer encourages its employees to report fraud, breach of laws, or breach of Wolters Kluwer policies. Towards this end a Whistleblower Policy has been introduced, allowing all employees to report fraud or violation of laws or internal policies without fear of retaliation.

5. Use of Assets and Information

Information on the company's activities, strategies, business data, and financial results often is proprietary and confidential. Unauthorized disclosure could damage the company or give unfair advantage to others. Wolters Kluwer employees must avoid any situation that could create a conflict, or appearance of conflict, between their private interests and the interests of Wolters Kluwer. All employees will act in compliance with the applicable conditions of the Wolters Kluwer Code of Conduct on Insider Trading, and applicable local legislation regarding insider trading.

Annex IV: Disclosure on Management Approach and GRI Table

Strategy and analyses		Chapter/Section
1.1	CEO statement	Message from the Chairman
1.2	Key impacts, risks, and opportunities	Vision and Mission/ Sustainability Strategy
Organizational profile		
2.1	Name organization	Front Cover
2.2	Products and services	Corporate Profile
2.3	Operational structure	Corporate Profile
2.4	Location headquarters	Corporate Profile
2.5	Countries located	Corporate Profile
2.6	Nature of ownership and legal form	Corporate Profile
2.7	Markets	Corporate Profile
2.8	Size of operations	Corporate Profile
2.9	Organizational changes	Scope of the Report; Social Sustainability/Employees
2.10	Awards	Social Sustainability/External Recognition
Reporting parameters		
3.1	Reporting period	Scope of the Report
3.2	Previous report	Scope of the Report
3.3	Reporting cycle	Scope of the Report
3.4	Contact person(s)	Scope of the Report
3.5	Process report content	Scope of the Report
3.6	Scope	Scope of the Report
3.7	Scope limitations	Scope of the Report
3.8	Basis for reporting on joint ventures	Annual report
3.9	Data measurement techniques	Scope of the Report
3.10	Re-statements	Scope of the Report
3.11	Reporting changes	Scope of the Report
3.12	Standard Disclosures	GRI Table
3.13	Policy external assurance	Not included
Governance, Commitments, and Engagement		
4.1	Governance structure	Economic Sustainability/Corporate Governance; Annual Report
4.2	Chair of the highest governance body	Annual Report
4.3	Independent members	Annual Report
4.4	Mechanisms for shareholders and employees	Social Sustainability/Shareholders and

		investors; Social Sustainability/ Employees; Annual Report
4.5	Remuneration highest governance body	Social Sustainability/Employees; Annual Report
4.6	Processes to ensure conflicts of interest are avoided	Summary of Wolters Kluwer Business Principles; www.wolterskluwer.com
4.7	Expertise highest governance body	Annual Report
4.8	Internally developed statements	Vision and Mission/Values and business principles
4.9	Procedures of the highest governance body	Vision and Mission
4.10	Performance highest governance body	Annual Report
4.11	Precautionary approach	Vision and Mission/Values and business principles
4.12	Externally developed principles	Vision and mission/Sustainability strategy
4.13	Memberships in associations	Annex I: Membership in (trade) organizations
4.14	List of stakeholder groups	Social Sustainability
4.15	Identification and selection of stakeholders	Not included
4.16	Approaches to stakeholder engagement	Social Sustainability
4.17	Key topics through stakeholder engagement	Social Sustainability

Disclosure on Management Approach	Materiality	Responsibility	Objectives and performance	Policy	Training	Monitoring
Economic	Economic Performance Market Presence Indirect Economic Impacts	Corp: CEO BU: BU Managers	Economic Sustainability Vision and Mission Annual Report	Economic Sustainability Vision and Mission Annual Report		
Environment	Materials Energy Water Transport	Corp: CEO BU: BU managers	Environmental Sustainability	Environmental Policy Environmental Sustainability		Environmental Sustainability
Labor rights	Employment Labor Relations Health and Safety Training Diversity	Corp: Senior Vice-President HR BU: HR managers	Social Sustainability	Social Sustainability	Social Sustainability	Social Sustainability
Human rights	Non-discrimination Freedom of association Complaints and grievances	Corp: Senior Vice-President HR Corporate Legal Department	Human Rights Policy Social Sustainability	Human Rights Policy Social Sustainability	Vision and Mission	Vision and Mission
Society	Community Corruption Public Policy Anti-Competitive Behavior Compliance	Corp: CEO BU: BU managers	Vision and Mission Social Sustainability Annual Report	Vision and Mission Social Sustainability Business Principles Annual Report		Vision and Mission
Product responsibility	Marketing Communications Customer Privacy	Corp: CEO BU: BU managers	Social Sustainability Annual Report	Social Sustainability Business Principles Annual Report		Social Sustainability

Economic performance indicators		
EC 1	Direct economic value	Corporate Profile; Social Sustainability/Employees; Social Sustainability/Community Involvement; Annual Report
EC 2	Financial implications due to climate change	Environmental sustainability
EC 3	Coverage benefit plan obligations	Annual Report
EC 4	Financial assistance received from government	Not included
EC 6	Locally-based suppliers	Social Sustainability/Business Partners
EC 7	Local hiring	Not included
EC 8	Infrastructure investments	Social Sustainability/ Community involvement
Environmental performance indicators		

EN 1	Weight of materials used	Environmental Sustainability/Paper use and waste
EN 2	Recycled input materials	Environmental Sustainability/Paper use and waste
EN 3	Direct energy consumption	Environmental Sustainability/Energy and water use
EN 4	Indirect energy consumption	Not included
EN 6 (add)	Initiatives to provide energy-efficient or renewable energy-based products and services	Economic Sustainability/Revenues from digital products
EN 8	Total water use	Environmental Sustainability/Energy and water use
EN 11	Location land in protected areas	Not applicable
EN 12	Significant impacts on biodiversity	Not applicable
EN 16	Total direct and indirect green-house gas emissions by weight	Environmental Sustainability/Energy and water use
EN 17	Other relevant indirect green-house gas emissions by weight	Environmental Sustainability/Business travel
EN 19	Emissions of ozone-depleting substances	Not applicable
EN 20	NOx, SOx air emissions	Not applicable
EN 21	Total water discharge	Not applicable
EN 22	Total weight of waste	Environmental Sustainability/Paper use and waste
EN 23	Total spills	Not applicable
EN 26	Initiatives to mitigate environmental impacts	Economic Sustainability/Revenues from digital products; Environmental sustainability/Environmental policy
EN 27	Products reclaimed at the end of their useful life	Not included
EN 28	Monetary value of significant fines	Not applicable
Social Indicators		
Labor Rights and Decent Work		
LA 1	Breakdown of total workforce	Social Sustainability/Employees
LA 2	Employee turnover	Social Sustainability/Employees
LA 3 (add)	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations	Social Sustainability/Employees/ Remuneration and employee benefits
LA 4	Employees covered by collective bargaining agreements	Social Sustainability/Employees/Labor rights and health and safety
LA 5	Minimum notice period(s) regarding operational changes, including whether it is specified in collective agreements	Social Sustainability/Employees/ Organizational changes
LA 7	Rates of injury, occupational diseases, lost days, and absenteeism	Social Sustainability/Employees/Labor rights and health and safety
LA 8	Risk-control programs regarding diseases	Not included
LA 10	Training per employee category	Social Sustainability/Employees/

		Professional development
LA 11 (add)	Programs for skill management	Social Sustainability/Employees/ Professional development
LA 12 (add)	Percentage of employees receiving performance and career development reviews	Social Sustainability/Employees/ Professional development
LA 13	Gender breakdown of governance bodies	Social Sustainability/Employees/ Diversity
LA 14	Ratio of basic salary of men to women	Social Sustainability/Employees/ Diversity
Human Rights		
HR 1	Significant investment agreements that include human rights clauses	Not applicable
HR 2	Screening of suppliers on human rights	Social Sustainability/Business Partners
HR 4	Incidents of discrimination	Vision and Mission/ Values and business principles
HR 5	Incidents of violations of freedom of association and collective bargaining	Not included
HR 6	Child labor	Not applicable
HR 7	Forced or compulsory labor	Not applicable
Society		
SO 1	Impact on communities	Social Sustainability/Community involvement
SO 2	Number of business units analyzed for risks related to corruption	Not included
SO 3	Employees trained in organization's anti-corruption policies and procedures	Not included
SO 4	Actions taken in response to incidents of corruption	Not included
SO 5	Public policy positions and participation in public policy development	Not included
SO 6 (add)	Contributions to political parties	Vision and mission/Sustainability strategy
SO 8	Monetary value of significant fines	Vision and mission/Values and business principles
Product Responsibility		
PR 1	Improving health and safety impacts across the life cycle	Not applicable
PR 3	Product information and labeling	Not applicable
PR 5	Customer satisfaction	Social Sustainability/Customers
PR 6	Marketing communications	Vision and mission/Sustainability strategy
PR 9	Monetary value of significant fines	Not applicable

Colophon

This Sustainable Entrepreneurship Report is available on the Wolters Kluwer website:
www.wolterskluwer.com

Contact information
Wolters Kluwer nv
Apollolaan 153
P.O. Box 75248
NL 1070 AE Amsterdam
T +31206070400
F +31203070490
info@wolterskluwer.com
www.wolterskluwer.com

Trade Register No. 33.202.517
(Amsterdam Chamber of Commerce)

Human Resources
T +31 20 6070 436
F +31 20 6070 491
hr@wolterskluwer.com

Corporate Communications
T +31 20 6070 459
F +31 20 6070 490
info@wolterskluwer.com

Investor Relations
T +31 20 6070 407
T +31 20 6070 499
ir@wolterskluwer.com

Consultancy
Triple Value Strategy Consulting

File No. 82-2683



RECEIVED
2009 MAR 25 A 7:05

PRESS RELEASE

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer 2008 Annual Report and 2008 Sustainable Entrepreneurship Report Online

Reports showcase company's long-term commitment to deliver added value to all stakeholders and the society in which it operates

Amsterdam (March 19, 2009) - Wolters Kluwer, a market-leading global information services and publishing company focused on professionals, today issued its online 2008 Annual Report and 2008 Sustainable Entrepreneurship Report. Both reports are available as dedicated interactive website with tools in place to access the content and data easily, share information fast, and customize sections to compile a personalized report.

The 2008 Annual Report gives details on Wolters Kluwer's resilient operational and financial performance, reviews the achievements in the areas of market leadership, innovation and customer focus, and operational excellence, outlines the company's business activities to further the growth of the online and software portfolio, and highlights the strategic priorities going forward. The 2008 Sustainable Entrepreneurship Report states Wolters Kluwer's activities and results achieved in the three sustainability dimensions: social, economic, and environmental. These online reports showcase the company's continuous long-term commitment to deliver added value to customers, shareholders, investors, employees, and the society at large in which it operates.

Annual Report

In the 2008 Annual Report, Nancy McKinstry, CEO and Chairman of the Executive Board, commented in the Chairman's Message:

"2008 demonstrated that the fundamentals of Wolters Kluwer are strong and that we have the vision and capabilities necessary to address the demands of the market. The strengths of Wolters Kluwer that help the organization overcome the present market challenges are the result of the investments in our infrastructure, capabilities, and people."

"In the face of the market challenges, Wolters Kluwer performed well against the key performance indicators to measure our progress, meeting nearly all of our financial goals. The financial strength of the company is reflected in our healthy balance sheet and our ability to continuously invest in market expansion, technology, and product innovation. Wolters Kluwer showed resilience and the company remains well positioned for sustained profitability and long-term growth."

Sustainable Entrepreneurship Report

The company's sustainability strategy and activities over 2008 are described in the 2008 Sustainable Entrepreneurship Report, produced according to the G3 sustainability reporting guidelines with the application of the GRI principles.

In 2008, Wolters Kluwer made significant progress with growth of the sustainable product portfolio. With two-third of Wolters Kluwer's portfolio being non-print, a crucial element in the company's sustainability activities is the choice for responsible product consumption such as electronic or paperless products. Furthermore, for the second consecutive year, the company was listed in the Dow Jones Sustainability World Index. Also, the company recently joined the United Nations Global Compact to stress the importance of upholding human rights for the organization, developed an Environmental and Editorial Policy to serve as common basis for editorial standards, extended its internal employee leadership forums to maximize talent exposure and leverage global cooperation, and put more emphasis on better monitoring and lowering the company's environmental impact.

Wolters Kluwer's 2008 Annual Report and the Dutch *Jaaroverzicht 2008* are available online at www.wolterskluwer.com/2008annualreport, and both publications can be downloaded and printed in PDF format. A limited number of printed copies are available and can be ordered upon request by emailing info@wolterskluwer.com. The 2008 Sustainable Entrepreneurship Report is available online at www.wolterskluwer.com/2008SER and can be printed in PDF format.

Annual General Meeting of Shareholders
At the Annual General Meeting of Shareholders of Wolters Kluwer nv, which will be held on Tuesday, April 21, 2009, at 11:00 a.m. at the Okura Hotel, Amsterdam, the 2008 performance will be reviewed. Other items on the agenda include the dividend proposal of €0.65 per ordinary share, the proposal to reappoint Mr. P.N. Wakkie and Mr. L.P. Forman as member of the Supervisory Board, and to appoint Ms. B.M. Dalibard as new member of the Supervisory Board.

Details of the meeting, including the agenda in English and Dutch, are available at www.wolterskluwer.com. To request a print copy of the agenda, email info@wolterskluwer.com.

Dividend calendar 2009

Ex-dividend quotation	April 23, 2009
Dividend record date	April 27, 2009
Stock dividend ratio date	April 29, 2009 (after the close of trading)
Cash distribution payable	May 4, 2009
ADR Cash distribution payable	May 11, 2009

Calendar 2009

Annual General Meeting of Shareholders	April 21, 2009 (11:00 a.m. CET)
May trading update	May 6, 2009
Half-year 2009 results	July 29, 2009
November trading update	November 4, 2009
Full-year 2009 results	February 24, 2010

Full overview available at www.wolterskluwer.com

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had 2008 annual revenues of €3.4 billion, employs approximately 20,000 people worldwide, and maintains operations in over 35 countries across Europe, North America, Asia Pacific, and Latin America. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.